Schwab Retirement Advantage Money Fund™
Schwab Investor Money Fund™

(formerly Schwab Retirement Money Fund®)

Annual Report
December 31, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., which currently ranks as one of the largest investment managers in the country. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

We strive every day to warrant the trust you have placed in us; that will never change. Thank you for investing with us.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion for the year ended December 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for your Schwab money fund for the year ended December 31, 2005. Although the period was marked by volatility, our money funds provided competitive yields as well as safety and stability.

I would like to take this opportunity to remind you that Schwab Funds offers a range of position-traded money funds that are available with a variety of minimums and investment strategies to meet your needs. These funds and share classes are available beginning with a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include both taxable and, for clients who are tax sensitive, tax-free investment strategies. To make these products even more convenient, we've recently reduced the subsequent investment minimum requirement from $5,000 to $500 on several of our Value Advantage Investments.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. During the report period covered by this book, Schwab Funds launched seven new funds across varying investment styles and strategies.

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

2   Schwab Retirement Advantage Money Fund and Schwab Investor Money Fund



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the funds. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the funds. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial industry as a portfolio manager.

The Investment Environment and the Fund

Despite having witnessed a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates eight consecutive times in the one-year report period and bringing the benchmark rate up to 4.25%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

Regardless of the concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.5%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past two quarters was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructures in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September, although softening oil demand and quick action by the federal government to release Strategic Petroleum Reserves led to a subsequent decline off that peak. During the fourth quarter, oil had dropped to as low as $58 a barrel, but then rebounded back to $64 as of the end of the period. While the full economic effect of the hurricanes remains unknown, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in those areas.

Another significant event that happened during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he had not yet been confirmed into office as of the end of the report period, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

As noted above, the Fed continued in its tightening cycle throughout the year, raising short-term interest rates 0.25% at each of its eight meetings. At the end of the one-year report period, the benchmark rate was up to 4.25%. Over the course of 2005, as the Fed continued raising its benchmark rate, the yield curve continued to flatten and briefly inverted towards the end of the December. Nonetheless, higher Fed Funds rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

In this market environment, our strategy was to position the funds for a continued rise in interest rates. To accomplish this, we maintained and continued to add to our position of variable-rate securities. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. To further take advantage of the rising-rate environment, we maintained our weighted average maturity (WAM) relatively short, at around 40 days. Keeping the WAM short provided flexibility to adapt and respond to the changes in interest rates. This is a similar strategy to our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates.

Performance and Fund Facts as of 12/31/05

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Retirement Advantage Money Fund	Investor Money Fund
Ticker Symbol	SWIXX	SWRXX
Seven-Day Yield	3.83%[1]	3.64%
Seven-Day Yield–No Waiver	3.67%[2]	n/a
Seven-Day Effective Yield	3.90%[1]	3.71%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Retirement Advantage Money Fund	Investor Money Fund
Weighted Average Maturity	46 days	48 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1
Minimum Initial Investment[3]	$25,000	$1 *Retirement Plan Participants* $2,500 *Other Investors*

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund. Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.
[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.
[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2005 and held through December 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/05	Ending Account Value (Net of Expenses) at 12/31/05	Expenses Paid During Period[2] 7/1/05–12/31/05
Schwab Retirement Advantage Money Fund™				
Actual Return	0.49%	$1,000	$1,016.70	$2.49
Hypothetical 5% Return	0.49%	$1,000	$1,022.74	$2.50
Schwab Investor Money Fund™				
Actual Return	0.68%	$1,000	$1,015.70	$3.45
Hypothetical 5% Return	0.68%	$1,000	$1,021.78	$3.47

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Schwab Retirement Advantage Money Fund™

Financial Statements

Financial Highlights

	1/1/05–12/31/05	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.03	0.01	0.01	0.01	0.04
Less distributions:					
Dividends from net investment income	(0.03)	(0.01)	(0.01)	(0.01)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	2.81	0.95	0.74	1.48	3.96
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.49	0.49	0.50	0.50	0.50
Gross operating expenses	0.63	0.63	0.63	0.63	0.66
Net investment income	2.75	0.94	0.75	1.46	3.83
Net assets, end of period ($ x 1,000,000)	571	680	766	907	797

See financial notes.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

◆ Asset-backed security

✚ Credit-enhanced security

• Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
67.1%	Fixed-Rate Obligations	382,833	382,833
17.2%	Variable-Rate Obligations	98,405	98,405
14.1%	Other Investments	80,547	80,547
98.4%	Total Investments	561,785	561,785
1.6%	Other Assets and Liabilities		9,275
100.0%	Net Assets		571,060

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 67.1% of net assets		
Commercial Paper & Other Corporate Obligations 47.6%		
Alliance & Leicester, PLC, Section 4(2) / 144A		
4.32%, 02/21/06	3,000	2,982
3.95%, 03/14/06	1,500	1,488
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
4.35%, 02/22/06	1,739	1,728
4.35%, 02/23/06	1,000	994
4.37%, 02/28/06	1,000	993
◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A**		
4.29%, 01/09/06	6,000	5,994
✚ **ANZ (Delaware), Inc.**		
4.30%, 04/17/06	2,000	1,975
✚ **ANZ National Bank (Int'l) Ltd.**		
4.01%, 02/23/06	5,000	4,971
◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
4.28%, 04/10/06	2,000	1,977
◆✚ **ASAP Funding Ltd., Section 4(2) / 144A**		
4.31%, 02/02/06	1,000	996
4.46%, 03/07/06	1,000	992
◆✚ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
4.18%, 01/04/06	1,000	1,000
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
4.23%, 01/17/06	9,000	8,983
4.12%, 01/19/06	5,000	4,990
Bank of America Corp.		
4.42%, 02/28/06	4,000	3,972
✚ **Barclays U.S. Funding Corp.**		
4.35%, 02/24/06	1,000	994
◆✚ **Barton Capital Corp., Section 4(2) / 144A**		
4.29%, 01/09/06	2,000	1,998
4.12%, 01/17/06	2,104	2,100
Bear Stearns Companies, Inc.		
4.13%, 01/19/06	4,000	3,992
◆✚ **Beta Finance, Inc., Section 3c7 / 144A**		
4.15%, 01/24/06	1,500	1,496
◆✚• **Blue Spice, L.L.C., Section 4(2) / 144A**		
4.13%, 03/28/06	2,500	2,476
◆ **CC (USA), Inc., Section 3c7 / 144A**		
4.12%, 01/20/06	3,000	2,994

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
❖+ **Chariot Funding, L.L.C., Section 4(2) / 144A**		
4.28%, 01/06/06	1,500	1,499
+ **Citigroup Funding, Inc.**		
4.27%, 01/12/06	5,000	4,994
4.30%, 01/12/06	7,000	6,991
4.44%, 03/17/06	1,000	991
❖+ **Concord Minutemen Capital Co., Series A Section 3c7 / 144A**		
3.79%, 01/06/06	5,000	4,997
❖+ **Crown Point Capital Co., L.L.C. Section 3c7 / 144A**		
3.82%, 01/18/06	1,000	998
4.33%, 04/19/06	1,000	987
❖ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4 (2) / 144A**		
4.18%, 01/03/06	1,000	1,000
4.05%, 01/04/06	2,000	1,999
4.10%, 01/11/06	1,000	999
4.11%, 01/11/06	2,500	2,497
+ **Dexia Delaware L.L.C.**		
4.29%, 01/30/06	1,900	1,893
DnB NOR Bank ASA		
4.57%, 06/01/06	3,000	2,944
+ **Dresdner U.S. Finance, Inc.**		
4.31%, 01/09/06	1,000	999
❖+ **Eiffel Funding, L.L.C., Section 4(2) / 144A**		
4.49%, 03/28/06	1,000	989
❖+ **Falcon Asset Securitization Corp., Section 4(2) / 144A**		
4.12%, 01/17/06	5,000	4,991
4.24%, 01/18/06	3,000	2,994
❖ **Five Finance Inc., Section 3c7 / 144A**		
4.04%, 01/03/06	1,000	1,000
4.11%, 01/17/06	1,000	998
ForeningsSparbanken AB (Swedbank)		
4.29%, 04/19/06	1,000	987
4.54%, 05/30/06	5,000	4,908
❖ **Galaxy Funding, Inc., Section 4(2) / 144A**		
4.09%, 01/13/06	3,000	2,996
General Electric Capital Corp.		
3.95%, 03/21/06	7,000	6,941
3.95%, 03/22/06	6,000	5,948
4.30%, 04/17/06	1,000	988
4.52%, 05/23/06	1,000	983

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.37%, 07/06/06	9,000	8,803
4.62%, 08/03/06	2,000	1,947
General Electric Capital Services		
4.51%, 05/15/06	2,000	1,967
4.65%, 08/02/06	3,000	2,920
4.66%, 08/11/06	1,000	972
4.73%, 09/15/06	2,000	1,935
+ **HBOS Treasury Services, PLC**		
4.43%, 03/14/06	5,000	4,956
+ **ING (U.S.) Funding, L.L.C.**		
4.00%, 02/17/06	2,200	2,189
Irish Life & Permanent, PLC, Section 4(2) / 144A		
4.46%, 03/21/06	2,000	1,981
+ **IXIS Commercial Paper Corp., Section 4(2) / 144A**		
4.26%, 02/16/06	1,000	995
4.33%, 02/24/06	3,000	2,981
❖+ **Jupiter Securitization Corp., Section 4(2) / 144A**		
4.24%, 01/19/06	9,000	8,981
❖ **K2 (USA), L.L.C., Section 3c7 / 144A**		
4.29%, 02/13/06	5,000	4,975
+ **KBC Financial Products International, Ltd., Section 4(2) / 144A**		
4.34%, 02/22/06	3,000	2,981
❖ **Mane Funding Corp., Section 4(2) / 144A**		
4.14%, 01/19/06	7,000	6,986
❖+ **Mont Blanc Capital Corp., Section 4(2) / 144A**		
4.24%, 01/19/06	3,000	2,994
❖+ **Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A**		
4.11%, 01/13/06	1,000	999
4.12%, 01/13/06	1,149	1,147
4.35%, 02/22/06	1,000	994
❖+ **Park Avenue Receivables Corp. L.L.C., Section 4(2) / 144A**		
4.16%, 01/06/06	7,000	6,996
❖ **Park Granada, L.L.C., Section 4(2) / 144A**		
4.40%, 03/02/06	2,000	1,985
❖+ **Picaros Funding, L.L.C., Section 4(2) / 144A**		
3.97%, 02/17/06	1,000	995
❖+ **Preferred Receivables Funding Corp. Section 4(2) / 144A**		
3.97%, 02/10/06	2,000	1,991

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+San Paolo IMI U.S. Financial Co.		
4.03%, 01/05/06	4,000	3,998
+Santander Central Hispano Finance (Delaware), Inc.		
4.00%, 02/24/06	4,000	3,976
◆+Scaldis Capital Ltd., Section 4(2) / 144A		
4.12%, 01/17/06	2,000	1,996
4.14%, 01/20/06	3,000	2,994
4.37%, 02/27/06	4,000	3,973
4.40%, 03/02/06	3,000	2,978
◆+Sigma Finance, Inc., Section 3c7 / 144A		
4.09%, 01/12/06	2,110	2,107
4.34%, 02/21/06	1,000	994
4.47%, 05/08/06	8,000	7,877
Skandinaviska Enskilda Banken AB		
4.29%, 02/03/06	2,600	2,590
4.03%, 03/02/06	3,000	2,980
+Societe Generale North America, Inc.		
4.30%, 02/06/06	1,300	1,294
4.17%, 03/28/06	3,000	2,971
Svenska Handelsbanken, Inc.		
4.60%, 06/15/06	4,670	4,574
◆+Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
4.24%, 01/05/06	1,000	1,000
4.14%, 01/20/06	1,000	998
◆+Ticonderoga Funding, LLC., Section 4(2) / 144A		
4.24%, 01/05/06	6,000	5,997
+UBS Finance (Delaware), Inc.		
3.88%, 01/12/06	1,025	1,024
Westpac Banking Corp., Section 4(2) / 144A		
4.63%, 06/13/06	7,000	6,856
◆Whistlejacket Capital, L.L.C. Section 3c7 / 144A		
4.15%, 02/03/06	2,600	2,590
◆White Pine Finance, L.L.C., Section 3c7 / 144A		
4.10%, 01/06/06	2,612	2,611
4.30%, 04/18/06	1,000	987
◆+Yorktown Capital, L.L.C., Section 4(2) / 144A		
4.29%, 01/09/06	2,204	2,202
		271,833

Certificates of Deposit 19.5%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Australia & New Zealand Banking Group Ltd.		
4.24%, 04/07/06	4,000	4,000
Banca Intesa		
4.22%, 01/24/06	6,000	6,000
Bank of Tokyo-Mitsubishi, Ltd.		
4.43%, 03/07/06	2,000	2,000
Barclays Bank PLC		
4.18%, 01/04/06	9,000	9,000
4.16%, 01/05/06	3,000	3,000
BNP Paribas		
4.60%, 06/20/06	6,000	6,000
Canadian Imperial Bank of Commerce		
4.03%, 03/27/06	7,000	7,000
Credit Suisse		
4.25%, 01/03/06	3,000	3,000
DePfa Bank, PLC		
4.12%, 01/19/06	5,000	5,000
Deutsche Bank, AG		
4.62%, 10/26/06	5,000	5,000
Dresdner Bank AG		
4.30%, 01/10/06	3,000	3,000
+HBOS Treasury Services, PLC		
4.30%, 04/19/06	3,000	3,000
ING Bank N.V.		
4.46%, 05/08/06	3,000	3,000
Landesbank Baden-Wurttemberg		
4.58%, 06/12/06	2,000	2,000
Landesbank Hessen-Thuringen Girozentrale		
4.53%, 05/30/06	1,000	1,000
Mizuho Corp. Bank, Ltd.		
4.28%, 02/10/06	4,000	4,000
Nordea Bank Finland, PLC		
4.46%, 05/08/06	1,000	1,000
Royal Bank of Scotland, PLC		
4.29%, 02/01/06	7,000	7,000
4.41%, 05/05/06	1,000	1,000
Toronto Dominion Bank		
4.64%, 06/28/06	4,000	4,000
U.S. Bank, N.A.		
4.15%, 01/25/06	4,000	4,000
UBS, AG		
3.97%, 02/01/06	3,000	3,000
Unicredito Italiano SpA		
3.78%, 01/17/06	9,000	9,000

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Washington Mutual Bank, FA 4.30%, 01/17/06	4,000	4,000
Wells Fargo Bank, N.A. 4.29%, 01/10/06	12,000	12,000
		111,000

Variable-Rate Obligations 17.2% of net assets		
Barclays Bank, PLC 4.23%, 01/03/06	1,000	1,000
+ BMC Special Care Facilities Financing Authority of the City of Montgomery, Alabama Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997A 4.39%, 01/07/06	7,810	7,810
Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997B 4.39%, 01/07/06	1,895	1,895
BNP Paribas 4.25%, 01/04/06 4.30%, 01/10/06	8,000 5,000	7,998 4,999
◆ CC (USA), Inc., Section 3c7 / 144A 4.34%, 01/23/06	5,286	5,286
+ City of New Britain, Connecticut GO Series 2000C 4.39%, 01/07/06	3,500	3,500
Credit Suisse 4.32%, 01/11/06	5,000	5,000
◆ Dorada Finance, Inc., Section 3c7 / 144A 4.32%, 01/17/06	3,000	3,000
◆ Five Finance Inc., Section 3c7 / 144A 4.33%, 01/17/06	1,000	1,000
◆ Liberty Lighthouse U.S. Capital Co. L.L.C., Section 4(2) / 144A 4.34%, 01/30/06	3,000	3,000
◆+ Links Finance, L.L.C., Section 3c7 / 144A 4.35%, 01/17/06	6,000	6,000
+ Loanstar Assets Partners II, L.P. 4.46%, 01/07/06	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Martinez, California M/F Housing Revenue Refunding Bond (Muirwood Garden Apartments) Series 2003A-T 4.40%, 01/07/06	2,800	2,800
+ New York City IDA Taxable Industrial Revenue Refunding Bond (Allway Tools, Inc. Project) Series 1997 4.44%, 01/07/06	155	155
Norddeutsche Landesbank Girozentrale 4.32%, 01/17/06	4,000	4,000
Nordea Bank Finland, PLC 4.30%, 01/17/06	10,000	9,999
+ Palm Springs, California COP (Downtown Parking Project) Series 2002A 4.38%, 01/07/06	8,000	8,000
Royal Bank of Scotland, PLC 4.26%, 01/03/06	3,000	3,000
◆ Sigma Finance, Inc., Section 3c7 / 144A 4.33%, 01/17/06 4.30%, 11/06/06	3,000 1,000	3,000 1,000
• The Goldman Sachs Group, Inc. 4.40%, 01/13/06	4,000	4,000
◆+ Wachovia Asset Securitization, Inc., / 144A Series 2004-HMIA Class A 4.37%, 01/25/06	1,963	1,963
◆ Whistlejacket Capital, L.L.C., Section 3c7 / 144A 4.33%, 01/20/06	2,000	2,000
◆ White Pine Finance, L.L.C., Section 3c7 / 144A 4.32%, 01/12/06	3,000	3,000
		98,405

Security	Maturity Amount ($ x 1,000)
Other Investments 14.1% of net assets	
Repurchase Agreements 14.1%	
Credit Suisse First Boston Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,580 4.26%, issued 12/30/05, due 01/03/06	1,547 1,547

See financial notes. 11

Portfolio Holdings continued

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
Morgan Stanley & Co. Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $80,926 4.28%, issued 01/03/06, due 01/03/06	79,038	79,000
		80,547

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At December 31, 2005 portfolio holdings included illiquid and/or restricted securities as follows:		
Blue Spice, L.L.C. Section 4(2) / 144A 4.13%, 09/27/05, 03/28/06	2,500	**2,476**
The Goldman Sachs Group, Inc. 4.40%, 07/18/05, 01/13/06	4,000	**4,000**

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value		$481,238
Repurchase agreements at value		80,547
Receivables:		
Fund shares sold		8,978
Interest		1,020
Prepaid expenses	+	18
Total assets		**571,801**

Liabilities

Payables:		
Fund shares redeemed		606
Dividends to shareholders		67
Investment adviser and administrator fees		10
Transfer agent and shareholder service fees		10
Trustees' fees		8
Accrued expenses	+	40
Total liabilities		**741**

Net Assets

Total assets		571,801
Total liabilities	−	741
Net assets		**$571,060**

Net Assets by Source

Capital received from investors $571,060

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$571,060		571,118		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $561,785. Includes restricted and/or illiquid securities worth $6,476 or 1.1% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $196,515 or 34.4% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio $561,785

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$20,777**

Expenses

Investment adviser and administrator fees		2,437
Transfer agent and shareholder service fees		1,411
Trustees' fees		25
Custodian and portfolio accounting fees		72
Professional fees		28
Registration fees		55
Other expenses	+	10
Total expenses		4,038
Expense reduction	−	896
Net expenses		**3,142**

Increase in Net Assets from Operations

Total investment income		20,777
Net expenses	−	3,142
Net investment income		17,635
Increase in net assets from operations		**$17,635**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.17% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses through April 29, 2006, to 0.49% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$17,635	$6,778
Increase in net assets from operations	**17,635**	**6,778**

Distributions Paid

Dividends from net investment income	**17,635**	**6,778**

Transactions in Fund Shares

Shares sold	328,145	527,193
Shares reinvested	17,297	6,620
Shares redeemed	+ (454,550)	(619,675)
Net transactions in fund shares	**(109,108)**	**(85,862)**

Net Assets

Beginning of period	680,168	766,030
Total decrease	+ (109,108)	(85,862)
End of period	**$571,060**	**$680,168**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

Current year

Ordinary income	$17,635
Long-term capital gains	$−

Prior year

Ordinary income	$6,778
Long-term capital gains	$−

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab Investor Money Fund®

Financial Statements

Financial Highlights

	1/1/05– 12/31/05	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.03	0.01	0.01	0.01	0.04
Less distributions:					
Dividends from net investment income	(0.03)	(0.01)	(0.01)	(0.01)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	2.63	0.77	0.58	1.30	3.75
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.67	0.66	0.66	0.68	0.70
Gross operating expenses	0.67	0.66	0.66	0.68	0.70
Net investment income	2.61	0.76	0.58	1.28	3.61
Net assets, end of period ($ x 1,000,000)	521	492	578	566	515

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
70.7%	Fixed-Rate Obligations	367,964	367,964
14.4%	Variable-Rate Obligations	74,686	74,686
14.9%	Other Investments	77,464	77,464
100.0%	Total Investments	520,114	520,114
0.0%	Other Assets and Liabilities		933
100.0%	Net Assets		521,047

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 70.7% of net assets		
Commercial Paper & Other Corporate Obligations 52.2%		
Alliance & Leicester, PLC, Section 4(2) / 144A		
3.95%, 03/14/06	1,500	1,488
4.49%, 05/10/06	1,000	984
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
4.35%, 02/22/06	5,000	4,969
◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A**		
4.24%, 01/04/06	2,000	1,999
4.29%, 01/09/06	6,000	5,994
✚ **ANZ (Delaware), Inc.**		
4.30%, 04/17/06	3,000	2,963
✚ **ANZ National Bank (Int'l) Ltd.**		
4.01%, 02/23/06	4,000	3,977
◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
4.26%, 04/11/06	1,000	988
4.66%, 06/23/06	1,000	978
◆✚ **ASAP Funding Ltd., Section 4(2) / 144A**		
4.20%, 01/06/06	1,000	999
4.46%, 03/07/06	3,000	2,976
◆✚ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
4.30%, 01/06/06	3,000	2,998
4.21%, 01/10/06	2,000	1,998
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
3.88%, 01/18/06	1,000	998
4.01%, 03/01/06	7,000	6,955
4.64%, 06/28/06	5,000	4,888
Bank of America Corp.		
4.42%, 02/27/06	7,000	6,951
Bank of Ireland, Section 4(2) / 144A		
4.25%, 01/27/06	1,000	997
Bear Stearns Companies, Inc.		
4.13%, 01/19/06	3,000	2,994
◆✚ **Beta Finance, Inc., Section 3c7 / 144A**		
4.31%, 02/17/06	2,000	1,989
4.00%, 03/01/06	1,000	994
◆✚• **Blue Spice, L.L.C., Section 4(2) / 144A**		
4.18%, 01/03/06	2,000	2,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ CBA (Delaware) Finance, Inc.		
4.27%, 02/15/06	4,000	3,979
4.32%, 02/21/06	1,000	994
◆ CC (USA), Inc., Section 3c7 / 144A		
4.12%, 01/20/06	4,000	3,991
◆+ Chariot Funding, L.L.C., Section 4(2) / 144A		
4.20%, 01/13/06	1,283	1,281
4.25%, 01/25/06	1,000	997
+ Citigroup Funding, Inc.		
4.33%, 01/24/06	5,000	4,986
4.41%, 02/21/06	1,000	994
4.44%, 03/13/06	1,000	991
4.45%, 03/16/06	10,000	9,910
4.44%, 03/17/06	1,000	991
◆+ Concord Minutemen Capital Co., Series A Section 3c7 / 144A		
3.75%, 01/06/06	3,000	2,999
4.25%, 04/07/06	1,000	989
◆+ Crown Point Capital Co., L.L.C., Section 3c7 / 144A		
3.82%, 01/18/06	4,938	4,929
◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4 (2) / 144A		
4.12%, 01/18/06	3,000	2,994
4.49%, 03/28/06	6,000	5,936
+ Dexia Delaware L.L.C.		
4.43%, 03/14/06	2,000	1,983
DnB Nor Bank ASA		
4.33%, 02/08/06	5,200	5,176
◆ Dorada Finance, Inc., Section 3c7 / 144A		
4.12%, 01/20/06	2,000	1,996
+ Dresdner U.S. Finance, Inc.		
4.42%, 02/21/06	1,000	994
◆+ Eiffel Funding, L.L.C., Section 4(2) / 144A		
4.49%, 03/28/06	2,000	1,979
◆+ Fairway Finance Co., L.L.C., Section 4(2) / 144A		
4.23%, 01/03/06	3,000	2,999
4.35%, 02/21/06	1,850	1,839
◆ Five Finance Inc., Section 3c7 / 144A		
4.11%, 01/17/06	1,000	998
4.31%, 04/19/06	1,000	987
Foreningssparbanken (Swedbank)		
4.29%, 02/03/06	1,000	996
4.29%, 04/19/06	1,000	987
4.54%, 05/30/06	2,000	1,963

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
General Electric Capital Corp.		
3.99%, 03/02/06	2,000	1,987
4.29%, 04/03/06	7,293	7,215
4.40%, 04/06/06	4,000	3,954
4.30%, 04/17/06	2,000	1,975
4.46%, 05/03/06	1,000	985
4.46%, 05/11/06	2,000	1,969
4.37%, 07/06/06	3,000	2,934
General Electric Capital Services		
4.51%, 05/15/06	3,000	2,951
4.69%, 09/01/06	3,000	2,908
4.70%, 09/12/06	3,000	2,904
◆+ Grampian Funding, L.L.C., Section 4(2) / 144A		
4.46%, 03/22/06	3,000	2,971
4.29%, 04/11/06	1,000	988
Irish Life & Permanent, PLC, Section 4(2) / 144A		
4.12%, 01/18/06	1,000	998
4.22%, 01/31/06	1,000	997
+ IXIS Commercial Paper Corp., Section 4(2) / 144A		
4.60%, 06/16/06	2,500	2,448
◆+ Jupiter Securitization Corp., Section 4(2) / 144A		
4.19%, 01/11/06	8,000	7,991
◆ K2 (USA), L.L.C., Section 3c7 / 144A		
4.35%, 02/17/06	4,000	3,978
4.13%, 03/27/06	1,000	990
+ KBC Financial Products International, Ltd., Section 4(2) / 144A		
4.34%, 02/22/06	2,500	2,485
◆+ Links Finance, L.L.C., Section 3c7 / 144A		
4.37%, 02/27/06	1,000	993
◆ Mane Funding Corp., Section 4(2) / 144A		
4.14%, 01/19/06	5,000	4,990
4.32%, 02/17/06	2,000	1,989
◆+ Mont Blanc Capital Corp., Section 4(2) / 144A		
4.21%, 01/13/06	2,000	1,997
4.24%, 01/19/06	1,145	1,143
Morgan Stanley		
4.29%, 04/12/06	3,000	2,965
4.32%, 04/17/06	1,000	988
◆+ Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A		
3.79%, 01/12/06	583	582
4.45%, 03/13/06	2,000	1,983

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+Nordea North America, Inc.		
4.16%, 03/31/06	1,500	1,485
Northern Rock PLC		
4.41%, 03/07/06	2,000	1,984
◆+Old Line Funding, L.L.C., Section 4(2) / 144A		
4.28%, 01/03/06	1,979	1,979
4.24%, 01/04/06	3,000	2,999
◆+Park Avenue Receivables Corp. L.L.C., Section 4(2) / 144A		
4.16%, 01/06/06	1,393	1,392
4.23%, 01/19/06	4,500	4,491
◆Park Granada, L.L.C., Section 4(2) / 144A		
4.29%, 01/09/06	2,000	1,998
4.30%, 02/07/06	1,000	996
◆+Picaros Funding, L.L.C., Section 4(2) 144A		
4.54%, 05/22/06	2,000	1,965
◆+Preferred Receivables Funding Corp. Section 4(2) / 144A		
3.97%, 02/10/06	2,000	1,991
+San Paolo IMI U.S. Financial Co.		
4.03%, 01/05/06	2,000	1,999
+Santander Central Hispano Finance (Delaware), Inc.		
4.00%, 02/24/06	3,000	2,982
◆+Scaldis Capital Ltd., Section 4(2) / 144A		
4.14%, 01/20/06	5,000	4,989
4.26%, 01/25/06	1,000	997
4.37%, 02/27/06	4,000	3,973
4.46%, 03/15/06	1,000	991
◆+Sheffield Receivables Corp., Section 4(2) 144A		
4.19%, 01/09/06	1,000	999
◆+Sigma Finance, Inc., Section 3c7 / 144A		
4.17%, 01/05/06	5,000	4,998
3.88%, 01/12/06	1,000	999
4.22%, 02/03/06	1,000	996
4.45%, 03/30/06	1,440	1,425
4.47%, 05/08/06	1,000	985
Skandinaviska Enskilda Banken AB		
4.17%, 01/05/06	1,700	1,699
+Societe Generale North America, Inc.		
4.15%, 03/28/06	2,000	1,981
◆+Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
4.24%, 01/05/06	4,110	4,108

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+Westpac Banking Corp., Section 4(2) / 144A		
4.38%, 03/02/06	5,000	4,964
4.62%, 06/16/06	2,000	1,958
◆Whistlejacket Capital, L.L.C. Section 3c7 / 144A		
4.15%, 02/03/06	1,000	996
◆White Pine Finance, L.L.C., Section 3c7 / 144A		
4.28%, 04/10/06	3,500	3,460
◆+Windmill Funding Corp., Section 4(2) / 144A		
4.32%, 02/02/06	2,000	1,992
		271,964
Certificates of Deposit 17.9%		
American Express Bank FSB		
4.44%, 03/14/06	1,000	1,000
Australia & New Zealand Banking Group Ltd.		
4.24%, 04/07/06	2,000	2,000
Bank of Tokyo-Mitsubishi, Ltd.		
4.44%, 03/09/06	4,000	4,000
Barclays Bank PLC		
4.18%, 01/04/06	5,000	5,000
4.20%, 01/11/06	1,000	1,000
BNP Paribas		
4.03%, 03/27/06	5,000	5,000
Credit Agricole S.A.		
4.63%, 06/22/06	2,000	2,000
Credit Suisse		
4.25%, 01/26/06	1,000	1,000
DePfa Bank, PLC		
4.12%, 01/19/06	4,000	4,000
Deutsche Bank, AG		
4.62%, 10/26/06	3,000	3,000
Dresdner Bank AG		
4.25%, 01/26/06	3,000	3,000
Fortis Bank		
4.18%, 04/03/06	2,000	2,000
+HBOS Treasury Services, PLC		
4.38%, 03/10/06	3,000	3,000
4.30%, 04/19/06	2,000	2,000
Mizuho Corp. Bank, Ltd.		
4.28%, 02/10/06	4,000	4,000
Nordea Bank Finland, PLC		
4.49%, 05/15/06	4,000	4,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Royal Bank of Canada		
4.01%, 02/28/06	2,000	2,000
San Paolo IMI SpA		
4.36%, 03/01/06	7,000	7,000
Suntrust Bank, Inc.		
4.20%, 02/03/06	1,000	1,000
Toronto Dominion Bank		
4.46%, 03/27/06	7,000	7,000
UBS, AG		
3.97%, 02/01/06	5,000	5,000
Unicredito Italiano SpA		
3.78%, 01/17/06	6,000	6,000
4.29%, 04/18/06	1,000	1,000
Washington Mutual Bank, FA		
4.30%, 01/17/06	4,000	4,000
Wells Fargo Bank, N.A.		
4.29%, 01/10/06	9,000	9,000
Wilmington Trust Company		
4.24%, 04/05/06	5,000	5,000
		93,000

Bank Notes 0.6%

Bank of America, N.A.		
4.19%, 01/11/06	3,000	**3,000**

Variable-Rate Obligations 14.4% of net assets

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Barclays Bank, PLC		
4.30%, 01/10/06	3,000	2,999
4.31%, 01/23/06	1,000	1,000
BNP Paribas		
4.30%, 01/10/06	5,000	4,999
4.31%, 01/17/06	1,000	1,000
+ **California Pollution Control Financing Authority** Solid Waste Disposable RB (Burr Properties Project) Series 1998B		
4.38%, 01/07/06	1,760	1,760
◆ **CC (USA), Inc., Section 3c7 / 144A**		
4.34%, 01/23/06	4,000	4,000
+ **Columbus, Georgia Development Authority** Taxable RB (Jay Leasing, Inc. Project) Series 1997		
4.41%, 01/07/06	1,735	1,735
Credit Suisse		
4.32%, 01/11/06	7,000	7,000
+ **Eagle County, Colorado Taxable Housing Facilities** RB (BC Housing, L.L.C. Project) Series 1997B		
4.39%, 01/07/06	1,500	1,500
◆+ **Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A**		
4.24%, 01/03/06	2,000	2,000
4.34%, 01/09/06	4,000	4,000
◆ **Liberty Lighthouse U.S. Capital Co. L.L.C., Section 4(2) / 144A**		
4.29%, 01/09/06	1,000	1,000
4.34%, 01/30/06	2,000	2,000
+ **LP Pinewoods SPV**		
4.40%, 01/07/06	15,000	15,000
Norddeutsche Landesbank Girozentrale		
4.32%, 01/17/06	2,000	2,000
Nordea Bank Finland, PLC		
4.34%, 01/17/06	3,000	3,000
Royal Bank of Scotland, PLC		
4.32%, 01/27/06	3,000	2,999
4.33%, 01/30/06	6,000	5,999
◆+ **Sigma Finance, Inc., Section 3c7 / 144A**		
4.33%, 01/17/06	3,000	3,000
• **The Goldman Sachs Group, Inc.**		
4.40%, 01/13/06	3,000	3,000
+ **Village of Sturtevant, Wisconsin** IDRB (Andis Co. Project) Series 1996B		
4.47%, 01/07/06	695	695
◆ **Whistlejacket Capital, L.L.C., Section 3c7 / 144A**		
4.33%, 01/17/06	1,000	1,000
4.33%, 01/20/06	1,000	1,000
◆ **White Pine Finance, L.L.C., Section 3c7 / 144A**		
4.32%, 01/12/06	2,000	2,000
		74,686

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Other Investments 14.9% of net assets

Repurchase Agreements 14.9%

Credit Suisse First Boston
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $1,496
4.26%, issued 12/30/05,
due 01/03/06 — 1,465 — 1,464

Morgan Stanley & Co. Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $65,578
4.28%, issued 12/30/05,
due 01/03/06 — 64,030 — 64,000

UBS Financial Services, Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $12,243
4.35%, issued 12/37/05,
due 01/03/06 — 5,004 — 5,000

4.24%, issued 10/11/05,
due 01/06/06 — 6,061 — 6,000

4.29%, issued 12/12/05,
due 01/06/06 — 1,003 — 1,000

77,464

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)

At 12/31/05, portfolio holdings included illiquid and/or restricted securities as follows:

Blue Spice, L.L.C. Section 4(2) / 144A
4.18%, 11/03/05, 01/03/06 — 2,000 — **2,000**

The Goldman Sachs Group, Inc.
4.40%, 07/18/05, 01/13/06 — 3,000 — **3,000**

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value		$442,650
Repurchase agreements at value		77,464
Receivables:		
Fund shares sold		2,398
Interest		926
Prepaid expenses	+	15
Total assets		**523,453**

Liabilities

Payables:		
Fund shares redeemed		2,290
Dividends to shareholders		25
Investment adviser and administrator fees		16
Transfer agent and shareholder service fees		11
Trustees' fees		7
Accrued expenses	+	57
Total liabilities		**2,406**

Net Assets

Total assets		523,453
Total liabilities	–	2,406
Net assets		**$521,047**

Net Assets by Source

Capital received from investors	$521,047

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$521,047		521,105		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $520,114. Includes restricted and/or illiquid securities worth $5,000, or 1.0% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $192,270 or 36.9% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$520,114

 See financial notes.

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest		**$16,687**

Expenses

Investment adviser and administrator fees		1,931
Transfer agent and shareholder service fees		1,270
Trustees' fees		26
Custodian and portfolio accounting fees		60
Professional fees		28
Registration fees		79
Shareholder reports		24
Other expenses	+	11
Total expenses		**3,429**

Increase in Net Assets from Operations

Total investment income		16,687
Total expenses	–	3,429
Net investment income		13,258
Increase in net assets from operations		**$13,258**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Mangement, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$13,258	$4,155
Increase in net assets from operations	**13,258**	**4,155**

Distributions Paid

Dividends from net investment income	**13,258**	**4,155**

Transactions in Fund Shares

Shares sold	335,633	321,230
Shares reinvested	13,137	4,104
Shares redeemed +	(320,068)	(410,657)
Net transactions in fund shares	**28,702**	**(85,323)**

Net Assets

Beginning of period	492,345	577,668
Total increase or decrease +	28,702	(85,323)
End of period	**$521,047**	**$492,345**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

Current year

Ordinary income	$13,258
Long-term capital gains	$–

Prior year

Ordinary income	$4,155
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. For these funds, shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds pay fees to affiliates of the Investment Adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Investor Money Fund
Schwab Advisor Cash Reserves
Schwab Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which the funds belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity using the effective interest rate method. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Retirement Advantage Money Fund

Schwab Investor Money Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Retirement Advantage Money Fund and Schwab Investor Money Fund (two of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Funds") at December 31, 2005, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California

February 14, 2006

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Retirement Advantage Money Fund and Schwab Investor Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

Interim Approval, May 2005. At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. Following such evaluation, the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Subsequent Continuation, August 2005. At the August 31, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the continuation of the Agreement through June 30, 2006. This approval extended the interim approval of the Agreement by the Board, which had taken place on May 24, 2005 and is discussed above. In connection with the approval of the Agreement, the Board considered additional information provided by CSIM in response to the Board's requests at the May 24, 2005 meeting, as well as reconsidered the information provided and factors considered at prior meetings including. The Board concluded that the information provided at the meeting supported continuation of the Agreement. In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate). *Until 2001:* Special Advisor to the President, Stanford University. *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University. Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2]

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3] Non-Executive Chairman, Solectron Corporation (manufacturing).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Trustee, Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01,* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

34

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Money Market Fund™

Annual Report
December 31, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., which currently ranks as one of the largest investment managers in the country. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

We strive every day to warrant the trust you have placed in us; that will never change. Thank you for investing with us.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for your Schwab money fund for the year ended December 31, 2005. Although the period was marked by volatility, our money funds provided competitive yields as well as safety and stability.

I would like to take this opportunity to remind you that Schwab Funds offers a range of position-traded money funds that are available with a variety of minimums and investment strategies to meet your needs. These funds and share classes are available beginning with a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include both taxable and, for clients who are tax sensitive, tax-free investment strategies. To make these products even more convenient, we've recently reduced the subsequent investment minimum requirement from $5,000 to $500 on several of our Value Advantage Investments.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. During the report period covered by this book, Schwab Funds launched seven new funds across varying investment styles and strategies.

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the fund. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

The Investment Environment and the Fund

Despite having witnessed a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates eight consecutive times in the one-year report period and bringing the benchmark rate up to 4.25%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

Regardless of the concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.5%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past two quarters was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructures in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September, although softening oil demand and quick action by the federal government to release Strategic Petroleum Reserves led to a subsequent decline off that peak. During the fourth quarter, oil had dropped to as low as $58 a barrel, but then rebounded back to $64 as of the end of the period. While the full economic effect of the hurricanes remains unknown, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in those areas.

Another significant event that happened during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he had not yet been confirmed into office as of the end of the report period, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

As noted above, the Fed continued in its tightening cycle throughout the year, raising short-term interest rates 0.25% at each of its eight meetings. At the end of the one-year report period, the benchmark rate was up to 4.25%. Over the course of the 2005, as the Fed continued raising its benchmark rate, the yield curve continued to flatten and briefly inverted towards the end of the December. Nonetheless, higher Fed Funds rates succeeded in moving money fund yields higher, making them a more attractive investment vehicle.

In this market environment, our strategy was to position the fund for a continued rise in interest rates. To accomplish this, we maintained and continued to add to our position of variable-rate securities. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. To further take advantage of the rising-rate environment, we maintained our weighted average maturity (WAM) relatively short, at around 40 days. Keeping the WAM short provided flexibility to adapt and respond to the changes in interest rates. This is a similar strategy to our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates.

Performance and Fund Facts as of 12/31/05

Ticker Symbol: SWMXX

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield[1]	3.58%
Seven-Day Yield–No Waiver[2]	3.54%
Seven-Day Effective Yield[1]	3.65%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	47 days
Credit Quality of Holdings % of portfolio	100% Tier 1

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2005 and held through December 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/05	Ending Account Value (Net of Expenses) at 12/31/05	Expenses Paid During Period[2] 7/1/05–12/31/05
Schwab Money Market Fund™				
Actual Return	0.74%	$1,000	$1,015.40	$3.76
Hypothetical 5% Return	0.74%	$1,000	$1,021.48	$3.77

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Financial Statements

Financial Highlights

	1/1/05–12/31/05–	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.03	0.01	0.01	0.01	0.04
Less distributions:					
Dividends from net investment income	(0.03)	(0.01)	(0.01)	(0.01)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	2.56	0.68	0.50	1.23	3.73
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.74	0.75	0.75	0.75	0.75
Gross operating expenses	0.78	0.78	0.78	0.78	0.79
Net investment income	2.52	0.67	0.50	1.22	3.63
Net assets, end of period ($ x 1,000,000)	42,552	44,023	49,079	51,063	49,116

See financial notes.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
68.4%	**Fixed-Rate Obligations**	29,096,667	29,096,667
17.7%	**Variable-Rate Obligations**	7,538,254	7,538,254
13.7%	**Other Investments**	5,833,801	5,833,801
99.8%	**Total Investments**	**42,468,722**	**42,468,722**
0.2%	**Other Assets and Liabilities**		83,688
100.0%	**Net Assets**		**42,552,410**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 68.4% of net assets		
Commercial Paper & Other Corporate Obligations 42.2%		
AB Spintab		
4.12%, 01/18/06	25,000	24,952
4.40%, 03/03/06	10,000	9,926
4.39%, 03/06/06	80,000	79,383
Alliance & Leicester, PLC, Section 4(2) / 144A		
4.12%, 01/20/06	35,000	34,925
4.14%, 02/06/06	66,500	66,229
3.95%, 03/14/06	95,000	94,265
4.43%, 04/07/06	69,500	68,694
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
4.07%, 01/09/06	100,000	99,911
4.35%, 02/22/06	48,000	47,702
4.48%, 03/22/06	63,000	62,380
◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A**		
4.27%, 01/04/06	50,000	49,982
4.29%, 01/09/06	20,980	20,960
✚ **ANZ (Delaware), Inc.**		
4.30%, 04/17/06	49,000	48,393
◆ **ANZ National Bank (Int'l) Ltd.**		
4.01%, 02/23/06	19,000	18,890
◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
4.04%, 02/27/06	18,000	17,887
4.47%, 05/12/06	10,000	9,841
4.61%, 06/13/06	47,000	46,040
4.65%, 06/16/06	50,000	48,951
4.63%, 06/19/06	20,000	19,576
4.64%, 06/19/06	23,000	22,510
4.65%, 06/22/06	43,000	42,067
4.66%, 06/23/06	24,000	23,475
◆✚ **ASAP Funding Ltd., Section 4(2) / 144A**		
4.04%, 01/04/06	15,000	14,995
4.30%, 02/02/06	63,000	62,761
4.30%, 02/03/06	90,000	89,649
4.42%, 03/03/06	5,000	4,963
4.46%, 03/07/06	110,000	109,124
4.47%, 03/08/06	35,158	34,873
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
3.88%, 01/18/06	240,000	239,566
4.12%, 01/19/06	77,929	77,770
3.95%, 01/23/06	80,000	79,810

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.16%, 01/26/06	30,000	29,914
4.00%, 03/01/06	51,000	50,672
4.01%, 03/01/06	24,026	23,871
4.03%, 03/22/06	139,000	137,780
4.03%, 03/23/06	150,000	148,667
4.13%, 03/28/06	13,000	12,874
4.51%, 05/15/06	43,000	42,293
4.52%, 05/17/06	188,000	184,861
4.63%, 06/19/06	20,000	19,576
4.63%, 06/22/06	22,000	21,525
Bank of America Corp.		
4.25%, 02/10/06	54,000	53,748
4.42%, 02/27/06	29,000	28,799
4.42%, 02/28/06	110,000	109,224
Bank of Ireland, Section 4(2) / 144A		
4.12%, 01/19/06	100,000	99,796
4.19%, 03/13/06	62,000	61,496
4.33%, 03/13/06	111,000	110,065
4.57%, 05/23/06	10,000	9,823
+ Barclays U.S. Funding Corp.		
4.28%, 02/10/06	30,000	29,859
4.35%, 02/24/06	2,150	2,136
◆+ Barton Capital Corp., Section 4(2) / 144A		
4.30%, 01/12/06	17,000	16,978
4.16%, 01/26/06	50,000	49,857
Bear Stearns Companies, Inc.		
4.04%, 01/04/06	139,000	138,954
4.04%, 01/06/06	110,000	109,939
4.12%, 01/18/06	40,000	39,923
4.31%, 04/21/06	3,000	2,961
◆+ Beta Finance, Inc., Section 3c7 / 144A		
3.85%, 01/13/06	80,000	79,899
4.28%, 02/09/06	40,000	39,817
4.31%, 02/17/06	46,000	45,744
4.33%, 02/21/06	74,500	74,048
4.37%, 02/28/06	15,000	14,896
◆+• Blue Spice, L.L.C., Section 4(2) / 144A		
4.08%, 01/12/06	54,500	54,433
4.45%, 03/17/06	40,000	39,633
4.13%, 03/28/06	51,000	50,507
+ CBA (Delaware) Finance, Inc.		
4.27%, 02/15/06	8,823	8,776
4.35%, 03/15/06	19,000	18,835
◆ CC (USA), Inc., Section 3c7 / 144A		
4.07%, 01/11/06	19,000	18,979

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
3.85%, 01/13/06	8,500	8,489
3.87%, 01/13/06	17,000	16,978
3.89%, 01/13/06	10,000	9,987
4.12%, 01/17/06	44,632	44,551
4.12%, 01/20/06	22,000	21,953
3.98%, 02/21/06	25,000	24,862
4.01%, 03/01/06	22,875	22,728
4.30%, 04/20/06	100,000	98,725
4.34%, 04/24/06	112,000	110,509
◆+ Chariot Funding, L.L.C., Section 4(2) / 144A		
4.28%, 01/06/06	33,500	33,480
4.23%, 01/09/06	94,808	94,720
4.20%, 01/13/06	39,000	38,946
4.11%, 01/17/06	34,002	33,940
◆ Citigroup Funding, Inc.		
4.29%, 01/09/06	54,000	53,949
4.27%, 01/12/06	48,000	47,938
4.30%, 01/12/06	100,000	99,869
4.14%, 01/23/06	50,000	49,875
4.33%, 01/23/06	125,000	124,671
4.33%, 01/24/06	120,000	119,670
4.41%, 02/21/06	188,000	186,833
4.41%, 02/23/06	100,000	99,355
4.37%, 02/27/06	150,000	148,974
4.44%, 03/13/06	55,000	54,524
4.45%, 03/16/06	80,000	79,276
4.46%, 03/17/06	246,000	243,740
4.66%, 06/22/06	50,000	48,913
4.65%, 06/26/06	138,000	134,937
◆+ Clipper Receivables Co., LLC Section 4(2) / 144A		
4.34%, 01/23/06	53,269	53,128
◆+ Concord Minutemen Capital Co., Series A Section 3c7 / 144A		
3.79%, 01/06/06	30,000	29,984
4.07%, 01/09/06	20,000	19,982
4.11%, 01/10/06	183,000	182,814
4.08%, 01/13/06	27,000	26,964
4.00%, 02/15/06	90,000	89,559
◆+ Crown Point Capital Co., L.L.C., Section 3c7 / 144A		
3.82%, 01/18/06	146,000	145,741
3.97%, 03/15/06	80,000	79,369
4.33%, 04/19/06	105,000	103,664
◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4 (2) / 144A		
4.18%, 01/03/06	84,000	83,981
4.00%, 01/04/06	66,807	66,785

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.01%, 01/05/06	34,000	33,985
4.11%, 01/10/06	85,000	84,914
4.10%, 01/11/06	28,000	27,968
4.11%, 01/11/06	33,000	32,963
4.30%, 01/12/06	108,000	107,859
4.12%, 01/18/06	122,000	121,765
4.13%, 01/19/06	59,000	58,879
4.15%, 01/20/06	21,000	20,954
DePfa Bank PLC, Section 4(2) / 144A		
4.62%, 06/14/06	33,600	32,908
✛ Dexia Delaware L.L.C.		
4.43%, 03/14/06	100,000	99,124
DnB NOR Bank ASA		
3.96%, 01/30/06	34,000	33,893
4.37%, 03/02/06	77,000	76,446
4.57%, 06/01/06	38,000	37,288
✛ Dorada Finance, Inc., Section 3c7 / 144A		
4.12%, 01/20/06	36,000	35,922
4.33%, 02/16/06	76,500	76,082
4.35%, 02/24/06	29,000	28,813
4.37%, 02/28/06	65,000	64,548
✛ Dresdner U.S. Finance, Inc.		
4.31%, 01/09/06	81,500	81,422
◆✛ Eiffel Funding, L.L.C., Section 4(2) / 144A		
4.18%, 01/09/06	47,000	46,957
4.49%, 03/28/06	69,000	68,268
◆✛ Fairway Finance Co., L.L.C., Section 4(2) / 144A		
4.17%, 01/24/06	86,170	85,943
3.97%, 03/13/06	6,101	6,054
4.64%, 06/21/06	12,911	12,633
◆ Five Finance Inc., Section 3c7 / 144A		
4.04%, 01/05/06	10,000	9,996
4.11%, 01/17/06	21,000	20,962
4.16%, 01/25/06	30,000	29,918
4.18%, 01/27/06	39,000	38,884
4.21%, 01/30/06	23,000	22,923
4.21%, 01/31/06	13,000	12,955
4.39%, 02/28/06	20,000	19,860
4.34%, 04/24/06	23,000	22,694
ForeningsSparbanken AB (Swedbank)		
4.54%, 05/30/06	71,000	69,697
4.54%, 05/31/06	238,000	233,602
◆ Galaxy Funding, Inc., Section 4(2) / 144A		
4.12%, 01/19/06	25,000	24,949

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
General Electric Capital Corp.		
4.04%, 01/04/06	430,000	429,857
4.05%, 01/06/06	263,000	262,854
3.99%, 03/01/06	280,000	278,206
3.99%, 03/02/06	48,000	47,687
3.95%, 03/21/06	310,000	307,367
4.40%, 04/06/06	119,000	117,643
4.46%, 05/03/06	105,000	103,449
General Electric Capital Services		
4.04%, 01/05/06	120,000	119,947
4.06%, 01/05/06	292,000	291,870
4.19%, 03/10/06	359,000	356,206
◆✛ Grampian Funding, L.L.C., Section 4(2) / 144A		
4.01%, 01/04/06	49,000	48,984
4.12%, 01/20/06	32,000	31,931
4.17%, 01/26/06	25,000	24,928
4.46%, 03/22/06	100,000	99,020
✛ HBOS Treasury Services, PLC		
4.33%, 02/22/06	28,375	28,199
4.34%, 02/22/06	87,000	86,461
4.33%, 02/24/06	100,000	99,357
4.37%, 03/03/06	150,000	148,902
✛ ING (U.S.) Funding, L.L.C.		
4.60%, 06/12/06	101,000	98,959
Irish Life & Permanent, PLC, Section 4(2) / 144A		
4.05%, 01/06/06	58,000	57,968
4.32%, 02/16/06	45,000	44,754
4.45%, 03/14/06	80,000	79,296
✛ IXIS Commercial Paper Corp., Section 4(2) / 144A		
4.14%, 01/26/06	150,000	149,574
4.26%, 02/16/06	59,000	58,683
4.33%, 02/24/06	89,000	88,429
4.60%, 06/16/06	7,500	7,345
◆✛ Jupiter Securitization Corp., Section 4(2) / 144A		
4.17%, 01/25/06	26,164	26,092
4.60%, 06/12/06	67,652	66,282
◆ K2 (USA), L.L.C., Section 3c7 / 144A		
4.06%, 01/09/06	57,900	57,848
4.07%, 01/09/06	34,500	34,469
4.12%, 01/17/06	10,000	9,982
4.29%, 02/13/06	46,000	45,767
4.31%, 02/17/06	26,900	26,750
4.37%, 02/23/06	20,500	20,369
4.37%, 02/28/06	3,000	2,979
4.39%, 03/02/06	40,000	39,711

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
3.95%, 03/13/06	82,000	81,374
4.45%, 03/13/06	10,000	9,913
4.13%, 03/27/06	50,000	49,522
4.33%, 04/20/06	40,000	39,486
+ KBC Financial Products International, Ltd., Section 4(2) / 144A		
4.16%, 01/24/06	100,000	99,737
◆+ Kitty Hawk Funding Corp., Section 4(2) / 144A		
4.30%, 01/13/06	20,000	19,971
◆+ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A		
4.40%, 01/03/06	20,000	19,995
4.17%, 01/05/06	40,000	39,982
3.79%, 01/13/06	15,000	14,981
4.11%, 01/13/06	40,929	40,873
3.82%, 01/18/06	129,431	129,202
4.33%, 02/13/06	70,000	69,642
4.35%, 02/21/06	11,117	11,049
4.35%, 02/22/06	12,998	12,917
3.97%, 03/14/06	70,000	69,455
◆+ Links Finance, L.L.C., Section 3c7 / 144A		
4.20%, 01/27/06	50,000	49,850
4.37%, 02/27/06	20,000	19,863
4.37%, 02/28/06	43,000	42,701
◆ Mane Funding Corp., Section 4(2) / 144A		
4.20%, 01/23/06	50,000	49,873
4.32%, 02/17/06	24,636	24,499
4.35%, 02/23/06	18,034	17,920
4.35%, 02/24/06	14,453	14,360
4.46%, 03/20/06	62,000	61,408
◆+ Mont Blanc Capital Corp., Section 4(2) / 144A		
4.21%, 01/13/06	164,465	164,236
4.24%, 01/19/06	25,000	24,947
4.35%, 02/23/06	59,000	58,626
Nationwide Building Society U.S.		
4.16%, 01/20/06	35,000	34,924
◆+ Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A		
4.04%, 01/03/06	6,838	6,836
4.28%, 01/06/06	58,000	57,966
4.16%, 01/19/06	30,000	29,938
4.16%, 01/23/06	101,395	101,140
3.97%, 02/08/06	10,464	10,421
4.35%, 02/24/06	19,474	19,348
4.04%, 02/27/06	15,000	14,906
4.40%, 03/02/06	7,000	6,949

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.06%, 03/23/06	15,000	14,866
4.65%, 06/19/06	10,000	9,786
+ Nordea North America, Inc.		
4.22%, 01/13/06	6,000	5,992
4.36%, 02/28/06	250,000	248,263
4.42%, 02/28/06	8,900	8,837
4.39%, 04/03/06	67,000	66,262
Northern Rock PLC		
4.41%, 03/07/06	43,000	42,661
◆+ Park Avenue Receivables Corp. L.L.C., Section 4(2) / 144A		
4.16%, 01/06/06	36,000	35,979
◆ Park Granada, L.L.C., Section 4(2) / 144A		
4.29%, 01/09/06	16,000	15,985
4.16%, 01/18/06	17,000	16,967
4.21%, 01/26/06	9,000	8,974
4.30%, 02/07/06	42,000	41,816
4.40%, 03/02/06	127,603	126,678
◆+ Picaros Funding, L.L.C., Section 4(2) / 144A		
4.00%, 02/17/06	68,000	67,652
4.35%, 02/22/06	43,000	42,733
4.18%, 03/30/06	127,958	126,679
◆+ Preferred Receivables Funding Corp. Section 4(2) / 144A		
3.97%, 02/10/06	71,701	71,391
4.60%, 06/12/06	17,398	17,046
+ San Paolo IMI U.S. Financial Co.		
4.03%, 01/05/06	290,000	289,871
+ Santander Central Hispano Finance (Delaware), Inc.		
4.00%, 02/24/06	210,000	208,765
3.96%, 03/15/06	108,000	107,149
◆+ Scaldis Capital Ltd., Section 4(2) / 144A		
4.13%, 01/17/06	167,827	167,522
4.17%, 01/25/06	72,322	72,123
4.46%, 03/15/06	12,470	12,358
4.46%, 03/20/06	26,647	26,392
4.46%, 03/21/06	48,854	48,381
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
4.18%, 01/10/06	50,000	49,948
4.07%, 01/12/06	43,000	42,947
4.12%, 01/19/06	100,000	99,796
4.22%, 02/03/06	18,000	17,931
4.27%, 02/09/06	50,000	49,771
4.27%, 02/10/06	135,000	134,367
4.34%, 02/21/06	72,000	71,562

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.02%, 02/22/06	73,000	72,583
4.37%, 02/27/06	102,000	101,302
4.39%, 03/01/06	15,000	14,893
4.41%, 03/03/06	10,000	9,926
4.13%, 03/27/06	18,000	17,828
4.47%, 05/08/06	118,000	116,179
Skandinaviska Enskilda Banken AB		
4.22%, 01/24/06	200,000	199,465
4.03%, 03/02/06	110,000	109,275
+ Societe Generale North America, Inc.		
4.17%, 03/28/06	26,000	25,746
The Goldman Sachs Group, Inc.		
4.36%, 01/03/06	112,000	111,973
◆+ Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
4.14%, 01/20/06	38,000	37,918
4.16%, 01/23/06	40,000	39,899
4.47%, 03/20/06	10,000	9,904
◆+ Ticonderoga Funding, LLC., Section 4(2) / 144A		
4.37%, 01/27/06	33,000	32,896
◆+ Tulip Funding Corp., Section 4(2) / 144A		
4.30%, 01/03/06	28,790	28,783
4.45%, 04/27/06	82,966	81,799
+ UBS Finance (Delaware), Inc.		
4.33%, 02/22/06	1,675	1,665
+ Westpac Banking Corp., Section 4(2) / 144A		
4.38%, 03/02/06	175,000	173,737
4.61%, 06/13/06	5,000	4,898
+ Westpac Trust Securities NZ Ltd., Section 4(2) / 144A		
4.28%, 02/09/06	134,000	133,386
4.36%, 02/28/06	70,000	69,514
4.45%, 04/21/06	77,000	75,972
◆ Whistlejacket Capital, L.L.C., Section 4(2) / 144A		
4.08%, 01/11/06	16,998	16,979
4.37%, 02/27/06	28,334	28,140
4.40%, 03/09/06	7,087	7,030
4.43%, 03/10/06	37,000	36,694
4.46%, 03/15/06	16,451	16,304
4.46%, 04/18/06	8,181	8,074
4.46%, 04/20/06	18,588	18,341
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
4.05%, 01/06/06	54,164	54,134
4.35%, 02/17/06	30,310	30,140
4.35%, 02/22/06	13,251	13,169
4.38%, 02/27/06	10,135	10,066
4.41%, 03/03/06	10,742	10,663

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.43%, 03/17/06	59,655	59,111
4.30%, 04/18/06	9,000	8,887
4.52%, 05/09/06	8,251	8,121
4.60%, 06/09/06	10,245	10,041
◆+ Windmill Funding Corp., Section 4(2) / 144A		
4.29%, 01/09/06	10,000	9,991
4.30%, 01/13/06	100,000	99,857
		17,967,667
Certificates of Deposit 24.4%		
Alliance & Leicester, PLC		
3.86%, 01/30/06	50,000	50,000
4.63%, 06/22/06	25,000	25,000
American Express Bank FSB		
4.46%, 03/22/06	125,000	125,000
Australia & New Zealand Banking Group Ltd.		
4.47%, 03/31/06	144,000	144,000
Banca Intesa		
4.22%, 01/24/06	220,000	220,000
Banco Bilbao Vizcaya Argentaria S.A.		
4.46%, 03/21/06	100,000	99,998
4.50%, 04/19/06	142,000	142,000
Bank of The West		
4.16%, 01/03/06	210,000	210,000
Bank of Tokyo-Mitsubishi, Ltd.		
4.43%, 03/07/06	166,000	166,000
Barclays Bank PLC		
4.20%, 01/11/06	190,000	190,000
4.21%, 01/18/06	72,000	72,000
4.36%, 02/28/06	26,000	26,000
BNP Paribas		
3.95%, 01/25/06	89,000	89,000
4.30%, 02/17/06	35,000	35,000
4.30%, 04/21/06	199,000	199,000
4.51%, 05/25/06	80,000	80,000
4.60%, 06/14/06	140,000	140,000
Calyon		
4.21%, 01/11/06	308,000	308,000
4.01%, 02/28/06	13,000	13,000
Canadian Imperial Bank of Commerce		
3.96%, 02/01/06	78,000	78,000
Citibank, N.A.		
4.05%, 01/06/06	120,000	120,000
4.34%, 02/23/06	73,000	73,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Credit Agricole S.A.		
4.61%, 06/21/06	185,000	185,000
Credit Suisse		
4.25%, 01/03/06	74,000	74,000
4.25%, 01/26/06	56,000	56,000
4.58%, 06/06/06	200,000	200,000
4.59%, 06/13/06	63,000	63,000
DePfa Bank, PLC		
4.05%, 01/06/06	30,000	30,000
4.21%, 01/13/06	39,000	39,000
4.12%, 01/19/06	20,000	20,000
Deutsche Bank, AG		
3.85%, 01/13/06	150,000	150,000
3.96%, 02/01/06	56,000	56,000
4.62%, 10/26/06	236,000	236,000
DnB Nor Bank ASA		
3.81%, 01/20/06	20,000	20,000
Dresdner Bank AG		
4.30%, 01/10/06	68,000	68,000
4.25%, 01/26/06	57,000	57,000
First Tennessee Bank, N.A.		
4.23%, 01/23/06	82,000	82,000
Fortis Bank		
4.18%, 04/03/06	289,000	289,000
4.40%, 04/07/06	124,000	124,000
+ HBOS Treasury Services, PLC		
4.38%, 03/10/06	132,000	132,000
4.41%, 05/05/06	56,000	56,000
HSBC Bank, USA		
4.13%, 03/29/06	100,000	100,000
4.30%, 04/21/06	26,000	26,000
ING Bank, N.V.		
4.11%, 01/20/06	340,000	340,000
Landesbank Baden-Wurttemberg		
4.48%, 03/31/06	146,000	146,000
4.58%, 06/12/06	276,000	276,006
Mizuho Corp. Bank, Ltd.		
4.28%, 02/10/06	167,000	167,000
Nordea Bank Finland, PLC		
4.24%, 04/06/06	100,000	100,000
4.46%, 05/08/06	141,000	141,000
4.62%, 08/08/06	146,000	146,000
Northern Rock, PLC		
4.25%, 01/26/06	25,000	25,000
4.18%, 01/27/06	100,000	100,000
Rabobank Nederland		
4.51%, 05/22/06	80,000	80,000
Royal Bank of Canada		
3.99%, 02/23/06	400,000	400,000
4.01%, 02/28/06	128,000	128,000
Royal Bank of Scotland, PLC		
4.29%, 02/01/06	71,000	71,000
4.41%, 05/05/06	56,000	56,000
San Paolo IMI SpA		
4.36%, 03/01/06	100,000	100,000
4.40%, 04/10/06	153,000	153,000
Societe Generale		
4.32%, 02/21/06	100,000	99,999
4.61%, 06/21/06	76,000	76,000
4.63%, 06/22/06	422,000	422,000
Suntrust Bank, Inc.		
4.20%, 02/03/06	140,000	140,000
Toronto Dominion Bank		
4.46%, 03/27/06	50,000	50,000
4.46%, 03/28/06	282,000	282,000
4.64%, 06/28/06	76,000	76,000
U.S. Bank, N.A.		
4.11%, 01/20/06	190,000	190,000
4.15%, 01/25/06	293,000	293,000
Unicredito Italiano SpA		
3.78%, 01/17/06	235,000	235,000
4.11%, 01/19/06	310,000	310,000
3.82%, 01/23/06	25,000	25,000
4.29%, 04/18/06	242,000	242,000
Washington Mutual Bank, FA		
4.44%, 03/14/06	112,000	112,000
4.63%, 06/19/06	74,000	74,000
Wells Fargo Bank, N.A.		
4.27%, 01/12/06	428,000	428,000
4.31%, 01/26/06	184,000	183,999
Wilmington Trust Co.		
4.37%, 03/01/06	26,000	25,998
4.42%, 03/08/06	15,000	15,000
		10,377,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank Notes 1.8%		
Bank of America, N.A.		
4.19%, 01/11/06	157,000	157,000
4.25%, 01/26/06	45,000	45,000
4.25%, 01/27/06	550,000	550,000
		752,000
		29,096,667
Variable-Rate Obligations 17.7% of net assets		
+ ABAG Financial Authority for Nonprofit Corps., California		
RB (Public Pole Institute) Series 2002B		
4.38%, 01/07/06	17,785	17,785
+ Albuquerque, New Mexico Airport		
RB Series 2000B		
4.35%, 01/07/06	15,900	15,900
Bank of Ireland, 144A		
4.34%, 01/20/06	50,000	50,000
Bank of New York Co., Inc., 144A		
4.42%, 01/27/06	75,000	75,000
Barclays Bank, PLC		
4.23%, 01/03/06	128,000	127,988
4.25%, 01/05/06	90,000	89,992
4.30%, 01/10/06	80,000	79,993
4.29%, 01/17/06	45,000	44,996
4.31%, 01/23/06	467,000	466,962
◆+ Beta Finance, Inc., Section 3c7 / 144A		
4.32%, 01/17/06	200,000	199,998
BNP Paribas		
4.25%, 01/04/06	65,000	64,987
4.31%, 01/17/06	95,000	94,990
Canadian Imperial Bank of Commerce		
4.43%, 01/17/06	100,000	100,000
4.35%, 01/23/07	65,000	65,000
◆ CC (USA), Inc., Section 3c7 / 144A		
4.34%, 01/23/06	61,000	60,999
+ CFM International, Inc., 144A		
4.38%, 01/07/06	16,975	16,975
Commonwealth Bank of Australia, 144A		
4.35%, 01/24/06	50,000	50,000
+ Cook County, ILL.		
Series 2004D		
4.41%, 01/07/06	30,000	30,000
Credit Suisse		
4.32%, 01/11/06	326,000	326,000
Dexia Credit Local		
4.32%, 01/26/06	79,000	78,980
◆ Dorada Finance, Inc., Section 3c7 / 144A		
4.32%, 01/17/06	100,000	99,999
◆ Five Finance Inc., Section 3c7 / 144A		
4.33%, 01/17/06	49,000	48,996
• GE Life & Annuity Assurance Co.		
4.37%, 01/01/06	150,000	150,000
General Electric Capital Corp.		
4.44%, 01/09/06	175,000	175,000
4.47%, 01/17/06	75,000	75,000
HSH Nordbank, AG		
4.29%, 01/09/06	302,000	301,987
• J.P. Morgan Securities, Inc.		
4.29%, 01/01/06	200,000	200,000
◆+ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A		
4.24%, 01/03/06	95,102	95,099
4.29%, 01/09/06	45,000	44,998
◆ Liberty Lighthouse U.S. Capital Co. L.L.C., Section 4(2) / 144A		
4.27%, 01/05/06	73,000	72,993
4.29%, 01/09/06	66,000	65,996
4.34%, 01/19/06	20,000	20,000
4.34%, 01/30/06	49,000	48,998
◆+ Links Finance, L.L.C., Section 3c7 / 144A		
4.29%, 01/09/06	30,000	29,996
4.34%, 01/10/06	57,000	57,004
4.32%, 01/17/06	115,000	114,988
4.35%, 01/17/06	73,000	73,004
+ Loanstar Assets Partners II, L.P.		
4.46%, 01/07/06	45,000	45,000
+ Lowndes Corp., Georgia, 144A		
Taxable Demand Bond Series 1997		
4.45%, 01/07/06	3,100	3,100
+ Merlot Trust Section 4(2) / 144A		
Series 2000B		
4.53%, 01/07/06	32,630	32,630

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Series 2001A67		
4.53%, 01/07/06	35,065	35,065
Series 2001A7		
4.53%, 01/07/06	15,470	15,470
Merrill Lynch & Co., Inc.		
4.35%, 01/17/06	100,000	100,000
• **Metropolitan Life Insurance Co.**		
4.36%, 01/03/06	100,000	100,000
• **Monumental Life Insurance Co.**		
4.39%, 01/01/06	100,000	100,000
Morgan Stanley		
4.30%, 01/03/06	240,000	240,000
4.34%, 01/17/06	30,000	30,000
+ **New Jersey Economic Development Authority**		
Adjustable Rate Lease Revenue Taxable Bonds (Barnes & Noble, Inc. Distribution & Freight Consolidation Center Project) Series 1995A		
4.34%, 01/07/06	11,830	11,830
Adjustable Rate Lease Revenue Taxable Bonds (Barnes & Noble, Inc. Distribution & Freight Consolidation Center Project) Series 1995B		
4.34%, 01/07/06	10,000	10,000
Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002A		
4.34%, 01/07/06	20,850	20,850
Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002B		
4.34%, 01/07/06	20,000	20,000
Norddeutsche Landesbank Girozentrale		
4.27%, 01/03/06	30,000	29,998
4.32%, 01/10/06	100,000	99,991
4.32%, 01/17/06	75,000	74,993
4.34%, 01/24/06	50,000	50,000
Nordea AB		
4.34%, 01/11/06	45,000	45,000
Royal Bank of Canada		
4.39%, 01/10/06	60,000	60,000
Royal Bank of Scotland, PLC		
4.26%, 01/03/06	150,000	149,990
4.25%, 01/04/06	100,000	99,982
4.26%, 01/06/06	90,000	89,993
4.33%, 01/30/06	181,000	180,976
Royal Bank of Scotland, PLC, 144A		
4.34%, 01/23/06	185,000	185,000
+ **Santa Rosa, California**		
Pension Obligation Revenue Taxable Bonds Series 2003A		
4.38%, 01/07/06	9,300	9,300
+ **SE Christian Church, Jefferson County, Kentucky**		
Series 2003		
4.39%, 01/07/06	8,700	8,700
◆+ **Sigma Finance, Inc., Section 3c7 / 144A**		
4.30%, 01/06/06	11,000	11,000
4.32%, 01/17/06	67,000	66,998
4.33%, 01/17/06	73,000	72,995
4.35%, 01/17/06	110,000	110,002
+ **Sisters of Mercy of the Americas Regional Community of Omaha, Nebraska**		
Series 2001		
4.39%, 01/07/06	11,860	11,860
Societe Generale, 144A		
4.26%, 01/03/06	60,000	60,000
Svenska Handelsbanken AB		
4.25%, 01/03/06	100,000	99,985
The Goldman Sachs Group, Inc.		
4.33%, 01/03/06	128,000	128,050
• **The Goldman Sachs Group, Inc.**		
4.34%, 01/04/06	40,000	40,000
4.40%, 01/13/06	150,000	150,000
• **The Goldman Sachs Group, Inc., 144A**		
4.39%, 01/09/06	225,000	225,000
• **Travelers Insurance Co.**		
4.43%, 01/30/06	100,000	100,000
◆+ **Wachovia Asset Securitization, Inc., 144A**		
Series 2005-HM1A Class AMM		
4.37%, 01/25/06	50,922	50,922
Washington Mutual Bank, FA		
4.36%, 01/30/06	140,000	140,000
Wells Fargo & Co., 144A		
4.34%, 01/03/06	75,000	75,000
4.36%, 01/17/06	165,000	165,002

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◆ **Whistlejacket Capital, L.L.C., Section 3c7 / 144A**		
4.33%, 01/17/06	73,000	72,995
4.33%, 01/20/06	87,000	86,993
◆ **White Pine Finance, L.L.C., Section 3c7 / 144A**		
4.24%, 01/03/06	40,000	39,999
4.32%, 01/12/06	47,000	46,996
4.32%, 01/17/06	118,000	117,987
4.32%, 01/23/06	88,000	87,999
		7,538,254

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Other Investments 13.7% of net assets

Repurchase Agreements 13.7%

Bank of America Securities L.L.C.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $1,836,000
4.30%, issued 12/30/05,

due 01/03/06	1,800,860	1,800,000

Bear Stearns & Co. Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $918,003
4.28%, issued 12/30/05,

due 01/03/06	900,428	900,000

Credit Suisse First Boston L.L.C.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $819
4.26%, issued 12/30/05,

due 01/03/06	801	801

Goldman Sachs Group Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $1,020,0000
4.33%, issued 12/30/05,

due 01/03/06	1,000,482	1,000,000

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Morgan Stanley & Co. Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $1,029,294
4.28%, issued ,12/30/05
due 01/03/06   1,000,476   1,000,000

UBS Financial Services, Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $1,155,662
4.35%, issued 12/27/05,
due 01/03/06   228,193   228,000

4.29%, issued 12/30/05,
due 01/03/06   905,431   905,000
     5,833,801

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At December 31,2005, portfolio holdings included illiquid and / or restricted securities as follows:		
Blue Spice, L.L.C., Section 4(2) / 144A		
4.08%,10/11/05, 01/12/06	54,500	54,433
4.45%, 12/15/05, 03/17/06	40,000	39,633
4.13%, 09/27/05, 03/28/06	51,000	50,507
		144,573
GE Life & Annuity Assurance Co.		
4.37%, 06/01/05, 01/01/06	100,000	100,000
4.37%, 02/01/05, 01/01/06	50,000	50,000
		150,000
J.P. Morgan Securities, Inc.		
4.29%, 01/01/06	200,000	**200,000**
Metropolitan Life Insurance Co.		
4.36%, 02/01/05, 01/03/06	100,000	**100,000**
Monumental Life Insurance Co.		
4.39%, 06/10/93, 01/01/06	100,000	**100,000**
Travelers Insurance Co.		
4.43%, 10/28/05, 01/30/06	100,000	**100,000**
The Goldman Sachs Group, Inc.		
4.34%, 10/04/05, 01/04/06	40,000	40,000
4.40%, 07/18/05, 01/13/06	150,000	150,000
		190,000
The Goldman Sachs Group, Inc., 144A		
4.39%, 07/09/04, 01/09/06	225,000	**225,000**

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$36,634,921
Repurchase agreements, at value	5,833,801
Interest receivable	91,574
Prepaid expenses	+ 500
Total assets	**42,560,796**

Liabilities

Payables:	
Dividends to shareholders	3,883
Investment adviser and administrator fees	958
Transfer agent and shareholder service fees	1,571
Trustees' fees	47
Accrued expenses	+ 1,927
Total liabilities	**8,386**

Net Assets

Total assets	42,560,796
Total liabilities	− 8,386
Net assets	**$42,552,410**

Net Assets by Source

Capital received from investors	42,552,459
Net realized capital losses	(49)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$42,552,410		42,553,018		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $42,468,722 Includes illiquid and/or restricted securities worth $1,209,573, or 2.8% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $13,297,784 or 31.3% of the fund's total net assets.
During the reporting period, the fund had $431 in transactions with other Schwab Funds®.

Federal Tax Data

Cost basis of portfolio	$42,468,722
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2007	$49

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Investment Income

Interest		**$1,401,279**

Expenses

Investment adviser and administrator fees		135,271
Transfer agent and shareholder service fees		193,285
Trustees' fees		185
Custodian and portfolio accounting fees		3,535
Professional fees		173
Registration fees		938
Shareholder reports		3,066
Other expenses	+	486
Total expenses		336,939
Expense reduction	–	19,092
Net expenses		**317,847**

Increase in Net Assets from Operations

Total investment income		1,401,279
Net expenses	–	317,847
Net investment income		**1,083,432**
Increase in net assets from operations		**$1,083,432**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through December 31, 2005 to 0.74% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$1,083,432	$316,431
Increase in net assets from operations	**1,083,432**	**316,431**

Distributions Paid

Dividends from net investment income	**1,083,432**	**316,431**

Transactions in Fund Shares

Shares sold	133,869,279	131,897,898
Shares reinvested	1,067,563	310,836
Shares redeemed	+ (136,407,280)	(137,265,143)
Net transactions in fund shares	**(1,470,438)**	**(5,056,409)**

Net Assets

Beginning of period	44,022,848	49,079,257
Total decrease	+ (1,470,438)	(5,056,409)
End of period	**$42,552,410**	**$44,022,848**

The tax-basis components of distributions are:

Current year
Ordinary income	$1,083,432
Long-term capital gains	$—

Prior year
Ordinary income	$316,431
Long-term capital gains	$—

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes

Business Structure of the Funds

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The Fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide Investment Advisory and administrative services and with

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Investor Money Fund
Schwab Advisor Cash Reserves
Schwab Cash Reserves

Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts that it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity using the effective interest rate method. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to that fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Money Market Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Money Market Fund (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 14, 2006

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Money Market Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

Interim Approval, May 2005. At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. In connection with the interim approval of the Agreement, the Board requested that CSIM prepare responses to certain questions outlined below in advance of the next regularly scheduled Board meeting. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. With respect to Schwab Money Market Fund, the Board asked CSIM to consider whether certain measures might reduce the fund's operating expenses or better allocate overall fund costs to shareholders who are more expensive for the fund to service, per dollar invested, while also permitting shareholders who are less expensive to service to enjoy lower expenses. The Board requested that CSIM report the results of its study at the next regular Board meeting. Following such evaluation and based upon CSIM's agreement to perform such study, as requested by the Board, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. With respect to the Schwab Money Market Fund, the Board also considered Schwab's agreement that that fund's net operating expenses (excluding interest, taxes and certain non-routine expenses) would not exceed 74 (seventy-four) basis points for the period January 1, 2005 until April 30, 2006. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Subsequent Continuation, August 2005. At the August 31, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the continuation of the Agreement through June 30, 2006. This approval extended the interim approval of the Agreement by the Board, which had taken place on May 24, 2005 and is discussed above. In connection with the approval of the Agreement, the Board considered additional information provided by CSIM in response to the Board's requests at the May 24, 2005 meeting, as well as reconsidered the information provided and factors considered at prior meetings. The Board concluded that the information provided at the meeting supported continuation of the Agreement, subject to CSIM's continuing review of expense ratios for the Schwab Money Market Fund. In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate). *Until 2001:* Special Advisor to the President, Stanford University. *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University. Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2]

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3] Non-Executive Chairman, Solectron Corporation (manufacturing).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

29

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Trustee, Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01,* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

30

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Municipal Money Fund™

Annual Report
December 31, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., which currently ranks as one of the largest investment managers in the country. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

We strive every day to warrant the trust you have placed in us; that will never change. Thank you for investing with us.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion for the year ended December 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for your Schwab money fund for the year ended December 31, 2005. Although the period was marked by volatility, our money funds provided competitive yields as well as safety and stability.

I would like to take this opportunity to remind you that Schwab Funds offers a range of position-traded money funds that are available with a variety of minimums and investment strategies to meet your needs. These funds and share classes are available beginning with a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include both taxable and, for clients who are tax sensitive, tax-free investment strategies. To make these products even more convenient, we've recently reduced the subsequent investment minimum requirement from $5,000 to $500 on several of our Value Advantage Investments.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. During the report period covered by this book, Schwab Funds launched seven new funds across varying investment styles and strategies.

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

2   Schwab Municipal Money Fund



Kevin Shaughnessy, CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the fund. Prior to joining the firm in 2000, he worked for more than 10 years in fixed income portfolio management.

The Investment Environment and the Fund

Despite having witnessed a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates eight consecutive times in the one-year report period and bringing the benchmark rate up to 4.25%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

Regardless of the concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.5%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past two quarters was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructures in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September, although softening oil demand and quick action by the federal government to release Strategic Petroleum Reserves led to a subsequent decline off that peak. During the fourth quarter, oil had dropped to as low as $58 a barrel, but then rebounded back to $64 as of the end of the period. While the full economic effect of the hurricanes remains unknown, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in those areas.

Another significant event that happened during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he had not yet been confirmed into office as of the end of the report period, Bernanke's experience on

the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

As noted above, the Fed continued in its tightening mode, raising short-term rates 0.25% at each of its eight meetings this year. At the end of the one year report period, the benchmark rate was up to 4.25%. The higher rates translated into higher money fund yields making them more attractive as an investment vehicle. The yields on municipal variable-rate demand notes rose significantly during the year as the Bond Market Association's BMA seven-day municipal index rose by 1.50%. This change caused the yields on the Schwab Municipal Money Fund to increase for the period.

During the year, the fund's weighted average maturity (WAM) was positioned anywhere from neutral to 15 days longer than the peer group averages. When the opportunity arose, we added commercial paper with maturities of 30-90 days as well as variable-rate demand notes. We feel that both of these asset classes offered the best relative value during the report period.

The combination of rising interest rates, and improved financial circumstances for state and local governments combined to cause a decline in fixed-rate note issuance for 2005. The drop off in note supply was partially offset by an increase in structured variable-rate notes.

Performance and Fund Facts as of 12/31/05

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Sweep Shares	Value Advantage Shares™	Select Shares®	Institutional Shares
Ticker Symbol	SWXXX	SWTXX	SWLXX	SWOXX
Seven-Day Yield[1]	2.71%	2.91%	3.01%	3.12%
Seven-Day Yield–No Waiver[2]	2.53%	2.76%	2.76%	2.76%
Seven-Day Effective Yield[1]	2.73%	2.93%	3.04%	3.15%
Seven-Day Taxable-Equivalent Effective Yield[1, 3]	4.20%	4.51%	4.68%	4.85%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	34 days
Credit Quality of Holdings % of portfolio	100% Tier 1
Credit-Enhanced Securities % of portfolio	75%
Minimum Initial Investment[4]	
Sweep Investments™	*
Value Advantage Shares ($15,000 for IRA and custodial accounts)[5]	$25,000
Select Shares	$1,000,000
Institutional Shares	$3,000,000

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.
Portfolio holdings may have changed since the report date.
[1] Fund expenses have been partially absorbed by CSIM and Schwab.
[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.
[3] Taxable-equivalent effective yield assumes a 2005 maximum federal regular income tax rate of 35.00%. Investment income may be subject to the Alternative Minimum Tax.
[4] Please see prospectus for further detail and eligibility requirements.
[5] Municipal money funds are generally not appropriate investments for IRAs and other tax-deferred accounts. Please consult your tax advisor about your situation.
* Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2005 and held through December 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/05	Ending Account Value (Net of Expenses) at 12/31/05	Expenses Paid During Period[2] 7/1/05–12/31/05
Schwab Municipal Money Fund™				
Sweep Shares				
Actual Return	0.65%	$1,000	$1,010.30	$3.29
Hypothetical 5% Return	0.65%	$1,000	$1,021.93	$3.31
Value Advantage Shares™				
Actual Return	0.45%	$1,000	$1,011.30	$2.28
Hypothetical 5% Return	0.45%	$1,000	$1,022.94	$2.29
Select Shares®				
Actual Return	0.35%	$1,000	$1,011.80	$1.77
Hypothetical 5% Return	0.35%	$1,000	$1,023.44	$1.79
Institutional Shares				
Actual Return	0.24%	$1,000	$1,012.40	$1.22
Hypothetical 5% Return	0.24%	$1,000	$1,024.00	$1.22

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Financial Statements

Financial Highlights

Sweep Shares	1/1/05–12/31/05	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.02	0.01	(0.00)[1]	0.01	0.02
Less distributions:					
Dividends from net investment income	(0.02)	(0.01)	(0.00)[1]	(0.01)	(0.02)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.79	0.60	0.46	0.91	2.23
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.66	0.66	0.66	0.66
Gross operating expenses	0.82	0.81	0.81	0.82	0.83
Net investment income	1.77	0.60	0.46	0.90	2.21
Net assets, end of period ($ x 1,000,000)	7,467	7,563	7,494	7,435	7,265

Value Advantage Shares	1/1/05–12/31/05	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.02	0.01	0.01	0.01	0.02
Less distributions:					
Dividends from net investment income	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	2.00	0.81	0.68	1.12	2.45
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.45	0.45	0.45	0.45	0.45
Gross operating expenses	0.59	0.58	0.58	0.59	0.61
Net investment income	1.97	0.80	0.68	1.11	2.35
Net assets, end of period ($ x 1,000,000)	3,007	3,245	3,901	4,480	3,778

[1] Per-share amount was less than $0.01.

Select Shares	1/1/05– 12/31/05	1/1/04– 12/31/04	6/2/03[1]– 12/31/03
Per-Share Data ($)			
Net asset value at beginning of period	1.00	1.00	1.00
Income from investment operations:			
Net investment income	0.02	0.01	(0.00)[2]
Less distributions:			
Dividends from net investment income	(0.02)	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00	1.00
Total return (%)	2.10	0.92	0.39[3]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.35	0.35	0.35[4]
Gross operating expenses	0.59	0.58	0.58[4]
Net investment income	2.11	0.93	0.68[4]
Net assets, end of period ($ x 1,000,000)	966	727	474

Institutional Shares	1/1/05– 12/31/05	1/1/04– 12/31/04	6/2/03[1]– 12/31/03
Per-Share Data ($)			
Net asset value at beginning of period	1.00	1.00	1.00
Income from investment operations:			
Net investment income	0.02	0.01	(0.00)[2]
Less distributions:			
Dividends from net investment income	(0.02)	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00	1.00
Total return (%)	2.21	1.03	0.45[3]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.24	0.24	0.24[4]
Gross operating expenses	0.59	0.58	0.58[4]
Net investment income	2.20	1.08	0.80[4]
Net assets, end of period ($ x 1,000,000)	1,783	1,459	718

[1] Commencement of operations.
[2] Per-share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

◆ Delayed-delivery security

❚ 144A Security; restricted but deemed liquid

▲ All or a portion of this security is held as collateral for futures contracts and delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.6% Municipal Securities	13,163,744	13,163,744
99.6% Total Investments	13,163,744	13,163,744
0.4% Other Assets and Liabilities		59,379
100.0% Net Assets		13,223,123

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 99.6% of net assets		
Alabama 1.4%		
Alabama IDA ✚■ IDRB (Scientific Utilization) Series 1996 3.76%, 01/07/06	1,620	1,620
Bessemer Medical Clinic Board ✚◗■❚ RB Series 1990A 2.80%, 06/15/06	14,725	14,725
Birmingham Public Educational Building Auth ✚■ Student Housing RB Series 2005A 3.51%, 01/07/06	6,415	6,415
Birmingham Special Care Facilities Financing Auth ✚■ Health Care Facility RB (Eastern Health System) Series 2003A 3.52%, 01/07/06	36,350	36,350
Daphne Utilities Board ✚◗■ Water, Gas and Sewer Refunding RB Series 2000 3.54%, 01/07/06	7,630	7,630
Decatur IDB ■ Exempt Facilities Refunding RB (Nucor Steel Decatur) Series 2003A 3.63%, 01/07/06	17,000	17,000
Dothan IDB ✚■ IDRB (Baxley Blowpipe) Series 1997 4.26%, 01/07/06	100	100
Ft Payne IDA ✚■ IDRB (Charleston Hosiery) Series 1997 3.62%, 01/07/06	800	800
Health Care Auth for Baptist Health ✚◗■ Notes Series 2005A 3.61%, 01/07/06	46,000	46,000
Hoover Board of Education ✚◗■❚ Capital Outlay TAN Series 2001 3.54%, 01/07/06	14,810	14,810

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Indian Springs Village		
✚■ RB (Joseph Bruno Montessori Academy) Series 1999 3.65%, 01/07/06	1,190	1,190
Montgomery Downtown Redevelopment Auth		
■ Bonds (Southern Poverty Law Center) Series 2000 3.66%, 01/07/06	15,000	15,000
Scottsboro		
✚■ School Warrants Series 1997 3.50%, 01/07/06	3,430	3,430
Stevenson IDB		
✚■ Environmental Improvement RB (Mead Corp) Series 1997 3.55%, 01/07/06	17,300	17,300
Tuscaloosa Cnty		
✚■ IDRB (Knight Specialties) Series 1998 3.70%, 01/07/06	885	885
		183,255
Alaska 0.1%		
Alaska Housing Finance Corp		
◗■❚ General Mortgage RB Series 2002A 3.56%, 01/07/06	5,995	5,995
◗■❚ Mortgage RB Series 1999A-2 3.58%, 01/07/06	5,785	5,785
Alaska Industrial Development and Export Auth		
✚◗■❚ Revolving Fund Bonds Series 1997A 3.59%, 01/07/06	4,850	4,850
		16,630
Arizona 1.0%		
Arizona School Facilities Board		
✚◗■❚ State School Trust RB Series 2004A 3.56%, 01/07/06	4,995	4,995
Arizona Transportation Board		
◗■❚ Highway Refunding RB Series 2005A 3.56%, 01/07/06	3,365	3,365
Chandler IDA		
✚■ IDRB (South Bay Circuits) Series 1999A 3.65%, 01/07/06	1,300	1,300
Deer Valley Unified SD No. 97		
✚ School Improvement Bonds (Project of 2004) Series 2005A 2.64%, 07/01/06	10,000	10,067
Downtown Phoenix Hotel Corp		
✚◗■❚ Subordinate RB Series 2005B 3.58%, 01/04/06	21,360	21,360
Maricopa Cnty IDA		
✚■ M/F Mortgage Refunding RB (San Fernando Apts) Series 2004 3.60%, 01/07/06	7,750	7,750
Phoenix Civic Improvement Corp		
✚■ Subordinated Excise Tax RB (Airport Improvements) Series 1995 3.58%, 01/07/06	1,000	1,000
✚◗■❚ Subordinated Excise Tax RB (Civic Expansion) Series 2005A 3.55%, 01/07/06	4,675	4,675
Phoenix IDA		
✚◗■❚ Government Office Lease Refunding RB (Capitol Mall LLC) Series 2005 3.55%, 01/07/06	4,165	4,165
◗■❚ S/F Mortgage Draw-Down RB Series 2005A 3.60%, 01/07/06	10,740	10,740
Pine Ridge Village/Campus Heights LLC		
✚◗■ RB (Northern Arizona University) Series 2005 3.53%, 01/04/06	20,000	20,000
Salt River Pima-Maricopa Indian Community		
✚■ Bonds Series 2005 3.55%, 01/07/06	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Sun Devil Energy Center		
✚◗■ RB (Arizona State University) Series 2004 3.53%, 01/07/06	19,000	19,000
Yavapai Cnty IDA		
✚◗■ Hospital RB (Yavapai Regional Medical Center) Series 1997B 3.51%, 01/07/06	13,950	13,950
		127,367
Arkansas 0.1%		
Arkansas Development Finance Auth		
✚■ IDRB (C&C Holding Co) Series 1998 3.65%, 01/07/06	700	700
Independence Cnty		
✚■ IDRB (Townsends) Series 1996 3.58%, 01/07/06	9,000	9,000
		9,700
California 4.6%		
Access Loans For Learning Student Loan Corp		
✚■ Student Loan Program RB Series II-A1 3.56%, 01/07/06	35,000	35,000
✚■ Student Loan Program RB Series II-A2 3.56%, 01/07/06	20,000	20,000
✚■ Student Loan Program RB Series II-A3 3.56%, 01/07/06	23,700	23,700
✚■ Student Loan Program RB Sr Series II-A8 2.83%, 06/01/06	33,300	33,300
✚■ Student Loan Program RB Sr Series II-A9 3.45%, 01/07/06	74,000	74,000
California		
◗■ Economic Recovery Bonds Series 2004C-3 3.72%, 01/07/06	5,700	5,700
✚■ GO Bonds Series 2004 B-2 3.65%, 01/07/06	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ GO Bonds Series 2004A-3 3.75%, 01/07/06	13,525	13,525
✚◗■▮ Various Purpose GO Bonds 3.40%, 01/04/06	110	110
California Dept of Water Resources		
✚■ Power Supply RB Series 2002B-1 3.70%, 01/07/06	2,000	2,000
✚■ Power Supply RB Series 2002C-1 3.55%, 01/07/06	54,305	54,305
✚■ Power Supply RB Series 2002C-17 3.48%, 01/07/06	1,000	1,000
California HFA		
✚◗■ Home Mortgage RB Series 2002B 3.80%, 01/07/06	4,000	4,000
✚◗■ Home Mortgage RB Series 2002J 3.78%, 01/07/06	17,870	17,870
✚◗■ Home Mortgage RB Series 2003H 3.52%, 01/07/06	925	925
◗■ Home Mortgage RB Series 2003M 3.55%, 01/04/06	34,300	34,300
◗■ Home Mortgage RB Series 2005A 3.55%, 01/07/06	20,000	20,000
◗■ M/F Housing RB III Series 2002E 3.53%, 01/07/06	2,805	2,805
California Infrastructure and Economic Development Bank		
✚◗■ RB (Asian Art Museum Foundation of SF) Series 2005 3.70%, 01/07/06	8,500	8,500
California Statewide Communities Development Auth		
TRAN Series 2005A-2 2.62%, 06/30/06	12,500	12,583
TRAN Series 2005A-3 2.62%, 06/30/06	7,500	7,550

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
TRAN Series 2005A-4 2.63%, 06/30/06	30,000	30,197
TRAN Series 2005A-4 2.62%, 06/30/06	42,500	42,782
TRAN Series 2005A-5 2.63%, 06/30/06	18,000	18,118
TRAN Series 2005A-5 2.62%, 06/30/06	50,000	50,332
Irvine Updates Improvement Board Assessment District		
✚■ Assessment District No. 97-17 Limited Obligation Improvement Bonds 3.62%, 01/07/06	3,175	3,175
Los Angeles		
TRAN Series 2005 2.68%, 06/30/06	60,000	60,380
Los Angeles Community Redevelopment Agency		
✚■ M/F Housing RB (Wilshire Station Apts) Series 2003A 3.76%, 01/03/06	21,500	21,500
Southern California Metropolitan Water District		
◗■ Water RB Series 2001C-2 3.75%, 01/07/06	11,000	11,000
		613,657
Colorado 4.8%		
Arapahoe Cnty		
✚■ Refunding IDRB (Denver Jetcenter) Series 1997 3.25%, 01/30/06	3,500	3,500
Arvada		
✚◗■ Water Enterprise RB Series 2001 3.10%, 01/03/06	3,900	3,900
Broomfield Urban Renewal Auth		
✚■ Tax Increment RB (Broomfield Event Center) Series 2005 3.53%, 01/07/06	13,785	13,785
Centerra Metropolitan District No. 1		
✚■ RB Series 2004 3.54%, 01/07/06	10,000	10,000
Colorado		
General Fund TRAN Series 2005A 2.62%, 06/27/06	230,000	231,310
Colorado Dept of Transportation		
✚◗■❚ Refunding RAN Series 2004B 3.55%, 01/07/06	4,745	4,745
Colorado HFA		
✚■ Economic Development RB (Pemracs) Series 2000A 3.65%, 01/07/06	3,150	3,150
Colorado Student Loan Auth		
✚◗■ RB Series 1989A 3.55%, 01/07/06	49,400	49,400
✚◗■ Sr Bonds Series 1990A 3.63%, 01/07/06	14,400	14,400
✚◗■ Sr Lien RB Series 1999A-2 3.55%, 01/07/06	28,400	28,400
✚◗■ Sr Lien RB Series 1999A-3 3.55%, 01/07/06	29,800	29,800
Denver City and Cnty		
✚■ Airport System RB Series 1992F 3.55%, 01/07/06	17,475	17,475
✚■ Airport System RB Series 1992G 3.55%, 01/07/06	17,925	17,925
✚◗■❚ Airport System RB Series 2005A 3.55%, 01/07/06	22,462	22,462
✚◗■ Airport System Refunding RB Series 2000B 3.60%, 01/07/06	68,400	68,400
✚◗■ Airport System Refunding RB Series 2000C 3.55%, 01/07/06	50,000	50,000
◗■❚ GO Bonds (Justice System Facilities and Zoo) Series 2005 3.55%, 01/07/06	9,350	9,350
Jefferson Cnty SD		
✚◗■❚ GO Bonds (SD No. R-1) Series 2004 3.56%, 01/07/06	4,990	4,990

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Lowry Economic Development Auth		
+■ IDRB Series 2002B		
3.51%, 01/07/06	14,140	14,140
+■ Refunding RB Series 2002A		
3.51%, 01/07/06	10,870	10,870
Park Creek Metropolitan District		
◑■I Jr Subordinate Limited Property Tax Supported RB Series 2005		
3.55%, 01/07/06	13,250	13,250
Thompson SD R2-J		
+◑■ GO Bonds Series 2005		
3.55%, 01/07/06	4,220	4,220
Westminster Economic Development Auth		
+■ Tax Increment RB (Westminster Plaza) Series 1997A		
3.65%, 01/07/06	6,145	6,145
		631,617
Connecticut 0.9%		
Connecticut HFA		
+◑■I Housing Draw Down Bonds Series 2004B		
3.56%, 01/07/06	6,765	6,765
+◑■I S/F Mortgage Draw Down RB Series 2004B		
3.56%, 01/07/06	114,225	114,225
		120,990
Delaware 0.3%		
Delaware		
◑■I GO Refunding Bonds Series 2005C		
3.55%, 01/07/06	5,845	5,845
New Castle Cnty		
+■ Airport Facility RB (Flightsafety International) Series 2002		
3.55%, 01/07/06	16,600	16,600
+■ M/F Rental Housing RB (Fairfield English Village) Series 2005		
3.60%, 01/07/06	8,500	8,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Sussex Cnty		
+■ IDRB (Perdue-Agrirecycle) Series 2000		
3.60%, 01/07/06	5,300	5,300
+■ RB (Baywood) Series 1997A		
3.73%, 01/04/06	2,400	2,400
		38,645
District of Columbia 1.3%		
District of Columbia		
+■ Enterprise Zone RB (Crowell and Moring) Series 2001		
3.60%, 01/04/06	3,300	3,300
+◑■I GO Refunding Bonds Series 1999B		
3.55%, 01/07/06	14,640	14,640
+■ RB (American Psychological Association) Series 2003		
3.60%, 01/07/06	2,755	2,755
+■ RB (St Coletta Special Education Public Charter School) Series 2005		
3.55%, 01/07/06	4,150	4,150
District of Columbia Water and Sewer Auth		
+◑■I Public Utility Subordinated Lien RB Series 2003		
3.55%, 01/07/06	13,168	13,168
Metropolitan Washington Airports Auth		
+ Airport System Revenue CP Series One A&B		
3.11%, 01/30/06	20,000	20,000
+◑■I Airport System RB Series 2005A		
3.58%, 01/07/06	14,995	14,995
+ Flexible Term PFC Revenue Notes Series D		
3.20%, 02/13/06	30,000	30,000
+ Flexible Term PFC Revenue Notes Series A		
3.20%, 02/15/06	8,500	8,500
+ Flexible Term PFC Revenue Notes Series B		
3.30%, 03/15/06	22,500	22,500
+ Flexible Term PFC Revenue Notes Series C		
3.20%, 02/14/06	23,000	23,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚◗■▮ RB Series 1997B		
3.59%, 01/07/06	1,655	1,655
✚◗■▮ RB Series 2001A		
3.59%, 01/07/06	5,870	5,870
✚◗■ Refunding RB Series 2002C		
3.45%, 01/07/06	1,800	1,800
✚◗■▮ Refunding RB Series 2004D		
3.59%, 01/07/06	2,750	2,750
		169,083
Florida 4.5%		
Alachua Cnty Health Facilities Auth		
✚◗■▮ RB (Shands Hospital-University of Florida) Series 1992R		
3.54%, 01/07/06	11,540	11,540
Brevard Cnty Health Facilities Auth		
✚■ RB (Wuesthoff Health Systems) Series 2004		
3.55%, 01/07/06	1,200	1,200
Brevard Cnty HFA		
✚■ M/F Housing RB (Manatee Cove Apts) Series 2005		
3.55%, 01/07/06	5,715	5,715
✚■ M/F Housing Refunding RB (Shore View Apts) Series 1995		
3.55%, 01/07/06	1,900	1,900
Broward Cnty Educational Facilities Auth		
✚■ RB (Nova Southeastern University) Series 2000A		
3.55%, 01/07/06	7,300	7,300
Broward Cnty HFA		
✚■ M/F Housing RB (Landings of Inverrary Apts) Series 1985		
3.45%, 01/07/06	2,500	2,500
✚■ M/F Housing RB (Sanctuary Apts) Series 1985		
3.45%, 01/07/06	2,000	2,000
Broward Cnty SD		
✚◗■ School Board COP Series 2005B		
3.55%, 01/07/06	14,460	14,460
Charlotte Cnty		
✚◗■ Refunding RB Series 2003B		
3.55%, 01/07/06	5,600	5,600
Charlotte Cnty HFA		
✚■ M/F Housing RB (Murdock Circle Apts) Series 2000		
3.51%, 01/07/06	3,220	3,220
Clay Cnty Utility Auth		
✚■ RB Series 2003A		
3.55%, 01/07/06	3,210	3,210
Collier Cnty IDA		
✚■ Educational Facilities RB (Community School of Naples) Series 2002		
3.55%, 01/07/06	2,100	2,100
Dade Cnty IDA		
✚■ IDRB (Michael-Ann Russell Jewish Community Center) Series 1997		
3.55%, 01/07/06	3,985	3,985
✚■ IDRB (South Florida Stadium Corp) Series 1985C		
3.55%, 01/04/06	1,050	1,050
Davie		
✚■ RB (United Jewish Community of Broward Cnty) Series 2003		
3.55%, 01/07/06	2,200	2,200
Escambia HFA		
✚◗■▮ S/F Mortgage RB Series 2001A		
3.63%, 01/07/06	100	100
Eustis		
✚■ RB Installment 1997A		
3.55%, 01/07/06	3,260	3,260
Florida Board of Education		
◗■▮ Capital Outlay Refunding Bonds Series 2005D		
3.54%, 01/07/06	2,600	2,600
✚◗■▮ Lottery RB Series 2005A		
3.55%, 01/07/06	1,200	1,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Florida Development Finance Corp		
+■ IDRB (Sunshine State Christian Homes, Inc) Series 1999A3 3.60%, 01/07/06	1,160	1,160
+■ IDRB Enterprise Bond Program (Pioneer-Ram) Series 1998A3 3.65%, 01/04/06	880	880
Florida HFA		
+■ Housing RB (Caribbean Key Apts) Series 1996F 3.55%, 01/07/06	300	300
+■ M/F Mortgage RB (Clarcona Groves Apts) Series 2005A 3.44%, 01/04/06	1,000	1,000
+■ M/F Mortgage RB (Pinnacle Pointe Apts) Series 2003N 3.44%, 01/07/06	1,200	1,200
+■ M/F Mortgage Refunding RB (Victoria Park Apts) Series 2002J-1 3.51%, 01/07/06	1,570	1,570
Florida Local Government Finance Commission		
+ Pooled TECP Series 1994A 2.98%, 01/05/06	11,929	11,929
Gainesville		
+■ IDRB (Lifesouth Community Blood Centers) Series 1999 3.55%, 01/04/06	5,220	5,220
Greater Orlando Aviation Auth		
+ Airport Facilities Subordinated TECP Series B 3.10%, 01/05/06	23,500	23,500
Gulf Breeze		
+◗■ Local Government Loan Program RB Series 1985E 3.52%, 01/07/06	7,140	7,140
Halifax Hospital Medical Center		
+■ RB (Florida Health Care Plan) Series 1998 3.52%, 01/07/06	5,200	5,200
Hillsborough Cnty Aviation Auth		
+ Airport Facilities Subordinated TECP Series B 3.14%, 02/16/06	47,476	47,476
Hillsborough Cnty Educational Facilities Auth		
+■ RB (University of Tampa) Series 2000 3.60%, 01/07/06	5,300	5,300
Hillsborough Cnty HFA		
+■ M/F Housing RB (Claymore Crossing Apts) Series 2005 3.56%, 01/04/06	1,000	1,000
Hillsborough Cnty IDA		
+■ Educational Facilities RB (Berkeley Preparatory School, Inc) Series 1999 3.55%, 01/04/06	4,415	4,415
+◗■▮ IDRB (University Community Hospital) Series 1994 2.85%, 06/22/06	11,470	11,470
+■ RB (Independent Day School) Series 2000 3.60%, 01/07/06	900	900
Jacksonville Economic Development Commission		
+■ Educational Facilities RB (Episcopal High School) Series 2002 3.55%, 01/07/06	5,400	5,400
+■ Refunding RB (YMCA of Florida First Coast) Series 2003 3.55%, 01/07/06	4,700	4,700
Jacksonville Health Facilities Auth		
+■ RB (River Garden/The Coves) Series 1994 3.47%, 01/07/06	3,110	3,110
Lake Shore Hospital Auth		
+■ Health Facility RB (Lake Shore Hospital) Series 1991 3.55%, 01/07/06	3,000	3,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Manatee Cnty HFA		
✚■ M/F Housing RB (La Mirada Gardens) Series 2002A		
3.51%, 01/07/06	4,000	4,000
✚■ M/F Housing RB (Sabal Palm Harbor Apts) Series 2000A		
3.51%, 01/07/06	4,200	4,200
Miami-Dade Cnty		
Solid Waste System RB Series 2005		
✚◗■▮ 3.55%, 01/07/06	5,480	5,480
✚◗■▮ 3.55%, 01/07/06	5,460	5,460
✚◗■ Water and Sewer System Refunding RB Series 2005		
3.51%, 01/07/06	63,000	63,000
Miami-Dade Cnty IDA		
✚■ RB (Belen Jesuit Preparatory School) Series 1999		
3.55%, 01/07/06	6,355	6,355
✚■ RB (Gulliver Schools) Series 2000		
3.60%, 01/07/06	3,800	3,800
Miami-Dade Cnty SD		
RAN Series 2005		
2.62%, 06/27/06	25,000	25,163
TAN Series 2005		
2.90%, 06/27/06	60,000	60,371
Orange Cnty HFA		
✚■ M/F Guaranteed Mortgage Refunding RB (Sundown Associates II) Series 1989A		
3.56%, 01/07/06	4,600	4,600
✚■ M/F Housing RB (Alta Westgate Apts) Series 2005C		
3.56%, 01/04/06	6,920	6,920
✚■ M/F Housing Refunding RB (Post Fountains At Lee Vista) Series 1997E		
3.58%, 01/07/06	1,000	1,000
Orange Cnty IDA		
✚■ IDRB (Central Florida YMCA) Series 2002A		
3.60%, 01/07/06	4,000	4,000
✚■ IDRB (Goodwill Industries of Central Florida) Series 1999		
3.55%, 01/07/06	6,000	6,000
Orlando and Orange Cnty Expressway Auth		
✚◗■ RB Series 2005D		
3.52%, 01/07/06	8,940	8,940
Palm Beach Cnty		
✚■ Airport RB (Galaxy Aviation) Series 2000A		
3.60%, 01/04/06	8,000	8,000
✚■ RB (Norton Gallery and School of Art) Series 1995		
3.43%, 01/04/06	2,500	2,500
Palm Beach Cnty HFA		
✚■ M/F Housing Refunding RB (Emerald Bay Club Apts) Series 2004		
3.54%, 01/07/06	7,000	7,000
Palm Beach Cnty SD		
Sales Tax Revenue CP		
✚ 3.12%, 02/13/06	58,000	58,000
✚ 3.13%, 02/14/06	11,500	11,500
Pinellas Cnty Educational Facilities Auth		
✚■ RB (Shorecrest Preparatory School) Series 2001		
3.52%, 01/04/06	905	905
✚■ Refunding RB (Canterbury School of Florida) Series 2004		
3.52%, 01/07/06	4,510	4,510
Pinellas Cnty HFA		
✚■ M/F Housing RB (Greenwood Apts) Series 2002A		
3.60%, 01/05/06	6,460	6,460
Pinellas Cnty IDA		
✚■ RB (Pact) Series 2003		
3.55%, 01/07/06	7,200	7,200
Pinellas Cnty Industry Council		
✚■ RB (Operation Par) Series 1999		
3.47%, 01/07/06	4,450	4,450
Port St Lucie		
✚◗■ Utility System Refunding RB Series 2004A		
3.53%, 01/07/06	3,000	3,000

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Reedy Creek Improvement District		
+◗■▮ Utilities Refunding RB Series 2003-2		
3.54%, 01/07/06	7,585	7,585
Santa Rosa Cnty		
+■ Health Facilities RB (Baptist Hospital) Series 2003		
3.55%, 01/07/06	7,185	7,185
Sunshine State Governmental Financing Commission		
+◗ CP Revenue Notes (Miami-Dade Cnty Program) Series G		
2.95%, 01/07/06	6,439	6,439
+◗ TECP Series 1998A		
3.09%, 02/06/06	12,000	12,000
Tampa		
+■ Health Care Facilities RB (Lifelink Foundation) Series 1997		
3.55%, 01/07/06	4,700	4,700
Tampa Bay Water Auth		
+■ Utility System RB Series 2002		
3.60%, 01/07/06	6,700	6,700
		588,433
Georgia 4.1%		
Atlanta		
+◗■▮ Airport General Refunding RB Series 2000A		
3.55%, 01/07/06	11,195	11,195
+◗■▮ Airport General Refunding RB Series 2000C		
3.59%, 01/07/06	3,385	3,385
+◗■▮ Airport General Refunding RB Series 2003RF-D		
3.59%, 01/07/06	6,180	6,180
+◗■▮ Water and Wastewater RB Series 2004		
3.56%, 01/07/06	9,305	9,305
Atlanta Development Auth		
+◗■▮ Student Housing RB (Georgia State University) Series 2005A		
3.55%, 01/07/06	5,000	5,000
Atlanta Urban Residential Finance Auth		
+■ M/F Housing RB (Brentwood Creek Apts) Series 1999		
3.60%, 01/04/06	4,320	4,320
+■ M/F Housing RB (Brentwood Meadows Apts) Series 1999		
3.60%, 01/04/06	2,865	2,865
+■ M/F Housing RB (Brentwood Village Apts) Series 1999		
3.60%, 01/04/06	5,810	5,810
+■ M/F Housing RB (Capitol Gateway Apts Phase I) Series 2005		
3.63%, 01/07/06	4,125	4,125
+■ M/F Housing RB (Carver Redevelopment Phase III) Series 2001		
3.60%, 01/04/06	1,375	1,375
+■ M/F Housing RB (Delmonte/ Brownlee Court) Series 2001A		
3.60%, 01/04/06	4,600	4,600
+■ M/F Housing RB (Lindbergh City Center Apts) Series 2004		
3.58%, 01/07/06	5,000	5,000
+■ M/F Housing RB (M St Apts) Series 2003		
3.58%, 01/07/06	7,000	7,000
+■ M/F Housing RB (Peaks at West Atlanta Apts) Series 2001		
3.60%, 01/04/06	4,900	4,900
+■ M/F Sr Housing RB (Big Bethel Village) Series 2001		
3.60%, 01/07/06	4,400	4,400
Atlanta Water and Sewer System		
+◗■ Water and Wastewater RB Series 2001C		
3.70%, 01/07/06	20,900	20,900
Augusta Housing Auth		
+■ M/F Housing RB (G-Hope) Series 2001		
3.60%, 01/04/06	3,685	3,685

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Burke Cnty Development Auth		
+■I Pollution Control RB (Georgia Power Co Plant Vogtle) Second Series 2005 3.55%, 01/07/06	15,960	15,960
Cherokee Cnty		
+■ IDRB (Universal Alloy Corp) Series 1996 3.57%, 01/07/06	1,500	1,500
Clayton Cnty Development Auth		
+■ IDRB (Wilson Holdings) Series 1998 3.65%, 01/07/06	300	300
Clayton Cnty Housing Auth		
+■ M/F Housing RB (Hyde Park Club Apts) Series 1997 3.65%, 01/04/06	11,895	11,895
Cobb Cnty Housing Auth		
+■ M/F Housing RB (Walton Green Apts) Series 1995 3.57%, 01/07/06	13,500	13,500
+■ M/F Housing RB (Woodchase Village Apts) Series 2003 3.63%, 01/07/06	4,000	4,000
+■ M/F Housing Refunding RB (Walton Park Apts) Series 2000 3.57%, 01/07/06	21,100	21,100
Columbus Development Auth		
+■ RB (Foundation Properties) Series 2002 3.56%, 01/07/06	11,285	11,285
Columbus Housing Auth		
+■ M/F Housing RB (Eagles Trace Apts) Series 2002 3.60%, 01/07/06	6,200	6,200
Dalton Development Auth		
+■ Revenue Certificates (Hamilton Health Care System) Series 2003B 3.55%, 01/07/06	5,245	5,245
Dawson Cnty		
+■ IDRB (World Wide Mnfg) Series 1998 3.62%, 01/07/06	1,950	1,950

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
DeKalb Cnty Development Auth		
+■ RB (Arbor Montessori School) Series 1998 3.55%, 01/07/06	1,100	1,100
DeKalb Cnty Housing Auth		
+■ M/F Housing RB (Brittany Apts) Series 2001 3.60%, 01/07/06	8,000	8,000
+■ M/F Housing RB (Eagles Trace Apts) Series 1996 3.55%, 01/07/06	8,650	8,650
+■ M/F Housing RB (Mountain Crest Apts) Series 2002 3.60%, 01/07/06	7,775	7,775
+■ M/F Housing RB (Villas of Friendly Heights Apts) Series 2001 3.60%, 01/04/06	3,520	3,520
+■ M/F Housing RB (Wesley Club Apts) Series 2002 3.60%, 01/04/06	5,945	5,945
DeKalb Cnty Public Safety and Judicial Facilities Auth		
▶■I RB Series 2004A 3.56%, 01/07/06	17,895	17,895
Effingham Cnty IDA		
+■ RB (TEMCOR) Series 2001 3.60%, 01/04/06	3,355	3,355
Fulton Cnty		
+▶■I Water and Sewerage RB Series 2004 3.42%, 01/07/06	10,000	10,000
Fulton Cnty Development Auth		
+■ RB (Atlanta International School) Series 1997 3.55%, 01/07/06	2,400	2,400
+■ RB (Trinity School) Series 2001 3.55%, 01/04/06	7,000	7,000
Fulton-DeKalb Hospital Auth		
+▶■I Refunding Revenue Certificates Series 2003 3.55%, 01/07/06	4,995	4,995
Gainesville Redeveloment Auth		
+■ Educational Facilities RB (Riverside Military Academy) Series 1999 3.52%, 01/07/06	200	200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Georgia		
◐▮▮ GO Bonds Series 1998B 3.56%, 01/07/06	20,245	20,245
◐▮▮ GO Bonds Series 2002B 3.55%, 01/07/06	1,100	1,100
◐▮▮ GO Bonds Series 2005A 3.55%, 01/07/06	6,830	6,830
Gordon Cnty Development Auth		
✚▮ RB (Constantine Dyeing) Series 2001 3.60%, 01/07/06	1,890	1,890
Houston Cnty Development Auth		
✚▮ IDRB (Douglas Asphalt Co) Series 2000 3.60%, 01/07/06	1,500	1,500
Jefferson Cnty Development Auth		
✚▮ IDRB (Grove River Mills) Series 1997 3.62%, 01/07/06	1,500	1,500
Laurens Cnty Development Auth		
✚▮ Solid Waste Disposal RB (Southeast Paper Manufacturing Co) Series 1993 3.60%, 01/07/06	25,000	25,000
✚▮ Solid Waste Disposal RB (Southeast Paper Manufacturing Co) Series 1997 3.60%, 01/07/06	26,000	26,000
Lawrenceville Housing Auth		
✚▮▮ M/F Housing RB (Chatham Club Apts) Series 2002 3.59%, 01/07/06	7,700	7,700
Lowndes Cnty Development Auth		
✚▮ M/F Housing RB (FMPH Valdosta) Series 1999 3.60%, 01/04/06	4,625	4,625

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Macon-Bibb Cnty Hospital Auth		
✚▮ Revenue Anticipation Certificates (Medical Center of Central Georgia) Series 1998 3.55%, 01/07/06	4,000	4,000
Marietta Housing Auth		
✚▮ M/F Housing RB (Walton Village Apts) Series 2005 3.65%, 01/07/06	14,300	14,300
Metropolitan Atlanta Rapid Transit Auth		
Sales Tax Revenue CP BAN (Third Indenture) Series 2004A		
✚ 3.10%, 02/07/06	5,000	5,000
✚ 3.12%, 02/09/06	5,000	5,000
✚ Sales Tax Revenue CP BAN (Third Indenture) Series 2004B 3.11%, 02/07/06	9,500	9,500
Miller Cnty Development Auth		
✚▮ IDRB (Birdsong Corp) Series 2000 3.60%, 01/07/06	2,500	2,500
Municipal Gas Auth of Georgia		
✚▮ Gas RB (Gas Portfolio III) Series B 3.57%, 01/07/06	54,900	54,900
Pooler Development Auth		
✚▮ M/F Housing RB (Alta Towne Lake Apts) Series 2005 3.60%, 01/07/06	19,500	19,500
Savannah Economic Development Auth		
✚▮ Exempt Facility RB (Georgia Kaolin Terminal) Series 1997 3.60%, 01/07/06	11,000	11,000
✚▮ Exempt Facility RB (Home Depot) Series 1995B 3.59%, 01/07/06	5,000	5,000
✚▮ First Mortgage RB (Marshes of Skidaway Island) Series 2003C 3.56%, 01/07/06	10,200	10,200

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Savannah Housing Auth		
+■ M/F Housing RB (Indigo Pointe Apts) Series 2001A-1 3.60%, 01/04/06	3,500	3,500
+■ M/F Housing RB (Live Oak Plantation Apts) Series 2001A-1 3.60%, 01/04/06	2,500	2,500
Summerville Development Auth		
+■ Exempt Facility RB (Image Industries) Series 1997 3.61%, 01/07/06	11,000	11,000
Thomasville Hospital Auth		
+■ Revenue Anticipation Certificates (John D. Archbold Memorial Hospital) Series 2003 3.55%, 01/07/06	5,800	5,800
Walton Cnty Development Auth		
+■ RB (Tucker Door and Trim Corp) Series 2000 3.70%, 01/04/06	2,600	2,600
Webster Cnty IDA		
+■ IDRB (Tolleson Lumber Co) Series 1999 3.57%, 01/07/06	4,000	4,000
Whitfield Cnty Development Auth		
+■ RB (Product Concepts Residential) Series 2001 3.60%, 01/04/06	240	240
Winder-Barrow Industrial Building Auth		
+■ IDRB (Progress Container Corp) Series 2000 3.60%, 01/04/06	2,405	2,405
Worth Cnty		
+■ Refunding IDRB (Seabrook Peanut Co) Series 1996B 3.60%, 01/07/06	1,300	1,300
		548,450

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Hawaii 0.2%		
Hawaii		
+▶■ GO Bonds Series 2002CZ 3.55%, 01/07/06	5,900	5,900
+▶■ Special Purpose Refunding RB (Hawaiian Electric Co) Series 2000 3.59%, 01/07/06	9,095	9,095
Hawaii Housing Finance and Development Corp		
▶■ S/F Mortgage Purchase RB 3.66%, 01/07/06	2,535	2,535
Honolulu City and Cnty		
+▶■ GO Bonds Series 2003A 3.56%, 01/07/06	14,995	14,995
		32,525
Idaho 0.4%		
Idaho		
TAN Series 2005 2.64%, 06/30/06	50,000	50,327
Idaho State University Foundation		
+■ RB (LE and Thelma E. Stephens Performing Arts Center) Series 2001 3.53%, 01/07/06	3,955	3,955
		54,282
Illinois 7.9%		
Aurora		
+■ M/F Housing Refunding RB (Apts of Fox Valley Villages) Series 1999A 3.59%, 01/07/06	9,445	9,445
Carol Stream		
+■ M/F Housing Refunding RB (St Charles Square) Series 1997 3.63%, 01/07/06	4,415	4,415
Chicago		
Chicago O'Hare International Airport CP Series 2005		
+ 2.85%, 01/18/06	39,091	39,091
+ 3.25%, 01/06/06	38,118	38,118
+ 3.20%, 01/10/06	32,000	32,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗■▮ Collateralized S/F Mortgage RB Series 1999A		
3.66%, 01/07/06	1,610	1,610
+◗■▮ GO Bonds Series 2003C		
3.55%, 01/07/06	5,000	5,000
GO Project and Refunding Bonds Series 2005B		
+◗■▮ 3.42%, 01/04/06	13,610	13,610
+◗■▮ 3.55%, 01/07/06	8,200	8,200
+■ M/F Housing RB (Central Station Senior Housing) Series 2004		
3.56%, 01/07/06	9,500	9,500
+■ M/F Housing RB (Central Station) Series 2004A		
3.56%, 01/07/06	25,170	25,170
+◗■▮ Midway Airport RB Series 1998C		
3.56%, 01/07/06	24,480	24,480
+◗■ O'Hare International Airport General Airport Third Lien RB Series 2005A		
3.56%, 01/07/06	20,620	20,620
+◗■ O'Hare International Airport General Airport Third Lien Refunding RB Series 2005B		
3.55%, 01/07/06	11,490	11,490
+◗■▮ Sales Tax Refunding RB Series 2005		
3.42%, 01/07/06	9,745	9,745
◗■▮ Sr Lien Water RB Series 2000		
3.56%, 01/07/06	12,975	12,975
Chicago Board of Education		
+◗■▮ Unlimited Tax GO Bonds Series 1997		
3.55%, 01/07/06	7,120	7,120
Chicago O'Hare International Airport		
+■ General Airport Second Lien RB Series 1988B		
3.53%, 01/07/06	12,300	12,300
+■ General Airport Second Lien RB Series 1994B		
3.62%, 01/07/06	41,484	41,484
+◗■▮ General Airport Third Lien Refunding RB Series 2003A-2		
3.60%, 01/07/06	5,295	5,295
+◗■▮ General Airport Third Lien Refunding RB Series 2003B-2		
3.58%, 01/07/06	10,800	10,800
Second Lien Passenger Facility Charge RB Series 2001A		
+◗■▮ 3.59%, 01/04/06	11,070	11,070
+◗■▮ 3.59%, 01/07/06	6,315	6,315
+■ Special Facilities RB (O'Hare Tech Center II) Series 2002		
3.56%, 01/07/06	15,500	15,500
+■ Special Facility Refunding RB (Lufthansa German Airlines) Series 2001		
3.54%, 01/04/06	43,770	43,770
Cook Cnty		
+■ RB (Bernard Zell Anshe Emet Day School) Series 2005		
3.53%, 01/04/06	7,700	7,700
+■ RB (Catholic Theological Union) Series 2005		
3.53%, 01/07/06	4,000	4,000
East Dundee, Kane and Cook Counties		
+■ IDRB (Otto Engineering) Series 1998		
3.59%, 01/07/06	1,685	1,685
Elmhurst		
+■ IDRB (Elm Machining Corp) Series 1997		
3.68%, 01/07/06	1,460	1,460
Hampshire		
+■ IDRB (Poli-Film America) Series 1998A		
3.62%, 01/07/06	2,500	2,500
Illinois		
+◗■▮ Civic Center Bonds Series 1991		
3.61%, 01/07/06	2,940	2,940
GO Bonds (Illinois First) Series 2000		
+◗■▮ 3.56%, 01/07/06	14,000	14,000
+◗■▮ 3.56%, 01/07/06	19,575	19,575

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
GO Bonds (Illinois First) Series 2002		
+▶■▮ 3.56%, 01/07/06	12,375	12,375
+▶■▮ 3.56%, 01/07/06	14,125	14,125
▶■▮ GO Bonds Series 2004A		
3.55%, 01/07/06	6,675	6,675
+▶■▮ GO Bonds Series 2005		
3.55%, 01/07/06	6,500	6,500
Illinois Development Finance Auth		
+■ Economic Development RB (Korex Corp) Series 1990		
3.65%, 01/07/06	4,000	4,000
+▶■▮ Gas Supply Refunding RB (People's Gas) Series 2003E		
3.61%, 01/07/06	14,995	14,995
+■ IDRB (Arc-Tronics) Series 1999		
3.63%, 01/07/06	1,785	1,785
+■ IDRB (Camcraft Inc) Series 1993		
3.73%, 01/07/06	1,800	1,800
+■ IDRB (Radiological Society of North America) Series 1997		
3.57%, 01/07/06	3,230	3,230
+■ Qualified Residential Rental Bonds (River Oaks) Series 1989		
3.58%, 01/07/06	32,000	32,000
+■ RB (American College of Surgeons) Series 1996		
3.55%, 01/06/06	13,100	13,100
+■ RB (Aurora Central Catholic High School) Series 1994		
3.78%, 01/04/06	1,000	1,000
+■ RB (Carmel High School) Series 2003		
3.53%, 01/07/06	6,200	6,200
+■ RB (Catholic Charities Housing Development Corp) Series 1993A		
3.68%, 01/07/06	9,160	9,160
+■ RB (Catholic Charities Housing Development Corp) Series 1993B		
3.68%, 01/07/06	910	910

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (Chicago Academy of Sciences) Series 1997		
3.53%, 01/07/06	2,615	2,615
+■ RB (Chicago Academy of Sciences) Series 1998		
3.53%, 01/07/06	5,700	5,700
+■ RB (Illinois Institute of Technology) Series 2004		
3.53%, 01/07/06	2,500	2,500
+■ RB (Joan W. and Irving B. Harris Theater For Music and Dance) Series 2005		
3.53%, 01/04/06	8,200	8,200
+■ RB (Lake Forest Academy) Series 1994		
3.53%, 01/07/06	4,000	4,000
+■ RB (Lake Forest Country Day School) Series 2005		
3.53%, 01/07/06	4,000	4,000
+■ RB (Loyola Academy) Series 2001		
3.53%, 01/07/06	10,000	10,000
+■ RB (Perspectives Charter School) Series 2003		
3.53%, 01/07/06	5,500	5,500
+▶■▮ RB (Presbyterian Home Lake Forest Place) Series 1996A		
3.53%, 01/07/06	23,350	23,350
+■ RB (Presbyterian Homes Two Arbor Lane) Series 2001		
3.53%, 01/04/06	9,000	9,000
+■ RB (Richard H. Driehaus Museum) Series 2005		
3.53%, 01/07/06	3,800	3,800
+■ RB (Sacred Heart Schools) Series 2003		
3.53%, 01/07/06	7,100	7,100
+■ RB (Slovak American Charitable Association) Series 2000		
3.53%, 01/04/06	7,615	7,615
+■▮ RB (St Ignatius College Prep) Series 2002		
3.53%, 01/07/06	2,800	2,800
+■ RB (St Ignatius College) Series 1994		
3.53%, 01/07/06	12,000	12,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ RB (Wheaton Academy) Series 1998		
3.53%, 01/07/06	9,000	9,000
✚◗■ Water Facilities Refunding RB (Illinois-American Water Co) Series 2002		
3.63%, 01/07/06	5,000	5,000
Illinois Education Facility Auth		
✚■ RB (Chicago Historical Society) Series 1989		
3.58%, 01/07/06	7,600	7,600
◗■▮ RB (Northwestern University) Series 2003		
3.55%, 01/07/06	7,010	7,010
✚◗■▮ RB (Shedd Aquarium) Series 1997		
3.54%, 01/07/06	2,000	2,000
Illinois Finance Auth		
✚■ RB (Spertus Institute of Jewish Studies) Series 2005		
3.52%, 01/04/06	21,070	21,070
Illinois Health Facilities Auth		
✚■ RB (Bensenville Home Society) Series 1989A		
3.52%, 01/07/06	1,975	1,975
✚◗■▮ RB (Ingalls Health System) Series 1994		
3.55%, 01/07/06	29,930	29,930
✚■ RB (Villa St Benedict) Series 2003B		
3.62%, 01/07/06	5,700	5,700
✚■ RB (Washington and Jane Smith Home) Series 1991		
3.58%, 01/07/06	2,600	2,600
Illinois Housing Development Auth		
✚■ M/F Mortgage Refunding RB (Hyde Park Tower Apts) Series 2000A		
3.63%, 01/04/06	4,500	4,500
Illinois Student Assistance Commission		
✚■ Student Loan RB Series 1996A		
3.55%, 01/07/06	1,200	1,200
Illinois Toll Highway Auth		
✚◗■▮ Sr Priority RB Series 2005A		
3.55%, 01/07/06	43,235	43,235
Lombard		
✚■ Refunding IDRB (B&H Partnership) Series 1995		
3.91%, 01/07/06	1,850	1,850
Metropolitan Pier and Exposition Auth		
✚◗■▮ Refunding Bonds (McCormick Place Expansion) Series 1998A		
3.56%, 01/07/06	14,355	14,355
✚◗■▮ Refunding Bonds (McCormick Place Expansion) Series 1999A-C		
3.56%, 01/07/06	9,790	9,790
✚◗■▮ Refunding Bonds (McCormick Place Expansion) Series 2002B		
3.54%, 01/07/06	18,490	18,490
Metropolitan Water Reclamation District of Greater Chicago		
◗■ Unlimited Tax GO Refunding Bonds Series 2002A		
3.50%, 01/07/06	800	800
Montgomery Special Service Area No. 10		
✚■ Special Tax Bonds (Blackberry Crossing West) Series 2004		
3.53%, 01/07/06	18,183	18,183
Palatine		
✚■ Special Facility Limited Obligation RB (Little City for Community Development) Series 1998		
3.53%, 01/07/06	5,000	5,000
Regional Transporation Auth Cook, DuPage, Kane, Lake, McHenry & Will Counties		
✚◗■▮ GO Bonds Series 2005A		
3.55%, 01/07/06	29,215	29,215
Regional Transportation Auth		
✚◗■▮ GO Refunding Bonds Series 1999		
3.56%, 01/07/06	21,785	21,785

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Rockford		
+■ IDRB (Ring Can Corp) Series 1998 3.60%, 01/07/06	940	940
+■ IDRB (Rockford Industrial Welding Supply) Series 1996 3.68%, 01/07/06	2,000	2,000
Schaumburg		
+▶■■ GO Bonds Series 2004B 3.55%, 01/07/06	10,825	10,825
Southwestern Illinois Development Auth		
+■ Refunding IDRB (Holten Meat) Series 2004 3.65%, 01/07/06	6,860	6,860
University of Illinois		
+▶■■ Auxiliary Facilities RB Series 1999A 3.54%, 01/07/06	3,500	3,500
Wheeling		
+■ M/F Housing Refunding RB (Woodland Creek Apts II) Series 2002 3.56%, 01/07/06	17,655	17,655
Will-Kankakee Regional Development Auth		
+■ IDRB (Toltec Steel Services) Series 2002 3.59%, 01/07/06	6,730	6,730
Woodridge		
+▶■ M/F Housing Refunding RB (Hinsdale Lake Terrace Apts) Series 1990 3.56%, 01/06/06	20,760	20,760
Yorkville		
+■ IDRB (FE Wheaton and Co) Series 1996 3.68%, 01/07/06	950	950
		1,039,526
Indiana 1.3%		
Brownburg 1999 School Bldg Corp		
+▶■■ First Mortgage Refunding Bonds Series 2005B 3.55%, 01/07/06	11,600	11,600

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Elkhart Cnty		
+■ Economic Development RB (West Plains Apts) Series 1998A 3.58%, 01/04/06	1,800	1,800
Indiana Development Finance Auth		
+■ Environmental RB (PSI Energy) Series 2004A 3.60%, 01/07/06	22,000	22,000
+■ IDRB (Big Sky Park) Series 1999 3.56%, 01/07/06	4,600	4,600
+■ IDRB (Cives Corp) Series 1998 3.57%, 01/07/06	7,150	7,150
Indiana Educational Facilities Auth		
+■ RB (St Joseph's College) Series 2004 3.52%, 01/07/06	11,835	11,835
Indiana Finance Auth		
+■ Environmental RB (PSI Energy Inc) Series 2005B 3.54%, 01/04/06	10,500	10,500
Indiana Health Facility Financing Auth		
+▶■■ Hospital RB (Sisters of St Francis Health Services, Inc) Series 1999A 3.55%, 01/07/06	7,605	7,605
+▶■ Insured RB Series 1985A 3.58%, 01/07/06	3,280	3,280
■ RB (Ascension Health Credit Group) Series 2001A-2 2.72%, 06/01/06	9,000	9,000
Indiana HFA		
▶■■ S/F Mortgage RB Series 1998D-2 3.66%, 01/07/06	9,995	9,995
▶■■ S/F Mortgage RB Series 2000B-2 3.68%, 01/07/06	4,780	4,780
▶■■ S/F Mortgage RB Series 2002B 3.59%, 01/07/06	3,000	3,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶■ S/F Mortgage RB Series 2004B-2 and 2005C-2 3.58%, 01/07/06	5,810	5,810
Indianapolis		
+■ M/F Housing RB (Nora Pines Apts) Series 2001 3.60%, 01/07/06	9,275	9,275
+▶■▎ Thermal Energy System RB Series 2001A 3.56%, 01/07/06	9,900	9,900
Indianapolis Local Public Improvement Bond Bank		
+▶■▎ Bonds (Indianapolis Airport Auth) Series 2005B 3.59%, 01/07/06	3,125	3,125
+▶■▎ RB (Indianapolis Airport Auth) Series 2004I 3.59%, 01/07/06	11,295	11,295
Marion		
+■ Economic Development RB (Indiana Wesleyan University) Series 2000 3.55%, 01/07/06	7,500	7,500
St Joseph Cnty		
+■ Economic Development RB (Corby Apts) Series 1997B 3.63%, 01/04/06	3,430	3,430
+■ Economic Development RB (Pin Oaks Apts) Series 1997A 3.63%, 01/04/06	1,000	1,000
+■ Economic Development RB (Western Manor Apts) Series 1997C 3.63%, 01/07/06	2,130	2,130
Vigo Cnty		
+■ Economic Development RB (Sisters of Providence) Series 2001 3.58%, 01/07/06	3,500	3,500
Vincennes University		
+■ Student Fee Bonds Series G 3.58%, 01/07/06	5,730	5,730
		169,840

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Iowa 1.4%		
Iowa		
TRAN Series 2005 3.22%, 06/30/06	50,000	50,311
Iowa Higher Education Loan Auth		
+■ Private College Facility RB (Graceland University) Series 2003 3.60%, 01/07/06	2,000	2,000
Iowa School Corporations		
Cash Anticipation Program Warrant Certificates Series 2005-2006 A		
+ 2.63%, 06/28/06	82,000	82,534
+ 2.68%, 06/28/06	220	221
Iowa Student Loan Liquidity Corp		
+▶■ RB Series 1988B 3.54%, 01/07/06	46,500	46,500
Tobacco Settlement Auth		
+▶■▎ Asset-Backed Bonds Series C 3.57%, 01/07/06	8,350	8,350
		189,916
Kansas 0.8%		
Douglas Cnty Unified SD No. 497		
GO Temporary Notes Series 2005-1 2.64%, 07/12/06	32,200	32,424
Kansas Dept of Transportation		
▶■▎ Highway RB Series 1999 3.56%, 01/07/06	37,500	37,500
Kansas Development Finance Auth		
+■ M/F Housing RB (Saddlewood Apts) Series 2004M 3.62%, 01/07/06	6,400	6,400
Wichita		
+■ Airport Facility Refunding and Improvement RB (Flightsafety International) Series 1999-II 3.55%, 01/07/06	26,170	26,170
		102,494

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Kentucky 2.8%		
Daviess Cnty		
■ Solid Waste Disposal Facilities RB (Scott Paper Co) Series 1993A		
3.55%, 01/07/06	20,000	20,000
Elizabethtown		
+■ IDRB (ALTEC) Series 1997		
3.55%, 01/07/06	3,000	3,000
Jefferson Cnty		
+■ M/F Housing Refunding RB (Camden Brookside Apts) Series 2002		
3.57%, 01/07/06	8,900	8,900
+■ Sports Stadium RB (University of Louisville Athletic Association) Series 1997		
3.65%, 01/07/06	2,100	2,100
Kentucky Asset/Liability Commission Project		
General Fund TRAN Series 2005A		
2.67%, 06/28/06	225,000	226,421
Kentucky Higher Education Student Loan Corp		
+◗■ Insured RB Series 1991E		
3.45%, 01/07/06	12,600	12,600
+◗■ Insured RB Series 1996A		
3.45%, 01/07/06	23,850	23,850
Kentucky Housing Corp		
◗■▮ RB Series 1998B		
3.59%, 01/07/06	11,995	11,995
◗■▮ RB Series 1998F		
3.66%, 01/07/06	19,320	19,320
◗■▮ RB Series 2002A		
3.59%, 01/07/06	4,425	4,425
Louisville and Jefferson Cnty Metropolitan Sewer District		
+◗■▮ Sewage and Drainage System RB Series 1999A		
3.56%, 01/07/06	6,115	6,115
Louisville and Jefferson Cnty Regional Airport Auth		
■ Special Facilities RB Series 1999C		
3.77%, 01/07/06	21,000	21,000
Richmond		
+■ IDRB (Mikron) Series 1995		
3.55%, 01/07/06	7,175	7,175
		366,901
Louisiana 2.5%		
Calcasieu Parish IDB		
+■ Refunding IDRB (Weingarten Realty Investors) Series 1995		
3.56%, 01/07/06	1,990	1,990
Ernest N. Morial-New Orleans Exhibit Hall Auth		
+◗■▮ Sr Subordinate Special Tax Bonds Series 2003A		
3.58%, 01/07/06	4,995	4,995
Lafayette IDB		
+■ Refunding IDRB (Westwood Village) Series 1995		
3.56%, 01/07/06	3,735	3,735
Lafayette Public Power Auth		
+◗■▮ Electric Refunding RB Series 2003 A&B		
3.56%, 01/07/06	5,310	5,310
Lake Charles Harbor and Terminal District		
+■ Dock and Wharf RB (Conoco Inc) Series 2000		
3.60%, 01/04/06	10,500	10,500
Louisiana		
+◗■▮ GO Refunding Bonds Series 2005A		
3.55%, 01/07/06	6,275	6,275
Gas and Fuels Tax RB Series 2005A		
+◗■▮ 3.55%, 01/07/06	31,890	31,890
+◗■▮ 3.56%, 01/07/06	8,850	8,850
Louisiana HFA		
◗■▮ S/F Mortgage Refunding RB Series 2005A		
3.59%, 01/07/06	37,000	37,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Louisiana Local Government Environmental Facilities and Community Development Auth		
+■ RB (University of Louisiana-Monroe) Series 2004A 3.53%, 01/07/06	8,000	8,000
+■ RB (University of Louisiana-Monroe) Series 2004C 3.53%, 01/07/06	12,515	12,515
Louisiana Offshore Terminal Auth		
+■ Deepwater Port Refunding RB First State Series 1992A 3.55%, 01/07/06	10,000	10,000
+■ Deepwater Port Refunding RB Series 2003B 3.58%, 01/07/06	5,700	5,700
Louisiana Public Facility Auth		
+◗■ Lease Purchase RB Series 2003 3.61%, 01/07/06	30,000	30,000
+■ RB (Tiger Athletic Foundation) Series 2004 3.55%, 01/07/06	25,710	25,710
New Orleans		
+◗■▮ GO Refunding Bonds Series 2005 3.56%, 01/07/06	7,940	7,940
New Orleans Aviation Board		
+◗■ Refunding Bonds Series 1993B 3.60%, 01/07/06	4,560	4,560
New Orleans IDB		
+■ M/F Housing RB (3700 Orleans) Series 2000 3.60%, 01/07/06	29,000	29,000
St James Parish		
Pollution Control Refunding RB (Texaco) Series 1988A 3.15%, 02/14/06	49,030	49,030
Pollution Control Refunding RB (Texaco) Series 1988B 3.15%, 02/14/06	39,030	39,030
		332,030

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Maine 0.8%		
Maine		
GO TAN 2.70%, 06/30/06	22,500	22,640
Maine Finance Auth		
+■ RB (Jackson Laboratory) Series 2002 3.55%, 01/07/06	5,600	5,600
+■ Solid Waste Disposal RB (Casella Waste Systems Inc) Series 2005 3.57%, 01/04/06	12,500	12,500
Maine Housing Auth		
◗■▮ General Housing Draw Down Bonds Series 2005A 3.56%, 01/07/06	7,415	7,415
◗■▮ General Housing Draw Down Bonds Series 2005B 3.60%, 01/07/06	53,095	53,095
◗■▮ Mortgage Purchase Bonds Series 2002F-2 3.60%, 01/07/06	3,705	3,705
		104,955
Maryland 0.5%		
Maryland		
◗■▮ GO Bonds State and Local Facilities Loan of 2003 First Series A 3.55%, 01/07/06	5,900	5,900
Maryland Community Development Administration		
◗■▮ S/F Program Bonds Third Series 1999 3.66%, 01/07/06	32,335	32,335
Maryland Economic Development Corp		
+■ IDRB (Dixon Valve and Coupling Co) Series 1998 3.62%, 01/07/06	1,390	1,390
Maryland Energy Financing Administration		
+■ Limited Obligation Local District Cooling Facilities RB (Comfort Link) Series 2001 3.60%, 01/04/06	10,000	10,000

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Montgomery Cnty		
◗■❚ GO Consolidated Public Improvement Refunding Bonds Series 2005A 3.55%, 01/07/06	2,560	2,560
Montgomery Cnty Housing Opportunities Commission		
✚■ Housing RB (Oakfield Apts) Series 2005I 3.53%, 01/04/06	16,000	16,000
		68,185
Massachusetts 1.4%		
Massachusetts		
✚◗■❚ GO Bonds Consolidated Loan Series 2001D 3.54%, 01/07/06	2,785	2,785
◗■❚ GO Bonds Consolidated Loan Series 2004A 3.55%, 01/07/06	2,495	2,495
✚◗■❚ GO Bonds Consolidated Loan Series 2005A 3.40%, 01/04/06	5,500	5,500
◗■❚ GO Bonds Consolidated Loan Series 2005C 3.53%, 01/07/06	10,200	10,200
◗■ GO Refunding Bonds Series 2001C 3.55%, 01/07/06	500	500
✚◗■❚ GO Refunding Bonds Series 2004A 3.58%, 01/04/06	16,000	16,000
◗■ GO Refunding Bonds Series 2005A 3.50%, 01/07/06	1,000	1,000
✚◗■❚ Special Obligation Dedicated Tax RB Series 2005 3.54%, 01/07/06	29,700	29,700
✚◗■❚ Special Obligation RB Consolidated Loan Series 2005A 3.53%, 01/07/06	3,500	3,500
Massachusetts Bay Transit Auth		
✚◗■❚ General Transportation System Bonds Series 1999A 3.53%, 01/07/06	10,000	10,000
Massachusetts Bay Transportation Auth		
◗■❚ Assessment Bonds Series 2005A 3.55%, 01/07/06	1,000	1,000
◗■❚ Sr Sales Tax Bonds Series 2005A 3.54%, 01/07/06	5,785	5,785
◗■❚ Sr Sales Tax RB Series 2005A 3.53%, 01/07/06	6,905	6,905
Massachusetts Development Finance Agency		
✚■ M/F Housing RB (Archstone Reading Apts) Series 2004A 3.59%, 01/07/06	3,000	3,000
✚■ M/F Housing Refunding RB (Kensington at Chelmsford) Series 2002 3.51%, 01/07/06	250	250
✚■ RB (FIBA Technologies) Series 2003 3.59%, 01/07/06	200	200
✚■ RB (Fessenden School) Series 2001 3.55%, 01/07/06	1,000	1,000
✚■ RB (Gordon College) Series 2002 3.53%, 01/07/06	500	500
✚■ RB (YMCA of Greater Boston) Series 2004A 3.53%, 01/07/06	900	900
Massachusetts Health and Educational Facilities Auth		
✚◗■❚ RB (Baystate Medical Center) Series D 3.55%, 01/07/06	25,800	25,800
◗■❚ RB (MIT) Series K 3.54%, 01/07/06	6,710	6,710
✚◗■❚ RB (Winchester Hospital) Series D 3.55%, 01/07/06	5,000	5,000
✚◗■❚ RB (Worcester City Campus Corp) Series 2005D 3.53%, 01/07/06	4,790	4,790
Massachusetts Port Auth		
✚◗■❚ RB Series 2005 A&C 3.55%, 01/07/06	6,950	6,950

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Massachusetts School Building Auth		
+◗■▮ Dedicated Sales Tax Bonds Series 2005A 3.54%, 01/07/06	13,300	13,300
Massachusetts Turnpike Auth		
+◗■▮ Subordinate RB (Metropolitan Highway System) Series 1999A 3.55%, 01/07/06	7,110	7,110
Massachusetts Water Pollution Abatement Trust		
◗■▮ Pool Program Bonds Series 10 3.54%, 01/07/06	3,840	3,840
◗■▮ Pool Program Bonds Series 5 3.53%, 01/07/06	2,000	2,000
◗■▮ RB Subordinate Series 1999A 3.53%, 01/04/06	5,500	5,500
Massachusetts Water Resources Auth		
General Refunding RB Series 2005A		
+◗■▮ 3.55%, 01/07/06	3,088	3,088
+◗■▮ 3.53%, 01/07/06	2,200	2,200
		187,508
Michigan 3.9%		
Allen Park Public Schools		
◗■▮ Unlimited Tax School Building Bonds Series 2003 3.56%, 01/07/06	10,760	10,760
Ann Arbor Economic Development Corp		
+■ Limited Obligation Refunding RB (Glacier Hills) Series 2000B 3.53%, 01/07/06	8,330	8,330
Detroit		
+◗■▮ Sewage Disposal System RB Series 1999A 3.56%, 01/07/06	34,650	34,650
+◗■▮ Sewage Disposal System Second Lien RB Series 2001B 3.59%, 01/07/06	4,260	4,260
Detroit SD		
+◗■▮ School Building and Site Improvement Bonds Series 2001A 3.59%, 01/07/06	4,620	4,620
+◗■▮ School Building and Site Improvement Refunding Bonds Series 2005A 3.55%, 01/07/06	8,500	8,500
Georgetown Economic Development Corp		
+■ Limited Obligation RB (Sunset Manor) Series 2000 3.53%, 01/07/06	8,860	8,860
Grand Rapids Economic Development Corp		
+■ Refunding RB (Amway Hotel Corp) Series 1991A 3.61%, 01/07/06	8,755	8,755
Jackson Cnty Hospital Finance Auth		
+■ Refunding RB (W.A. Foote Memorial Hospital) Series 2005B 3.53%, 01/07/06	10,000	10,000
Michigan		
◗■▮ GO Notes Series 2006A 3.58%, 01/04/06	60,000	60,000
Michigan Higher Education Facilities Auth		
+■ Limited Obligation Refunding RB (Hope College) Series 2004 3.56%, 01/07/06	3,805	3,805
Michigan Job Development Auth		
+■ Limited Obligation RB (Frankenmuth Bavarian Inn Motor Lodge) Series 1985 2.54%, 01/30/06	7,100	7,100
Michigan Municipal Bond Auth		
+ Revenue Notes (Detroit SD) Series C 3.03%, 08/18/06	20,000	20,148

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Revenue Notes Series 2005B-1 2.87%, 08/18/06	20,000	20,138
Michigan Strategic Fund		
✚■ Limited Obligation RB (Advance Plastics Corp) Series 1996 3.68%, 01/07/06	870	870
✚■ Limited Obligation RB (American Cancer Society) Series 2000 3.59%, 01/07/06	3,965	3,965
✚■ Limited Obligation RB (EPI Printers) Series 1997 3.68%, 01/07/06	480	480
✚■ Limited Obligation RB (Mans) Series 1991 3.68%, 01/07/06	210	210
✚■ Limited Obligation RB (Mans) Series 1998B 3.68%, 01/07/06	695	695
✚■ Limited Obligation RB (United Machining) Series 1998 3.68%, 01/07/06	4,000	4,000
✚◗■▮ Limited Obligation Refunding RB (Detroit Edison Co Pollution Control Bonds) Series 1999C 3.58%, 01/07/06	9,245	9,245
✚◗■▮ Limited Obligation Refunding RB (Detroit Edison Co) Series 2003A 3.60%, 01/07/06	5,995	5,995
Michigan Trunk Line Fund		
✚◗■▮ Refunding Bonds Series 1998A 3.54%, 01/07/06	46,666	46,666
Oakland Cnty		
✚■ Limited Obligation RB (Husky Envelope Products) Series 1999 3.68%, 01/07/06	1,840	1,840
✚■ Limited Obligation RB (Pontiac Vision 2000 Schools) Series 2000 3.57%, 01/07/06	8,300	8,300
Wayne Cnty		
✚◗■ Airport Jr Lien RB (Detroit Metropolitan Wayne Cnty Airport) Series 2001 3.52%, 01/07/06	14,470	14,470
✚◗■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2002A 3.54%, 01/07/06	135,970	135,970
✚◗■ Airport Refunding RB (Detroit Metropolitan Wayne Cnty Airport) Series 1996B 3.54%, 01/07/06	43,090	43,090
Wayne Cnty Airport Auth		
✚◗■▮ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2005 3.59%, 01/07/06	18,370	18,370
✚◗■▮ RB (Detroit Metropolitan Airport) Series 2005 3.58%, 01/07/06	2,750	2,750
✚◗■▮ RB Series 2005 3.59%, 01/07/06	3,640	3,640
		510,482
Minnesota 1.9%		
Bloomington Port Auth		
✚◗■ Special Tax Refunding RB (Mall of America) Series 1999B 3.56%, 01/07/06	21,700	21,700
Burnsville		
✚■ M/F Housing Refunding RB (Southwind Apts) Series 2004 3.55%, 01/07/06	8,350	8,350
Eden Prairie		
✚■ M/F Housing RB (Eden Prairie Leased Housing Associates I) Series 2003A 3.61%, 01/07/06	6,000	6,000
Hennepin Cnty		
■ GO Refunding Bonds Series 1996C 3.65%, 01/07/06	650	650

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Hennepin Cnty Housing and Redevelopment Auth		
+■▮ M/F Housing Refunding RB (Stone Arch Apts) Series 2002 3.60%, 01/07/06	2,800	2,800
Inver Grove Heights		
+■ Sr Housing Refunding RB (PHM/Inver Grove, Inc) Series 2005 3.55%, 01/07/06	6,000	6,000
Mendota Heights		
+■ Refunding IDRB (Dakota Business Plaza) Series 2000 3.73%, 01/07/06	2,300	2,300
Minneapolis-St Paul Metropolitan Airports Commission		
+◗■▮ RB Series 2000B 3.59%, 01/07/06	5,225	5,225
+◗■▮ Subordinate Refunding RB Series 2005B 3.59%, 01/07/06	6,000	6,000
Minnesota		
COP (Minnesota SD Credit Enhancement Program) Series 2005 4.00%, 09/12/06	30,000	30,211
Minnesota Agricultural and Economic Development Board		
+■ RB (Evangelical Lutheran Good Samaritan Society) Series 1996 3.56%, 01/07/06	7,200	7,200
Minnesota HFA		
◗■ Residential Housing Finance Bonds Series 2003B 3.45%, 01/07/06	6,000	6,000
◗■ Residential Housing Finance Bonds Series 2004G 3.58%, 01/07/06	17,910	17,910
◗■ Residential Housing Finance Bonds Series 2005M 3.45%, 01/07/06	58,000	58,000
Minnesota Higher Education Facilities Auth		
+■ RB (Trustees of the Hamline University of Minnesota) Series Six-E1 3.53%, 01/07/06	2,800	2,800
+■ RB (Trustees of the Hamline University of Minnesota) Series Six-E2 3.53%, 01/07/06	4,000	4,000
+■ RB (University of St Thomas) Series 4-O 3.51%, 01/07/06	9,700	9,700
+■ RB (University of St Thomas) Series 5-I 3.51%, 01/07/06	3,600	3,600
Rochester		
Health Care Facilities RB (Mayo Foundation) Series 1992C 3.15%, 02/06/06	20,200	20,200
Rochester Health Care Facilities		
◗ RB (Mayo Foundation) Series 2001A 3.15%, 02/06/06	15,000	15,000
◗ RB (Mayo Foundation) Series 2001B 3.15%, 02/06/06	10,600	10,600
St Louis Park		
+■ M/F Housing RB (At The Park) Series 2002A 3.65%, 01/07/06	3,300	3,300
+■ M/F Housing Refunding RB (Knollwood Place Apts) Series 2005 3.40%, 01/04/06	5,650	5,650
St Paul Housing and Redevelopment Auth		
+■ District Heating RB Series 1999D 3.56%, 01/06/06	3,080	3,080
		256,276

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mississippi 0.4%		
Jackson Cnty		
■ Pollution Control Refunding RB (Chevron USA) Series 1993		
3.70%, 01/07/06	3,450	3,450
Mississippi		
◗■❚ GO Refunding Bonds Series 2001		
3.56%, 01/07/06	14,880	14,880
Mississippi Business Finance Corp		
✚■ IDRB (Electric Mills Wood Preserving) Series 1999		
3.61%, 01/07/06	5,000	5,000
✚■ IDRB (Omega Motion) Series 1996		
3.57%, 01/07/06	3,500	3,500
✚■ IDRB (VC Regional Assembly and Manufacturing) Series 2003		
3.55%, 01/07/06	9,210	9,210
Mississippi Home Corp		
✚◗■❚ S/F Mortgage RB Series 2002A		
3.59%, 01/07/06	5,130	5,130
✚◗■❚ S/F Mortgage RB Series 2002C2		
3.59%, 01/07/06	4,875	4,875
		46,045
Missouri 0.4%		
Missouri Development Finance Board		
✚■ IDRB (Milbank Manufacturing Co) Series 1997		
3.70%, 01/07/06	3,000	3,000
Missouri Higher Education Loan Auth		
✚◗■ Student Loan RB Sr Series 2005A		
3.43%, 01/07/06	9,000	9,000
Missouri Housing Development Commission		
◗■ S/F Mortgage RB Series 2004A-1		
3.58%, 01/07/06	4,230	4,230
St Charles Cnty IDA		
✚■ M/F Housing Refunding RB (Time Centre Apts Phase I) Series 2004A		
3.56%, 01/07/06	15,600	15,600
✚■ M/F Housing Refunding RB (Time Centre Apts Phase II) Series 2004B		
3.60%, 01/07/06	4,500	4,500
St Louis IDA		
✚■ IDRB (Kessler Container) Series 1997A		
3.60%, 01/07/06	1,800	1,800
✚■ M/F Housing Refunding RB (Merchandise Mart Apts) Series 2005A		
3.60%, 01/07/06	10,475	10,475
Washington IDA		
✚■ IDRB (Pauwels Transformers) Series 1995		
3.82%, 01/07/06	2,600	2,600
		51,205
Montana 0.3%		
Montana State Health Facility Auth		
Hospital RB (Deaconess-Billings Clinic Health System) Series 1994		
✚◗■ 3.58%, 01/04/06	28,175	28,175
✚◗■❚ 3.58%, 01/04/06	10,705	10,705
		38,880
Nebraska 0.5%		
American Public Energy Agency		
◗■ Gas Supply RB Series 2005A		
3.60%, 01/07/06	20,783	20,783
Lincoln Electric System		
✚◗■❚ RB Series 2005		
3.55%, 01/07/06	15,000	15,000
Nebraska Investment Finance Auth		
◗■❚ S/F Housing RB Series 1998G		
3.66%, 01/07/06	10,735	10,735

Issuer / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶■■ S/F Housing RB Series 1999E 3.59%, 01/04/06	225	225
Stanton Cnty		
■ IDRB (Nucor Corp) Series 1996 3.63%, 01/07/06	19,300	19,300
		66,043
Nevada 2.9%		
Clark Cnty		
✚▶■ Airport System Subordinate Lien RB Series 2005D-2 3.58%, 01/04/06	4,780	4,780
✚▶■ Airport System Subordinate Lien RB Series 2005D-3 3.40%, 01/04/06	7,280	7,280
✚■ Economic Development RB (UNLV Foundation) Series 1999 3.53%, 01/07/06	325	325
✚■ IDRB (Southwest Gas Corp) Series 2003A 3.63%, 01/07/06	12,500	12,500
✚▶■■ IDRB (Southwest Gas Corp) Series 2004A 3.57%, 01/07/06	3,167	3,167
✚▶■ Passenger Facility Charge Refunding RB (Las Vegas-McCarran International Airport) Series 2005A-2 3.54%, 01/04/06	52,000	52,000
Clark Cnty SD		
✚▶■■ GO (Limited Tax) Building Bonds Series 2001F 3.42%, 01/07/06	21,715	21,715
✚▶■■ GO (Limited Tax) Building Bonds Series 2005C 3.55%, 01/07/06	16,045	16,045
✚▶■■ GO (Limited Tax) Refunding Bonds Series 2005A 3.55%, 01/07/06	10,915	10,915
Las Vegas Convention and Visitors Auth		
✚▶■■ Refunding RB Series 2005 3.55%, 01/07/06	4,185	4,185
Las Vegas Valley Water District		
GO (Limited Tax) Water CP Series 2004 A&B		
▶ 2.90%, 01/11/06	9,600	9,600
▶ 3.10%, 02/08/06	30,000	30,000
▶ 3.12%, 02/15/06	26,500	26,500
✚▶■■ GO Refunding Bonds Series 2005A 3.55%, 01/07/06	37,025	37,025
Nevada		
✚▶■■ Highway Improvement (Motor Vehicle Fuel Tax) RB Series 2003 3.55%, 01/07/06	2,193	2,193
Nevada Housing Division		
✚■ M/F Housing RB (Apache Pines Apts) Series 1999A 3.55%, 01/07/06	7,415	7,415
✚■ M/F Housing RB (Banbridge Apts) Series 2000A 3.55%, 01/07/06	3,960	3,960
✚■ M/F Housing RB (Bluffs Apts) Series 2002A 3.55%, 01/07/06	17,850	17,850
✚■ M/F Housing RB (City Center) Series 2000A 3.55%, 01/07/06	7,495	7,495
✚■ M/F Housing RB (Home Suites) Series 1989A 3.45%, 01/07/06	4,700	4,700
✚■ M/F Housing RB (Sierra Pointe Apts) Series 2005 3.55%, 01/07/06	9,985	9,985
✚■ M/F Housing RB (Silver Pines Apts) Series 2002A 3.45%, 01/07/06	5,500	5,500
✚■ M/F Housing RB (Silver Terrace Apts) Series 2003A 3.55%, 01/07/06	5,150	5,150
✚■ M/F Housing RB (St Rose Seniors Apts) Series 2002A 3.55%, 01/07/06	14,770	14,770
✚■ M/F Housing RB (Sundance Village Apts) Series 2004 3.55%, 01/07/06	15,000	15,000
✚■ M/F Housing Refunding RB (Oakmont) Series 2002 3.55%, 01/07/06	4,350	4,350

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Nevada System of Higher Education		
✚◗■▮ University RB Series 2005B		
3.55%, 01/07/06	16,030	16,030
Washoe Cnty		
✚◗■▮ GO Refunding Bonds (Convention Center) Series 2001A		
3.56%, 01/07/06	26,000	26,000
		376,435
New Hampshire 0.4%		
New Hampshire Business Finance Auth		
✚■ Solid Waste Disposal RB (Lonza Biologics) Series 2003		
3.63%, 01/07/06	30,000	30,000
New Hampshire Health and Educational Facilities Auth		
✚■ RB (Easter Seals New Hampshire) Series 2004A		
3.55%, 01/07/06	6,060	6,060
✚■ RB (Frisbie Memorial Hospital) Series 2005		
3.55%, 01/07/06	4,895	4,895
✚■ RB (Riverwoods) Series 2003		
3.62%, 01/04/06	3,085	3,085
New Hampshire HFA		
✚◗■▮ S/F Mortgage Acquisition RB Series 1997C		
3.66%, 01/07/06	1,595	1,595
✚◗■▮ S/F Mortgage Acquisition RB Series 1998B		
3.66%, 01/07/06	9,730	9,730
		55,365
New Jersey 2.2%		
Gloucester Cnty		
■ Pollution Control Refunding RB (Exxon Mobil) Series 2003		
3.60%, 01/07/06	1,000	1,000
New Jersey		
TRAN Series Fiscal 2006A		
2.80%, 06/23/06	125,000	125,694

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
TRAN Series Fiscal 2006A		
2.84%, 06/23/06	75,000	75,403
New Jersey Health Care Facilities Financing Auth		
✚■ RB Series 2004A-4		
3.48%, 01/07/06	12,505	12,505
New Jersey Transportation Trust Fund Auth		
✚◗■▮ Transportation System Bonds Series 2005D		
3.55%, 01/07/06	49,235	49,235
New Jersey Turnpike Auth		
RB Series 2000A		
✚◗■ 3.55%, 01/07/06	5,000	5,000
✚◗■▮ 3.55%, 01/07/06	1,000	1,000
✚◗■▮ RB Series 2004C-2		
3.54%, 01/07/06	22,445	22,445
✚◗■▮ RB Series C		
3.55%, 01/07/06	2,995	2,995
		295,277
New Mexico 0.2%		
Farmington		
✚■ Hospital RB (San Juan Regional Medical Center) Series 2004B		
3.54%, 01/07/06	5,000	5,000
Santa Fe		
✚■ Tax Subordinate Lien Wastewater System RB Series 1997B		
3.55%, 01/07/06	16,800	16,800
		21,800
New York 4.0%		
Long Island Power Auth		
✚◗■▮ Electric System RB Series 1998A		
3.55%, 01/07/06	10,970	10,970
✚■ Electric System Subordinated RB Series 2001-2B		
3.65%, 01/07/06	7,700	7,700
Metropolitan Transportation Auth		
✚◗■▮ RB Series 2005B		
3.55%, 01/07/06	20,000	20,000

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New York City		
+■ GO Bonds Fiscal 1994 Series A-5 3.72%, 01/07/06	3,000	3,000
+■ GO Bonds Fiscal 1995 Series B-7 3.72%, 01/07/06	4,100	4,100
+▶■▮ GO Bonds Fiscal 2002 Series A 3.55%, 01/07/06	15,000	15,000
+▶■▮ GO Bonds Fiscal 2004 Series F 3.58%, 01/07/06	50,000	50,000
+■ GO Bonds Fiscal 2006 Series E-2 3.70%, 01/07/06	4,300	4,300
+▶■▮ GO Bonds Fiscal 2006 Series G 3.55%, 01/07/06	7,935	7,935
New York City Health and Hospitals Corp		
+▶■▮ Health System Bonds Series 1999A 3.54%, 01/07/06	8,000	8,000
New York City Housing Development Corp		
+■ M/F Mortgage RB (2 Gold Street) Series 2003A 3.55%, 01/07/06	500	500
+■ M/F Rental Housing RB (One Columbus Place) Series 1998A 3.60%, 01/07/06	9,500	9,500
+■ M/F Rental Housing RB (Sierra) Series 2003A 3.60%, 01/07/06	6,115	6,115
New York City Municipal Water Finance Auth		
+▶■ Water and Sewer System RB Series 1994G 3.65%, 01/07/06	600	600
+▶■ Water and Sewer System RB Series 1995A 3.67%, 01/07/06	29,000	29,000
▶■ Water and Sewer System RB Series 2000C 3.77%, 01/07/06	6,100	6,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■▮ Water and Sewer System RB Series 2002G 3.54%, 01/07/06	13,545	13,545
▶■ Water and Sewer System RB Series 2003F-2 3.77%, 01/07/06	15,400	15,400
+▶■▮ Water and Sewer System RB Series 2005D 3.54%, 01/07/06	11,490	11,490
▶■ Water and Sewer System RB Series 2006A 3.55%, 01/07/06	18,835	18,835
▶■▮ Water and Sewer System Refunding RB Series 2005D 3.55%, 01/07/06	18,800	18,800
▶■ Water and Sewer System Second General Resolution RB Fiscal 2006 Series AA-3 3.52%, 01/07/06	20,000	20,000
New York City Transitional Finance Auth		
▶■ Recovery Bonds Fiscal 2003 Series 2A 3.67%, 01/07/06	5,000	5,000
▶■ Recovery Bonds Fiscal 2003 Series 2D 3.54%, 01/07/06	14,905	14,905
▶■ Recovery Bonds Fiscal 2003 Series 3B 3.75%, 01/07/06	5,500	5,500
New York State Dormitory Auth		
+▶■▮ RB (State University Educational Facilities) Series 2000B 3.53%, 01/07/06	20,000	20,000
New York State Energy Research Development Auth		
+▶■▮ Gas Facilities RB (Brooklyn Union Gas) Series 1996 3.55%, 01/07/06	1,570	1,570
New York State HFA		
+■ RB (101 West End Ave) Series 1998A 3.52%, 01/07/06	1,700	1,700
+■ RB (150 E 44th St) Series 2000A 3.52%, 01/07/06	20,000	20,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (250 W 50th St) Series 1997A 3.41%, 01/04/06	1,400	1,400
+■ RB (345 E 94th St) Series 1998A 3.52%, 01/07/06	565	565
+■ RB (345 E 94th St) Series 1999A 3.52%, 01/07/06	4,000	4,000
+■ RB (W 20th St) Series 2001A 3.53%, 01/07/06	12,200	12,200
+■ RB (W 23rd St) Series 2002A 3.52%, 01/04/06	22,100	22,100
New York State Mortgage Agency		
◗■❚ Mortgage RB Series 109 3.56%, 01/07/06	25,800	25,800
◗■❚ S/F Mortgage RB Series 92 3.55%, 01/07/06	2,865	2,865
New York State Thruway Auth		
+◗■❚ General RB Series 2005F 3.55%, 01/07/06	25,840	25,840
+◗■❚ Second General Highway and Bridge Trust Fund Bonds Series 2005B 3.54%, 01/07/06	12,280	12,280
New York State Urban Development Corp		
◗■❚ State Personal Income Tax RB Series 2005B 3.55%, 01/07/06	8,000	8,000
Port Auth of New York and New Jersey		
+◗■❚ Consolidated Bonds 139th Series 3.43%, 01/07/06	19,980	19,980
+◗■❚ Consolidated Bonds 140th Series 3.52%, 01/07/06	4,985	4,985
+◗■❚ Consolidated Bonds 141st Series 3.56%, 01/07/06	6,585	6,585
Triborough Bridge and Tunnel Auth		
◗■❚ General Refunding RB Series 2002B 3.55%, 01/07/06	9,995	9,995
Westchester Cnty IDA		
+■ IDRB (Levister Redevelopment Co) Series 2001A 3.41%, 01/07/06	1,000	1,000
William Floyd Union Free SD		
TAN Series 2005 2.70%, 06/27/06	23,000	23,141
Yonkers IDA		
+◗■ Civic Facility RB (Consumers Union) Series 1994 3.65%, 01/07/06	420	420
		530,721
North Carolina 2.2%		
Charlotte		
+◗■ Airport Refunding RB Series 1997A 3.54%, 01/07/06	35,400	35,400
Charlotte-Mecklenburg Cnty Hospital Auth		
◗■❚ Health Care RB (Carolinas Health Care System) Series 2005A 3.55%, 01/07/06	13,250	13,250
◗■ Health Care Refunding RB (Carolinas Health Care System) Series 2005C 3.55%, 01/07/06	19,000	19,000
Durham Housing Auth		
+■ M/F Housing RB (Pendleton Townhomes) Series 2001 3.60%, 01/07/06	5,405	5,405
Forsyth Cnty		
+■ RB (Plymouth Printing Co) Series 1998 3.62%, 01/07/06	870	870
Guilford Cnty Industrial Facilities and Pollution Control Financing Auth		
+■ IDRB (Metalcraft of Mayville SE Manufacturing) Series 1997 3.60%, 01/07/06	1,100	1,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Hertford Cnty Industrial Facilities and Pollution Control Financing Auth		
IDRB (Nucor Corp) Series 2000A		
■ 3.55%, 01/04/06	17,500	17,500
■ 3.71%, 01/04/06	26,500	26,500
Johnston Cnty Industrial Facilities and Pollution Control Financing Auth		
✚■ IDRB (Flanders Corp) Series 1998		
3.60%, 01/07/06	4,500	4,500
Mecklenburg Cnty		
✚■ M/F Housing RB (Sycamore Green Apts) Series 2001		
3.60%, 01/07/06	8,240	8,240
North Carolina		
◗■▮ GO Public Improvement Bonds Series 2005A		
3.56%, 01/07/06	7,795	7,795
North Carolina Educational Facilities Finance Agency		
✚■ RB (High Point University) Series 1997		
3.52%, 01/07/06	4,210	4,210
✚■ RB (Queens College) Series 1999B		
3.52%, 01/07/06	5,520	5,520
North Carolina HFA		
◗■▮ Home Ownership RB Series 1A		
3.59%, 01/07/06	11,855	11,855
◗■ Homeownership RB Series 8-A and 17-A		
3.58%, 01/07/06	4,640	4,640
North Carolina State Education Assistance Auth		
✚◗■ Student Loan RB Series 2005A-1		
3.55%, 01/07/06	40,000	40,000
✚◗■ Student Loan RB Series 2005A-3		
3.58%, 01/07/06	23,500	23,500
Piedmont Triad Airport Auth		
✚◗■ Airport RB Series 2004B		
3.60%, 01/07/06	23,500	23,500
Raleigh-Durham Airport Auth		
✚◗■▮ RB Series 2005B		
3.59%, 01/07/06	4,680	4,680
Rockingham Cnty Industrial Facilities and Pollution Control Financing Auth		
✚■ IDRB (McMichael Mills) Series 1997		
3.57%, 01/07/06	1,100	1,100
Rowan Cnty Industrial Facilities and Pollution Control Financing Auth		
✚■ IDRB (Taylor Clay Products) Series 1999		
3.57%, 01/07/06	3,000	3,000
Sampson Cnty Industrial Facilities and Pollution Control Finance Auth		
✚■ IDRB (Crumpler Plastic Pipe) Series 1999		
3.62%, 01/07/06	2,000	2,000
Union Cnty Industrial Facilities and Pollution Control Financing Auth		
✚■ RB (Rock-Tenn Converting Co) Series 1997		
3.60%, 01/07/06	1,750	1,750
University of North Carolina At Chapel Hill		
◗■▮ General Revenue and Refunding RB Series 2005A		
3.55%, 01/07/06	7,510	7,510
Wake Cnty Housing Auth		
✚■ M/F Housing RB (Walnut Ridge Apts) Series 2000		
3.60%, 01/04/06	9,865	9,865
Wilmington Housing Auth		
✚■ M/F Housing RB (Garden Lakes Estates) Series 1999		
3.60%, 01/04/06	6,860	6,860
		289,550

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
North Dakota 0.5%		
North Dakota HFA		
▶■ Home Mortgage Finance Program Series 2004B 3.54%, 01/07/06	24,455	24,455
▶■ Home Mortgage Finance Program Series 2005A 3.54%, 01/04/06	22,100	22,100
▶■ Home Mortgage Finance Program Series 2005C 3.54%, 01/04/06	12,000	12,000
Richland Cnty		
✚■ Solid Waste Disposal RB (Minn-Dak Farmers Coop) Series 1996A 3.82%, 01/07/06	6,370	6,370
✚■ Solid Waste Disposal RB (Minn-Dak Farmers Coop) Series 1996B 3.82%, 01/07/06	585	585
		65,510
Ohio 1.2%		
Akron, Bath and Copley Joint Township Hospital District		
✚■ RB (Summa Health System) Series 2004B 3.56%, 01/07/06	7,500	7,500
Cleveland		
✚■ Airport System RB Series 1997D 3.54%, 01/07/06	34,760	34,760
Franklin Cnty		
✚▶■ Hospital RB (The Children's Hospital) Series 2003 3.53%, 01/07/06	5,000	5,000
Ohio		
✚■ RB (Pooled Financing) Series 2004 3.53%, 01/07/06	8,925	8,925
Ohio HFA		
✚▶■ M/F Refunding RB (10 Wilmington Place) Series 1991B 3.56%, 01/06/06	8,945	8,945

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶■ Residential Mortgage RB Series 2001C 3.63%, 01/07/06	4,865	4,865
Ohio Higher Educational Facility Commission		
✚■ RB (Pooled Financing) Series 2003B 3.53%, 01/07/06	4,765	4,765
✚■ RB (The Cleveland Institute of Music) Series 2005 3.56%, 01/07/06	5,000	5,000
Ohio Water Development Auth		
✚■ Pollution Control Refunding RB (FirstEnergy Nuclear Generation Corp) Series 2005A 3.57%, 01/06/06	57,000	57,000
Port of Greater Cincinnati Development Auth		
✚■ RB (National Underground Railroad Freedom Center) Series 2003A 3.58%, 01/07/06	15,000	15,000
		151,760
Oklahoma 0.9%		
Muldrow Public Works Auth		
✚■ IDRB (OK Foods) Series 1995 3.55%, 01/07/06	4,500	4,500
Oklahoma Cnty Industrial Auth		
✚■ RB (National Cowboy Hall of Fame) Series 1999 3.55%, 01/07/06	995	995
Oklahoma Development Finance Auth		
✚■ RB (Shawnee Funding) Series 1996 3.60%, 01/07/06	3,100	3,100
Oklahoma Student Loan Auth		
✚▶■ Bonds and Notes Series 1997A 3.55%, 01/07/06	33,000	33,000
✚▶■ Bonds and Notes Series 1998A 3.55%, 01/07/06	33,100	33,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Bonds and Notes Series 2000A-4 3.55%, 01/04/06	20,945	20,945
+▶■ Bonds and Notes Series 2005A 3.55%, 01/04/06	15,045	15,045
Payne Cnty Economic Development Auth		
+▶■ Student Housing RB (OSUF Phase III Student Housing) Series 2005 3.53%, 01/07/06	8,500	8,500
		119,185
Oregon 0.6%		
Oregon Economic Development Commission		
+■ RB (Kettle Foods) Series 1998-196 3.59%, 01/04/06	4,250	4,250
+■ RB (Pendleton Flour Mills) Series 1997-182 3.55%, 01/07/06	3,390	3,390
Oregon Facilities Auth		
+■ RB (Quatama Crossing Housing) Series 2005A 3.52%, 01/07/06	9,800	9,800
Oregon Housing and Community Services Dept		
▶■ Mortgage RB (S/F Mortgage Program) Series 2005F 3.56%, 01/07/06	13,685	13,685
▶■ S/F Mortgage RB Series 2004L 3.56%, 01/07/06	5,000	5,000
Port of Portland		
+■ Special Obligation RB (Portland Bulk Terminals) Series 1996 3.65%, 01/07/06	28,000	28,000
+■ Special Obligation RB (Portland Bulk Terminals) Series 1999 3.55%, 01/07/06	4,500	4,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Portland		
+■ M/F Housing RB (Village of Lovejoy Fountain) Series 1997 3.59%, 01/07/06	8,500	8,500
		77,125
Pennsylvania 7.0%		
Allegheny Cnty Hospital Development Auth		
+■ RB (UPMC Senior Communities) Series 2003 3.51%, 01/07/06	10,000	10,000
Allegheny Cnty IDA		
+▶■■ Pollution Control Refunding RB (Duquesne Light Co) Series 1999B 3.54%, 01/07/06	11,400	11,400
Allegheny Cnty Port Auth		
+▶■■ Special Revenue Transportation Bonds Series 1999 3.53%, 01/07/06	11,495	11,495
Allegheny County Hospital Development Auth		
■ RB (University of Pittsburgh Medical Center) Series 2005B 3.63%, 12/15/06	13,000	13,000
Bermudian Springs SD		
+▶■ GO Bonds Series 2005 3.51%, 01/07/06	3,600	3,600
Central Bucks SD		
+▶■ GO Series 2000A 3.56%, 01/07/06	3,605	3,605
Daniel Boone Area SD		
+▶■ GO Bonds Series 2004 3.52%, 01/07/06	5,880	5,880
Dauphin Cnty General Auth		
+▶■ RB (Education and Health Loan) Series 1997 3.56%, 01/07/06	6,465	6,465

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Delaware Cnty IDA		
✚■ RB (YMCA of Philadelphia) Series 1999 3.62%, 01/04/06	100	100
✚◗■▮ Water Facilities RB (Aqua Pennsylvania Inc) Series 2005A 3.56%, 01/07/06	600	600
Delaware Valley Regional Finance Auth		
Local Government RB Series 1986		
✚■ 3.50%, 01/04/06	6,000	6,000
Local Government RB Series 1998A		
✚◗■▮ 3.54%, 01/07/06	9,995	9,995
✚◗■▮ 3.57%, 01/07/06	500	500
✚◗■▮ 3.59%, 01/07/06	13,210	13,210
Easton Area SD		
✚◗■ GO Bonds Series 2005 3.53%, 01/07/06	7,200	7,200
Erie SD		
✚◗■▮ GO Bonds Series 2001A 3.54%, 01/07/06	15,695	15,695
Hanover Public SD		
✚◗■ GO Bonds Series 2005 3.51%, 01/07/06	5,000	5,000
Harrisburg Auth		
✚◗■ Water Refunding RB Series 2002B 3.56%, 01/07/06	5,000	5,000
✚◗■ Water Refunding RB Series 2003A 3.56%, 01/07/06	13,800	13,800
Lampeter-Strasburg SD		
✚◗■ GO Bonds Series 2004A 3.53%, 01/07/06	6,000	6,000
Luzerne Cnty IDA		
✚◗■▮ Water Facility Refunding RB (Pennsylvania-American Water Co Water Facilities) Series A 3.57%, 01/07/06	3,000	3,000
Manheim Township SD		
✚◗■ GO Bonds Series 2004 3.53%, 01/07/06	3,400	3,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mercer Cnty		
✚◗■▮ GO Bonds Series 2001 3.54%, 01/07/06	7,725	7,725
Montgomery Cnty IDA		
✚ Pollution Control Refunding RB (Peco Energy Co) Series 1994A 3.12%, 02/13/06	21,560	21,560
Montgomery Cnty IDA		
✚■ School RB (Friends' Central School) Series 2002 3.50%, 01/07/06	925	925
Norwin SD		
✚◗■▮ GO Bonds Series 2001A 2.65%, 01/25/06	11,500	11,500
Pennsylvania		
✚◗■▮ GO Bonds First Series 2003 3.54%, 01/07/06	300	300
✚◗■▮ GO Bonds Second Series 2002 3.54%, 01/07/06	14,995	14,995
Pennsylvania Convention Center Auth		
✚◗■▮ RB Series 1989A 3.54%, 01/07/06	4,500	4,500
Pennsylvania Energy Development Auth		
✚■ RB (B&W Ebensburg) Series 1986 3.54%, 01/07/06	18,380	18,380
Pennsylvania HFA		
✚◗■▮ S/F Mortgage RB Draw Down Series 2003A 3.58%, 01/07/06	3,600	3,600
✚◗■▮ S/F Mortgage RB Drawdown Series 2003 3.58%, 01/07/06	5,030	5,030
◗■▮ S/F Mortgage RB Series 1999A 3.59%, 01/07/06	13,420	13,420
◗■ S/F Mortgage RB Series 2004-83B 3.42%, 01/07/06	9,690	9,690
◗■ S/F Mortgage RB Series 2004-84C 3.57%, 01/07/06	16,250	16,250

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◧▪ S/F Mortgage RB Series 2004-84D 3.57%, 01/07/06	20,350	20,350
◧▪ S/F Mortgage RB Series 2005-88B 3.53%, 01/04/06	49,900	49,900
◧▪ S/F Mortgage RB Series 2005-89 3.57%, 01/04/06	10,000	10,000
Pennsylvania Higher Education Assistance Agency		
✛◧▪ Student Loan RB Series 1988A 3.43%, 01/07/06	76,000	76,000
✛◧▪ Student Loan RB Series 1988B 3.43%, 01/04/06	37,900	37,900
✛◧▪ Student Loan RB Series 1994A 3.43%, 01/07/06	39,500	39,500
✛◧▪ Student Loan RB Series 1995A 3.43%, 01/07/06	70,000	70,000
✛◧▪ Student Loan RB Series 1997A 3.60%, 01/07/06	28,900	28,900
✛◧▪ Student Loan RB Series 1999A 3.54%, 01/07/06	31,000	31,000
✛◧▪ Student Loan RB Series 2000A 3.60%, 01/04/06	28,075	28,075
✛◧▪ Student Loan RB Series 2001A 3.60%, 01/04/06	21,450	21,450
✛◧▪ Student Loan RB Series 2003A-1 3.60%, 01/07/06	7,000	7,000
✛◧▪ Student Loan RB Series 2003A-2 3.60%, 01/07/06	38,000	38,000
Pennsylvania Higher Educational Facilities Auth		
✛◧▪ RB (Drexel University) Series 2005B 3.52%, 01/07/06	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✛◧▪▪ RB (University of Pennsylvania Health Services) Series 2005A 2.80%, 06/15/06	5,990	5,990
◧▪▪ RB (University of Pennsylvania) Series 2005C 3.55%, 01/07/06	5,000	5,000
Pennsylvania Public School Building Auth		
✛◧▪▪ Lease RB (Philadelphia SD) Series 2003 3.55%, 01/07/06	4,730	4,730
✛◧▪ RB (Parkland SD) Series 1999D 3.56%, 01/07/06	10,665	10,665
✛◧▪▪ School RB (Marple Newton SD) Series 2001 3.54%, 01/07/06	4,965	4,965
Pennsylvania State University		
▪ RB Series 2001A 3.50%, 01/07/06	1,300	1,300
Pennsylvania Turnpike Commission		
✛◧▪▪ RB Series 2004A 3.55%, 01/07/06	6,225	6,225
✛◧▪ Registration Fee Refunding RB Series 2005B 3.50%, 01/07/06	5,200	5,200
✛◧▪ Registration Fee Refunding RB Series 2005C 3.50%, 01/07/06	5,000	5,000
Philadelphia		
✛◧▪▪ Airport RB Series 2005A 3.58%, 01/07/06	6,900	6,900
✛◧▪ Airport Refunding RB Series 2005C 3.63%, 01/04/06	51,050	51,050
Philadelphia Gas Works		
✛◧▪▪ RB Third Series 2001 3.54%, 01/07/06	4,295	4,295
Philadelphia IDA		
✛◧▪ RB (City Line Holiday Inn) Series 1996 3.40%, 01/07/06	4,600	4,600
✛◧▪▪ RB Series 1998A 3.59%, 01/07/06	12,710	12,710

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Reading SD		
+◗■▮ GO Bonds Series 2003A 3.42%, 01/07/06	4,225	4,225
Red Lion Area SD		
+◗■ GO Bonds Series 2005 3.51%, 01/07/06	15,000	15,000
Scranton Redevelopment Auth		
+■ Guaranteed Lease RB Series 2004 3.56%, 01/07/06	9,295	9,295
University of Pittsburgh		
Pitt Asset Notes Series 2005 2.69%, 08/11/06	22,000	22,169
West Cornwall Township Municipal Auth		
+■ RB (Lebanon Valley Brethren Home) Series 1995 3.57%, 01/07/06	720	720
Westmoreland Cnty Municipal Auth		
+◗■▮ Municipal Service RB Series 2005 3.55%, 01/07/06	3,090	3,090
		929,024
Puerto Rico 0.4%		
Puerto Rico		
+ TRAN Series 2006 3.23%, 07/28/06	53,750	54,133
Puerto Rico Highway and Transportation Auth		
+◗■▮ RB Series Y 3.50%, 01/07/06	800	800
		54,933
Rhode Island 1.0%		
Rhode Island Economic Development Corp		
+◗■▮ Airport RB Series 2005A 3.59%, 01/07/06	6,180	6,180
+◗■▮ Airport Refunding RB Series 2005C 3.55%, 01/07/06	6,995	6,995
Rhode Island Housing and Mortgage Finance Corp		
◗■▮ Homeownership Opportunity Bonds Series 1998-29A 3.66%, 01/07/06	19,020	19,020
Rhode Island IDA		
+■ IDRB (Greystone of Lincoln) Series 2000 3.80%, 01/07/06	1,400	1,400
Rhode Island Student Loan Auth		
+◗■ RB Series 1995-1 3.54%, 01/07/06	30,000	30,000
+◗■ RB Series 1996-1 3.54%, 01/07/06	19,000	19,000
+◗■ RB Series 1996-2 3.54%, 01/07/06	20,000	20,000
+◗■ RB Series 1996-3 3.54%, 01/07/06	23,000	23,000
		125,595
South Carolina 1.3%		
Beaufort-Jasper Higher Education Commission		
+■ Student Housing RB (University of South Carolina-Beaufort Student Housing) Series 2005 3.53%, 01/07/06	16,540	16,540
Berkeley Cnty SD		
+◗■▮ School Building Bonds Series 2002 3.54%, 01/07/06	7,575	7,575
Florence Cnty Public Facilities Corp		
+◗■ Refunding COP (Law Enforcement and Civic Centers) Series 2003 3.56%, 01/07/06	24,985	24,985
Greenville IDA		
+■ IDRB (Stevens Aviation Technical Services) Series 1997 3.62%, 01/07/06	3,500	3,500

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
South Carolina Housing and Development Auth		
+■ M/F Rental Housing RB (Ashley Apts) Series 1999 3.60%, 01/07/06	4,000	4,000
+■ M/F Rental Housing RB (Piedmont Manor Apts) Series 2000B-1 3.60%, 01/04/06	5,755	5,755
+■ M/F Rental Housing RB (Spartanburg Terrace Apts) Series 2000C-1 3.60%, 01/07/06	1,960	1,960
+■ M/F Rental Housing Refunding RB (Fairway Apts) Series 2001A 3.55%, 01/04/06	7,735	7,735
South Carolina Jobs Economic Development Auth		
+■ IDRB (Sanders Brothers Construction Co) Series 1996 3.62%, 01/07/06	350	350
+■ RB (Holcim) Series 2003 3.68%, 01/07/06	6,250	6,250
South Carolina Public Service Auth		
▶ TECP 2.80%, 01/05/06	29,701	29,701
South Carolina Transportation Infrastructure Bank		
+▶■I RB Series 1999A 3.56%, 01/07/06	22,610	22,610
+▶■I Refunding RB Series 2005A 3.55%, 01/07/06	30,000	30,000
Spartanburg Cnty IDA		
+■ Refunding IDRB (Bemis Co) Series 1991 3.57%, 01/07/06	4,750	4,750
		165,711
South Dakota 0.3%		
South Dakota Health and Educational Facilities Auth		
+▶■ RB (McKenna Hospital) Series 1994 3.56%, 01/07/06	27,130	27,130

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
South Dakota Housing Development Auth		
▶■ Homeownership Mortgage Bonds Series 2004G 3.54%, 01/07/06	11,000	11,000
+■ M/F Housing RB (Harmony Heights) Series 2001 3.65%, 01/07/06	6,500	6,500
		44,630
Tennessee 3.2%		
Bristol Health and Educational Facilities Board		
+■ RB (King College) Series 2001 3.55%, 01/07/06	6,450	6,450
Carter Cnty IDB		
+■ M/F Housing Refunding RB (Willow Run Apts) Series 1990 3.65%, 01/07/06	6,675	6,675
Chattanooga Health, Education and Housing Facility Board		
+■ RB (Baylor School) Series 1996 3.55%, 01/07/06	2,035	2,035
+■ THA Program RB (Cumberland Medical Center) Series 2004A 3.52%, 01/07/06	45,670	45,670
Clarksville Public Build Auth		
+■ Pooled Financing RB (Tennessee Municipal Bond Fund) Series 1997 3.55%, 01/07/06	4,400	4,400
Franklin Cnty IDB		
+■ IDRB (Hi-Tech) Series 1997 3.55%, 01/07/06	3,300	3,300
Grundy Cnty IDB		
+■ Limited Obligation RB (Toyo Seat USA Corp) Series 2001 3.73%, 01/07/06	3,330	3,330
Hendersonville IDB		
+■ Refunding IDRB (Betty Machine Co) Series 2001 3.60%, 01/04/06	3,345	3,345

See financial notes.   43

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Huntingdon IDB		
+■ IDRB (Associated Rubber Co) Series 1999 3.60%, 01/04/06	2,000	2,000
Jackson Health, Educational and Housing Facility Board		
+■ M/F Housing RB (Patrician Terrace Apts) Series 2005 3.60%, 01/07/06	2,400	2,400
Jackson IDB		
+■ Solid Waste Facility Bonds (Ameristeel Corp) Series 1997 3.60%, 01/07/06	3,800	3,800
Knoxville		
+◗■▮ Wastewater System Improvement RB Series 2005A 3.55%, 01/07/06	6,190	6,190
McMinn Cnty IDA		
+■ Solid Waste Disposal Facilities RB (Bowater) Series 1999 3.57%, 01/07/06	13,500	13,500
Memphis		
+◗■▮ Electric System Subordinate RB Series 2003A 3.55%, 01/07/06	2,800	2,800
+◗■▮ General Improvement Refunding Bonds Series 2005 3.55%, 01/07/06	5,639	5,639
Metropolitan Government of Nashville and Davidson Cnty Health and Educational Facilities Board		
+■ M/F Housing RB (Burning Tree Apts) Series 2005 3.60%, 01/07/06	8,815	8,815
+■ M/F Housing RB (Chippington Tower Apts I & II) Series 2005 3.61%, 01/04/06	13,500	13,500
■ RB (Ascension Health Credit Group) Series 2001B-1 2.85%, 08/01/06	35,000	35,000
+■ RB (Ensworth School) Series 2002 3.55%, 01/07/06	7,525	7,525
Metropolitan Government of Nashville and Davidson Cnty IDB		
+■ Educational Facilities Refunding RB (David Lipscomb University) Series 2003 3.55%, 01/07/06	8,100	8,100
+■ IDRB (Bindtech) Series 1997 3.60%, 01/07/06	2,550	2,550
+■ M/F Housing RB (Arbor Crest) Series 1985B 3.55%, 01/07/06	12,750	12,750
+■ M/F Housing RB (Arbor Knoll) Series 1985A 3.55%, 01/07/06	13,400	13,400
Metropolitan Nashville Airport Auth		
+■ Passenger Facility Charge Refunding Bonds Series 2003 3.60%, 01/04/06	5,600	5,600
Montgomery Cnty Public Building Auth		
+■ Pooled Financing RB (Tennessee Cnty Loan Pool) Series 2002 3.75%, 01/07/06	4,800	4,800
Sevier Cnty Public Building Auth		
+◗■ Public Improvement Bonds Series 1995C-1 3.53%, 01/07/06	2,775	2,775
+◗■ Public Improvement Bonds Series 1996E-4 3.53%, 01/07/06	2,155	2,155
+◗■ Public Improvement Bonds Series 1996E-5 3.53%, 01/07/06	1,225	1,225
+◗■ Public Improvement Bonds Series 1996F-1 3.53%, 01/07/06	8,150	8,150
+◗■ Public Improvement Bonds Series 1996F-2 3.53%, 01/07/06	4,350	4,350

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)	Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Public Improvement Bonds Series 1996G 3.53%, 01/07/06	4,810	4,810	**Texas 11.4%**		
			Alvin Independent SD		
+▶■ Public Improvement Bonds Series 1996II-C 3.53%, 01/07/06	755	755	+▶■■ Unlimited Schoolhouse RB Series 2005 3.42%, 01/04/06	6,190	6,190
+▶■ Public Improvement Bonds Series 1998III-C-1 3.53%, 01/07/06	7,400	7,400	**Amarillo Health Facility Corp**		
			+■ Refunding RB (Evangelical Lutheran Good Samaritan Society) Series 1997 3.56%, 01/07/06	2,000	2,000
Shelby Cnty TAN Series 2005 2.65%, 06/30/06	27,000	27,175	**Austin**		
			▶■■ Public Improvement Bonds Series 2000 3.56%, 01/07/06	6,000	6,000
Shelby Cnty Health, Education and Housing Facility Board			+▶■■ Public Improvement Refunding Bonds Series 2005 3.55%, 01/07/06	4,045	4,045
+■ M/F Housing RB (TUP I) Series 1997A 3.66%, 01/04/06	5,000	5,000	+▶■■ Water and Wastewater Refunding RB Series 2001 A&B 3.54%, 01/04/06	6,425	6,425
+■ RB (Rhodes College) Series 2000 3.53%, 01/07/06	9,465	9,465	**Bexar Cnty Health Facilities Development Corp**		
+■ RB (St Benedict at Auburndale High School) Series 2003 3.54%, 01/07/06	5,000	5,000	+■ Health Care RB (Chandler Memorial Home) Series 1995 3.54%, 01/07/06	3,445	3,445
+■ RB (The Hutchison School) Series 2005 3.53%, 01/07/06	10,000	10,000	**Brazos River Auth**		
			+■ Pollution Control Refunding RB (TXU Electric Co) Series 2001D-1 3.56%, 01/07/06	14,300	14,300
Tennessee GO TECP Series A 2.88%, 01/10/06	20,000	20,000	**Brownville Utility System**		
Tennessee Housing Development Agency			+▶■■ Revenue Improvement and Refunding Bonds Series 2005A 3.56%, 01/07/06	7,000	7,000
▶■■ Homeownership Program Bonds Series 2001-1C 3.64%, 01/07/06	6,175	6,175	**Collin Cnty HFA**		
Volunteer Student Loan Funding Corp			+■ M/F Housing RB (Huntington Apts) Series 1996 3.62%, 01/07/06	6,150	6,150
+■ RB Series 1987A-1 3.55%, 01/04/06	15,000	15,000	**Dallas**		
+■ RB Series 1987A-2 3.55%, 01/07/06	13,700	13,700	▶■■ GO Bonds Series 2005 3.56%, 01/07/06	7,180	7,180
+■ RB Series 1987A-3 3.55%, 01/04/06	59,700	59,700			
		426,409			

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗ Waterworks and Sewer System CP Series B		
3.10%, 02/07/06	5,000	5,000
Dallas Area Rapid Transit		
✚◗■❚ Sr Lien Sales Tax RB Series 2001		
3.56%, 01/07/06	16,130	16,130
Dallas Fort Worth International Airport		
✚◗■❚ Joint Improvement RB Series 2003A		
3.59%, 01/07/06	14,990	14,990
✚◗■❚ Joint Improvement and Refunding RB Series 2002A		
3.59%, 01/07/06	8,995	8,995
Joint RB Series 2003A		
✚◗■❚ 3.58%, 01/07/06	2,500	2,500
✚◗■❚ 3.60%, 01/07/06	6,370	6,370
■❚ Refunding RB (United Parcel Service) Series 2002		
3.77%, 01/07/06	10,550	10,550
Dallas Independent SD		
✚◗■❚ Unlimited Tax School Building and Refunding Bonds Series 2004A		
3.55%, 01/07/06	1,200	1,200
Denton Utility System		
✚◗■❚ RB Series 2000A		
3.55%, 01/07/06	5,230	5,230
Duncanville Independent SD		
✚◗■❚ Unlimited Tax Refunding Bonds Series 2005		
3.55%, 01/07/06	10,355	10,355
El Paso		
✚◗■❚ Water and Sewer Refunding RB Series 1998		
3.66%, 01/07/06	9,635	9,635
Grand Prairie IDA		
✚■ IDRB (NTA Leasing Co) Series 1994		
3.66%, 01/07/06	1,280	1,280
Grapevine IDA		
✚■ Airport Improvement RB (Simuflite Training International) Series 1983A		
2.70%, 04/03/06	19,000	19,000
Greater East Texas Student Loan Corp		
RB Series 1992B		
✚■ 3.56%, 01/07/06	30,200	30,200
✚■ 2.85%, 07/01/06	14,000	14,000
✚■ RB Series 1995B		
2.85%, 07/03/06	10,000	10,000
✚■ Refunding RB Series 1993A		
3.56%, 01/07/06	48,150	48,150
✚■ Refunding RB Series 1993B		
3.56%, 01/07/06	23,400	23,400
✚■ Refunding RB Series 1995A		
3.60%, 01/07/06	35,700	35,700
Greater Texas Student Loan Corp		
✚■ RB Series 1998A		
3.56%, 01/07/06	10,250	10,250
Gulf Coast IDA		
✚■ Environmental Facilities RB (Citgo Petroleum Corp) Series 2004		
3.82%, 01/07/06	24,000	24,000
✚■ IDRB (Gruma Corp) Series 1994		
3.61%, 01/04/06	6,440	6,440
Gulf Coast Waste Disposal Auth		
■ Environmental Facilities RB (Exxon Mobil) Series 2000		
3.75%, 01/07/06	16,850	16,850
■ Environmental Facilities RB (ExxonMobil) Series 2001A		
3.75%, 01/07/06	25,000	25,000
■ Environmental Facilities RB (ExxonMobil) Series 2001B		
3.75%, 01/07/06	11,000	11,000
Harris Cnty		
✚◗■ Jr Lien Special RB (Rodeo) Series 2001C		
3.45%, 01/07/06	1,800	1,800
◗■❚ Permanent Improvement Refunding Bonds Series 2004A		
3.55%, 01/07/06	21,100	21,100
✚◗■❚ Toll Road Sr Lien Refunding RB Series 2005A		
3.55%, 01/07/06	6,470	6,470

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Harris Cnty Health Facility Development Corp		
✚◗■❚ RB (SCH Health Care) Series 1997B		
3.56%, 01/07/06	14,850	14,850
Harris Cnty HFA		
✚■ M/F Housing RB (Dominion Square Apts) Series 2000		
3.66%, 01/07/06	2,825	2,825
✚■ M/F Housing RB (Village At Cornerstone Apts) Series 2004		
3.60%, 01/07/06	8,360	8,360
Hays Consolidated Independent SD		
✚◗■❚ Unlimited Tax Refunding Bonds Series 2005		
3.55%, 01/07/06	3,690	3,690
Houston		
✚◗■ Airport System Subordinate Lien Refunding RB Series 2005A		
3.54%, 01/04/06	51,800	51,800
✚◗■❚ Combined Utility System First Lien Refunding RB Series 2005		
3.63%, 01/07/06	7,300	7,300
◗■❚ Public Improvement Refunding Bonds Series 1998A		
3.56%, 01/07/06	21,655	21,655
✚◗■❚ Public Improvement Refunding Bonds Series 2005A		
3.55%, 01/07/06	14,000	14,000
✚◗■❚ Water and Sewer System Jr Lien Refunding RB Series 2002A		
3.59%, 01/07/06	6,530	6,530
Houston Combined Utility System		
✚◗■❚ First Lien Refunding RB Series 2004A		
3.55%, 01/07/06	5,350	5,350
✚◗■❚ First Lien Refunding RB Series 2005A		
3.55%, 01/07/06	15,250	15,250
Houston ISD		
✚◗■❚ Limited Tax Refunding Bonds Series 2005B		
3.55%, 01/07/06	10,485	10,485
✚◗■❚ Limited Tax Schoolhouse and Refunding Bonds Series 2003		
3.56%, 01/07/06	5,300	5,300
Houston Port Auth		
✚◗■❚ Unlimited Tax Refunding Bonds Series 2005B		
3.55%, 01/07/06	3,770	3,770
Jewett Economic Development Corp		
■ IDRB (Nucor Corp) Series 2003		
3.63%, 01/07/06	6,200	6,200
Katy Independent SD		
✚◗■❚ Unlimited Tax School Building Bonds Series 2000A		
3.56%, 01/07/06	10,145	10,145
Lavaca-Navidad River Auth		
✚■❚ Water Supply System Contract RB (Formosa Plastics Corp) Series 1990		
3.58%, 01/07/06	13,600	13,600
Leander Independent SD		
✚◗■❚ Unlimited Tax School Building and Refunding Bonds Series 2003		
3.44%, 01/07/06	10,000	10,000
Lower Colorado River Auth		
✚◗■❚ Refunding RB Series 1999A		
3.56%, 01/07/06	10,770	10,770
Mansfield IDA		
✚■ IDRB (Southern Champion Tray) Series 1999		
3.60%, 01/04/06	1,600	1,600
Mansfield Independent SD		
✚◗■❚ Unlimited Tax School Building Bonds Series 2005		
3.55%, 01/07/06	6,390	6,390

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Matagorda Cnty Navigation District No. 1		
✚◗■▮ Refunding RB (Houston Lighting and Power Co) 3.59%, 01/07/06	19,385	19,385
Midland College District		
✚◗■▮ GO Bonds Series 2005 3.55%, 01/07/06	5,555	5,555
Midlothian Independent SD		
✚◗■▮ Unlimited Tax School Building and Refunding Bonds Series 2004 3.57%, 01/07/06	8,840	8,840
North East Independent SD		
✚◗■▮ Unlimited Tax Refunding Bonds Series 2005 3.55%, 01/07/06	3,500	3,500
✚◗■▮ Unlimited Tax School Building Bonds Series 2005 3.55%, 01/07/06	5,015	5,015
North Texas Higher Education Auth		
✚■ Student Loan RB Series 1998 3.45%, 01/07/06	9,000	9,000
✚◗■ Student Loan RB Series 2005A 3.45%, 01/04/06	20,600	20,600
✚■ Student Loan RB Series 2005C 3.45%, 01/04/06	50,000	50,000
North Texas Tollway Auth		
✚◗■▮ Dallas North Tollway System RB Series 2005A 3.55%, 01/07/06	2,600	2,600
Panhandle Plains Higher Education Auth		
✚◗■ Student Loan RB Series 1991A 3.54%, 01/07/06	32,400	32,400
✚◗■ Student Loan RB Series 1992A 3.54%, 01/07/06	19,100	19,100
✚◗■ Student Loan RB Series 1993A 3.54%, 01/07/06	21,700	21,700
Pflugerville Independent SD		
✚◗■▮ Unlimited Tax Refunding Bonds Series 2005 3.55%, 01/07/06	4,000	4,000
Port Arthur Independent SD		
✚◗■▮ Unlimited Tax School Building Bonds Series 2005 3.56%, 01/07/06	23,395	23,395
San Antonio		
✚◗■▮ Airport System Revenue Improvement Bonds Series 2002 3.59%, 01/07/06	9,240	9,240
✚◗■ Water System Refunding RB Series 2005 3.55%, 01/07/06	12,335	12,335
San Antonio Empowerment Zone Development Corp		
✚■ Contract RB (Drury Southwest Hotel) Series 2005 3.60%, 01/07/06	10,450	10,450
San Antonio IDA		
✚■ IDRB (Gruma Corp) Series 1994 3.61%, 01/04/06	4,095	4,095
Spring Independent SD		
✚◗■▮ Unlimited Tax Schoolhouse Bonds Series 2005 3.55%, 01/07/06	5,985	5,985
Texas		
◗■▮ GO Bonds (Veterans' Housing Assistance Program-Fund II) Series 2002A-2 3.59%, 01/07/06	6,000	6,000
◗■ GO Bonds (Veterans' Housing Assistance Program-Fund II) Series 2005A 3.60%, 01/07/06	16,500	16,500
◗■ GO Refunding Bonds (College Student Loan) Series 2003 2.85%, 07/01/06	30,630	30,630
TRAN Series 2005		
3.00%, 08/31/06	25,000	25,241
3.01%, 08/31/06	100,000	100,959
3.25%, 08/31/06	44,600	44,950
3.30%, 08/31/06	835	841

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Texas A&M Board of Regents		
▶■▮ Permanent University Fund Bonds Series 2004B 3.55%, 01/07/06	6,500	6,500
Texas A&M University		
▶■▮ Permanent University Fund Bonds Series 1998 3.56%, 01/07/06	28,445	28,445
Texas Dept of Housing and Community Affairs		
✛■ M/F Housing RB (Atascocita Pines Apts) Series 2005 3.63%, 01/07/06	11,900	11,900
✛■ M/F Housing RB (Bristol Apts) Series 2004 3.60%, 01/07/06	8,625	8,625
✛■ M/F Housing RB (Canal Place Apts) Series 2005A 3.68%, 01/04/06	15,000	15,000
✛■ M/F Housing RB (Creek Point Apts) Series 2000 3.65%, 01/04/06	6,685	6,685
✛■ M/F Housing RB (Lafayette Village Apts) Series 2005 3.63%, 01/07/06	7,100	7,100
✛■ M/F Housing RB (Montgomery Pines Apts) Series 2004 3.60%, 01/07/06	12,300	12,300
✛■ M/F Housing RB (Pinnacle Apts) Series 2004 3.60%, 01/07/06	7,000	7,000
✛■ M/F Housing RB (Tower Ridge Apts) Series 2005 3.61%, 01/07/06	15,000	15,000
▶■▮ Residential Mortgage RB Series 1998A 3.66%, 01/07/06	14,950	14,950
▶■▮ Residential Mortgage Refunding RB Series 2003A 3.59%, 01/07/06	10,000	10,000
✛▶■▮ S/F Mortgage RB Series 2002 A&B 3.60%, 01/07/06	4,115	4,115
✛▶■▮ S/F Mortgage RB Series 2004D 3.60%, 01/07/06	23,400	23,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Texas Municipal Gas Corp		
✛▶■ Sr Lien Gas Reserve RB Series 1998 3.51%, 01/07/06	1,980	1,980
Texas Public Finance Auth		
▶ Unemployment Compensation Obligation Assessment RB Series 2003C-1 3.05%, 01/05/06	40,000	40,000
Texas Transportation Commission		
Mobility Fund Bonds Series 2005A		
▶■ 3.55%, 01/07/06	4,180	4,180
▶■ 3.55%, 01/07/06	54,700	54,700
▶■ 3.56%, 01/07/06	5,995	5,995
Trinity River Auth		
✛▶■▮ Improvement and Refunding RB Series 2005 3.55%, 01/07/06	14,265	14,265
✛■ Solid Waste Disposal RB (Community Waste Disposal) Series 1999 3.55%, 01/07/06	4,070	4,070
University of Texas		
Permanent University Fund Flexible Rate Notes Series A		
3.10%, 02/01/06	25,000	25,000
3.11%, 02/09/06	5,000	5,000
		1,506,726
Utah 1.2%		
Intermountain Power Agency		
✛▶■ Power Supply Refunding RB Series 1985E 2.78%, 03/15/06	14,100	14,100
✛▶■▮ Power Supply Refunding RB Series 1996C 3.55%, 01/07/06	15,330	15,330
✛▶■▮ Power Supply Refunding RB Series 1998A 3.09%, 01/07/06	9,995	9,995
Salt Lake City		
✛▶■▮ Hospital RB (IHC Health Services) Series 2001 3.56%, 01/07/06	26,730	26,730

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (Rowland Hall-St Mark's School) Series 2001 3.51%, 01/07/06	9,280	9,280
University of Utah		
+▶■▮ Refunding RB (Auxiliary and Campus Facilties) Series 1998A 3.56%, 01/07/06	30,060	30,060
+■ Student Loan RB Series 1993A 3.45%, 01/04/06	5,000	5,000
Utah Building Ownership Auth		
+▶■▮ Lease Refunding RB Series 1998C 3.56%, 01/07/06	9,695	9,695
Utah State Board of Regents		
+▶■ Student Loan RB Series 2005W 3.45%, 01/07/06	35,280	35,280
		155,470
Vermont 0.1%		
Vermont Economic Development Auth		
+■ IDRB (Agri-Mark) Series 1999A 3.72%, 01/07/06	17,000	17,000
+■ IDRB (Agri-Mark) Series 1999B 3.72%, 01/07/06	1,000	1,000
		18,000
Virginia 0.4%		
Arlington Cnty IDA		
+■ M/F Housing RB (Gates of Ballston Apts) Series 2005 3.58%, 01/04/06	14,500	14,500
Fairfax Cnty		
▮■▮ Public Improvement and Refunding Bonds Series 2004A 3.55%, 01/07/06	1,000	1,000
King George Cnty		
+■ Solid Waste Disposal Facility RB (Garnet) Series 1996 3.60%, 01/07/06	3,700	3,700

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Montgomery Cnty IDA		
+■ RB (Virginia Tech Foundation) Series 2001B 3.61%, 01/07/06	695	695
Newport News IDA		
+■ RB (CNU Warwick Student Apts) Series 2004 3.55%, 01/07/06	4,300	4,300
Norfolk		
+▶■▮ Parking System Refunding RB Series 2000B 3.56%, 01/07/06	9,450	9,450
Norfolk Redevelopment and Housing Auth		
+■ RB (E2F Student Housing I) Series 2005 3.55%, 01/07/06	7,000	7,000
Portsmouth Redevelopment and Housing Auth		
+■ M/F Housing RB (Churchland North Apts) Series 1999 3.60%, 01/07/06	6,395	6,395
Virginia Beach Development Auth		
+■ M/F Residential Rental Housing RB (Silver Hill at Thalia) Series 1999 3.60%, 01/07/06	4,100	4,100
Virginia Port Auth		
+▶■▮ RB (2002 Resolution) Series 2005A 3.45%, 01/04/06	2,645	2,645
		53,785
Washington 4.5%		
Central Puget Sound Regional Transit Auth		
+▶■▮ Sales Tax RB Series 2005A 3.56%, 01/07/06	7,975	7,975
Douglas Cnty Development Corp		
+■ RB (Executive Flight) Series 1998 3.60%, 01/07/06	6,100	6,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Energy Northwest		
+◗■❚ Electric Refunding RB (Project No. 1) Series 2005A 3.55%, 01/07/06	10,720	10,720
+◗■❚ Refunding Electric RB (Columbia Generating Station No. 3) Series 2001A 3.56%, 01/07/06	29,700	29,700
+◗■❚ Refunding Electric RB (Project No. 1) Series 2002A 3.55%, 01/07/06	36,655	36,655
+◗■❚ Refunding Electric RB (Project No. 3) Series 2003A 3.55%, 01/07/06	8,690	8,690
Everett IDA		
■ Exempt Facilities RB (Kimberly-Clark Corp) Series 2002 3.55%, 01/07/06	3,200	3,200
+■ RB (Partners Trust I/Synsor) Series 1996 3.55%, 01/07/06	3,100	3,100
King Cnty Rural Library District		
+◗■❚ Unlimited Tax GO Bonds Series 2005 3.55%, 01/07/06	11,605	11,605
Olympia		
+■ Solid Waste RB (LeMay Enterprises) Series 1999 3.55%, 01/07/06	5,075	5,075
Pierce Cnty		
+■ IDRB (McFarland Cascade) Series 1996 3.65%, 01/07/06	3,945	3,945
+◗■❚ Unlimited Tax GO Bonds Series 2001 3.56%, 01/07/06	43,655	43,655
Pierce Cnty Economic Development Corp		
+■ RB (Flex-A-Lite Consolidated) Series 1996 3.55%, 01/07/06	2,250	2,250
+■ RB (K&M Holdings II) Series 1997 3.62%, 01/07/06	1,300	1,300
+■ Solid Waste RB (LeMay Enterprises) Series 1999 3.55%, 01/07/06	1,645	1,645
Port of Centralia IDA		
+■ Solid Waste RB (LeMay Enterprises) Series 1999 3.55%, 01/07/06	1,035	1,035
Port of Moses Lake Public Corp		
+■ RB (National Frozen Foods Corp) Series 1997 3.50%, 01/07/06	2,000	2,000
Port of Seattle		
+◗■❚ Intermediate Lien Refunding RB Series 2005A 3.55%, 01/07/06	14,825	14,825
+◗■❚ RB Series 2001B 3.59%, 01/07/06	4,430	4,430
+◗■❚ RB Series 2003A 3.55%, 01/07/06	1,000	1,000
+◗■❚ Special Facility RB (Terminal 18) Series 1999B 3.59%, 01/04/06	49,795	49,795
+◗■❚ Subordinate Lien RB Series 1999B 3.59%, 01/07/06	2,875	2,875
+■ Subordinate Lien RB Series 2005 3.45%, 01/04/06	8,500	8,500
Port of Tacoma		
RB Series 2005		
+◗■❚ 3.58%, 01/07/06	6,290	6,290
+◗■❚ 3.60%, 01/07/06	5,760	5,760
Seattle		
+◗■❚ Drainage and Wastewater Refunding RB Series 2002 3.55%, 01/07/06	6,875	6,875
Seattle Housing Auth		
+■ RB (CHHIP and HRG) Series 1996 3.55%, 01/07/06	3,335	3,335
+■ RB (Casa Pacifica Apts) Series 1997 3.55%, 01/07/06	2,900	2,900
Snohomish Cnty Public Utility District No. 1		
+◗■❚ Electric System Refunding RB Series 2005A 3.56%, 01/07/06	7,440	7,440

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Tacoma Housing Auth		
+■ RB (Crown Assisted Living) Series 1998		
3.59%, 01/07/06	3,060	3,060
Washington		
◗■▮ GO Bonds Series 1998C		
3.56%, 01/07/06	12,150	12,150
◗■▮ GO Bonds Series 2000B		
3.56%, 01/07/06	13,380	13,380
+◗■▮ GO Bonds Series 2003A		
3.57%, 01/07/06	5,170	5,170
+◗■▮ GO Refunding Bonds Series R-2006A		
3.55%, 01/07/06	16,350	16,350
+◗■▮ Motor Vehicle Fuel Tax GO Bonds Series 2006B		
3.55%, 01/07/06	2,500	2,500
+◗■▮ Unlimited GO Bonds Series B		
3.56%, 01/07/06	30,485	30,485
+◗■▮ Various Purpose GO Bonds Series 2005D		
3.55%, 01/07/06	12,425	12,425
Washington Economic Development Finance Auth		
+■ IDRB (Tonkin Building Associates) Series 1997A		
3.65%, 01/07/06	1,000	1,000
+◗■▮ Lease RB (Washington Biomedical Research Properties II) Series 2005E		
3.58%, 01/04/06	14,620	14,620
+■ RB (Hunter Douglas) Series 1997A		
3.60%, 01/07/06	3,500	3,500
+■ RB (Skills) Series 1998N		
3.59%, 01/07/06	2,665	2,665
+■ Solid Waste Disposal RB (Cedar Grove Composting) Series 2004B		
3.55%, 01/07/06	5,600	5,600
+■ Solid Waste Disposal RB (Lemay Enterprises) Series 2005B		
3.55%, 01/07/06	5,670	5,670
+■ Solid Waste Disposal RB (Waste Management Inc) Series 2005D		
3.60%, 01/07/06	9,000	9,000
+■ Solid Waste Disposal RB (Waste Management) Series 2000C		
3.56%, 01/04/06	5,500	5,500
+■ Solid Waste Disposal RB (Waste Management) Series 2000H		
3.56%, 01/04/06	6,825	6,825
Solid Waste Disposal RB (Waste Management) Series 2000I		
+■ 3.53%, 01/04/06	10,240	10,240
+■ 3.56%, 01/04/06	7,235	7,235
Washington Health Care Facilities Auth		
+■ RB (Yakima Valley Farm Workers Clinic) Series 1997		
3.50%, 01/07/06	3,000	3,000
Washington Housing Finance Commission		
+■ M/F Housing RB (Anchor Village Apts) Series 1997		
3.60%, 01/07/06	10,750	10,750
+■ M/F Housing RB (Brittany Park Phase II) Series 1998A		
3.60%, 01/07/06	3,480	3,480
+■ M/F Housing RB (Brittany Park) Series 1996A		
3.60%, 01/07/06	8,930	8,930
+■ M/F Housing RB (Fairwinds Redmond) Series 2005A		
3.63%, 01/07/06	7,500	7,500
+■ M/F Housing RB (Highlander Apts) Series 2004A		
3.60%, 01/07/06	7,000	7,000
+■ M/F Housing RB (Lakewood Meadows Apts) Series 2000A		
3.60%, 01/07/06	3,140	3,140
+■ M/F Housing RB (Merrill Gardens at Queen Anne) Series 2004A		
3.63%, 01/07/06	11,000	11,000
+■ M/F Housing RB (Merrill Gardens) Series 1997A		
3.60%, 01/07/06	6,125	6,125

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Rainier Court Apts) Series 2003A 3.60%, 01/07/06	12,750	12,750
+■ M/F Housing RB (Rosecreek Apts) Series 1998A 3.63%, 01/07/06	3,570	3,570
+■ M/F Housing RB (Silver Creek Apts) Series 2004 3.60%, 01/07/06	4,100	4,100
+■ M/F Housing RB (Vintage at Burien) Series 2004A 3.60%, 01/07/06	6,570	6,570
+■ M/F Housing RB (Woodrose Apts) Series 1999A 3.60%, 01/07/06	6,750	6,750
+■ M/F Mortgage RB (Canyon Lakes) Series 1993 3.57%, 01/07/06	4,215	4,215
+■ M/F Mortgage RB (Lake Washington Apts) Series 1996 3.55%, 01/07/06	8,050	8,050
+■ M/F Mortgage RB (Meridian Court Apts) Series 1996 3.65%, 01/07/06	6,700	6,700
+■ M/F RB (Cedar Ridge Retirement) Series 2005A 3.63%, 01/07/06	5,030	5,030
+■ Non-Profit RB (Wesley Homes) Series 2005A 3.38%, 01/03/06	3,000	3,000
+■ Non-Profit Refunding RB (Horizon House) Series 2005 3.54%, 01/07/06	11,725	11,725
Yakama Indian Nation		
+■ RB (Yakama Forest Products) Series 1997 3.55%, 01/07/06	2,100	2,100
Yakima Cnty Public Corp		
+■ IDRB (Cowiche Growers) Series 1998 3.60%, 01/07/06	2,500	2,500
+■ RB (Michelsen Packaging) Series 1996 3.55%, 01/07/06	600	600
		598,635

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
West Virginia 0.5%		
Braxton Cnty		
+►■ Solid Waste Disposal Refunding RB (Weyerhouser Co) Series 1998 3.62%, 01/07/06	16,275	16,275
Marion Cnty		
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990B 3.47%, 01/07/06	18,525	18,525
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990C 3.47%, 01/07/06	15,900	15,900
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990D 3.47%, 01/07/06	3,000	3,000
West Virginia Housing Development Fund		
►■▮ Housing Finance Bonds Series 2001D 3.55%, 01/07/06	15,615	15,615
		69,315
Wisconsin 2.1%		
Colburn IDA		
+■ IDRB (Heartland Farms) Series 1994 3.75%, 01/07/06	5,800	5,800
Kenosha		
+■ IDRB (Asyst Technologies) Series 1997 3.56%, 01/07/06	5,000	5,000
Kimberly Area SD		
+►■▮ GO Refunding Bonds 3.56%, 01/07/06	6,075	6,075
Milwaukee Cnty		
+►■▮ Airport RB Series 2000A 3.59%, 01/07/06	18,470	18,470

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Southeast Wisconsin Professional Baseball Park District		
+▶■◗ Sales Tax Refunding Bonds Series 1998 3.54%, 01/07/06	5,000	5,000
Wisconsin		
+▶■◗ GO Bonds Series 2005-1 3.55%, 01/07/06	8,150	8,150
▶■◗ GO Bonds Series 2005D 3.55%, 01/07/06	20,000	20,000
+▶■◗ GO Refunding Bonds Series 2005-1 3.55%, 01/07/06	4,580	4,580
+▶■◗ Transportation RB Series 2005A 3.54%, 01/07/06	9,670	9,670
Wisconsin Housing and Economic Development Auth-1987 Homeownership Resolution		
+■ Business Development RB (Ultratec) Series 1995-7 3.75%, 01/07/06	2,050	2,050
▶■ Homeownership RB Series 2002C 3.55%, 01/07/06	3,040	3,040
▶■ Homeownership RB Series 2002D 3.59%, 01/07/06	435	435
▶■ Homeownership RB Series 2003B 3.59%, 01/04/06	13,800	13,800
▶■ Homeownership RB Series 2005A 3.54%, 01/04/06	20,725	20,725
+▶■◗ Housing RB Series 2002B 3.55%, 01/07/06	15,655	15,655
+▶■◗ S/F Draw Down RB Series 2003-1 3.60%, 01/07/06	15,720	15,720

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Wisconsin Housing and Economic Development Auth-1988 Homeownership Resolution		
▶■ Homeownership RB Series 2004D 3.54%, 01/07/06	73,750	73,750
Homeownership RB Series 2005C		
▶■ 3.59%, 01/04/06	38,500	38,500
▶■◗ 3.60%, 01/07/06	4,875	4,875
▶■◗ Homeownershp RB Series 2003A 3.60%, 01/07/06	3,435	3,435
▶■◗ RB Series 2004D 3.60%, 01/07/06	3,040	3,040
Wisconsin Rapids		
+■ IDRB (Thiele Kaolin) Series 1998 3.60%, 01/07/06	4,500	4,500
		282,270
Wyoming 0.6%		
Lincoln Cnty		
■ Pollution Control RB (Exxon) Series 1987A 3.77%, 01/07/06	22,200	22,200
■ Pollution Control RB (Exxon) Series 1987B 3.77%, 01/07/06	10,600	10,600
Sublette Cnty		
■ Pollution Control RB (Exxon) Series 1987A 3.75%, 01/07/06	7,500	7,500
Wyoming		
Education Fund TRAN Series 2005A 2.63%, 06/28/06	45,000	45,293
		85,593

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$13,163,744
Cash	410
Receivables:	
Fund shares sold	58,055
Investments sold	3,127
Interest	83,405
Prepaid expenses	+ 458
Total assets	**13,309,199**

Liabilities

Payables:	
Fund shares redeemed	36,970
Dividends to shareholders	3,693
Investments bought	44,500
Investment adviser and administrator fees	218
Transfer agent and shareholder service fees	323
Trustees' fees	17
Accrued expenses	+ 355
Total liabilities	**86,076**

Net Assets

Total assets	13,309,199
Total liabilities	− 86,076
Net assets	**$13,223,123**

Net Assets by Source

Capital received from investors	13,227,144
Net realized capital losses	(4,021)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$7,466,874		7,471,008		$1.00
Value Advantage Shares	$3,007,098		3,007,686		$1.00
Select Shares	$965,861		966,002		$1.00
Institutional Shares	$1,783,290		1,783,575		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $13,163,744. Includes restricted but deemed liquid securities comprised of 144A securities worth $3,681,408 or 28.3% of the fund's total net assets. During the reporting period, the fund had $5,395,285 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio	$13,163,744

Unused capital losses:

Expires 12/31 of:	Loss amount:
2007	$775
2008	874
2011	241
2012	1,479
2013	+ 652
	$4,021

Reclassifications:

Net realized capital losses	$837

Reclassified as:	
Net investment income not yet distributed	($315)
Capital received from investors	($522)

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Investment Income

Interest	**$315,205**

Net Realized Gains and Losses

Net realized losses on investments sold	(755)

Expenses

Investment adviser and administrator fees		44,856
Transfer agent and shareholder service fees:		
Sweep Shares		32,821
Value Advantage Shares		6,977
Select Shares		1,927
Institutional Shares		3,620
Trustees' fees		71
Custodian and portfolio accounting fees		1,065
Professional fees		72
Registration fees		1,181
Shareholder reports		345
Other expenses	+	131
Total expenses		93,066
Expense reduction	−	24,125
Net expenses		**68,941**

Increase in Net Assets from Operations

Total investment income		315,205
Net expenses	−	68,941
Net investment income		**246,264**
Net realized losses	+	(755)
Increase in net assets from operations		**$245,509**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.25
Value Advantage Shares	0.05
Select Shares	0.05
Institutional Shares	0.05

Shareholder Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.20
Value Advantage Shares	0.17
Select Shares	0.17
Institutional Shares	0.17

These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $17,852 from the investment adviser (CSIM) and $6,273 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 29, 2006, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.65
Value Advantage Shares	0.45
Select Shares	0.35
Institutional Shares	0.24

Prior to April 30, 2005, the limit was 0.66% for sweep shares.

This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$246,264	$95,108
Net realized losses +	(755)	(1,704)
Increase in net assets from operations	**245,509**	**93,404**

100% of the funds dividends for the current and prior periods are tax-exempt interest dividends.

Distributions Paid

Dividends from Net Investment Income

Sweep Shares	129,009	45,088
Value Advantage Shares	62,499	29,727
Select Shares	18,472	5,971
Institutional Shares +	36,165	14,086
Total dividends from net investment income	**246,145**	**94,872**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars. The fund started offering Select Shares and Institutional Shares on June 2, 2003.

Shares Sold

Sweep Shares	34,222,246	32,230,523
Value Advantage Shares	3,763,501	3,977,079
Select Shares	2,018,411	1,518,310
Institutional Shares +	3,704,608	4,180,409
Total shares sold	**43,708,766**	**41,906,321**

Shares Reinvested

Sweep Shares	126,513	44,201
Value Advantage Shares	55,374	26,335
Select Shares	15,562	5,139
Institutional Shares +	31,212	11,892
Total shares reinvested	**228,661**	**87,567**

Shares Redeemed

Sweep Shares	(34,444,625)	(32,204,616)
Value Advantage Shares	(4,056,494)	(4,658,834)
Select Shares	(1,795,103)	(1,270,436)
Institutional Shares +	(3,411,103)	(3,451,756)
Total shares redeemed	**(43,707,325)**	**(41,585,642)**
Net transactions in fund shares	**230,102**	**408,246**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	12,993,657	12,586,879
Total increase or decrease +	229,466	406,778
End of period	**$13,223,123**	**$12,993,657**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $– and $196 at the end of the current and prior period, respectively.

Financial Notes

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers four share classes: Sweep Shares, Value Advantage Shares, Select Shares and Institutional Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value

at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund pays fees to affiliates of the Investment Adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds when practical. When

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
 Schwab Money Market Fund
 Schwab Government Money Fund
 Schwab U.S. Treasury Money Fund
 Schwab Value Advantage Money Fund
 Schwab Municipal Money Fund
 Schwab California Municipal Money Fund
 Schwab New York Municipal Money Fund
 Schwab New Jersey Municipal Money Fund
 Schwab Pennsylvania Municipal Money Fund
 Schwab Florida Municipal Money Fund
 Schwab Massachusetts Municipal Money Fund
 Schwab Retirement Advantage Money Fund
 Schwab Investor Money Fund
 Schwab Advisor Cash Reserves
 Schwab Cash Reserves

one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of their net investment income and net realized capital gains (if any) to its respective shareholders each year.

As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity using the effective interest rate method. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Municipal Money Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Municipal Money Fund (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California

February 14, 2006

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Municipal Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance.

The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

Interim Approval, May 2005. At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. In connection with the interim approval of the Agreement, the Board requested that CSIM prepare responses to certain questions outlined below in advance of the next regularly scheduled Board meeting. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. The Board noted that certain funds, including the Municipal Money Fund—Sweep Shares, had lower performance relative to their respective peer

groups than other funds, and inquired as to the underlying reasons for this relative performance. The Board also requested that CSIM evaluate the reasons for such funds' relative performance, consider appropriate measures to address the performance and report the results of their findings at the next Board meeting. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information

described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Subsequent Continuation, August 2005. At the August 31, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the continuation of the Agreement through June 30, 2006. This approval extended the interim approval of the Agreement by the Board, which had taken place on May 24, 2005 and is discussed above. In connection with the approval of the Agreement, the Board considered additional information provided by CSIM in response to the Board's requests at the May 24, 2005 meeting, as well as reconsidered the information provided and factors considered at prior meetings including, with respect to the Schwab Municipal Money Fund, commitments by CSIM to reduce the guaranteed overall expense ratio for the Sweep Share Classes of the Schwab Municipal Money Fund by three basis points between May 1, 2006 and May 1, 2008. The Board concluded that the information provided at the meeting supported continuation of the Agreement. In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees		
Name and Year of Birth	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate). *Until 2001:* Special Advisor to the President, Stanford University. *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University. Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2]

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3] Non-Executive Chairman, Solectron Corporation (manufacturing).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Trustee, Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01,* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

67

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES Adjustable convertible extendable security
BAN Bond anticipation note
COP Certificate of participation
GAN Grant anticipation note
GO General obligation
HDA Housing Development Authority
HFA Housing Finance Agency
IDA Industrial Development Authority
IDB Industrial Development Board
IDRB Industrial Development Revenue Bond
M/F Multi-family
RAN Revenue anticipation note
RB Revenue bond
S/F Single-family
TAN Tax anticipation note
TECP Tax-exempt commercial paper
TRAN Tax and revenue anticipation note
VRD Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

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[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
  Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

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[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Municipal Money Funds

Annual Report
December 31, 2005

Schwab New York
Municipal Money Fund™

Schwab New Jersey
Municipal Money Fund™

Schwab Pennsylvania
Municipal Money Fund™

Schwab Florida
Municipal Money Fund™

Schwab Massachusetts
Municipal Money Fund™

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., which currently ranks as one of the largest investment managers in the country. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

We strive every day to warrant the trust you have placed in us; that will never change. Thank you for investing with us.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion for the year ended December 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for your Schwab money fund for the year ended December 31, 2005. Although the period was marked by volatility, our money funds provided competitive yields as well as safety and stability.

I would like to take this opportunity to remind you that Schwab Funds offers a range of position-traded money funds that are available with a variety of minimums and investment strategies to meet your needs. These funds and share classes are available beginning with a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include both taxable and, for clients who are tax sensitive, tax-free investment strategies. To make these products even more convenient, we've recently reduced the subsequent investment minimum requirement from $5,000 to $500 on several of our Value Advantage Investments.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. During the report period covered by this book, Schwab Funds launched seven new funds across varying investment styles and strategies.

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Kevin Shaughnessy, CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the funds. Prior to joining the firm in 2000, he worked for more than 10 years in fixed income portfolio management.

The Investment Environment and the Fund

Despite having witnessed a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates eight consecutive times in the one-year report period and bringing the benchmark rate up to 4.25%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

Regardless of the concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.5%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past two quarters was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructures in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September, although softening oil demand and quick action by the federal government to release Strategic Petroleum Reserves led to a subsequent decline off that peak. During the fourth quarter, oil had dropped to as low as $58 a barrel, but then rebounded back to $64 as of the end of the period. While the full economic effect of the hurricanes remains unknown, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in those areas.

Another significant event that happened during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he had not yet been confirmed into office as of the end of the report period, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

As noted above, the Fed continued in its tightening mode, raising short-term rates 0.25% at each of its eight meetings this year. At the end of the one-year report period, the benchmark rate was up to 4.25%. The higher rates translated into higher money fund yields making them more attractive as an investment vehicle. The yields on municipal variable-rate demand notes rose significantly during the year as the Bond Market Association's BMA seven-day municipal index rose by 1.50%. This change caused the yields on the Schwab Municipal Money Funds to increase for the period.

During the year, the fund's weighted average maturity (WAM) was positioned anywhere from neutral to 15 days longer than the peer group averages. When the opportunity arose, we added commercial paper with maturities of 30-90 days as well as variable-rate demand notes. We feel that both of these asset classes offered the best relative value during the report period.

The combination of rising interest rates, and improved financial circumstances for state and local governments combined to cause a decline in fixed-rate note issuance for 2005. The drop off in note supply was partially offset by an increase in structured variable-rate notes.

New York State is enjoying higher than expected revenues for fiscal 2006 and Governor Pataki projects ending the year (3/31/06) with a $2 billion surplus due to stronger than expected personal income and corporate franchise tax revenues. Revenues are expected to grow 11% for the second year, although the growth is centered in the New York City metropolitan area. Spending in the fiscal 2006 general fund budget is now expected to total $47.23 billion. The state projects ending fiscal 2006 with $3.2 billion in reserves, or about 6% of general fund spending, with $2 billion to be held in a stabilization reserve to offset projected gaps in the fiscal 2008 and 2009 budgets. The Governor's proposed fiscal 2007 budget includes $3.2 billion in tax cuts over the next three years and increases education spending by $634 million but does not address $5.6 billion in state Supreme Court-ordered increases in education funding for New York City.

New York City's economy has continued to improve and the city revised its fiscal 2006 revenue estimates up by $2 billion in November 2005 with most of the additional revenues earmarked to prepay expenses occurring in fiscal 2007. The city's financial position is expected to be further enhanced with additional city income tax receipts as Wall Street firms have indicated they are paying $21.5 billion in bonuses for calendar 2005. However, many local governments in northern and western New York continue to operate under tremendous financial pressure as their manufacturing-dominated economies have not been bolstered with new employment in other sectors.

The state began its economic recovery in late 2003. Employment fell 0.6% in 2003, slowly rebounded with 0.3% growth in 2004 and increased 0.9% in 2005. However, personal income growth was 2.3% in 2003, a strong 5.3% in 2004 and is projected to slow down slightly to 4.8% in 2005. Due to the diversity of the state economy as well as its revenue raising ability, New York remains a strong investment-grade credit. The state's general obligation credit rating was upgraded to Aa3 from A1 by Moody's Investors Service in December 2005. The ratings are AA and AA- from Standard & Poor's and Fitch, respectively.

New Jersey's $27.9 billion fiscal 2006 budget (ending 6/30/06) includes spending at levels slightly below that of the fiscal 2005 budget of $28 billion which had included a 14% increase in spending. The fiscal 2006 no-growth budget relies primarily on on-going revenues unlike the previous three budgets which included substantial one-time revenues. Further, the fiscal 2006 budget does not include any deficit bond financing as the state's Supreme Court ruled it was an unconstitutional means of balancing the budget after the state had issued $5.5 billion in deficit bonds during the previous three fiscal years. Through December 2005, state revenue collections were on target with projections but personal income tax receipts from Wall Street bonuses are expected to exceed budgeted projections. Former U.S. Senator Jon Corzine was elected Governor in November 2005 and takes office on January 17, 2006. He will replace Acting Governor Richard Codey, who will remain as president of the state senate.

The state's economy remains strong. Job growth rose 0.9% between November 2004 and November 2005. The unemployment rate as of November 2005 was 4.6% and remains below the national average. The unemployment rate trended upward in the second half of 2005 as the labor force participation rate increased.

New Jersey remains a solid investment grade credit due to its diverse economy, high wealth levels and revenue-raising ability. New Jersey's general obligation debt is rated Aa3 by Moody's Investors Service and AA- by Fitch; and was upgraded by Standard & Poor's to AA in July 2005.

Pennsylvania's fiscal 2006 enacted budget totals $25.2 billion, up 5% from spending in the fiscal 2005 budget. At the end of fiscal 2005, (6/30/05), the state reported $927 million in available reserves, or 3.7% of the year's expenditures. The growth in the state's fiscal 2006 spending is driven primarily by an 8% increase in medical assistance with much of the increase being used to replace one-time federal funds that were distributed in fiscal 2004 and 2005 to aid states during the national recession. Total revenues are expected to grow more slowly at 2%, led by 5% growth in personal income tax receipts and 3% growth in sales tax receipts. However, as the Commonwealth has historically budgeted very conservatively, year-end results are likely to be more positive. In addition, the state has approximately $325 million in its budget stabilization fund to which it is required to make deposits equal to 25% of the year's surplus revenues.

Job growth is strong. Nonfarm employment as of November 2005 was up 1.2% year-over-year, driven by growth in the service sector. The unemployment rate was 5.1%, comparable to the national average, although personal income growth slightly trails the national average.

The Commonwealth's credit quality is derived from its conservative financial management, increasing economic diversification and moderate debt levels. Pennsylvania is rated Aa2 by Moody's Investors Service, AA by Standard and Poor's, and AA by Fitch.

Florida's economic growth remained very strong in 2005, continuing the strong expansion achieved in 2004 despite significant hurricane events in both years. The state expects to report a $1.1 billion operating surplus in the fiscal year that ended June 30, 2005 and over $4.5 billion of year-end reserves. The state's sales and use, corporation, and documentary stamp tax collections were up nearly 15% on a combined basis in fiscal 2005. Though Florida endured four serious hurricanes in 2004, and Hurricanes Katrina and Wilma in 2005, much of the direct state costs associated with these events are expected to be reimbursed through the Federal Emergency Management Agency. In addition, reconstruction activity related to the hurricanes is captured in the state's sales tax collections.

The original budget for fiscal 2006 projected moderate economic growth and provided for $225 million in tax reductions. In November 2005, revenue projections were updated to reflect an additional $1.7 billion in receipts, led by sales, corporate income and stamp taxes. The latest projection indicates that year-end balances will likely remain in excess of $4.6 billion.

Florida's total nonfarm jobs were up a strong 3.3% on average each month through November 2005, following on 3.3% annual job growth in 2004. The average unemployment rate for the period was 4.0%, down from 4.8% in 2004. With its resilient economic performance and strong reserve levels, the state's credit ratings were Aa1 from Moody's, AAA from Standard & Poor's, and AA+ from Fitch.

Over the past two fiscal years, the Commonwealth of Massachusetts' financial performance has significantly improved mainly due to strong personal income tax revenues and disciplined spending. The Commonwealth's fiscal 2006 general fund budget totals $25.5 billion and includes a projected 4.8% increase in tax revenues, primarily from higher personal income tax collections. On a budgetary basis, the Commonwealth projects ending fiscal 2006 with a $2.5 billion fund balance, or 9.8% of expenditures, up from $2.4 billion at 6/30/05.

Massachusetts' economy continues in its fourth year of recovery and the rise in personal income tax revenues suggests job growth is solid, with the unemployment rate falling from 5.4% in January 2005 to 4.4% in November 2005. Due to the diversity of the state's economy, its high personal-wealth levels and its associated revenue raising ability, Massachusetts remains a strong investment-grade credit. As of the report date, the state's credit ratings were Aa2 from Moody's, AA from Standard & Poor's and AA from Fitch.

Performance and Fund Facts as of 12/31/05

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Municipal Money Funds					
	New York		New Jersey	Pennsylvania	Florida	Massachusetts
	Sweep Shares	Value Advantage Shares™				
Ticker Symbol	SWNXX	SWYXX	SWJXX	SWEXX	SWFXX	SWDXX
Seven-Day Yield[1]	2.75%	2.95%	2.70%	2.71%	2.68%	2.67%
Seven-Day Yield–No Waiver[2]	2.56%	2.80%	2.48%	2.45%	2.49%	2.41%
Seven-Day Effective Yield[1]	2.76%	2.97%	2.72%	2.72%	2.70%	2.68%
Seven-Day Taxable-Equivalent Effective Yield[1,3]	4.83%	5.20%	4.60%	4.32%	4.15%	4.35%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Municipal Money Funds				
	New York	New Jersey	Pennsylvania	Florida	Massachusetts
Weighted Average Maturity	30 days	38 days	38 days	23 days	36 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1
Credit-Enhanced Securities % of portfolio	72%	79%	73%	91%	52%
Minimum Initial Investment[4]					
Sweep Investments™	*	*	*	*	*
Value Advantage Shares ($15,000 for IRA and custodial accounts)[5]	$25,000	n/a	n/a	n/a	n/a

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.
Portfolio holdings may have changed since the report date.
[1] Fund expenses have been partially absorbed by CSIM and Schwab.
[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.
[3] Taxable-equivalent effective yields assume the following 2005 maximum tax rates: New York 42.90% (federal regular income, New York state and New York city taxes); New Jersey 40.83%, Pennsylvania 37.00%, and Massachusetts 38.45% (federal regular and state personal income taxes); Florida 35.00% (federal regular income tax). Investment income may be subject to the Alternative Minimum Tax.
[4] Please see prospectus for further detail and eligibility requirements.
[5] Municipal money funds are generally not appropriate investments for IRAs and other tax-deferred accounts. Please consult your tax advisor about your situation.
* Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2005 and held through December 31, 2005

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/05	Ending Account Value (Net of Expenses) at 12/31/05	Expenses Paid During Period[2] 7/1/05– 12/31/05
Schwab New York Municipal Money Fund™				
Sweep Shares				
Actual Return	0.65%	$1,000	$1,010.30	$3.29
Hypothetical 5% Return	0.65%	$1,000	$1,021.93	$3.31
Value Advantage Shares™				
Actual Return	0.45%	$1,000	$1,011.30	$2.28
Hypothetical 5% Return	0.45%	$1,000	$1,022.94	$2.29
Schwab New Jersey Municipal Money Fund™				
Actual Return	0.65%	$1,000	$1,010.30	$3.29
Hypothetical 5% Return	0.65%	$1,000	$1,021.93	$3.31
Schwab Pennsylvania Municipal Money Fund™				
Actual Return	0.65%	$1,000	$1,010.30	$3.29
Hypothetical 5% Return	0.65%	$1,000	$1,021.93	$3.31
Schwab Florida Municipal Money Fund™				
Actual Return	0.65%	$1,000	$1,010.30	$3.29
Hypothetical 5% Return	0.65%	$1,000	$1,021.93	$3.31
Schwab Massachusetts Municipal Money Fund™				
Actual Return	0.65%	$1,000	$1,010.10	$3.29
Hypothetical 5% Return	0.65%	$1,000	$1,021.93	$3.31

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Schwab New York Municipal Money Fund™

Financial Statements

Financial Highlights

Sweep Shares	1/1/05–12/31/05	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.02	0.01	0.00 [1]	0.01	0.02
Less distributions:					
Dividends from net investment income	(0.02)	(0.01)	(0.00) [1]	(0.01)	(0.02)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.78	0.56	0.41	0.80	2.06
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.66	0.69	0.69	0.69	0.69
Gross operating expenses	0.84	0.84	0.84	0.85	0.86
Net investment income	1.75	0.55	0.41	0.80	2.04
Net assets, end of period ($ x 1,000,000)	1,031	1,073	1,038	944	889

Value Advantage Shares	1/1/05–12/31/05	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.02	0.01	0.01	0.01	0.02
Less distributions:					
Dividends from net investment income	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	2.00	0.80	0.66	1.04	2.30
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.45	0.45	0.45	0.45	0.45
Gross operating expenses	0.61	0.61	0.61	0.62	0.64
Net investment income	2.00	0.79	0.65	1.04	2.23
Net assets, end of period ($ x 1,000,000)	834	654	690	676	604

[1] Per share amount was less than $0.01.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

◗ 144A Security; restricted but deemed liquid

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
100.2%	Municipal Securities	1,867,913	1,867,913
100.2%	Total Investments	1,867,913	1,867,913
(0.2)%	Other Assets and Liabilities		(3,101)
100.0%	Net Assets		1,864,812

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 100.2% of net assets		
New York 98.7%		
Albany IDA		
✚■ IDRB (Newkirk Products) Series 1995A 3.61%, 01/07/06	900	900
✚■ Refunding IDRB (United Cerebral Palsy Association-Capital District) Series 1997B 3.56%, 01/07/06	9,480	9,480
Binghamton		
Various Purpose BAN Series 2005 2.92%, 09/22/06	15,000	15,114
Broome Cnty IDA		
✚■ Civic Facility RB (Elizabeth Church Manor Nursing Home) Series 2003 3.51%, 01/04/06	6,050	6,050
✚■ Civic Facility RB (Methodist Homes For the Aging) Series 2003 3.51%, 01/07/06	5,415	5,415
Chautauqua Cnty		
✚■ Civic Facility RB (Jamestown Center City Development Corp) Series 2000A 3.55%, 01/07/06	11,410	11,410
✚■ IDRB (Grafco Industries) Series 2002 3.59%, 01/07/06	5,395	5,395
Connetquot Central SD		
TAN Series 2005-2006 2.83%, 06/30/06	15,000	15,084
Hauppauge Union Free SD		
TAN Series 2005-2006 2.72%, 06/29/06	7,500	7,546
Herkimer Cnty		
✚■ Civic Facility RB (Templeton Foundation) Series 2000 3.59%, 01/07/06	1,750	1,750
Herricks Union Free SD		
TAN Series 2005-2006 2.80%, 06/29/06	3,400	3,420

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Jay Street Development Corp		
+■ Courts Facility Lease RB Fiscal 2004 Series A-4 3.65%, 01/07/06	3,065	3,065
+■ Courts Facility Lease RB Fiscal 2005 Series A 3.65%, 01/03/06	1,000	1,000
Long Island Power Auth		
+▶■■ Electric System General RB Series 1998A 3.54%, 01/07/06	21,000	21,000
+▶■■ Electric System General RB Series 2001A 3.54%, 01/07/06	4,365	4,365
+▶■■ Electric System RB Series 1998A 3.55%, 01/07/06	1,900	1,900
+■ Electric System Subordinated RB Series 2001-2B 3.65%, 01/07/06	3,200	3,200
Madison Cnty IDA		
+▶■■ Civic Facility RB (Colgate University) Series 2005A 3.55%, 01/05/06	14,880	14,880
Metropolitan Transportation Auth		
▶■■ Dedicated Tax Fund Bonds Series 1998A 3.54%, 01/07/06	9,440	9,440
▶■■ Dedicated Tax Fund Bonds Series 1999A 3.53%, 01/05/06	10,800	10,800
+▶■■ Dedicated Tax Fund Bonds Series 2002A 3.54%, 01/07/06	10,980	10,980
+▶■■ RB Series 2003B 3.54%, 01/07/06	3,500	3,500
RB Series 2005B		
+▶■■ 3.54%, 01/07/06	11,470	11,470
+▶■■ 3.55%, 01/07/06	8,310	8,310
+▶■■ Refunding RB Series 2002A 3.55%, 01/07/06	22,000	22,000
Middle Country Central SD		
BAN Series 2005 3.00%, 08/23/06	8,000	8,062
Nassau Cnty		
TAN Series 2005A 3.24%, 10/31/06	25,000	25,254

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New York City		
+■ GO Bonds Fiscal 1994 Series A-5 3.72%, 01/07/06	685	685
+■ GO Bonds Fiscal 1994 Series H-4 3.65%, 01/07/06	5,800	5,800
+▶■ GO Bonds Fiscal 1995 Series B-4 3.72%, 01/07/06	5,300	5,300
+▶■■ GO Bonds Fiscal 2000 Series A 3.54%, 01/07/06	3,395	3,395
+▶■■ GO Bonds Fiscal 2001 Series A 3.55%, 01/07/06	7,385	7,385
+▶■■ GO Bonds Fiscal 2001 Series B 3.55%, 01/07/06	3,460	3,460
+▶■■ GO Bonds Fiscal 2002 Series A 3.55%, 01/07/06	9,750	9,750
+▶■ GO Bonds Fiscal 2002 Series A-6 3.67%, 01/07/06	6,045	6,045
GO Bonds Fiscal 2002 Series G		
+▶■■ 3.54%, 01/07/06	16,400	16,400
5.00%, 08/01/06	9,165	9,254
+■ GO Bonds Fiscal 2003 Series C-4 3.34%, 01/07/06	19,000	19,000
+▶■■ GO Bonds Fiscal 2004 Series F 3.58%, 01/07/06	50,000	50,000
+■ GO Bonds Fiscal 2004 Series H-1 3.67%, 01/07/06	40,750	40,750
+■ GO Bonds Fiscal 2004 Series H-7 3.65%, 01/07/06	4,200	4,200
+▶■■ GO Bonds Fiscal 2004 Series J 3.54%, 01/07/06	9,160	9,160
+▶■■ GO Bonds Fiscal 2005 Series E 3.55%, 01/07/06	21,095	21,095
+▶■■ GO Bonds Fiscal 2005 Series H 3.54%, 01/07/06	18,115	18,115
+▶■■ GO Bonds Fiscal 2005 Series N 3.54%, 01/07/06	10,820	10,820
+▶■■ GO Bonds Fiscal 2005 Series O 3.54%, 01/07/06	7,150	7,150
+▶■■ GO Bonds Fiscal 2005 Series P 3.55%, 01/07/06	7,000	7,000
+■ GO Bonds Fiscal 2006 Series E-2 3.70%, 01/07/06	16,300	16,300
+■ GO Bonds Fiscal 2006 Series E-4 3.51%, 01/07/06	6,000	6,000
New York City Health and Hospitals Corp		
+▶■■ Health System Bonds Series 1999A 3.54%, 01/07/06	9,620	9,620

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New York City Housing Development Corp		
✚■ M/F Mortgage RB (First Avenue) Series 2002A		
3.60%, 01/04/06	16,445	16,445
✚■ M/F Rental Housing RB (100 Jane St) Series 1998A		
3.60%, 01/07/06	6,525	6,525
✚■ M/F Rental Housing RB (Atlantic Court Apts) Series 2005A		
3.60%, 01/04/06	10,600	10,600
✚■ M/F Rental Housing RB (One Columbus Place) Series 1998A		
3.60%, 01/07/06	40,500	40,500
✚■ M/F Rental Housing RB (Sierra) Series 2003A		
3.60%, 01/07/06	18,585	18,585
✚■ M/F Rental Housing RB (The Nicole) Series 2005A		
3.60%, 01/04/06	10,200	10,200
✚■ M/F Rental Housing RB (Tribeca Tower) Series 1997A		
3.41%, 01/07/06	2,300	2,300
✚■ M/F Rental Housing RB (West End Towers) Series 2004A		
3.60%, 01/04/06	20,000	20,000
New York City IDA		
✚■ Refunding IDRB (Allway Tools) Series 1997		
3.58%, 01/07/06	1,395	1,395
✚◗■▮ Special Facilities RB (American Airlines-JFK International Airport) Series 2002 A&B		
3.61%, 01/07/06	20,000	20,000
✚◗■▮ Special Facility RB (Terminal One Group Association) Series 2005		
3.61%, 01/07/06	4,820	4,820
New York City Municipal Water Finance Auth		
◗■▮ Crossover Refunding Bonds Series 2002F		
3.54%, 01/07/06	7,495	7,495
✚◗■ Water and Sewer System RB Series 1993C		
3.72%, 01/07/06	3,900	3,900
✚◗■ Water and Sewer System RB Series 1994G		
3.65%, 01/07/06	10,900	10,900
✚◗■ Water and Sewer System RB Series 1995A		
3.67%, 01/07/06	10,700	10,700
✚◗■▮ Water and Sewer System RB Series 1998B		
3.54%, 01/07/06	4,735	4,735
◗■▮ Water and Sewer System RB Series 2001D		
3.56%, 01/07/06	4,995	4,995
◗■▮ Water and Sewer System RB Series 2002 & 2003A		
3.54%, 01/07/06	8,500	8,500
✚◗■▮ Water and Sewer System RB Series 2002G		
3.54%, 01/07/06	10,000	10,000
✚◗■▮ Water and Sewer System RB Series 2005C		
3.54%, 01/07/06	2,750	2,750
Water and Sewer System RB Series 2005D		
✚◗■▮ 3.55%, 01/07/06	9,935	9,935
◗■▮ 3.55%, 01/07/06	5,965	5,965
◗■ Water and Sewer System Second General Resolution RB Fiscal 2006 Series AA-3		
3.52%, 01/07/06	4,000	4,000
New York City Transitional Finance Auth		
◗■▮ Future Tax Secured Bonds Fiscal 1999 Series A		
3.54%, 01/07/06	4,970	4,970
✚◗■▮ Future Tax Secured Bonds Fiscal 2000 Series A		
3.55%, 01/07/06	15,720	15,720
◗■▮ Future Tax Secured Bonds Fiscal 2000 Series C		
3.54%, 01/07/06	14,545	14,545
◗■ Future Tax Secured Bonds Fiscal 2001 Series B		
3.67%, 01/07/06	2,600	2,600

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶■ Future Tax Secured Refunding Bonds Fiscal 2005 Series A		
3.55%, 01/07/06	26,230	26,230
▶■ Future Tax Secured Refunding Bonds Fiscal 2005 Series A-1		
3.55%, 01/07/06	8,620	8,620
Future Tax Secured Refunding Bonds Fiscal 2006 Series A-1		
3.43%, 11/01/06	19,665	19,908
▶■ Recovery Bonds Fiscal 2003 Series 2A		
3.67%, 01/07/06	11,100	11,100
▶■ Recovery Bonds Fiscal 2003 Series 2D		
3.54%, 01/07/06	13,000	13,000
▶■ Recovery Bonds Fiscal 2003 Series 3B		
3.75%, 01/07/06	2,700	2,700
New York State		
+ Environmental Quality 1986 GO Bonds Series 1998A		
3.07%, 02/14/06	11,500	11,500
+■ GO Bonds Series 2000A		
2.83%, 02/06/06	14,000	14,000
New York State Dormitory Auth		
+▶■ Consolidated Fifth General Resolution RB (City University System) Series 2003A		
3.54%, 01/07/06	7,295	7,295
+▶■ Facilities Improvement RB (Mental Health Services) Series 2005D-1		
3.54%, 01/07/06	7,100	7,100
+▶■ Insured RB (Mt Sinai School of Medicine) Series 1994A		
3.55%, 01/07/06	2,900	2,900
+▶■ Lease RB (Suny Dorm Facilities) Series 2005A		
3.55%, 01/07/06	5,675	5,675
RB (State University Educational Facilities) Series 2000B		
+▶■ 3.53%, 01/07/06	27,030	27,030
+▶■ 3.55%, 01/07/06	12,375	12,375
+▶■ RB (Upstate Community Colleges) Series 2005A		
3.55%, 01/07/06	3,875	3,875
▶■ State Personal Income Tax RB Series 2005F		
3.55%, 01/07/06	12,000	12,000
+▶■ State Personal Income Tax RB Series 2005F		
3.54%, 01/07/06	4,450	4,450
+▶■ State Personal Income Tax Refunding RB (Education) Series 2005B		
3.54%, 01/07/06	6,855	6,855
+▶■ State Personal Income Tax Refunding RB Series 2005B		
3.54%, 01/07/06	9,625	9,625
New York State Energy Research Development Auth		
+■ Facilities RB (Consolidated Edison Company of New York, Inc) Series 2005A-1		
3.47%, 01/04/06	10,000	10,000
+■ Facilities RB Series 2004C-2		
3.57%, 01/07/06	5,500	5,500
+▶■ Gas Facilities RB (Brooklyn Union Gas) Series 1996		
3.55%, 01/07/06	14,125	14,125
New York State Environmental Facilities Corp		
▶■ State Clean and Drinking Water Revolving Funds RB Series 2002B		
3.55%, 01/07/06	24,225	24,225
New York State HFA		
+■ RB (101 West End Ave) Series 1998A		
3.52%, 01/07/06	21,500	21,500
+■ RB (101 West End Ave) Series 1999A		
3.52%, 01/07/06	38,750	38,750
+■ RB (150 E 44th St) Series 2000A		
3.52%, 01/07/06	10,000	10,000
+■ RB (250 W 50th St) Series 1997A		
3.41%, 01/07/06	7,300	7,300
+■ RB (250 W 93rd St) Series 2005A		
3.63%, 01/04/06	7,500	7,500
+■ RB (345 E 94th St) Series 1998A		
3.52%, 01/07/06	4,700	4,700

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (345 E 94th St) Series 1999A 3.52%, 01/07/06	5,900	5,900
+■ RB (350 W 43rd St) Series 2002A 3.60%, 01/04/06	20,400	20,400
+■ RB (70 Battery Place) Series 1997A 3.60%, 01/07/06	23,300	23,300
+■ RB (Avalon Chrystie Place I) Series 2004A 3.54%, 01/07/06	40,300	40,300
+■ RB (Clinton Green South) Series 2005A 3.61%, 01/04/06	15,000	15,000
+■ RB (Ocean Park Apts) Series 2005A 3.48%, 01/04/06	3,000	3,000
+■ RB (Sea Park East) Series 2004A 3.60%, 01/07/06	18,300	18,300
+■ RB (Sea Park West) Series 2004A 3.60%, 01/07/06	7,600	7,600
+■ RB (The Helena) Series 2003A 3.41%, 01/07/06	20,000	20,000
+■ RB (Tribeca Park) Series 1997A 3.41%, 01/07/06	7,000	7,000
+■ RB (Union Square South) Series 1996A 3.41%, 01/07/06	16,800	16,800
+■ RB (W 20th St) Series 2001A 3.53%, 01/07/06	20,800	20,800
+■ RB (W 33rd St) Series 2003A 3.60%, 01/04/06	8,200	8,200
New York State Local Assistance Corp		
+▶■■ Refunding RB Series 1993C 3.55%, 01/07/06	9,900	9,900
+▶■■ Refunding RB Series 1997B 3.54%, 01/07/06	20,965	20,965
New York State Mortgage Agency		
▶■ Homeowner Mortgage RB Series 129 3.52%, 01/04/06	11,000	11,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶■■ Homeowner Mortgage RB Series 65 3.56%, 01/07/06	3,780	3,780
▶■■ Homeowner Mortgage RB Series 77A 3.55%, 01/05/06	35,495	35,495
▶■■ Homeowner Mortgage RB Series 79 3.55%, 01/07/06	14,995	14,995
▶■■ Homeowner Mortgage RB Series 87 3.55%, 01/07/06	5,425	5,425
New York State Power Auth		
▶ CP Series 1 3.12%, 02/08/06	35,000	35,000
▶ CP Series 2 3.05%, 02/07/06	45,870	45,870
New York State Thruway Auth		
+▶■■ General RB Series F 3.54%, 01/07/06	10,575	10,575
▶■■ General Refunding RB Series E 3.55%, 01/07/06	6,995	6,995
+▶■■ State Personal Income Tax RB (Transportation) Series 2005A 3.55%, 01/07/06	18,990	18,990
New York State Thruway Auth-Hwy & Bridge Trust Fund Bonds Series 2005B		
+▶■■ 3.54%, 01/07/06	28,400	28,400
+▶■■ 3.55%, 01/07/06	17,485	17,485
New York State Tobacco Settlement Financing Corp		
+▶■■ Asset Backed RB Series 2003A-1C 3.56%, 01/07/06	5,815	5,815
New York State Urban Development Corp		
+▶■■ State Personal Income Tax RB (State Facilities and Equipment) Series 2004A-2 3.53%, 01/07/06	4,290	4,290
North Syracuse Central SD		
BAN Series 2005 2.72%, 06/23/06	6,331	6,361
Port Auth of New York and New Jersey		
▶ CP Series B 3.12%, 02/06/06	4,500	4,500

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Port Auth of New York and New Jersey		
+▶■▮ Consolidated Bonds 127th Series		
3.56%, 01/07/06	3,000	3,000
▶■▮ Consolidated Bonds 135th Series		
3.56%, 01/07/06	16,000	16,000
+▶■▮ Consolidated Bonds 138th Series		
3.56%, 01/07/06	1,000	1,000
Consolidated Bonds 140th Series		
+▶■▮ 3.52%, 01/07/06	6,020	6,020
+▶■▮ 3.55%, 01/07/06	23,515	23,515
+▶■▮ Consolidated Bonds 141st Series		
3.57%, 01/07/06	1,350	1,350
▶■▮ Consolidated Bonds 85th Series		
3.54%, 01/07/06	6,795	6,795
Special Project Bonds		
(JFK International Air Terminal)		
Series 6		
+▶■▮ 3.58%, 01/07/06	1,470	1,470
+▶■▮ 3.55%, 01/07/06	1,100	1,100
Schenectady IDA		
+■ IDRB (Fortitech Holding Corp)		
Series 1995A		
3.61%, 01/07/06	700	700
Seneca Cnty IDA		
+■ Solid Waste Disposal RB (Seneca		
Meadows Inc) Series 2005		
3.56%, 01/07/06	5,000	5,000
South Huntington Union Free SD		
TAN Series 2005-2006		
2.90%, 06/30/06	5,000	5,027
Suffolk Cnty		
TAN Series 2006-I		
3.19%, 08/16/06	25,000	25,122
Syracuse		
+ RAN Series 2005D		
2.90%, 06/30/06	15,000	15,080
Tompkins Cnty IDA		
+▶■ Civic Facility RB (Ithaca College)		
Series 2004		
3.56%, 01/07/06	7,500	7,500
Triborough Bridge and Tunnel Auth		
+▶■▮ General RB Series 2001A		
3.53%, 01/07/06	15,000	15,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
General Refunding RB		
Series 2002B		
+▶■▮ 3.53%, 01/04/06	8,950	8,950
▶■▮ 3.56%, 01/07/06	14,000	14,000
West Babylon Union Free SD		
TAN Series 2005-2006		
2.95%, 06/29/06	3,500	3,518
Westchester Cnty IDA		
+■ IDRB (Levister Redevelopment		
Co) Series 2001B		
3.41%, 01/07/06	8,000	8,000
William Floyd Union Free SD		
TAN Series 2005		
2.70%, 06/27/06	25,000	25,153
Yonkers IDA		
+■ Civic Facility RB (Consumers		
Union) Series 1989		
3.65%, 01/07/06	1,200	1,200
+■ Civic Facility RB (Consumers		
Union) Series 1991		
3.65%, 01/07/06	700	700
+▶■ Civic Facility RB (Consumers		
Union) Series 1994		
3.65%, 01/07/06	1,580	1,580
		1,839,613
Puerto Rico 1.5%		
Puerto Rico		
+▶■▮ Public Improvement Bonds		
Series 2000		
3.50%, 01/07/06	4,100	4,100
+▶■▮ Public Improvement and		
Refunding Bonds Series 2000		
3.51%, 01/07/06	2,300	2,300
Puerto Rico Highway and Transportation Auth		
+▶■▮ Subordinated RB Series 2003		
3.37%, 01/03/06	6,200	6,200
Transportation Refunding RB		
Series L		
+▶■▮ 3.55%, 01/04/06	3,700	3,700
+▶■▮ 3.52%, 01/07/06	2,500	2,500
Puerto Rico Infrastructure Financing Auth		
+▶■▮ Special Tax RB Series 2005A		
3.50%, 01/07/06	9,500	9,500
		28,300

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$1,867,913
Cash	400
Receivables:	
Fund shares sold	19,238
Interest	9,122
Prepaid expenses	+ 52
Total assets	**1,896,725**

Liabilities

Payables:	
Fund shares redeemed	6,358
Investment bought	25,122
Dividends to shareholders	265
Investment adviser and administrator fees	35
Transfer agent and shareholder service fees	41
Trustees' fees	7
Accrued expenses	+ 85
Total liabilities	**31,913**

Net Assets

Total assets	1,896,725
Total liabilities	− 31,913
Net assets	**$1,864,812**

Net Assets by Source

Capital received from investors	1,865,210
Net realized capital losses	(398)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$1,030,553		1,030,875		$1.00
Value Advantage Shares	$834,259		834,398		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $1,867,913. Includes restricted but deemed liquid securities comprised of 144A securities worth $883,965 or 47.4% of the fund's total net assets. During the reporting period, the fund had $1,088,140 in transactions with other Schwab Funds®.

Federal Tax Data

Cost basis of portfolio	$1,867,913

Unused capital losses:

Expires 12/31 of:	Loss amount:
2009	$12
2012	244
2013	+ 142
	$398

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Investment Income

Interest	**$43,696**

Net Realized Gains and Losses

Net realized losses on investments sold	**(110)**

Expenses

Investment adviser and administrator fees		6,593
Transfer agent and shareholder service fees:		
Sweep Shares		4,802
Value Advantage Shares		1,609
Trustees' fees		27
Custodian and portfolio accounting fees		168
Professional fees		37
Registration fees		47
Shareholder reports		56
Other expenses	+	25
Total expenses		13,364
Expense reduction	−	2,992
Net expenses		**10,372**

Increase in Net Assets from Operations

Total investment income		43,696
Net expenses	−	10,372
Net investment income		**33,324**
Net realized losses	+	(110)
Increase in net assets from operations		**$33,214**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.25%
Value Advantage Shares	0.05%

Shareholder Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.20%
Value Advantage Shares	0.17%

These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $2,761 from the investment adviser (CSIM) and $231 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through April 29, 2006, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.65%
Value Advantage Shares	0.45%

Prior to April 30, 2005, the limit was 0.69% for sweep shares.

This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$33,324	$11,141
Net realized losses +	(110)	(276)
Increase in net assets from operations	**33,214**	**10,865**

100% of the funds dividends for the current and prior periods are tax-exempt interest dividends.

Distributions Paid

Dividends from net investment income		
Sweep Shares	18,708	5,821
Value Advantage Shares +	14,616	5,320
Total dividends from net investment income	**33,324**	**11,141**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Shares Sold

Sweep Shares	4,603,574	4,091,385
Value Advantage Shares +	1,134,247	724,557
Total shares sold	**5,737,821**	**4,815,942**

Shares Reinvested

Sweep Shares	18,393	5,721
Value Advantage Shares +	13,508	4,941
Total shares reinvested	**31,901**	**10,662**

Shares Redeemed

Sweep Shares	(4,664,683)	(4,061,536)
Value Advantage Shares +	(966,945)	(765,643)
Total shares redeemed	**(5,631,628)**	**(4,827,179)**
Net transactions in fund shares	**138,094**	**(575)**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	1,726,828	1,727,679
Total increase or decrease +	137,984	(851)
End of period	**$1,864,812**	**$1,726,828**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab New Jersey Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/05– 12/31/05	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.02	0.01	0.00[1]	0.01	0.02
Less distributions:					
Dividends from net investment income	(0.02)	(0.01)	(0.00)[1]	(0.01)	(0.02)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.80	0.57	0.43	0.84	2.13
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.65	0.65	0.66[2]	0.65
Gross operating expenses	0.86	0.86	0.86	0.89	0.90
Net investment income	1.78	0.57	0.43	0.83	2.08
Net assets, end of period ($ x 1,000,000)	472	448	463	425	382

[1] Per share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (taxes) had not been included.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

+ Credit-enhanced security

▸ Liquidity-enhanced security

■ Variable-rate security

▮ 144A Security; restricted but deemed liquid

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
94.1%	Municipal Securities	444,316	444,316
94.1%	Total Investments	444,316	444,316
5.9%	Other Assets and Liabilities		28,053
100.0%	Net Assets		472,369

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 94.1% of net assets		
New Jersey 90.5%		
Bergen Cnty Improvement Auth		
+■ Sr Special Purpose Limited Obligation RB (Encap Golf Holdings LLC) Series 2005B		
3.57%, 01/07/06	9,000	9,000
Essex Cnty Improvement Auth		
+▸■▮ GO Guaranteed Lease RB (Cnty Correctional Facility) Series 2000		
3.54%, 01/07/06	3,000	3,000
+▸■▮ Project Consolidation RB Series 2004		
3.54%, 01/07/06	5,895	5,895
Garden State Preservation Trust		
+▸■▮ Open Space and Farmland Preservation Bonds Series 2003A		
3.54%, 01/07/06	1,500	1,500
Hammonton		
BAN		
2.25%, 01/12/06	5,142	5,143
Hopatcong		
BAN		
2.95%, 08/11/06	9,000	9,056
Jersey City		
School Promissory Notes Series 2005A		
2.45%, 02/24/06	4,000	4,005
New Jersey		
TRAN Series Fiscal 2006A		
2.78%, 06/23/06	10,000	10,056
2.80%, 06/23/06	5,000	5,028
3.23%, 06/23/06	21,910	21,984
New Jersey Economic Development Auth		
Exempt Facility RB (Chambers Co-Generation)		
+ 3.37%, 02/09/06	6,000	6,000
+ 3.35%, 03/06/06	6,100	6,100
+ Exempt Facility RB (Keystone)		
3.16%, 03/07/06	10,000	10,000
3.20%, 02/09/06	5,000	5,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ First Mortgage Refunding RB (Winchester Gardens at Homestead) Series 2004B		
3.40%, 01/07/06	4,000	4,000
+▶■■ Gas Facilities Refunding RB (NUI Corp) Series 1997A		
3.57%, 01/07/06	3,260	3,260
Motor Vehicle Surcharge RB Series 2004A		
+▶■■ 3.55%, 01/07/06	3,880	3,880
+▶■■ 3.54%, 01/07/06	2,580	2,580
+▶■■ Natural Gas Facilities Refunding RB (Nui Corp) Series 1997A		
3.57%, 01/07/06	1,525	1,525
+■ RB (Baptist Home Society of New Jersey) Series 2003		
3.89%, 01/07/06	3,520	3,520
+■ RB (G&W Laboratories) Series 2003		
3.58%, 01/07/06	5,050	5,050
+■ RB (Geriatric Services Housing Corp) Series 2001		
3.47%, 01/07/06	1,500	1,500
+■ RB (Hamilton Industrial Development) Series 1998		
3.58%, 01/07/06	5,370	5,370
+■ RB (Meridian Assisted Living at Shrewsbury) Series 2004		
3.57%, 01/07/06	5,250	5,250
+■ RB (Omni Baking Co) Series 2001		
3.52%, 01/07/06	3,600	3,600
+■ RB (Princeton Day School, Inc) Series 2005		
3.50%, 01/04/06	5,000	5,000
+■ RB (St James Preparatory School and St James Social Service Corp) Series 1998		
3.53%, 01/07/06	4,220	4,220
+■ RB (Stone Brothers Secaucus) Series 2001		
3.56%, 01/06/06	1,650	1,650
+■ Refunding RB (Crane's Mill) Series 2005B		
3.55%, 01/05/06	6,125	6,125
+■ Refunding RB (Station Plaza Park and Ride) Series 2003		
3.58%, 01/07/06	2,945	2,945

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■■ School Facilities Construction RB Series 2005K		
3.55%, 01/07/06	3,065	3,065
+▶■■ School Facilities Construction Refunding Bonds Series 2005N		
3.54%, 01/07/06	3,030	3,030
+■ Special Facility RB (Port Newark Container Terminal) Series 2003		
3.53%, 01/04/06	1,500	1,500
+■ Thermal Energy Facilities RB (Marina Energy LLC-2001) Series A		
3.35%, 01/07/06	8,500	8,500
+■ Thermal Energy Facilities RB (Thermal Energy Limited Partnership I) Series 1997		
3.58%, 01/07/06	5,000	5,000
New Jersey Educational Facilities Auth		
+▶■■ RB (Higher Education Capital Improvement Fund) Series 2002A		
3.55%, 01/07/06	8,610	8,610
New Jersey Environmental Infrastructure Trust		
+■ RB (Bergen Cnty Improvement Auth-Encap Golf Holdings LLC) Series 2005		
3.57%, 01/07/06	9,800	9,800
New Jersey Health Care Facilities Financing Auth		
+▶■■ RB (JFK Health Systems Obligated Group) Series 1993		
3.54%, 01/07/06	6,000	6,000
+▶■■ RB (Jersey Shore Medical Center Obligated Group) Series 1994		
3.54%, 01/07/06	4,500	4,500
+▶■■ RB (Somerset Medical Center) Series A		
3.55%, 01/07/06	14,200	14,200
+▶■■ Refunding RB (St Barnabas Health Care System) Series 1998B		
3.54%, 01/07/06	3,100	3,100
New Jersey Sports and Exposition Auth		
+▶■ State Contract Bonds Series 1992C		
3.33%, 01/07/06	9,585	9,585

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New Jersey Transportation Trust Fund Auth		
Transportation System Bonds Series 2005A		
3.55%, 01/07/06	6,635	6,635
Transportation System Bonds Series 2005B		
3.20%, 10/12/06	4,745	4,745
Transportation System Bonds Series 2005D		
3.55%, 12/31/05	7,490	7,490
3.55%, 01/07/06	4,325	4,325
Transportation System RB Series 1998A		
3.54%, 01/07/06	11,495	11,495
Transportation System RB Series 2004B		
3.54%, 01/07/06	1,980	1,980
New Jersey Turnpike Auth		
RB Series 2000A		
3.52%, 01/07/06	11,200	11,200
3.54%, 01/07/06	8,665	8,665
3.55%, 01/07/06	10,000	10,000
RB Series C		
3.55%, 01/07/06	7,070	7,070
Refunding RB Series 2004A		
3.55%, 01/07/06	11,495	11,495
Refunding RB Series 2005A		
3.54%, 01/07/06	14,485	14,485
Port Auth of New York and New Jersey		
Consolidated Bonds 127th Series		
3.56%, 01/07/06	8,480	8,480
Consolidated Bonds 135th Series		
3.56%, 01/07/06	4,000	4,000
Consolidated Bonds 138th Series		
3.56%, 01/07/06	5,000	5,000
3.56%, 01/07/06	9,000	9,000
Consolidated Bonds 140th Series		
3.55%, 01/07/06	2,940	2,940
3.55%, 01/07/06	4,490	4,490
Consolidated Bonds 141st Series		
3.57%, 01/07/06	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
CP Obligations Series B		
3.12%, 02/06/06	3,000	3,000
3.10%, 02/09/06	17,835	17,835
Special Project Bonds (JFK International Air Terminal) Series 6		
3.58%, 01/07/06	800	800
3.55%, 01/07/06	4,895	4,895
TECP Series A		
3.10%, 02/08/06	5,000	5,000
Rahway		
BAN		
2.70%, 06/27/06	5,675	5,703
Sparta		
BAN		
2.23%, 01/13/06	4,000	4,001
Union Cnty Improvement Auth		
Mortgage RB (Cedar Glen Housing Corp) Series A		
3.55%, 01/07/06	9,500	9,500
		427,361
Puerto Rico 3.6%		
Puerto Rico		
Public Improvement Bonds Series 2001A		
3.53%, 01/07/06	1,500	1,500
TRAN Series 2006		
3.23%, 07/28/06	5,000	5,035
Puerto Rico Highway and Transportation Auth		
Highway Refunding RB Series BB		
3.52%, 12/31/05	1,000	1,000
Transportation Refunding RB Series L		
3.52%, 12/31/05	2,000	2,000
3.55%, 01/04/06	4,000	4,000
Puerto Rico Housing Finance Corp		
Homeownership Mortgage RB Series 2000A		
3.53%, 01/07/06	3,420	3,420
		16,955

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$444,316
Cash	264
Receivables:	
Investments sold	24,429
Interest	3,488
Prepaid expenses	+ 20
Total assets	**472,517**

The amortized cost for the fund's securities was $444,316. Includes restricted but deemed liquid securities comprised of 144A securities, worth $217,315 or 46.0% of the fund's total net assets. During the reporting period, the fund had $459,235 in transactions with other Schwab Funds®.

Liabilities

Payables:	
Dividends to shareholders	67
Investment adviser and administrator fees	7
Transfer agent and shareholder service fees	18
Trustees' fees	7
Accrued expenses	+ 49
Total liabilities	**148**

Net Assets

Total assets	472,517
Total liabilities	− 148
Net assets	**$472,369**

Net Assets by Source

Capital received from investors	472,369

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$472,369		472,080		$1.00

Federal Tax Data

Cost basis of portfolio	$444,316
Capital losses utilized	$46
Reclassifications:	
Long term capital gains	$4
Capital received from investors	$14
Reclassified as:	
Net investment income not yet distributed	($18)

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Investment Income		
Interest		**$11,186**
Net Realized Gains and Losses		
Net realized gains on investments sold		**42**
Expenses		
Investment adviser and administrator fees		1,746
Transfer agent and shareholder service fees		2,068
Trustees' fees		24
Custodian and portfolio accounting fees		36
Professional fees		27
Registration fees		37
Shareholder reports		22
Other expenses	+	21
Total expenses		3,981
Expense reduction	–	983
Net expenses		**2,998**
Increase in Net Assets from Operations		
Total investment income		11,186
Net expenses	–	2,998
Net investment income		**8,188**
Net realized gains	+	42
Increase in net assets from operations		**$8,230**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses through April 29, 2006, to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$8,188	$2,723
Net realized gains or losses	+ 42	(54)
Increase in net assets from operations	**8,230**	**2,669**

100% of the funds dividends for the current and prior periods are tax-exempt interest dividends.

Distributions Paid

Dividends from net investment income	**8,191**	**2,694**

Transactions in Fund Shares

Shares sold	1,586,641	1,561,315
Shares reinvested	8,032	2,651
Shares redeemed	+ (1,569,930)	(1,579,474)
Net transactions in fund shares	**24,743**	**(15,508)**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	447,587	463,120
Total increase or decrease	+ 24,782	(15,533)
End of period	**$472,369**	**$447,587**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $– and $21 at the end of the current and prior report periods, respectively.

Schwab Pennsylvania Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/05– 12/31/05	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.02	0.01	0.00[1]	0.01	0.02
Less distributions:					
Dividends from net investment income	(0.02)	(0.01)	(0.00)[1]	(0.01)	(0.02)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.82	0.62	0.49	0.87	2.20
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.65	0.65	0.65	0.65
Gross operating expenses	0.88	0.86	0.87	0.89	0.92
Net investment income	1.82	0.62	0.48	0.87	2.14
Net assets, end of period ($ x 1,000,000)	378	346	328	301	292

[1] Per share amount was less than $0.01.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

- ✦ Credit-enhanced security
- ▶ Liquidity-enhanced security
- ■ Variable-rate security
- ◆ Delayed-delivery security
- ❚ 144A Security; restricted but deemed liquid
- ▲ All or a portion of this security is held as collateral for delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.3%	Municipal Securities	375,460	375,460
99.3%	Total Investments	375,460	375,460
0.7%	Other Assets and Liabilities		2,601
100.0%	Net Assets		378,061

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Municipal Securities 99.3% of net assets

Pennsylvania 96.6%

Allegheny Cnty Hospital Development Auth
■ RB (University of Pittsburgh Medical Center) Series 2005B
3.63%, 01/15/07 — 7,000 — 7,000

Allegheny Cnty IDA
✦▶■❚ Pollution Control Refunding RB (Duquesne Light Co) Series 1999B
3.54%, 01/07/06 — 3,095 — 3,095

Allegheny Cnty Port Auth
✦ GAN Series 2005
2.68%, 06/30/06 — 10,000 — 10,063
✦▶■❚ Special Revenue Transportation Bonds Series 1999
3.41%, 01/07/06 — 500 — 500

Beaver Cnty IDA
✦■ Pollution Control Refunding RB (FirstEnergy Nuclear Generation Corp) Series 2005A
3.58%, 01/04/06 — 7,500 — 7,500

Berks Cnty
✦■ RB (Beacon Container) Series 1998A
3.67%, 01/07/06 — 380 — 380

Bermudian Springs SD
✦▶■ GO Bonds Series 2005
3.51%, 01/07/06 — 400 — 400

Central Bucks SD
✦▶■ GO Series 2000A
3.56%, 01/07/06 — 1,350 — 1,350

Chester Cnty School Auth
✦▶■❚ School Lease RB Series 2005
3.55%, 01/07/06 — 1,760 — 1,760

Delaware Cnty IDA
✦■ Hospital RB (Crozer-Chester Medical Center) Series 2002
3.52%, 01/07/06 — 4,800 — 4,800
✦■ RB (YMCA of Philadelphia) Series 1999
3.62%, 01/04/06 — 2,005 — 2,005

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚◗■▮ Water Facilities RB (Aqua Pennsylvania Inc) Series 2005A		
3.56%, 01/07/06	1,650	1,650
Delaware Valley Regional Finance Auth		
✚■ Local Government RB Series 1986		
3.50%, 01/07/06	4,600	4,600
Local Government RB Series 1998A		
✚◗■▮ 3.57%, 01/07/06	4,055	4,055
✚◗■▮ 3.59%, 01/07/06	1,300	1,300
Easton Area SD		
✚◗■ GO Bonds Series 2005		
3.53%, 01/07/06	2,800	2,800
Erie SD		
✚◗■▮ GO Bonds Series 2001A		
3.42%, 01/04/06	16,950	16,950
Harrisburg Auth		
✚◗■ Water Refunding RB Series 2003A		
3.56%, 01/07/06	3,300	3,300
Luzerne Cnty IDA		
✚■ RB (Methodist Homes) Series 2003		
3.56%, 01/07/06	4,800	4,800
Manheim Township SD		
✚◗■ GO Bonds Series 2004		
3.53%, 01/07/06	3,600	3,600
Mercer Cnty		
✚◗■▮ GO Bonds Series 2001		
3.42%, 01/07/06	1,275	1,275
Montgomery Cnty IDA		
✚ Pollution Control Refunding RB (Peco Energy Co) Series 1994A		
3.12%, 02/13/06	16,000	16,000
✚■ Environmental Facilities RB (Ionza Inc) Series 2000		
3.63%, 01/07/06	7,000	7,000
✚■ Pollution Control Refunding RB (Peco Energy Co) Series 1999A		
3.55%, 01/07/06	6,800	6,800
✚■ School RB (Friends' Central School) Series 2002		
3.50%, 01/07/06	4,110	4,110
Montgomery Cnty Redevelopment Auth		
✚■ M/F Housing Refunding RB (Glenmore Associates) Series 1995A		
3.53%, 01/07/06	3,750	3,750
Northhampton Cnty		
✚■ RB (Binney and Smith) Series 1997A		
3.57%, 01/07/06	3,250	3,250
✚■ RB (Binney and Smith) Series 1997B		
3.57%, 01/07/06	780	780
Norwin SD		
✚◗■▮ GO Bonds Series 2001A		
2.65%, 01/25/06	9,710	9,710
Pennsylvania		
✚◗■▮ GO Bonds First Series 2003		
3.54%, 01/07/06	14,470	14,470
Pennsylvania Convention Center Auth		
✚◗■▮ RB Series 1989A		
3.54%, 01/07/06	2,745	2,745
Pennsylvania Economic Development Finance Auth		
✚■ Bonds (Westrum Harleysville II) Series 2005		
3.57%, 01/07/06	6,200	6,200
✚■ Exempt Facilities RB (Amtrak) Series 2001B		
3.60%, 01/07/06	14,000	14,000
✚■ Exempt Facilities RB (Shippingport) Series 2005A		
3.60%, 01/04/06	9,000	9,000
Pennsylvania Energy Development Auth		
✚■ RB (B&W Ebensburg) Series 1986		
3.54%, 01/07/06	8,415	8,415
✚■ RB (Westrum Hanover) Series 2004		
3.57%, 01/07/06	5,900	5,900
Pennsylvania HFA		
◗■▮ Residental Development Refunding RB Series 2002A		
3.61%, 01/07/06	6,000	6,000
✚◗■▮ S/F Mortgage RB Drawdown Series 2003		
3.58%, 01/07/06	3,775	3,775
◗■▮ S/F Mortgage RB Series 1998-64		
3.60%, 01/07/06	15,495	15,495

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗∎I S/F Mortgage RB Series 1999-66A 3.56%, 01/07/06	3,770	3,770
◗∎I S/F Mortgage RB Series 1999A 3.59%, 01/07/06	7,690	7,690
◗∎I S/F Mortgage RB Series 2002-74B 3.56%, 01/07/06	7,495	7,495
◗∎ S/F Mortgage RB Series 2003-79A 3.58%, 01/07/06	2,395	2,395
◗∎ S/F Mortgage RB Series 2004-84C 3.57%, 01/04/06	3,500	3,500
◗∎ S/F Mortgage RB Series 2004-86C 3.57%, 01/04/06	5,000	5,000
◗∎ S/F Mortgage RB Series 2005-87B 3.42%, 01/07/06	5,000	5,000
Pennsylvania Higher Education Assistance Agency		
✚◗∎ Student Loan RB Series 2000A 3.60%, 01/07/06	18,125	18,125
✚◗∎ Student Loan RB Series 2001A 3.60%, 01/04/06	5,050	5,050
Pennsylvania Higher Educational Facilities Auth		
✚ RB (State System of Higher Education) Series AC 2.63%, 06/15/06	2,115	2,128
✚∎I RB (University of Pennsylvania Health Services) Series 2005A 2.80%, 06/15/06	3,000	3,000
Pennsylvania Public School Building Auth		
✚◗∎I Lease RB (Philadelphia SD) Series 2003 3.55%, 01/07/06	3,445	3,445
✚◗∎ RB (Parkland SD) Series 1999D 3.56%, 01/07/06	6,800	6,800
Pennsylvania Turnpike Commission		
✚◗∎I RB Series 2004A 3.55%, 01/07/06	6,270	6,270
✚◗∎I Registration Fee Refunding RB Series 2005A 3.55%, 01/07/06	2,355	2,355
Philadelphia Airport RB Series 2005A		
✚◗∎I 3.59%, 01/07/06	1,000	1,000
✚◗∎I 3.58%, 01/07/06	16,000	16,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚◗∎ Airport Refunding RB Series 2005C 3.63%, 01/04/06	6,950	6,950
✚◗∎ Water and Wastewater RB Series 1997B 3.48%, 01/04/06	120	120
✚◗∎ Water and Wastewater Refunding RB Series 2003 3.49%, 01/04/06	1,500	1,500
Philadelphia Gas Works		
✚◗∎I RB Third Series 2001 3.54%, 01/07/06	1,700	1,700
Philadelphia IDA		
✚◗∎I RB Series 1998A 3.59%, 01/07/06	5,000	5,000
Philadelphia Redevelopment Auth		
✚◗∎I RB (Neighborhood Transformation Initiative) Series 2005C 3.55%, 01/07/06	5,745	5,745
Temple University Funding Obligations Series 2005 2.80%, 04/28/06	7,640	7,668
Funding Obligations Series 2005 2.77%, 04/28/06	6,000	6,023
University of Pittsburgh Pitt Asset Notes Series 2005 4.00%, 08/11/06	10,000	10,077
West Cornwall Township Municipal Auth		
✚∎ RB (Lebanon Valley Brethren Home) Series 1995 3.57%, 01/07/06	1,000	1,000
		365,389
Puerto Rico 2.7%		
Puerto Rico		
✚ TRAN Series 2006 3.23%, 07/28/06	10,000	**10,071**

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$375,460
Cash	266
Interest receivable	2,437
Prepaid expenses	+ 20
Total assets	**378,183**

The amortized cost for the fund's securities was $375,460. Includes restricted but deemed liquid securities comprised of 144A securities worth $146,250 or 38.7% of the fund's total net assets. During the reporting period, the fund had $730,499 in transactions with other Schwab Funds.

Liabilities

Payables:	
Dividends to shareholders	61
Investment adviser and administrator fees	4
Transfer agent and shareholder service fees	14
Trustees' fees	7
Accrued expenses	+ 36
Total liabilities	**122**

Net Assets

Total assets	378,183
Total liabilities	− 122
Net assets	**$378,061**

Net Assets by Source

Capital received from investors	378,116
Net investment income not yet distributed	2
Net realized capital losses	(57)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$378,061		378,100		$1.00

Federal Tax Data

Cost basis of portfolio	$375,460
Undistributed earnings:	
Tax-exempt income	$2
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2012	$14
2013	+ $43
	$57

See financial notes. 31

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Investment Income

Interest		**$8,990**

Net Realized Gains and Losses

Net realized losses on investments sold		**(43)**

Expenses

Investment adviser and administrator fees		1,382
Transfer agent and shareholder service fees		1,636
Trustees' fees		23
Custodian and portfolio accounting fees		33
Professional fees		27
Registration fees		74
Shareholder reports		18
Other expenses	+	9
Total expenses		3,202
Expense reduction	–	839
Net expenses		**2,363**

Increase in Net Assets from Operations

Total investment income		8,990
Net expenses	–	2,363
Net investment income		**6,627**
Net realized losses	+	(43)
Increase in net assets from operations		**$6,584**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through April 29, 2006, to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$6,627	$2,157
Net realized losses +	(43)	(14)
Increase in net assets from operations	**6,584**	**2,143**

100% of the funds dividends for the current and prior periods are tax-exempt interest dividends.

Distributions Paid

Dividends from net investment income	**6,627**	**2,155**

Transactions in Fund Shares

Shares sold	1,434,497	1,416,322
Shares reinvested	6,480	2,109
Shares redeemed +	(1,408,453)	(1,400,551)
Net transactions in fund shares	**32,524**	**17,880**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	345,580	327,712
Total increase +	32,481	17,868
End of period	**$378,061**	**$345,580**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $2 at the end of current and prior period.

Schwab Florida Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/05– 12/31/05	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.02	0.01	0.00[1]	0.01	0.02
Less distributions:					
Dividends from net investment income	(0.02)	(0.01)	(0.00)[1]	(0.01)	(0.02)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.81	0.60	0.46	0.96	2.32
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.66	0.64	0.59	0.59
Gross operating expenses	0.85	0.85	0.85	0.87	0.87
Net investment income	1.78	0.59	0.47	0.95	2.30
Net assets, end of period ($ x 1,000,000)	1,973	1,905	1,804	1,785	1,518

[1] Per share amount was less than $0.01.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

✚ Credit-enhanced security

➧ Liquidity-enhanced security

■ Variable-rate security

▮ 144A Security; restricted but deemed liquid

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
97.9%	Municipal Securities	1,930,939	1,930,939
97.9%	Total Investments	1,930,939	1,930,939
2.1%	Other Assets and Liabilities		41,931
100.0%	Net Assets		1,972,870

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 97.9% of net assets		
Connecticut 0.2%		
Connecticut HFA		
✚➧■▮ S/F Mortgage Draw Down RB Series 2004B 3.56%, 01/07/06	4,505	**4,505**
Florida 86.7%		
Alachua Cnty Health Facilities Auth		
✚➧■▮ RB (Shands Hospital-University of Florida) Series 1992R 3.54%, 01/07/06	59,745	59,745
Alachua Cnty School Board		
✚➧■▮ COP Series 2004 3.54%, 01/07/06	9,045	9,045
Brevard Cnty Health Facilities Auth		
✚■ RB (Wuesthoff Health Systems) Series 2004 3.55%, 01/04/06	13,000	13,000
Broward Cnty		
✚➧■ Subordinate Port Facilities Refunding RB (Port Everglades) Series 1998 3.45%, 01/07/06	8,860	8,860
Broward Cnty Educational Facilities Auth		
✚■ RB (Nova Southeastern University) Series 2000A 3.55%, 01/07/06	3,250	3,250
Broward Cnty HFA		
✚■ M/F Housing RB (Landings of Inverrary Apts) Series 1985 3.45%, 01/07/06	5,000	5,000
✚■ M/F Housing RB (Pembroke Village Apts) Series 2004 3.54%, 01/07/06	7,000	7,000
✚■ M/F Housing RB (Pier Club Village Apts) Series 2004 3.46%, 01/07/06	13,800	13,800
✚■ M/F Housing RB (Sanctuary Apts) Series 1985 3.45%, 01/07/06	7,000	7,000
✚■ M/F Housing RB (Sawgrass Pines Apts) Series 1993A 3.46%, 01/04/06	8,100	8,100

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)	Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Southern Pointe) Series 1997			**Escambia HFA**		
3.40%, 01/07/06	7,750	7,750	+▶■■ S/F Mortgage RB Series 2001A		
+■ M/F Housing Refunding RB (Island Club Apts) Series 2001A			3.63%, 01/07/06	3,040	3,040
			+▶■■ S/F Mortgage RB Series 1997A		
3.45%, 01/07/06	3,000	3,000	3.66%, 01/07/06	720	720
+■ M/F Housing Refunding RB (Reflections Apts) Series 1999			+▶■■ S/F RB Series 2001A		
			3.59%, 01/07/06	1,780	1,780
3.51%, 01/07/06	10,000	10,000	▶■■ S/F RB Series 2002A-1		
Cape Coral			2.95%, 04/06/06	4,335	4,335
CP Notes			**Florida**		
+ 2.80%, 01/24/06	6,900	6,900	+▶■■ RB (Dept of Environmental Protection Preservation 2000) Series 1997B		
+ 2.65%, 04/04/06	2,000	2,000			
Charlotte Cnty			3.55%, 01/07/06	22,950	22,950
+▶■ Refunding RB Series 2003A			**Florida Board of Education**		
3.46%, 01/07/06	3,400	3,400	+▶■■ Capital Outlay Bonds Series 1998A		
Charlotte Cnty HFA			3.53%, 01/07/06	11,000	11,000
+■ M/F Housing RB (Murdock Circle Apts) Series 2000			▶■■ Capital Outlay Bonds Series 1998E		
3.51%, 01/07/06	6,940	6,940	3.55%, 01/07/06	12,280	12,280
Clay Cnty Utility Auth			▶■■ Capital Outlay Bonds Series 1999C		
+■ RB Series 2003A			3.55%, 01/07/06	17,815	17,815
3.55%, 01/07/06	6,355	6,355	▶■■ Capital Outlay Bonds Series 2001I		
Collier Cnty			3.55%, 01/07/06	4,715	4,715
+■ IDRB (Ave Maria Utility Co) Series 2005			+▶■■ Capital Outlay Bonds Series 2003C		
3.44%, 01/04/06	10,000	10,000	3.53%, 01/04/06	7,500	7,500
Collier Cnty HFA			▶■■ Capital Outlay Refunding Bonds Series 2001B		
+■ M/F Housing RB (Brittany Bay Apts) Series 2001A			3.55%, 01/07/06	14,100	14,100
3.52%, 01/07/06	3,350	3,350	▶■■ Capital Outlay Refunding Bonds Series 2005C		
+■ M/F Housing RB (Summer Lakes Phase II Apts) Series 2005			3.55%, 01/07/06	14,970	14,970
			▶■■ Capital Outlay Refunding Bonds Series 2005D		
3.56%, 01/04/06	10,000	10,000	3.54%, 01/07/06	21,500	21,500
Collier Cnty IDA			+▶■■ Lottery RB Series 2002C		
+■ Educational Facilities RB (Community School of Naples) Series 2002			3.54%, 01/07/06	33,695	33,695
			Lottery RB Series 2005A		
3.55%, 01/07/06	5,250	5,250	+▶■■ 3.54%, 01/07/06	26,055	26,055
Davie			+▶■■ 3.55%, 01/07/06	5,800	5,800
+■ RB (United Jewish Community of Broward Cnty) Series 2003					
3.55%, 01/07/06	8,550	8,550			

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Florida Dept of Transportation		
✛▸■◼ Turnpike RB Series 2000A		
3.55%, 01/07/06	11,820	11,820
Florida Development Finance Corp		
✛■ IDRB (Central Farms)		
Series 1999A4		
3.65%, 01/07/06	710	710
✛■ IDRB (Schmitt Family		
Partnership) Series 1999A2		
3.65%, 01/07/06	1,750	1,750
✛■ IDRB (Vutec Corp)		
Series 1999A1		
3.65%, 01/07/06	1,520	1,520
Florida HFA		
✛▸■◼ Homeowner Mortgage RB		
Series 2000-4		
3.63%, 01/07/06	2,635	2,635
✛■ Housing RB (Ashley Lake		
Park II) Series 1989J		
3.52%, 01/07/06	19,535	19,535
✛■ Housing RB (Caribbean Key		
Apts) Series 1996F		
3.55%, 01/07/06	12,100	12,100
✛■ Housing RB (Heron Park)		
Series 1996U		
3.52%, 01/07/06	7,235	7,235
✛■ Housing RB (Tiffany Club		
Apts) Series 1996P		
3.55%, 01/07/06	7,050	7,050
✛■ M/F Housing RB (Cameron		
Cove Apts) Series 1985XX		
3.42%, 01/07/06	8,000	8,000
✛■ M/F Housing Refunding RB		
(Reflections Apts)		
Series 2001K-A		
3.54%, 01/07/06	13,500	13,500
✛■ M/F Housing Refunding RB		
(South Pointe) Series 1998J		
3.59%, 01/07/06	4,925	4,925
✛■ M/F Mortgage RB (Arlington		
Apts) Series 2004G-1		
3.56%, 01/07/06	11,340	11,340
✛■ M/F Mortgage RB (Clarcona		
Groves Apts) Series 2005A		
3.44%, 01/04/06	3,250	3,250
✛■ M/F Mortgage RB (Lynn Lake		
Apts) Series 2005B-1		
3.60%, 01/07/06	10,100	10,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✛■ M/F Mortgage RB (Mill Creek		
Apts) Series 2004K		
3.55%, 01/07/06	8,000	8,000
✛■ M/F Mortgage RB (Pinnacle		
Pointe Apts) Series 2003N		
3.44%, 01/07/06	6,215	6,215
✛■ M/F Mortgage RB (Wellesley		
Apts) Series 20030		
3.44%, 01/04/06	7,940	7,940
✛■ M/F Mortgage RB (Wexford		
Apts) Series 2003P		
3.44%, 01/04/06	8,035	8,035
✛■ M/F Mortgage Refunding RB		
(Monterey Lake Apts)		
Series 2005C		
3.59%, 01/04/06	7,325	7,325
✛■ M/F Mortgage Refunding RB		
(Tuscany Pointe Apts)		
Series 2005D		
3.52%, 01/07/06	12,090	12,090
✛■ M/F Mortgage Refunding RB		
(Victoria Park Apts)		
Series 2002J-1		
3.51%, 01/07/06	8,800	8,800
✛■ RB (Heritage Pointe Apts)		
Series 1999I-1		
3.55%, 01/07/06	9,500	9,500
✛■ RB (Timberline Apts)		
Series 1999P		
3.45%, 01/07/06	6,135	6,135
Florida Higher Educational Facilities Financing Auth		
✛■ RB (Flagler College Inc)		
Series 2005		
3.55%, 01/04/06	9,400	9,400
✛■ RB (Southeastern University,		
Inc) Series 2005		
3.52%, 01/07/06	13,000	13,000
Florida Local Government Finance Commission		
✛ Pooled TECP Series 1994A		
2.83%, 01/06/06	3,000	3,000
✛ 3.15%, 01/05/06	24,500	24,500
✛ 2.85%, 01/06/06	3,000	3,000
✛ 3.11%, 02/03/06	15,526	15,526
✛ 3.10%, 02/07/06	17,471	17,471
✛ 3.13%, 02/08/06	5,000	5,000
✛ Pooled TECP Series 1998B		
3.22%, 01/20/06	8,601	8,601

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fort Pierce Utilities Auth		
+▶■■ Refunding RB Series 2003		
3.55%, 01/07/06	6,325	6,325
Gainesville		
+■ IDRB (Exactech) Series 1997		
3.60%, 01/07/06	2,100	2,100
Gainesville Utility System		
+▶■ RB Series 2005A		
3.55%, 01/07/06	4,545	4,545
Greater Orlando Aviation Auth		
+ Airport Facilities Subordinated TECP Series B		
3.10%, 01/05/06	34,410	34,410
+▶■ Airport Facilities RB Series 2002E		
3.40%, 01/07/06	99,415	99,415
+■ Airport Facility RB (Flightsafety International) Series 2003A		
3.60%, 01/07/06	8,900	8,900
Gulf Breeze		
+▶■ Local Government Loan Program RB Series 1985C		
3.52%, 01/07/06	6,735	6,735
Hillsborough Cnty Aviation Auth		
+ Airport Facilities Subordinated TECP Series B		
2.93%, 01/05/06	22,500	22,500
+▶■■ RB (Tampa International Airport) Series 2003A		
3.59%, 01/07/06	5,495	5,495
+▶■■ RB (Tampa International Airport) Series 2005A		
3.59%, 01/07/06	2,600	2,600
Hillsborough Cnty HFA		
+■ M/F Housing RB (Claymore Crossing Apts) Series 2005		
3.56%, 01/04/06	3,000	3,000
+■ M/F Housing RB (Lake Kathy Apts) Series 2005		
3.57%, 01/07/06	6,000	6,000
+■ M/F Housing RB (Meridian Pointe Apts) Series 2005		
3.55%, 01/07/06	6,600	6,600

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Hillsborough Cnty IDA		
+▶■■ IDRB (University Community Hospital) Series 1994		
2.85%, 06/22/06	21,085	21,085
+■ RB (Tampa Metropolitan Area YMCA) Series 2000		
3.60%, 01/07/06	7,600	7,600
Hillsborough Cnty Port District		
+▶■ Refunding RB (Tampa Port Auth) Series 2005A		
3.59%, 01/07/06	14,151	14,151
Jacksonville Aviation Auth		
+▶■ Refunding RB Series 2005		
3.38%, 01/04/06	10,815	10,815
Jacksonville Economic Development Commission		
+■ RB (Bolles School) Series 1999A		
3.42%, 01/07/06	2,800	2,800
+■ Special Facility Airport RB (Holland Sheltair Aviation Group) Series 2004A-1		
3.60%, 01/07/06	10,280	10,280
+■ Special Facility Airport RB (Holland Sheltair Aviation Group) Series 2005B		
3.60%, 01/07/06	2,100	2,100
Jacksonville Electric Auth		
+▶■ Water and Sewer System Subordinated RB Series 2003B		
3.38%, 01/04/06	16,785	16,785
Jacksonville HFA		
+■ M/F Housing RB (Brookwood Forest Apts) Series 2005		
3.45%, 01/04/06	4,000	4,000
Jacksonville Port Auth		
+▶■■ Port Facility RB Series 1996		
3.58%, 01/07/06	10,100	10,100
Lee Cnty		
+▶■■ Airport RB Series 2000A		
3.59%, 01/07/06	4,957	4,957
+■ Educational Facilities RB (Canterbury School) Series 1999		
3.55%, 01/07/06	6,000	6,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Lee Cnty HFA		
+■ M/F Housing RB (Crossings At Cape Coral Apts) Series 1999A		
3.51%, 01/07/06	6,160	6,160
+■ M/F Housing RB (University Club Apts) Series 2002A		
3.51%, 01/07/06	7,500	7,500
Manatee Cnty HFA		
+■ M/F Housing RB (Centre Court Apts) Series 2000		
3.56%, 01/07/06	3,760	3,760
+■ M/F Housing RB (Sabal Palm Harbor Apts) Series 2000A		
3.51%, 01/07/06	3,070	3,070
+■ M/F Housing RB (Sabal Palm Harbor Apts) Series 2000B		
3.51%, 01/07/06	3,630	3,630
+■ M/F Mortgage Refunding RB (Hampton Court) Series 1989A		
3.42%, 01/07/06	3,500	3,500
Miami Health Facilities Auth		
+■ Refunding RB (Miami Jewish Home and Hospital for the Aged, Inc) Series 2005		
3.55%, 01/04/06	7,600	7,600
Miami-Dade Cnty		
+ Aviation TECP (Miami International Airport) Series A		
3.23%, 01/06/06	13,547	13,547
+◗■■ Aviation RB (Miami International Airport) Series 2002		
3.59%, 01/07/06	5,370	5,370
+◗■■ Aviation RB (Miami International Airport) Series 2004B		
3.55%, 01/07/06	5,000	5,000
+◗■■ Aviation RB (Miami International Airport) Series 2005A		
3.58%, 01/07/06	5,400	5,400
+ Aviation Refunding RB (Miami International Airport-Hub of the Americas) Series 2005B		
4.00%, 10/01/06	2,455	2,471
+◗■■ GO Bonds Series 2005		
3.55%, 01/07/06	10,000	10,000
+◗■■ Stormwater Utility RB Series 2004		
3.55%, 01/07/06	1,960	1,960
+◗■ Water and Sewer System Refunding RB Series 2005		
3.51%, 01/07/06	12,000	12,000
Miami-Dade Cnty Educational Facilities Auth		
+◗■■ RB (University of Miami) Series 2004A		
3.54%, 01/07/06	6,575	6,575
Miami-Dade Cnty HFA		
+■ M/F Mortgage RB Series 2003-3		
3.56%, 01/07/06	9,150	9,150
Miami-Dade Cnty IDA		
+■ IDRB (Airbus Service Co) Series 1998A		
3.52%, 01/07/06	8,240	8,240
+◗■ IDRB (Airis Miami LLC) Series 1999A		
3.42%, 01/07/06	14,100	14,100
+■ IDRB (Fine Art Lamps) Series 1998		
3.60%, 01/07/06	1,500	1,500
+■ IDRB (Tarmac America) Series 2004		
3.60%, 01/07/06	3,200	3,200
Miami-Dade Cnty SD		
RAN Series 2005		
2.62%, 06/27/06	30,000	30,196
TAN Series 2005		
2.69%, 06/27/06	45,000	45,278
Ocala		
+◗■■ Utility Systems RB Series 2005B		
3.55%, 01/07/06	5,525	5,525
Ocean Highway and Port Auth		
+■ RB Series 1990		
3.63%, 01/07/06	9,400	9,400
Okeechobee Cnty		
+■ Exempt Facility RB (Okeechobee Landfill) Series 1999		
3.47%, 01/07/06	15,000	15,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Orange Cnty Health Finance Auth		
+ Refunding Program RB (Pooled Hospital Loan) Series 1985 3.18%, 01/19/06	18,600	18,600
+ Refunding Program RB (Pooled Hospital Loan) Series 1985 3.19%, 01/24/06	19,600	19,600
Orange Cnty HFA		
+■ M/F Housing RB (Glenn On Millenia Boulevard) Series 2001C 3.52%, 01/07/06	3,355	3,355
+■ M/F Housing RB (Palm Key Apts) Series 1997C 3.41%, 01/07/06	5,000	5,000
+■ M/F Housing RB (The Cove At Lady Lake Apts) Series 2005A 3.54%, 01/04/06	6,500	6,500
+■ M/F Housing RB (West Pointe Villas Apts) Series 2000F 3.55%, 01/07/06	5,750	5,750
+■ M/F Housing RB (Windsor Pines) Series 2000E 3.51%, 01/07/06	3,200	3,200
+■ M/F Housing Refunding RB (Andover Place Apts) Series 1998F 3.56%, 01/07/06	7,770	7,770
+■ M/F Housing Refunding RB (Post Fountains At Lee Vista) Series 1997E 3.58%, 01/07/06	6,235	6,235
+■ M/F Housing Refunding RB (Smokewood/Sun Key Apts) Series 1992A 3.59%, 01/07/06	20,050	20,050
+■ Refunding RB (Highland Pointe Apts) Series 1998J 3.54%, 01/07/06	7,455	7,455
Orange Cnty IDA		
+■ Educational Facilities RB (UCF Hospitality School Student Housing Foundation) Series 2004 3.55%, 01/07/06	9,000	9,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (Center For Drug Free Living) Series 1999 3.42%, 01/07/06	8,815	8,815
+■ RB (Central Florida YMCA) Series 2005 3.55%, 01/07/06	6,000	6,000
Orlando and Orange Cnty Expressway Auth		
+▶■ RB Series 2005C 3.50%, 01/07/06	10,000	10,000
+▶■ RB Series 2005D 3.52%, 01/07/06	15,000	15,000
+▶■ Refunding RB Series 2003C-3 3.33%, 01/07/06	13,000	13,000
Orlando Utilities Commission		
▶■ Water and Electric RB Series 2002B 3.40%, 01/07/06	5,100	5,100
Palm Bay		
+▶■■ Utility System Improvement RB Series 2005A 3.54%, 01/07/06	9,145	9,145
Palm Beach Cnty		
+▶■■ Criminal Justice Facilties RB Series 1997 3.55%, 01/07/06	7,495	7,495
+■ Economic Development Refunding and Improvement RB (YMCA) Series 2003 3.42%, 01/07/06	13,700	13,700
+■ IDBR (South Florida Blood Banks) Series 2002 3.55%, 01/07/06	8,075	8,075
+■ IDRB (Palm Beach Day School) Series 1999 3.55%, 01/07/06	7,000	7,000
+■ RB (Zoological Society of the Palm Beaches) Series 2001 3.60%, 01/07/06	5,500	5,500
Palm Beach Cnty Educational Facilities Auth		
+■ RB (Lynn University) Series 2001 3.55%, 01/07/06	9,835	9,835
Palm Beach Cnty Health Facilities Auth		
+ Refunding Program RB (Pooled Hospital Loan) Series 1985 3.19%, 01/19/06	7,300	7,300

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Palm Beach Cnty HFA		
+■ M/F Housing RB (Azalea Place Apts) Series 1999A 3.51%, 01/07/06	3,000	3,000
+■ M/F Housing Refunding RB (Spinnaker Landing Apts) Series 1998 3.60%, 01/07/06	2,745	2,745
Palm Beach Cnty SD		
+ Sales Tax Revenue CP Notes 3.10%, 02/15/06	9,500	9,500
Peace River/Manasota Regional Water Supply Auth		
+▶■I Utility System Refunding RB Series 2005 A&B 3.55%, 01/07/06	11,000	11,000
Pinellas Cnty IDA		
+■ IDRB (H&S Swansons Tool Co) Series 2001 3.60%, 01/07/06	3,275	3,275
+■ IDRB (Restorative Care of America) Series 2001 3.70%, 01/07/06	1,630	1,630
Pinellas Cnty SD		
TAN Series 2005 3.21%, 06/30/06	20,000	20,075
Polk Cnty IDA		
+■ IDRB (Pavermodule) Series 1998 3.60%, 01/07/06	2,710	2,710
Port St Lucie		
+▶■ Utility System Refunding RB Series 2004A 3.53%, 01/07/06	12,000	12,000
Reedy Creek Improvement District		
+▶■I Utilities Refunding RB Series 2003-2 3.54%, 01/07/06	7,590	7,590
Sarasota Cnty		
+■ RB (Sarasota Family YMCA) Series 1999 3.42%, 01/07/06	2,470	2,470
+▶■I Utility System Refunding RB Series 2005A 3.55%, 01/07/06	4,525	4,525
Sarasota Cnty Health Facilities Auth		
+■ RB (Sarasota-Manatee Jewish Housing Council, Inc) Series 2005A 3.33%, 01/07/06	8,400	8,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Seminole Cnty IDA		
+■ IDRB (Amrhein Family Limited Partnership) Series 2001 3.60%, 01/07/06	4,125	4,125
St Petersburg		
+■ Capital Improvement RB (Airport) Series 1997C 3.60%, 01/07/06	210	210
Sumter Cnty IDA		
+■ IDRB (Robbins Manufacturing Co) Series 1997 3.52%, 01/07/06	1,200	1,200
Sumter Landing Community Development District		
+▶■I Recreational RB Series 2005A 3.55%, 01/07/06	3,330	3,330
Sunshine State Governmental Finance Commission		
+▶ CP Revenue Notes (Miami-Dade Cnty Program) Series G 2.95%, 01/05/06	5,000	5,000
TECP Series 1998A		
+▶ 2.90%, 01/05/06	15,000	15,000
+▶ 3.09%, 02/06/06	20,207	20,207
Tallahassee-Leon Cnty Civic Center Auth		
+■ Capital Improvement RB Series 1998A 3.55%, 01/07/06	9,290	9,290
Tampa		
+■ Educational Facilities RB (Pepin Academy of Tampa) Series 2002 3.56%, 01/07/06	3,755	3,755
+■ RB (CHF-Tampa LLC Project for the University of Tampa) Series 2005A 3.52%, 01/07/06	9,000	9,000
+■ RB (Tampa Preparatory School) Series 2000 3.40%, 01/07/06	10,100	10,100
Tampa Bay Water Auth		
+▶■I Utility System Refunding and Improvement RB Series 2001A 3.59%, 01/07/06	5,200	5,200
University of South Florida Research Foundation		
+■ RB (Interdisciplinary Research Building) Series 2004A 3.75%, 01/04/06	18,155	18,155

See financial notes.   41

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Volusia Cnty Educational Facilities Auth		
+∎ RB (Bethune-Cookman College) Series 2001 3.55%, 01/07/06	10,475	10,475
		1,710,435
Illinois 0.4%		
Chicago O'Hare International Airport		
+▶∎ General Airport Third Lien RB Series 2003B-2 3.58%, 01/07/06	8,595	**8,595**
Indiana 0.1%		
Indiana HFA		
▶∎ S/F Mortgage RB Series 2002B 3.59%, 01/04/06	1,025	**1,025**
Louisiana 0.3%		
East Baton Rouge		
∎ Pollution Control Refunding RB 3.69%, 01/07/06	6,000	**6,000**
Michigan 1.2%		
Detroit		
RAN Series 2005 2.63%, 04/03/06	20,000	20,068
Wayne Cnty		
+▶∎ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2002A 3.54%, 01/07/06	4,350	4,350
		24,418
New York 1.3%		
New York City Municipal Water Finance Auth		
+▶∎ Water and Sewer System RB Fiscal 1993C 3.72%, 01/07/06	16,300	16,300
Port Auth of New York and New Jersey		
▶∎ Consolidated Bonds 138th Series 3.56%, 01/07/06	8,330	8,330
		24,630
Pennsylvania 0.4%		
Allegheny Cnty Port Auth		
+ GAN Series 2005 2.68%, 06/30/06	7,000	**7,044**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico 6.9%		
Puerto Rico		
+▶∎ Public Improvement Bonds Series 2001A 3.53%, 01/07/06	8,000	8,000
+ TRAN Series 2006 3.23%, 07/28/06	15,000	15,107
Puerto Rico Electric Power Auth		
+▶∎ Power RB Series NN 3.55%, 01/07/06	15,000	15,000
+▶∎ RB Series HH 3.54%, 01/05/06	9,200	9,200
Puerto Rico Highway and Transportation Auth		
RB Series Y		
+▶∎ 3.54%, 01/07/06	10,600	10,600
+▶∎ 3.50%, 01/07/06	5,000	5,000
+▶∎ Transportation Refunding RB Series L 3.53%, 01/07/06	16,000	16,000
Puerto Rico Housing Finance Corp		
+▶∎ Homeownership Mortgage RB Series 1998A 3.57%, 01/07/06	9,900	9,900
Puerto Rico Infrastructure Financing Auth		
▶∎ Special Obligation Bonds Series 2000A 3.54%, 01/07/06	20,000	20,000
+▶∎ Special Tax RB Series 2005A 3.50%, 01/07/06	2,000	2,000
+▶∎ Special Tax Refunding RB Series 2005C 3.52%, 01/07/06	15,890	15,890
Puerto Rico Public Buildings Auth		
+▶∎ Government Facilities RB Series B 3.54%, 01/07/06	10,095	10,095
		136,792
Texas 0.4%		
Dallas Fort Worth International Airport		
+▶∎ Joint Improvement and Refunding RB Series 2001A 3.58%, 01/07/06	7,495	**7,495**

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$1,930,939
Cash	253
Receivables:	
Investments sold	32,480
Interest	9,477
Prepaid expenses	+ 34
Total assets	**1,973,183**

Liabilities

Payables:	
Dividends to shareholders	138
Investment adviser and administrator fees	31
Transfer agent and shareholder service fees	75
Trustees' fees	8
Accrued expenses	+ 61
Total liabilities	**313**

Net Assets

Total assets	1,973,183
Total liabilities	− 313
Net assets	**$1,972,870**

Net Assets by Source

Capital received from investors	1,973,169
Net investment income not yet distributed	12
Net realized capital losses	(311)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,972,870		1,973,081		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $1,930,939. Includes restricted but deemed liquid securities comprised of 144A securities, worth $589,963 or 29.9% of the fund's total net assets. During the reporting period, the fund had $2,657,796 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio	$1,930,939
Undistributed earnings:	
Tax-exempt income	$12
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2012	$80
2013	+ 231
	$311

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest		**$29,436**

Net Realized Gains and Losses

Net realized losses on investments sold		**(223)**

Expenses

Investment adviser and administrator fees		4,526
Transfer agent and shareholder service fees		5,434
Trustees' fees		27
Custodian and portfolio accounting fees		94
Professional fees		30
Registration fees		72
Shareholder reports		53
Other expenses	+	17
Total expenses		10,253
Expense reduction	–	2,362
Net expenses		**7,891**

Increase in Net Assets from Operations

Total investment income		29,436
Net expenses	–	7,891
Net investment income		**21,545**
Net realized losses	+	(223)
Increase in net assets from operations		**$21,322**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses through April 29, 2006, to 0.65% of average daily net assets. Prior to April 30, 2005, the limit was 0.66%. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

		1/1/05–12/31/05	1/1/04–12/31/04
Net investment income		$21,545	$7,043
Net realized losses	+	(223)	(88)
Increase in net assets from operations		**21,322**	**6,955**

Distributions Paid

Dividends from net investment income	**21,545**	**7,031**

Transactions in Fund Shares

Shares sold		5,637,418	4,541,419
Shares reinvested		21,042	6,847
Shares redeemed	+	(5,589,996)	(4,447,636)
Net transactions in fund shares		**68,464**	**100,630**

Net Assets

Beginning of period		1,904,629	1,804,075
Total increase	+	68,241	100,554
End of period		**$1,972,870**	**$1,904,629**

100% of the funds dividends for the current and prior periods are tax-exempt interest dividends.

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $12 at the end of current and prior period.

Schwab Massachusetts Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/05– 12/31/05	1/1/04– 12/31/04	5/16/03[1]– 12/31/03
Per-Share Data ($)			
Net asset value at beginning of period	1.00	1.00	1.00
Income from investment operations:			
Net investment income	0.02	0.01	0.00[2]
Less distributions:			
Dividends from net investment income	(0.02)	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00	1.00
Total return (%)	1.78	0.64	0.30[3]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.63	0.60	0.51[4,5]
Gross operating expenses	0.87	0.86	0.86[4]
Net investment income	1.76	0.63	0.48[4]
Net assets, end of period ($ x 1,000,000)	351	386	363

[1] Commencement of operations.

[2] Per share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

[5] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense by an additional 0.09%.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

+ Credit-enhanced security

▶ Liquidity-enhanced security

■ Variable-rate security

▮ 144A Security; restricted but deemed liquid

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.0% Municipal Securities	347,818	347,818
99.0% Total Investments	347,818	347,818
1.0% Other Assets and Liabilities		3,570
100.0% Net Assets		351,388

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 99.0% of net assets		
Massachusetts 96.1%		
Bridgewater-Raynham Regional SD		
BAN		
2.70%, 07/05/06	1,726	1,735
Danvers		
BAN		
2.40%, 02/03/06	2,300	2,302
Duxbury		
BAN		
2.25%, 01/13/06	2,000	2,001
Falmouth		
BAN		
2.73%, 07/21/06	2,000	2,014
3.24%, 07/21/06	2,775	2,790
Fitchburg		
BAN		
2.80%, 06/09/06	1,305	1,312
Freetown-Lakeville Regional SD		
BAN		
3.06%, 10/20/06	2,000	2,018
Haverhill		
BAN		
3.25%, 11/10/06	2,000	2,021
Hudson		
BAN		
2.82%, 05/12/06	3,000	3,012
King Philip Regional SD		
GO BAN Lot B		
3.25%, 06/15/06	2,300	2,313
Lancaster		
BAN		
2.80%, 04/21/06	3,157	3,168
Marion		
BAN		
2.72%, 07/14/06	2,561	2,578
Massachusetts		
+▶▮■ GO Bonds Consolidated Loan Series 1998C		
3.54%, 01/07/06	3,485	3,485
▶▮■ GO Bonds Consolidated Loan Series 2000C		
3.53%, 01/07/06	3,000	3,000
+▶▮■ GO Bonds Consolidated Loan Series 2001D		
3.55%, 01/07/06	5,585	5,585

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■■ GO Bonds Consolidated Loan Series 2004A		
3.54%, 01/07/06	3,950	3,950
GO Bonds Consolidated Loan Series 2005C		
▶■■ 3.54%, 01/07/06	5,185	5,185
▶■■ 3.55%, 01/07/06	5,800	5,800
▶■■ 3.53%, 01/07/06	9,800	9,800
GO Refunding Bonds Series 2004A		
+▶■■ 3.58%, 01/04/06	5,990	5,990
+▶■■ 3.55%, 01/07/06	3,000	3,000
+▶■■ GO Refunding Bonds Series 2004C		
3.53%, 01/05/06	5,000	5,000
TECP Series G		
▶■■ 3.24%, 01/17/06	9,000	9,000
Massachusetts Bay Transportation Auth		
Assessment Bonds Series 2005A		
▶■■ 3.54%, 01/07/06	9,995	9,995
▶■■ 3.55%, 01/07/06	7,000	7,000
▶■■ Sr Sales Tax Bonds Series 2004C		
3.55%, 01/05/06	5,685	5,685
Sr Sales Tax Bonds Series 2005A		
▶■■ 3.53%, 01/07/06	2,800	2,800
▶■■ 3.54%, 01/07/06	19,400	19,400
▶■■ 3.55%, 01/07/06	5,000	5,000
+▶■■ Sr Sales Tax RB Series 2005A		
3.54%, 01/07/06	2,300	2,300
Massachusetts Development Finance Agency		
+▶■ Education RB (Dexter School) Series 2000		
3.53%, 01/07/06	6,320	6,320
+■ M/F Housing RB (Archstone Reading Apts) Series 2004A		
3.59%, 01/07/06	5,000	5,000
+■ M/F Housing RB (Midway Studios) Series 2003A		
3.59%, 01/07/06	5,000	5,000
+■ M/F Housing Refunding RB (Kensington at Chelmsford) Series 2002		
3.51%, 01/07/06	16,300	16,300
+■ RB (Berkshire School) Series 2001		
3.52%, 01/07/06	4,500	4,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■■ RB (Boston University) Series T-1		
3.54%, 01/07/06	2,605	2,605
+■ RB (Community Resources for Justice) Series 2005		
3.53%, 01/07/06	5,000	5,000
+■ RB (FIBA Technologies) Series 2003		
3.59%, 01/04/06	1,800	1,800
+■ RB (Fessenden School) Series 2001		
3.55%, 01/07/06	2,000	2,000
+■ RB (Gordon College) Series 2002		
3.53%, 01/07/06	1,600	1,600
+▶■■ RB (WGBH Educational Foundation) Series 2002A		
3.55%, 01/07/06	3,000	3,000
+■ RB (Worcester Academy) Series 2000		
3.53%, 01/07/06	7,500	7,500
+■ RB (YMCA of Greater Boston) Series 2004A		
3.53%, 01/07/06	600	600
Massachusetts Health and Educational Facilities Auth		
+▶■■ RB (Baystate Medical Center) Series D		
3.55%, 01/07/06	9,000	9,000
+■ RB (Boston Home) Series 2002B		
3.53%, 01/05/06	2,500	2,500
+▶■ RB (Capital Assets Program) Series 1985D		
3.72%, 01/03/06	240	240
▶■■ RB (MIT) Series K		
3.54%, 01/07/06	8,800	8,800
▶■■ RB (Massachusetts Institute of Technology) Series I-1		
3.55%, 01/07/06	4,000	4,000
+▶■■ RB (Winchester Hospital) Series D		
3.55%, 01/07/06	4,000	4,000
Massachusetts HFA		
▶■■ Housing Bonds Series 2003S		
3.66%, 01/04/06	7,285	7,285

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗■▮ RB Series 2005H		
3.66%, 01/04/06	2,965	2,965
Rental Housing Mortgage RB		
Series 2002F		
✚◗■▮ 3.58%, 01/07/06	5,315	5,315
✚◗■▮ 3.56%, 01/07/06	4,715	4,715
Massachusetts IFA		
✚■ RB (New England College of		
Optometry) Series 1997		
3.53%, 01/07/06	6,330	6,330
Massachusetts Port Auth		
✚◗■▮ RB (Delta Airlines, Inc)		
Series 2001A		
3.58%, 01/07/06	2,495	2,495
Massachusetts School Building Auth		
✚◗■▮ Dedicated Sales Tax Bonds		
Series 2005A		
3.54%, 01/07/06	17,005	17,005
Massachusetts Turnpike Auth		
✚◗■▮ RB (Western Turnpike)		
Series 1997A		
3.54%, 01/07/06	8,500	8,500
Massachusetts Water Pollution Abatement Trust		
✚◗■▮ Pool Program Bonds Series 5		
3.53%, 01/07/06	3,000	3,000
✚◗■▮ RB Subordinate Series 1999A		
3.53%, 01/04/06	9,500	9,500
Massachusetts Water Resources Auth		
✚ CP Series 1994		
3.08%, 02/08/06	5,500	5,500
General Refunding RB		
Series 2005A		
✚◗■▮ 3.53%, 01/07/06	1,700	1,700
✚◗■▮ 3.54%, 01/07/06	4,705	4,705
Nashoba Regional SD		
State Qualified BAN		
2.90%, 09/14/06	2,780	2,806
Natick		
BAN		
2.75%, 04/28/06	2,000	2,006
New Bedford		
BAN Series B		
3.24%, 02/24/06	10,000	9,999
Pembroke		
BAN		
2.87%, 08/03/06	3,000	3,019
Ralph C. Mahar Regional SD		
BAN		

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.70%, 07/14/06	2,000	2,011
Silver Lake Regional SD		
GO BAN		
2.58%, 03/30/06	3,000	3,006
University of Massachusetts Building Auth		
✚◗■▮ Refunding RB Sr		
Series 2005-2		
3.55%, 01/07/06	3,000	3,000
West Tisbury		
BAN		
2.85%, 06/15/06	1,850	1,859
Woburn		
BAN		
3.05%, 10/06/06	2,000	2,021
		337,746
Puerto Rico 2.9%		
Puerto Rico		
✚ TRAN Series 2006		
3.23%, 07/28/06	10,000	**10,072**

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$347,818
Cash	300
Interest receivable	3,299
Prepaid expenses	+ 48
Total assets	**351,465**

Liabilities

Payables:	
Dividends to shareholders	23
Investment adviser and administrator fees	4
Transfer agent and shareholder service fees	13
Trustees' fees	7
Accrued expenses	+ 30
Total liabilities	**77**

Net Assets

Total assets	351,465
Total liabilities	− 77
Net assets	**$351,388**

Net Assets by Source

Capital received from investors	351,482
Net investment income not yet distributed	1
Net realized capital losses	(95)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$351,388		351,483		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $347,818. Includes restricted but deemed liquid securities comprised of 144A securities worth of $225,385 or 64.1% of the fund's total net assets. During the reporting period, the fund had $630,110 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio	$347,818
Undistributed earnings:	
Tax-exempt income	$1
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2011	$2
2012	83
2013	+ 10
	$95

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$8,466**

Net Realized Gains and Losses

Net realized losses on investments sold	**(10)**

Expenses

Investment adviser and administrator fees		1,347
Transfer agent and shareholder service fees		1,595
Trustees' fees		27
Custodian and portfolio accounting fees		30
Professional fees		27
Registration fees		45
Shareholder reports		6
Other expenses	+	8
Total expenses		3,085
Expense reduction	−	843
Net expenses		**2,242**

Increase in Net Assets from Operations

Total investment income		8,466
Net expenses	−	2,242
Net investment income		**6,224**
Net realized losses	+	(10)
Increase in net assets from operations		**$6,214**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 29, 2006, to 0.65% of average daily net assets. Prior to May 1, 2005, this limit was 0.60%. This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$6,224	$2,365
Net realized losses	(10)	(89)
Increase in net assets from operations	**6,214**	**2,276**

100% of the funds dividends for the current and prior periods are tax-exempt interest dividends.

Distributions Paid

Dividends from net investment income	**6,223**	**2,359**

Transactions in Fund Shares

Shares sold	1,272,243	1,294,316
Shares reinvested	6,127	2,326
Shares redeemed	+ (1,312,689)	(1,273,373)
Net transactions in fund shares	**(34,319)**	**23,269**

Because all transactions in this section took place at $1.00 a share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	385,716	362,530
Total increase or decrease	+ (34,328)	23,186
End of period	**$351,388**	**$385,716**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $1 and $— at the end of current period and prior report periods, respectively.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The Schwab New York Municipal Money Fund offers two share classes : Sweep Shares and Value Advantage Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. The Schwab New Jersey Municipal Money, Pennsylvania Municipal Money, Florida Municipal Money and Massachusetts Municipal Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds pay fees to affiliates of the Investment Adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Investor Money Fund
  Schwab Advisor Cash Reserves
  Schwab Cash Reserves

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which the funds belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity using the effective interest rate method. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab New York Municipal Money Fund, Schwab New Jersey Municipal Money Fund, Schwab Pennsylvania Municipal Money Fund, Schwab Florida Municipal Money Fund, and Schwab Massachusetts Municipal Money Fund (five of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Funds") at December 31, 2005, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
February 14, 2006

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab New York Municipal Money Fund, the Schwab New Jersey Municipal Money Fund, the Schwab Pennsylvania Municipal Money Fund, the Schwab Florida Municipal Money Fund and the Schwab Massachusetts Municipal Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

Interim Approval, May 2005. At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. In connection with the interim approval of the Agreement, the Board requested that CSIM prepare responses to certain questions outlined below in advance of the next regularly scheduled Board meeting. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. The Board noted that certain funds, including the Florida Municipal Money Fund—Sweep Shares, had lower performance relative to their respective peer groups than other funds, and inquired as to the underlying reasons for this relative performance. The Board also requested that CSIM evaluate the reasons for such funds' relative performance, consider appropriate measures to address the performance and report the results of their findings at the next Board meeting. Following such evaluation, and based upon CSIM's agreement to perform such analyses, etc. relating to performance, the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Subsequent Continuation, August 2005. At the August 31, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the continuation of the Agreement through June 30, 2006. This approval extended the interim approval of the Agreement by the Board, which had taken place on May 24, 2005 and is discussed above. In connection with the approval of the Agreement, the Board considered additional information provided by CSIM in response to the Board's requests at the May 24, 2005 meeting, as well as reconsidered the information provided and factors considered at prior meetings. The Board concluded that the information provided at the meeting supported continuation of the Agreement. In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate). *Until 2001:* Special Advisor to the President, Stanford University. *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University. Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2]

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3] Non-Executive Chairman, Solectron Corporation (manufacturing).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Trustee, Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01,* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES Adjustable convertible extendable security
BAN Bond anticipation note
COP Certificate of participation
GAN Grant anticipation note
GO General obligation
HDA Housing Development Authority
HFA Housing Finance Agency
IDA Industrial Development Authority
IDB Industrial Development Board
IDRB Industrial Development Revenue Bond
M/F Multi-family
RAN Revenue anticipation note
RB Revenue bond
S/F Single-family
TAN Tax anticipation note
TECP Tax-exempt commercial paper
TRAN Tax and revenue anticipation note
VRD Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab California Municipal Money Fund™

Annual Report
December 31, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., which currently ranks as one of the largest investment managers in the country. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

We strive every day to warrant the trust you have placed in us; that will never change. Thank you for investing with us.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for your Schwab money fund for the year ended December 31, 2005. Although the period was marked by volatility, our money funds provided competitive yields as well as safety and stability.

I would like to take this opportunity to remind you that Schwab Funds offers a range of position-traded money funds that are available with a variety of minimums and investment strategies to meet your needs. These funds and share classes are available beginning with a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include both taxable and, for clients who are tax sensitive, tax-free investment strategies. To make these products even more convenient, we've recently reduced the subsequent investment minimum requirement from $5,000 to $500 on several of our Value Advantage Investments.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. During the report period covered by this book, Schwab Funds launched seven new funds across varying investment styles and strategies.

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Kevin Shaughnessy, CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the fund. Prior to joining the firm in 2000, he worked for more than 10 years in fixed income portfolio management.

The Investment Environment and the Fund

Despite having witnessed a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates eight consecutive times in the one-year report period and bringing the benchmark rate up to 4.25%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

Regardless of the concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.5%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past two quarters was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructures in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September, although softening oil demand and quick action by the federal government to release Strategic Petroleum Reserves led to a subsequent decline off that peak. During the fourth quarter, oil had dropped to as low as $58 a barrel, but then rebounded back to $64 as of the end of the period. While the full economic effect of the hurricanes remains unknown, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in those areas.

Another significant event that happened during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he had not yet been confirmed into office as of the end of the report period, Bernanke's experience on

the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

As noted above, the Fed continued in its tightening mode, raising short-term rates 0.25% at each of its eight meetings this year. At the end of the one-year report period, the benchmark rate was up to 4.25%. The higher rates translated into higher money fund yields making them more attractive as an investment vehicle. The yields on municipal variable-rate demand notes rose significantly during the year as the Bond Market Association's BMA seven-day municipal index rose by 1.50%. This change caused the yields on the Schwab California Municipal Money Fund to increase for the period.

During the year, the fund's weighted average maturity (WAM) was positioned anywhere from neutral to 15 days longer than the peer group averages. When the opportunity arose, we added commercial paper with maturities of 30-90 days as well as variable-rate demand notes. We feel that both of these asset classes offered the best relative value during the report period.

The combination of rising interest rates, and improved financial circumstances for state and local governments combined to cause a decline in fixed-rate note issuance for 2005. The drop off in note supply was partially offset by an increase in structured variable-rate notes.

Schwab California Municipal Money Fund. California's economy continues to strengthen, building on solid growth in employment and exports, a healthy construction sector, and strong growth in personal income. The state added an average of 230,000 payroll jobs from January to November 2005, up 1.6% over the same period in 2004. This compares with a 1.0% year-over-year increase for all of 2004. Nearly a quarter of these jobs however, were in the construction sector. The state also reported strong gains in the leisure and hospitality and professional- and business-services job sectors. The state's average unemployment rate dropped to 5.4% over this eleven-month period, compared to 6.2% in 2004 and 6.8% in 2003. The state Department of Finance is projecting 1.3% growth in payroll jobs for 2006, and 5.8% growth in personal income.

California's fiscal 2006 budget was adopted on July 11, 2005 and was balanced with no new taxes or significant borrowing. The plan also fully funded the state's commitment to transportation and began to pay off prior-year loans to local governments. The budget, however, provided for continued spending in excess of recurring annual revenues and was balanced largely through the use of accumulated reserves. Revenue receipts through December 2005 are running about $2.4 billion ahead of the original budget forecast, or 6.3%, led by strong individual income and corporation taxes. The Department of Finance is now projecting full year receipts could be nearly $3.5 billion above budget, which, together with prior year tax amnesty accruals, would result in a general fund balance of over $7.0 billion at June 30, 2006, or 7.8% of annual expenditures.

On January 10, 2006, Governor Schwarzenegger introduced his spending plan for fiscal 2007 which begins on July 1, 2006. Though it proposes no new taxes, the budget includes an ongoing spending commitment that outstrips fiscal 2007 projected revenues by about $4.7 billion, which is covered through the use of accumulated reserves. The proposal increases spending for primary and secondary education, repays prior year loans from transportation programs, and accelerates repayment of deficit bonds. The budget, however, would reduce the year-end general fund balance to just $612 million. If the fiscal year 2007 plan is enacted, California's Legislative Analyst projects recurring annual budget gaps of as much as $6 billion in future years. The Governor is also proposing a far-reaching capital investment plan that could lead to the issuance of $68 billion of new general obligation debt over 10-15 years.

California's medium investment-grade credit ratings reflect its ongoing struggles for structural financial balance. The credit quality of its many underlying units of government, including counties, cities, universities, and school districts, varies widely, but has been mostly stable through the last year. Though Moody's and Fitch both upgraded their ratings by a single notch in early July 2005, California's ratings remain among the lowest of the U.S. states. At the end of the report period, the state's ratings were A2 from Moody's, A from Standard & Poor's, and A from Fitch.

Performance and Fund Facts as of 12/31/05

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Sweep Shares	Value Advantage Shares™
Ticker Symbol	SWCXX	SWKXX
Seven-Day Yield[1]	2.64%	2.84%
Seven-Day Yield–No Waiver[2]	2.47%	2.70%
Seven-Day Effective Yield[1]	2.65%	2.86%
Seven-Day Taxable-Equivalent Effective Yield[1,3]	4.55%	4.91%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	38 days
Credit Quality of Holdings % of portfolio	100% Tier 1
Credit-Enhanced Securities % of portfolio	66%
Minimum Initial Investment[4]	
Sweep Investments™	*
Value Advantage Shares	$25,000
($15,000 for IRA and custodial accounts)[5]	

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.
[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.
[3] Taxable-equivalent effective yield assumes a 2005 maximum combined federal regular income and California state personal income tax rate of 41.70%. Investment income may be subject to the Alternative Minimum Tax.
[4] Please see prospectus for further detail and eligibility requirements.
[5] Municipal money funds are generally not appropriate investments for IRAs and other tax-deferred accounts. Please consult your tax advisor about your situation.
* Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2005 and held through December 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/05	Ending Account Value (Net of Expenses) at 12/31/05	Expenses Paid During Period[2] 7/1/05–12/31/05
Schwab California Municipal Money Fund™				
Sweep Shares				
Actual Return	0.65%	$1,000	$1,010.10	$3.29
Hypothetical 5% Return	0.65%	$1,000	$1,021.93	$3.31
Value Advantage Shares™				
Actual Return	0.45%	$1,000	$1,011.10	$2.28
Hypothetical 5% Return	0.45%	$1,000	$1,022.94	$2.29

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Financial Statements

Financial Highlights

Sweep Shares	1/1/05–12/31/05	1/1/04–2/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.02	0.01	0.00[1]	0.01	0.02
Less distributions:					
Dividends from net investment income	(0.02)	(0.01)	(0.00)[1]	(0.01)	(0.02)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.76	0.59	0.46	0.83	1.99
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.65	0.65	0.65	0.65
Gross operating expenses	0.82	0.82	0.82	0.82	0.82
Net investment income	1.74	0.58	0.45	0.83	1.98
Net assets, end of period ($ x 1,000,000)	4,134	4,147	4,169	4,056	3,897

Value Advantage Shares	1/1/05–12/31/05	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.02	0.01	0.01	0.01	0.02
Less distributions:					
Dividends from net investment income	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	1.96	0.79	0.66	1.03	2.19
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.45	0.45	0.45	0.45	0.45
Gross operating expenses	0.59	0.59	0.59	0.59	0.61
Net investment income	1.96	0.78	0.65	1.03	2.11
Net assets, end of period ($ x 1,000,000)	3,240	2,825	3,061	3,081	2,563

[1] Per-share amount was less than $0.01.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

◆ Delayed-delivery security

▮ 144A Security; restricted but deemed liquid

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.1% Municipal Securities	7,380,461	7,380,461
100.1% Total Investments	7,380,461	7,380,461
(0.1)% Other Assets and Liabilities		(6,726)
100.0% Net Assets		7,373,735

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 100.1% of net assets		
California 98.1%		
Alameda Cnty IDA		
✚■ RB (Aitchison Family Partnership) Series 1993A 3.51%, 01/07/06	2,520	2,520
✚■ RB (JMS Family Partnership) Series 1995A 3.51%, 01/04/06	1,000	1,000
✚■ RB (Malmberg Engineering) Series 1999A 3.92%, 01/07/06	2,205	2,205
✚■ RB (Scientific Technology) Series 1994A 3.56%, 01/07/06	2,200	2,200
Anaheim Housing Auth		
✚■ M/F Housing RB (Casa Granada Apts) Series 1997A 3.39%, 01/07/06	3,495	3,495
✚■ M/F Housing RB (Park Vista Apts) Series 2000D 3.61%, 01/04/06	21,000	21,000
✚■ M/F Housing RB (Port Trinidad Apts) Series 1997C 3.39%, 01/07/06	1,940	1,940
✚■ M/F Housing Refunding RB (Sage Park) Series 1998A 3.55%, 01/07/06	5,500	5,500
Anaheim Public Financing Auth		
✚◗■▮ RB (Electric System Distribution Facilities) Series 2002A 3.55%, 01/07/06	9,145	9,145
Association of Bay Area Governments		
✚◗■▮ Bonds (Airport Premium Fare-Bart SFO Extension) Series 2002A 1.25%, 01/07/06	9,995	9,995
✚■ COP (Harker School Foundation) Series 1998 3.50%, 01/07/06	4,300	4,300
✚◗■ Lease RB Series 2003A 4.40%, 01/07/06	1,000	1,000
✚■ M/F Housing RB (Artech Building) Series 1999A 3.58%, 01/07/06	3,200	3,200

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)	Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Crossing Apts) Series 2002A			+▶■▮ 3.55%, 01/07/06	8,495	8,495
4.41%, 01/07/06	64,450	64,450	+▶■▮ 3.53%, 01/07/06	39,415	39,415
+■ M/F Housing RB (Miramar Apts) Series 2000A			▶■▮ 3.53%, 01/07/06	39,995	39,995
3.55%, 01/07/06	30,000	30,000	+▶■▮ 3.54%, 01/07/06	6,685	6,685
+■ M/F Housing RB (Mountain View Apts) Series 1997A			▶■▮ 3.54%, 01/07/06	18,745	18,745
3.60%, 01/07/06	6,025	6,025	+▶■ Economic Recovery Bonds Series 2004C-18		
+■ M/F Housing RB (Paragon Apts at the Crossing) Series 2005A			3.50%, 01/04/06	1,000	1,000
			▶■ Economic Recovery Bonds Series 2004C-3		
3.58%, 01/07/06	22,000	22,000	3.72%, 01/03/06	30,115	30,115
+■ RB (Francis Parker School) Series 2005			+■ Economic Recovery Bonds Series 2004C-6		
3.55%, 01/07/06	5,000	5,000	3.75%, 01/03/06	42,950	42,950
+■ RB (Public Policy Institute of California) Series 2001A			+■ Economic Recovery Bonds Series 2004C-8		
3.55%, 01/07/06	10,000	10,000	3.65%, 01/07/06	11,500	11,500
Bay Area Toll Auth			+■ Economic Recovery Bonds Series 2004C-9		
+▶■▮ San Francisco Bridge RB Series D			3.65%, 01/03/06	3,800	3,800
3.53%, 01/07/06	10,125	10,125	GO Bonds		
California			+▶■▮ 3.53%, 01/07/06	54,605	54,605
2005-06 RAN			+▶■▮ 3.55%, 01/07/06	68,560	68,560
3.01%, 06/30/06	105,000	105,762	+▶■▮ 3.53%, 01/07/06	24,665	24,665
3.04%, 06/30/06	25,000	25,178	+▶■▮ 3.54%, 01/07/06	94,540	94,540
3.18%, 06/30/06	20,000	20,127	+▶■▮ 3.55%, 01/07/06	54,585	54,585
3.24%, 06/30/06	20,000	20,121	GO Bonds Series 1999		
GO CP Notes			+▶■▮ 3.53%, 01/07/06	10,835	10,835
▶ 2.80%, 01/05/06	33,000	33,000	+▶■▮ 3.55%, 01/07/06	13,675	13,675
▶ 2.85%, 01/10/06	68,000	68,000	+■ GO Bonds Series 2003C-3		
▶ 2.90%, 01/10/06	19,000	19,000	3.51%, 01/07/06	20,000	20,000
▶ 2.82%, 01/11/06	15,000	15,000	+■ GO Bonds Series 2003C-4		
▶ 2.90%, 01/11/06	6,000	6,000	3.50%, 01/07/06	2,400	2,400
▶ 2.79%, 01/12/06	43,900	43,900	+■ GO Bonds Series 2004A-3		
▶ 2.82%, 01/12/06	5,000	5,000	3.75%, 01/07/06	9,000	9,000
3.02%, 01/12/06	24,000	24,000	+■ GO Bonds Series 2004A-8		
▶ 2.85%, 01/18/06	20,050	20,050	3.45%, 01/07/06	5,000	5,000
▶ 2.82%, 01/19/06	52,370	52,370	+■ GO Bonds Series 2004B-3		
▶ 3.10%, 02/06/06	37,950	37,950	3.62%, 01/07/06	4,600	4,600
Economic Recovery Bonds Series 2004A			+■ GO Bonds Series 2004B-6		
▶■▮ 3.53%, 01/04/06	100,000	100,000	3.51%, 01/07/06	21,300	21,300
+▶■▮ 3.51%, 01/07/06	13,975	13,975	+■ GO Bonds Series 2005-B6		
+▶■▮ 3.53%, 01/07/06	8,872	8,872	3.15%, 01/03/06	60,000	60,000
			+■ GO Bonds Series 2005-B7		
			3.15%, 01/07/06	30,000	30,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
GO CP Notes		
◗ 3.02%, 01/12/06	57,000	57,000
◗ 2.78%, 01/17/06	45,000	45,000
◗ 3.07%, 02/08/06	35,000	35,000
GO Refunding Bonds		
+◗■ 3.53%, 01/07/06	45,325	45,325
+◗■ 3.54%, 01/07/06	25,330	25,330
+◗■ 3.53%, 01/07/06	6,000	6,000
+◗■ GO Refunding Bonds Series 2005 3.54%, 01/07/06	16,125	16,125
Various Purpose GO Bonds		
+◗■ 3.53%, 01/07/06	16,385	16,385
+◗■ 3.54%, 01/07/06	3,280	3,280
+◗■ Veterans GO Bonds Series CB 3.60%, 01/07/06	9,375	9,375
California Alternative Energy Source Financing Auth		
■ Cogeneration Facility RB Series 1993B 3.39%, 01/07/06	13,360	13,360
California Dept of Water Resources		
Power Supply RB Series 2002A		
+◗■ 3.53%, 01/07/06	43,015	43,015
+◗■ 3.53%, 01/07/06	19,160	19,160
+■ Power Supply RB Series 2002B-1 3.70%, 01/07/06	8,800	8,800
+■ Power Supply RB Series 2002B-3 3.65%, 01/07/06	4,800	4,800
+■ Power Supply RB Series 2002B-4 3.75%, 01/07/06	2,500	2,500
+■ Power Supply RB Series 2002B-6 3.62%, 01/07/06	1,200	1,200
+■ Power Supply RB Series 2002C-1 3.55%, 01/07/06	5,000	5,000
+■ Power Supply RB Series 2002C-11 3.34%, 01/07/06	3,100	3,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Power Supply RB Series 2002C-14 3.50%, 01/07/06	2,010	2,010
+■ Power Supply RB Series 2002C-17 3.48%, 01/07/06	9,000	9,000
+◗■ Power Supply RB Series 2002C-3 3.55%, 01/07/06	17,100	17,100
+■ Power Supply RB Series 2002C-4 3.53%, 01/07/06	3,550	3,550
+■ Power Supply RB Series 2002C-8 3.45%, 01/07/06	3,000	3,000
+■ Power Supply RB Series 2005F-2 3.21%, 01/12/06	25,000	25,000
+■ Power Supply RB Series 2005F-5 3.20%, 01/12/06	25,000	25,000
+◗■ Power Supply RB Series 2005G-3 3.18%, 02/02/06	50,000	50,000
+◗■ Power Supply RB Series 2005G-5 3.31%, 01/07/06	50,000	50,000
+◗■ Power Supply RB Series 2005G-6 3.17%, 02/16/06	25,000	25,000
+◗■ Power Supply RB Series 2005G-8 3.18%, 02/16/06	50,000	50,000
+◗■ Water Refunding RB (Big Bear Lake) Series 1996 3.53%, 01/07/06	8,445	8,445
California Economic Development Financing Auth		
+■ Airport Facilities RB (Mercury Air Group) Series 1998 3.55%, 01/07/06	13,000	13,000
+■ IDRB (Calco) Series 1997 3.49%, 01/07/06	480	480
+■ IDRB (Gaiser Tool Company) Series 1997 3.51%, 01/07/06	1,545	1,545

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ IDRB (Lion Raisins) Series 1998		
3.55%, 01/05/06	1,055	1,055
✚■ IDRB (Serra Microchassis) Series 1997B		
3.80%, 01/07/06	3,500	3,500
California Educational Facilities Auth		
◗■ RB (California Institute of Technology) Series 2003A		
3.55%, 01/07/06	5,645	5,645
✚■ RB (Chapman University) Series 2000		
3.60%, 01/07/06	4,500	4,500
✚■ RB (University of Judaism) Series 1998A		
3.59%, 01/07/06	5,100	5,100
✚◗■▮ RB (University of San Francisco) Series 1996		
3.53%, 01/07/06	8,995	8,995
◗■▮ RB (University of Southern California) Series 2003C		
3.53%, 01/07/06	10,760	10,760
✚◗■▮ Refunding RB (Pepperdine University) Series 2005A		
3.53%, 01/07/06	15,835	15,835
California Health Facilities Finance Auth		
✚◗■ Hospital RB (Adventist Health System/West) Series 1998A		
3.70%, 01/03/06	3,000	3,000
✚◗■▮ RB (Kaiser Permanente) Series 1998A		
3.54%, 01/07/06	9,995	9,995
California HFA		
✚◗■▮ Home Mortgage RB Series 1998J		
3.57%, 01/07/06	1,365	1,365
✚◗■ Home Mortgage RB Series 2001R		
3.80%, 01/07/06	1,700	1,700
✚◗■ Home Mortgage RB Series 2002B		
3.80%, 01/03/06	38,125	38,125
✚◗■ Home Mortgage RB Series 2002F		
3.68%, 01/07/06	13,000	13,000
Home Mortgage RB Series 2003D		
✚◗■ 3.55%, 01/04/06	18,360	18,360
✚◗■ 3.55%, 01/07/06	14,700	14,700
✚◗■ Home Mortgage RB Series 2003H		
3.52%, 01/07/06	32,755	32,755
Home Mortgage RB Series 2003K		
◗■ 3.60%, 01/04/06	7,000	7,000
◗■ 3.60%, 01/07/06	35,110	35,110
Home Mortgage RB Series 2003M		
◗■ 3.68%, 01/07/06	13,000	13,000
◗■ 3.55%, 01/07/06	19,820	19,820
◗■◆ Home Mortgage RB Series 2005A		
3.55%, 01/07/06	86,360	86,360
◗■ Home Mortgage RB Series 2005B		
3.60%, 01/07/06	96,680	96,680
◗■ Home Mortgage RB Series 2005H		
3.34%, 01/03/06	10,000	10,000
◗■ M/F Housing RB III Series 2001G		
3.58%, 01/07/06	39,000	39,000
◗■ M/F Housing RB III Series 2002A		
3.53%, 01/04/06	33,055	33,055
◗■ M/F Housing RB III Series 2002E		
3.53%, 01/07/06	48,950	48,950
✚◗■ M/F Housing RB III Series 2005B		
3.52%, 01/07/06	42,395	42,395
◗■▮ S/F Mortgage Bonds II Series 1997C-4		
3.53%, 01/07/06	300	300
S/F Mortgage RB Draw Down Series 2004B-1		
✚◗■▮ 3.58%, 01/07/06	16,500	16,500
✚◗■▮ 3.58%, 01/07/06	41,585	41,585
S/F Mortgage RB Draw Down Series 2004B-2		
✚◗■▮ 3.45%, 01/04/06	10,495	10,495
✚◗■▮ 3.58%, 01/07/06	22,620	22,620
✚◗■▮ 3.58%, 01/07/06	37,240	37,240
◗■▮ 3.58%, 01/07/06	16,685	16,685

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Infrastructure and Economic Development Bank		
+ Bay Area Toll Bridges Seismic Retrofit Revenue Notes Series 2005 Second Lien CP Program 3.10%, 02/08/06	17,400	17,400
+■ IDRB (American-De Rosa Lamp Arts) Series 1999 3.56%, 01/07/06	4,950	4,950
+■ IDRB (Fairmont Sign Co) Series 2000A 3.68%, 01/07/06	4,250	4,250
+■ IDRB (Lafayette Textile Industries) Series 1999 3.56%, 01/07/06	595	595
+■ IDRB (Nelson Name Plate Co) Series 1999 3.42%, 01/07/06	2,950	2,950
+■ IDRB (Roller Bearing Co) Series 1999 3.92%, 01/07/06	2,400	2,400
+◗■ RB (California Independent System Operator Corp) Series 2004A 3.55%, 01/07/06	4,200	4,200
+■ RB (SRI International) Series 2003A 3.54%, 01/04/06	4,000	4,000
California Pollution Control Finance Auth		
+◗■▮ Refunding RB (PG&E Co) Series 1996A 3.56%, 01/07/06	34,115	34,115
+■ Resource Recovery RB (Sanger) Series 1990A 3.54%, 01/07/06	19,200	19,200
+■ Resource Recovery RB (Wadham Energy) Series 1987B 3.54%, 01/07/06	2,700	2,700
+■ Solid Waste Disposal RB (Ag Resources III) Series 2004 3.55%, 01/07/06	2,790	2,790
+■ Solid Waste Disposal RB (Agrifab) Series 2003 3.55%, 01/07/06	2,900	2,900
+■ Solid Waste Disposal RB (Alameda Cnty Industries) Series 2000A 3.55%, 01/07/06	3,375	3,375
+■ Solid Waste Disposal RB (Athens Disposal Co) Series 1995A 3.55%, 01/07/06	8,900	8,900
+■ Solid Waste Disposal RB (Athens Disposal Co) Series 1999A 3.55%, 01/07/06	5,100	5,100
+■ Solid Waste Disposal RB (Athens Services) Series 2001A 3.55%, 01/04/06	3,700	3,700
+■ Solid Waste Disposal RB (Atlas Disposal Industries) Series 1999A 3.55%, 01/07/06	3,000	3,000
+■ Solid Waste Disposal RB (BLT Enterprises of Fremont) Series 2005A 3.65%, 01/07/06	7,280	7,280
+■ Solid Waste Disposal RB (BLT Enterprises of Sacramento) Series 1999A 3.55%, 01/07/06	6,500	6,500
+■ Solid Waste Disposal RB (Blue Line Transfer) Series 1999A 3.55%, 01/07/06	4,100	4,100
+■ Solid Waste Disposal RB (Blue Line Transfer) Series 2001A 3.55%, 01/07/06	4,100	4,100
+■ Solid Waste Disposal RB (Burrtec Waste Group) Series 2004 3.55%, 01/07/06	1,985	1,985
+■ Solid Waste Disposal RB (Burrtec Waste Industries) Series 1997B 3.55%, 01/07/06	3,200	3,200

Portfolio Holdings continued

Issuer / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Solid Waste Disposal RB (CR&R Inc) Series 2000A 3.58%, 01/07/06	2,860	2,860
+■ Solid Waste Disposal RB (CR&R Inc) Series 2002A 3.58%, 01/04/06	3,900	3,900
+■ Solid Waste Disposal RB (California Waste Solutions) Series 2002A 3.55%, 01/04/06	3,375	3,375
+■ Solid Waste Disposal RB (California Waste Solutions) Series 2004A 3.55%, 01/07/06	8,350	8,350
+■ Solid Waste Disposal RB (Cheese and Protein International) Series 2001A 3.58%, 01/07/06	10,000	10,000
+■ Solid Waste Disposal RB (Cold Canyon Landfill) Series 1998A 3.55%, 01/04/06	5,845	5,845
+■ Solid Waste Disposal RB (Contra Costa Waste Service) Series 1995A 3.55%, 01/07/06	1,700	1,700
+■ Solid Waste Disposal RB (EDCO Disposal Corp) Series 1996A 3.55%, 01/07/06	12,345	12,345
+■ Solid Waste Disposal RB (EDCO Disposal Corp) Series 2004A 3.55%, 01/07/06	22,200	22,200
+■ Solid Waste Disposal RB (Escondido Disposal/Jemco Equipment Corp) Series 1998A 3.65%, 01/07/06	7,845	7,845
+■ Solid Waste Disposal RB (Federal Disposal Service) Series 2001A 3.60%, 01/04/06	1,950	1,950
+■ Solid Waste Disposal RB (Greenteam of San Jose) Series 2001A 3.55%, 01/07/06	10,100	10,100
+■ Solid Waste Disposal RB (Greenwaste of Tehama) Series 1999A 3.55%, 01/07/06	1,175	1,175
+■ Solid Waste Disposal RB (Madera Disposal Systems Inc) Series 1998A 3.55%, 01/04/06	1,800	1,800
+■ Solid Waste Disposal RB (Marborg Industries) Series 2000A 3.55%, 01/07/06	4,170	4,170
+■ Solid Waste Disposal RB (Metropolitan Recycling Corp) Series 2000B 3.60%, 01/04/06	3,190	3,190
+■ Solid Waste Disposal RB (Mottra Corp) Series 2002A 3.65%, 01/04/06	1,910	1,910
+■ Solid Waste Disposal RB (Napa Recycling and Waste Services) Series 2005A 3.65%, 01/07/06	5,260	5,260
+■ Solid Waste Disposal RB (Norcal Waste System) Series 2001 3.55%, 01/04/06	11,015	11,015
+■ Solid Waste Disposal RB (Norcal Waste System) Series 2002A 3.55%, 01/04/06	6,000	6,000
+■ Solid Waste Disposal RB (Norcal Waste System) Series 2003A 3.55%, 01/07/06	4,000	4,000
+■ Solid Waste Disposal RB (Orange Ave Disposal Co) Series 2002A 3.55%, 01/07/06	6,105	6,105
+■ Solid Waste Disposal RB (Ratto Group of Companies) Series 2001A 3.55%, 01/07/06	3,715	3,715
+■ Solid Waste Disposal RB (Sanco Services) Series 2002A 3.65%, 01/04/06	3,200	3,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Solid Waste Disposal RB (Santa Clara Valley Disposal) Series 2001A 3.55%, 01/07/06	4,160	4,160
+■ Solid Waste Disposal RB (Santa Clara Valley Industries) Series 1998A 3.60%, 01/07/06	2,100	2,100
+■ Solid Waste Disposal RB (Solag Disposal) Series 1997A 3.58%, 01/04/06	2,135	2,135
+■ Solid Waste Disposal RB (Specialty Solid Waste and Recycling) Series 2001A 3.60%, 01/04/06	2,280	2,280
+■ Solid Waste Disposal RB (Talco Plastics) Series 1997A 3.56%, 01/07/06	3,275	3,275
+■ Solid Waste Disposal RB (Valley Vista Services) Series 2003A 3.55%, 01/04/06	3,905	3,905
+■ Solid Waste Disposal RB (West Valley MRF) Series 1997A 3.65%, 01/07/06	3,260	3,260
+■ Solid Waste Disposal RB (Zanker Road Landfill) Series 1999C 3.60%, 01/07/06	5,420	5,420
+■ Solid Waste RB (CR&R Inc) Series 1995A 3.58%, 01/07/06	3,160	3,160
+■ Solid Waste RB (Greenteam of San Jose) Series 1997A 3.55%, 01/07/06	1,120	1,120
California Public Works Board		
▶■ Lease RB (Regents of the University of California) Series 2005C 3.53%, 01/07/06	8,140	8,140
+▶■ Lease RB (University of California) Series 1997C 3.55%, 01/07/06	10,900	10,900
▶■ Lease RB (University of California) Series 2005C 3.53%, 01/07/06	26,740	26,740

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Lease RB Series 1999A 3.53%, 01/07/06	9,985	9,985
+▶■ Lease RB Series 2005E 3.53%, 01/07/06	11,130	11,130
+▶■ Lease Refunding RB (Dept of Corrections and Rehabilitation) Series 2005J 3.40%, 01/07/06	25,000	25,000
+▶■ Lease Refunding RB (Dept of Corrections) Series 1993A 3.53%, 01/07/06	3,000	3,000
+▶■ Lease Refunding RB (Dept of Corrections) Series 2004E 3.54%, 01/07/06	7,100	7,100
California School Cash Reserve Program Auth		
+ Pool Bonds Series 2005A 2.60%, 07/06/06	54,175	54,552
California State University		
+▶■ Systemwide RB Series 2005C 3.53%, 01/07/06	81,435	81,435
California Statewide Communities Development Auth		
+▶■ COP (Sutter Health Related Group) 3.53%, 01/07/06	5,000	5,000
+■ IDRB (Biocol Investments) Series 1997B 3.65%, 01/07/06	1,405	1,405
+■ IDRB (Cowden Metal Stamping and Tooling) Series 1997A 3.65%, 01/07/06	1,145	1,145
+■ IDRB (Golden Valley Grape Juice and Wine) Series 1998 3.60%, 01/04/06	630	630
+■ IDRB (Integrated Rolling Co) Series 1999A 3.42%, 01/07/06	1,300	1,300
+■ IDRB (RL Group) Series 1998C 3.60%, 01/04/06	1,485	1,485
+■ M/F Housing RB (Agave at Elk Grove Apts) Series 2003DD 3.55%, 01/07/06	15,100	15,100

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Bay Vista at MeadowPark Apts) Series 2003NN-1 3.58%, 01/07/06	15,000	15,000
+■ M/F Housing RB (Bay Vista at MeadowPark Apts) Series 2003NN-2 3.58%, 01/07/06	5,000	5,000
+■ M/F Housing RB (Creekside at MeadowPark Apts) Series 2002HH 3.55%, 01/07/06	10,135	10,135
+■ M/F Housing RB (Cypress Villa Apts) Series 2000F 3.55%, 01/07/06	4,725	4,725
+■ M/F Housing RB (Dublin Ranch Senior Apts) Series 2003OO 3.58%, 01/07/06	15,090	15,090
+■ M/F Housing RB (Emerald Gardens Apts) Series 2000E 3.55%, 01/07/06	7,320	7,320
+■ M/F Housing RB (Fairway Family Apts) Series 2003PP 3.58%, 01/07/06	30,000	30,000
+■ M/F Housing RB (Heritage Oaks Apts) Series 2004YY 3.55%, 01/07/06	7,000	7,000
+■ M/F Housing RB (Kimberly Woods Apts) Series 1995B 3.61%, 01/07/06	13,400	13,400
+■ M/F Housing RB (Las Flores Village Apts) Series 2004JJ 3.46%, 01/07/06	13,500	13,500
+■ M/F Housing RB (Laurel Park Senior Apts) Series 2002H 3.58%, 01/07/06	5,500	5,500
+■ M/F Housing RB (Los Padres Apts) Series 2003E 3.55%, 01/07/06	10,750	10,750
+■ M/F Housing RB (Marlin Cove Apts) Series 2000V 3.55%, 01/07/06	8,000	8,000
+■ M/F Housing RB (Oak Center Towers) Series 2005L 3.55%, 01/07/06	11,450	11,450

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Oakmont of Concord) Series 2002Q 3.55%, 01/07/06	25,000	25,000
+■ M/F Housing RB (Park David Senior Apts) Series 1999D 3.55%, 01/07/06	8,220	8,220
+■ M/F Housing RB (Plaza Club Apts) Series 1997A 3.54%, 01/07/06	10,290	10,290
+■ M/F Housing RB (Rancho Santa Fe Village Apts) Series 2004EE 3.46%, 01/07/06	13,000	13,000
+■ M/F Housing RB (Sagewood At Stonebridge Estates) Series 2005CC 3.55%, 01/07/06	9,100	9,100
+■ M/F Housing RB (Silvercrest Residence) Series 2003EEE 3.55%, 01/07/06	23,130	23,130
+■ M/F Housing RB (The Belmont) Series 2005F 3.55%, 01/07/06	10,500	10,500
+■ M/F Housing RB (The Crossings Senior Apts-Phase II) Series 2005J 3.58%, 01/07/06	7,425	7,425
+■ M/F Housing RB (The Fountains At Seacliff Apts) Series 2002Y 3.55%, 01/05/06	12,540	12,540
+■ M/F Housing RB (Valley Palms Apts) Series 2002C 3.55%, 01/07/06	12,000	12,000
+■ M/F Housing RB (Villas at Hamilton Apts) Series 2001HH 3.55%, 01/07/06	11,440	11,440
+■ M/F Housing RB (Wilshire Court Apts) Series 2003M 3.55%, 01/07/06	15,000	15,000
+■ M/F Housing RB (Wilshire Court Apts) Series 2004AAA 3.55%, 01/07/06	15,000	15,000
+■ M/F Housing RB (Woodsong Apts) Series 1997B 3.39%, 01/07/06	3,127	3,127

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Wyndover Apts) Series 2004LL 3.55%, 01/07/06	9,000	9,000
+■ M/F Housing Refunding RB (Crystal View Apts) Series 2004A 3.55%, 01/07/06	7,075	7,075
+■ RB (Elder Care Alliance) Series 2000 3.53%, 01/07/06	12,560	12,560
+■ RB (Japanese American National Museum) Series 2000A 3.50%, 01/07/06	4,500	4,500
+■ RB (Jewish Federation Council of Greater Los Angeles) Series 2000A 3.58%, 01/07/06	2,100	2,100
+■ RB (Laurence School) Series 2003 3.55%, 01/07/06	3,875	3,875
+■ RB (National Public Radio) Series 2002 3.54%, 01/04/06	1,365	1,365
+■ RB (Painted Turtle) Series 2003 3.55%, 01/07/06	13,650	13,650
+■ Refunding RB (13th and I Associates) Series 1991 3.65%, 01/07/06	3,905	3,905
TRAN Series 2005A-2 2.62%, 06/30/06	12,500	12,583
TRAN Series 2005A-3 2.62%, 06/30/06	7,500	7,550
TRAN Series 2005A-4 2.63%, 06/30/06	27,500	27,681
TRAN Series 2005A-4 2.62%, 06/30/06	42,500	42,782
TRAN Series 2005A-5 2.62%, 06/30/06	50,000	50,332
TRAN Series 2005A-5 2.63%, 06/30/06	19,500	19,628
Carlsbad		
+■ M/F Housing Refunding RB (Santa Fe Ranch Apts) Series 1993A 3.49%, 01/07/06	14,400	14,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Central Unified SD		
+▶■■ GO Refunding Bonds Series 2005 3.53%, 01/07/06	11,855	11,855
Clovis Unified SD		
TRAN Series 2005 2.74%, 07/05/06	19,000	19,118
Contra Costa Cnty		
+■ M/F Mortgage RB (El Cerrito Royale) Series 1987A 3.55%, 01/07/06	2,480	2,480
Contra Costa Water District		
+▶■■ Refunding RB Series N 3.53%, 01/07/06	10,300	10,300
Davis Community Facilities District No.1992-2		
+■ Special Tax Bonds (East Davis Mace Ranch Area II) Series 2000 3.51%, 01/07/06	3,100	3,100
Diamond Bar Public Financing Auth		
+■ Lease RB (Community/Senior Center) Series 2002A 3.68%, 01/04/06	5,675	5,675
Dublin Housing Auth		
+■ M/F Housing RB (Park Sierra At Iron Horse Trail) Series 1998A 3.51%, 01/04/06	14,900	14,900
East Bay Municipal Utility District		
+▶■■ Water System Subordinated RB Series 2005A 3.55%, 01/07/06	5,775	5,775
East Side Union High SD		
+▶■■ GO Refunding Bonds Series 2003B 3.53%, 01/07/06	24,010	24,010

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
El Cajon Redevelopment Agency		
+■ M/F Housing RB (Park-Mollison and Madison Apts) Series 1998 3.54%, 01/07/06	4,800	4,800
El Camino Community College District		
+■■ GO Bonds Series 2003A 3.52%, 01/07/06	16,100	16,100
Elk Grove Unified SD		
2005-06 TRAN 3.00%, 07/06/06	23,000	23,082
Emeryville Redevelopment Agency		
+■ M/F Housing RB (Bay St Apts) Series 2002A 3.57%, 01/07/06	46,215	46,215
Escondido		
+■ M/F Housing RB (Via Roble Apts) Series 2003A 3.55%, 01/07/06	6,900	6,900
Evergreen Elementary SD		
+■■ GO Refunding Bonds Series 2005 3.53%, 01/07/06	16,210	16,210
Fillmore Public Financing Auth		
+■ RB (Central City Redevelopment Area) Series 2003A 3.51%, 01/07/06	2,585	2,585
Foothill-DeAnza Community College District		
■■ GO Bonds Series A 3.53%, 01/07/06	9,970	9,970
Fresno IDA		
+■ IDRB (Keiser Corp) Series 1997 3.56%, 01/07/06	1,365	1,365
Golden State Tobacco Securitization Corp		
Enhanced Tobacco Settlement Asset-Backed Bonds Series 2005A		
+■■ 3.53%, 01/07/06	36,000	36,000
+■■ 3.57%, 01/07/06	33,190	33,190
Golden West Schools Financing Auth		
+■■ GO RB (Beverly Hills Unified SD) Series 2005 3.53%, 01/07/06	8,920	8,920
Hayward		
+■ M/F Housing RB (Lord Tennyson Apts) Series 2005A 3.46%, 01/07/06	13,915	13,915
+■ M/F Housing RB (Shorewood Apts) Series 1984A 3.51%, 01/07/06	12,100	12,100
Hayward Housing Auth		
+■ M/F Mortgage Refunding RB (Huntwood Terrace Apts) Series 1993A 3.58%, 01/07/06	5,255	5,255
Hercules Public Financing Auth		
+■ Lease RB Series 2003A 3.55%, 01/07/06	7,000	7,000
Hercules Redevelopment Agency		
+■ IDRB (Pro Media) Series 2000A 3.92%, 01/07/06	2,500	2,500
Huntington Beach		
+■ M/F Housing RB (Five Points Seniors) Series 1991A 3.54%, 01/07/06	9,500	9,500
Huntington Park Redevelopment Agency		
+■ M/F Housing RB (Casa Rita Apts) Series 1994A 3.54%, 01/07/06	4,950	4,950
Irvine Assessment District No. 04-20		
+■ Limited Obligation Improvement Bonds Series A 3.62%, 01/07/06	5,900	5,900
Irvine Assessment District No. 93-14		
+■ Limited Obligation Improvement Bonds Series 2000 3.72%, 01/07/06	17,411	17,411

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Irvine Assessment District **No. 97-16**		
+■ Limited Obligation Improvement Bonds (Northwest Irvine) Series 1997 3.62%, 01/07/06	1,600	1,600
Irvine Ranch Water District		
+■ Consolidated GO (Improvement Districts No. 140, 240, 105, & 250) Series 1993 3.62%, 01/07/06	1,300	1,300
+■ Sewer Bonds (Improvement District No. 284-Election 1988) Series A 3.72%, 01/07/06	1,700	1,700
Kern Cnty		
2005-06 TRAN 3.02%, 06/30/06	40,660	40,846
Long Beach		
+▸■■ Harbor Refunding RB Series 2005A 3.56%, 01/07/06	3,015	3,015
Long Beach Harbor		
+▸■ RB Series 2002A 3.50%, 01/07/06	355	355
+▸■■ Refunding RB Series 2005A 3.56%, 01/07/06	10,730	10,730
Long Beach Harbor Facilities Corp		
Harbor TECP Series A		
▸ 3.10%, 02/08/06	28,750	28,750
▸ 3.15%, 02/09/06	27,400	27,400
Los Angeles		
+▸■■ GO Bonds Series 2004A 3.53%, 01/07/06	9,000	9,000
+▸■■ GO Refunding Bonds Series 1998A 3.53%, 01/07/06	4,150	4,150
+■ M/F Housing RB (Beverly Park Apts) Series 1988A 3.55%, 01/07/06	34,000	34,000
+■ M/F Housing RB (Channel Gateway Apts) Series 1989B 3.54%, 01/07/06	32,265	32,265
+■ M/F Housing RB (Fountain Park Phase II) Series 2000B 3.60%, 01/05/06	14,185	14,185

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB Series 1985K 3.45%, 01/07/06	852	852
+■ M/F Housing Refunding RB (Tri-City) Series 2001I 3.55%, 01/07/06	600	600
+▸■■ Special Tax Bonds (Community Facilities District No. 4-Playa Vista) Series 2003 3.53%, 01/07/06	9,330	9,330
TRAN Series 2005 2.68%, 06/30/06	100,000	100,634
TRAN Series 2005 3.19%, 06/30/06	20,000	20,074
Los Angeles Cnty		
2005-06 TRAN Series A 2.54%, 06/30/06	44,750	45,064
2005-06 TRAN Series A 2.75%, 06/30/06	2,250	2,263
Los Angeles Cnty Capital **Asset Leasing Corp**		
+ Lease Revenue CP Notes 3.17%, 01/13/06	25,000	25,000
Los Angeles Cnty Metropolitan **Transportation Auth**		
+▸■■ Sales Tax RB Series 1997A 3.53%, 01/07/06	23,830	23,830
Second Subordinate Sales Tax Revenue CP Series A		
+ 3.10%, 02/06/06	11,349	11,349
+ 3.15%, 02/07/06	36,650	36,650
+▸■■ Sr Sales Tax RB Series 2001A 3.52%, 01/07/06	12,600	12,600
+▸■■ Sr Sales Tax Refunding RB Series 2001B 3.55%, 01/07/06	24,750	24,750
Los Angeles Community **College District**		
+▸■■ GO Refunding Bonds (2001 Election) Series 2005A 3.53%, 01/07/06	8,000	8,000
Los Angeles Community **Redevelopment Agency**		
+▸■■ Lease RB (Vermont Manchester Social Services) Series 2005 3.55%, 01/07/06	16,195	16,195

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✦■ M/F Housing RB (Metropolitan Lofts Apts) Series 2002A 3.58%, 01/05/06	17,750	17,750
✦■ M/F Housing RB (Wilshire Station Apts) Series 2003A 3.76%, 01/03/06	3,500	3,500
Los Angeles Dept of Water and Power		
✦▶■ Power Supply RB Series 2005A-1 3.55%, 01/07/06	58,340	58,340
✦▶■ Power System RB Series 2001A 3.55%, 01/07/06	24,750	24,750
Power System RB Series 2001A-1		
✦▶■ 3.54%, 01/07/06	15,000	15,000
▶■ 3.55%, 01/07/06	7,120	7,120
✦▶■ Power System RB Series 2005A-2 3.53%, 01/05/06	20,800	20,800
Power System Revenue CP Notes		
▶ 3.08%, 02/07/06	8,000	8,000
▶ 3.10%, 02/07/06	49,000	49,000
▶ 3.10%, 02/08/06	30,000	30,000
▶ 3.13%, 02/08/06	40,000	40,000
✦▶■ Water System RB Series 2001A 3.53%, 01/07/06	12,707	12,707
✦▶■ Water Works RB Series 1999 3.53%, 01/07/06	22,090	22,090
Los Angeles Harbor		
✦▶■ Refunding RB Series 2005 A&B 3.53%, 01/07/06	22,935	22,935
Los Angeles Municipal Improvement Corp		
Lease Revenue TECP Series A-1		
✦ 2.79%, 01/18/06	5,000	5,000
✦ 3.08%, 02/07/06	19,481	19,481
✦ 3.13%, 02/08/06	5,000	5,000
Los Angeles Unified SD		
✦▶■ 2005 GO Refunding Bonds Series A-1 3.53%, 01/07/06	8,765	8,765
✦▶■ 2005 GO Refunding Bonds Series A-2 3.53%, 01/07/06	12,665	12,665
2005-06 TRAN Series A		
2.66%, 10/18/06	50,000	50,613
2.94%, 10/18/06	67,185	67,864

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✦▶■ GO Bonds (Election of 2002) Series 2003A 3.54%, 01/07/06	20,790	20,790
GO Bonds (Election of 2004) Series 2005E 4.00%, 07/01/06	6,000	6,037
✦▶■ GO Bonds Series 1999C 3.51%, 01/07/06	16,400	16,400
✦▶■ GO Refunding Bonds Series 2005A-1 3.54%, 01/07/06	14,565	14,565
✦▶■ GO Refunding Bonds Series 2005A-2 3.55%, 01/07/06	17,400	17,400
Los Angeles Wastewater System		
✦▶■ RB Series 1998A 3.53%, 01/07/06	17,000	17,000
✦▶■ Refunding RB Series 2002A 3.53%, 01/07/06	12,245	12,245
Madera Cnty		
✦■ Lease RB (Madera Municipal Golf Course Refinancing) Series 1993 3.46%, 01/07/06	2,945	2,945
Madera Irrigation Financing Auth		
✦■ Water RB Series 2005A 3.75%, 01/03/06	4,400	4,400
Martinez		
✦■ M/F Housing Refunding RB (Muirwood Garden Apts) Series 2003A 3.50%, 01/04/06	6,800	6,800
Mt San Antonio Community College District		
✦▶■ GO Bonds (2001 Election) Series 2004B 3.52%, 01/07/06	13,140	13,140
Oakland		
✦▶■ Insured RB (180 Harrison Foundation) Series 1999A 3.53%, 01/07/06	4,500	4,500
Oceanside		
✦■ M/F Mortgage RB (Riverview Springs Apts) Series 1990A 3.54%, 01/07/06	14,570	14,570

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Ohlone Community College District		
✚◗■▮ GO Bonds (Election of 2002) Series B		
3.53%, 01/07/06	10,000	10,000
Orange Cnty		
✚■ Apartment Development Refunding RB (Villas Aliento) Series 1998E		
3.50%, 01/07/06	4,500	4,500
✚■ COP (Florence Crittenton Services) Series 1990		
3.37%, 01/07/06	4,900	4,900
Orange Cnty Local Transportation Auth		
✚ Sales Tax Revenue CP Notes		
3.11%, 02/09/06	29,100	29,100
Orange Cnty Sanitation District		
✚◗■▮ COP Series 2003		
3.53%, 01/07/06	2,132	2,132
◗■ Refunding COP Series 2000A		
3.62%, 01/07/06	3,500	3,500
◗■ Refunding COP Series 2000B		
3.62%, 01/07/06	7,700	7,700
Palo Alto Unified SD		
◗■▮ GO Bonds (Election of 1995) Series B		
3.53%, 01/04/06	6,000	6,000
Petaluma Community Development Commission		
✚■ M/F Housing RB (Oakmont) Series 1996A		
3.58%, 01/07/06	3,350	3,350
Petaluma SD		
TRAN Series 2005		
2.58%, 07/06/06	4,020	4,048
Pinole Redevelopment Agency		
✚■ M/F Housing RB (East Bluff Apts) Series 1998A		
3.60%, 01/07/06	4,959	4,959
Pittsburg Redevelopment Agency		
✚◗■ Subordinate Tax Allocation Bonds (Los Medanos Community Development) Series 2004A		
3.75%, 01/07/06	1,700	1,700
Pleasant Hill		
✚■ M/F Mortgage RB (Brookside Apts) Series 1988A		
3.34%, 01/07/06	4,200	4,200
Pleasanton		
✚■ M/F Housing RB (Busch Senior Housing) Series 2003A		
3.55%, 01/07/06	13,360	13,360
Port of Oakland		
✚ CP Series D		
3.12%, 02/08/06	62,213	62,213
RB Series 2000K		
✚◗■▮ 3.58%, 01/04/06	15,000	15,000
✚◗■▮ 3.56%, 01/07/06	22,995	22,995
✚◗■▮ RB Series 2002L		
3.56%, 01/07/06	13,000	13,000
Rancho Santiago Community College District		
✚◗■▮ GO Bonds (Election of 2002) Series B		
3.54%, 01/07/06	10,000	10,000
Redwood City		
✚■ COP (City Hall) Series 1998		
3.55%, 01/07/06	5,125	5,125
Richmond		
✚■ M/F Housing RB (Baycliff Apts) Series 2004A		
3.55%, 01/07/06	28,800	28,800
Riverside Cnty		
✚ Transportation Commission CP Notes (Limited Tax Bonds)		
3.10%, 02/06/06	10,904	10,904
Riverside Cnty Housing Auth		
✚■ M/F Housing RB (Victoria Springs Apts) Series 1989C		
3.54%, 01/07/06	9,000	9,000
Roseville Joint Union High SD		
✚◗■ COP Series 2003		
3.55%, 01/07/06	5,935	5,935

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Sacramento Area Flood Control Agency		
+▶■■ Bonds (North Area Local Project Capital Assessment District No. 2) Series 2005		
3.53%, 01/07/06	7,465	7,465
Sacramento Cnty		
2005 TRAN Series A		
4.00%, 07/10/06	4,470	4,499
+■ Special Facilities Airport RB (Cessna Aircraft Co) Series 1998		
3.51%, 01/07/06	3,300	3,300
Sacramento Cnty Housing Auth		
+■ M/F Housing RB (Carlton Plaza Senior Apts) Series 2003E		
3.58%, 01/07/06	14,000	14,000
+■ M/F Housing RB (Hastings Park Apts) Series 2004G		
3.55%, 01/07/06	16,500	16,500
+■ M/F Housing RB (Hidden Oaks Apts) Series 1999C		
3.55%, 01/07/06	6,300	6,300
+■ M/F Housing Refunding RB (Chesapeake Commons Apts) Series 2001C		
3.54%, 01/07/06	28,000	28,000
Sacramento Cnty Sanitation District		
▶■■ RB Series 2000A		
3.53%, 01/07/06	6,090	6,090
Sacramento Finance Auth		
+▶■■ Refunding RB (Solid Waste, Redevelopment and Master Lease Program) Series 2005		
3.53%, 01/07/06	16,810	16,810
Sacramento Housing Auth		
+■ M/F Housing RB (Atrium Court Apts) 2002G		
3.55%, 01/07/06	17,200	17,200
+■ M/F Housing RB (St Anton Building Apts) Series 2003I		
3.55%, 01/07/06	8,000	8,000
Sacramento Redevelopment Agency		
+■ M/F Housing RB (18th and L Apts) Series 2002E		
3.55%, 01/05/06	21,075	21,075
San Diego Cnty and SD Pool Program		
TRAN Series 2005A		
2.53%, 07/14/06	45,000	45,319
San Diego Cnty Regional Airport Auth		
+▶■■ Refunding RB Series 2005		
3.56%, 01/07/06	5,910	5,910
San Diego Community College District		
GO Bonds (Election of 2002) Series 2005		
+▶■■ 3.53%, 01/07/06	5,275	5,275
+▶■■ 3.55%, 01/07/06	25,600	25,600
+▶■■ GO Series 2005		
3.53%, 01/07/06	17,495	17,495
San Diego Housing Auth		
+■ M/F Housing RB (Delta Village Apts) Series 2005A		
3.54%, 01/07/06	9,000	9,000
+■ M/F Housing RB (Hillside Garden Apts) Series 2004B		
3.55%, 01/07/06	13,595	13,595
+■ M/F Mortgage Refunding RB (Creekside Villa Apts) Series 1999B		
3.54%, 01/07/06	6,000	6,000
San Diego Unified SD		
2005-2006 TRAN Series A		
2.64%, 07/24/06	60,000	60,444
+▶■■ GO Bonds Series 2002D		
3.52%, 01/07/06	12,280	12,280
+▶■■ GO Bonds Series 2003E		
3.52%, 01/07/06	21,665	21,665
San Francisco Airports Commission		
+▶■■ Second Series RB (San Francisco International Airport) Series 18B		
3.53%, 01/07/06	16,255	16,255
+▶■■ Second Series RB (San Francisco International Airport) Series 24A		
3.58%, 01/07/06	12,670	12,670
San Francisco City and Cnty		
+▶■ GO Bonds (Laguna Honda Hospital-1999) Series 2005D		
3.45%, 01/07/06	3,100	3,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ GO Bonds Series 2005 F&G		
3.53%, 01/07/06	5,000	5,000
+■ M/F Housing RB (Carter Terrace Apts) Series 2002B		
3.54%, 01/07/06	2,700	2,700
+■ M/F Housing Refunding RB (City Heights Apts) Series 1997A		
3.61%, 01/04/06	19,800	19,800
San Francisco City and Cnty Redevelopment Agency		
+■ M/F Housing RB (Derek Silva Community) Series 2002D		
3.54%, 01/07/06	5,900	5,900
+■ M/F Housing RB (Notre Dame Apts) Series 2000G		
3.50%, 01/04/06	14,200	14,200
+■ M/F Housing RB (Ocean Beach Apts) Series 2001B		
3.64%, 01/04/06	7,135	7,135
+■ M/F Housing Refunding RB (Fillmore Center) Series 1992A-2		
3.51%, 01/07/06	3,750	3,750
San Francisco Cnty Transportation Auth		
CP Series A&B		
▶ 2.89%, 01/10/06	10,000	10,000
▶ 3.00%, 01/11/06	12,500	12,500
▶ 3.10%, 02/09/06	27,500	27,500
▶ 3.10%, 02/14/06	7,200	7,200
San Francisco Unified SD		
+▶■ GO Bonds (Election of 2003) Series 2005B		
3.53%, 01/07/06	9,810	9,810
+▶■ GO Bonds (Prop A, Election of 2003) Series 2005B		
3.55%, 01/07/06	2,645	2,645
San Gabriel Valley Council of Governments		
+ GAN (Alameda Corridor-East Construction)		
3.10%, 02/09/06	37,400	37,400
San Jose		
+▶■ GO Bonds (Libraries, Parks and Public Safety) Series 2002		
3.53%, 01/07/06	11,223	11,223

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Almaden Family Apts) Series 2003D		
3.55%, 01/07/06	5,000	5,000
+■ M/F Housing RB (Almaden Lake Village Apts) Series 1997A		
3.54%, 01/07/06	20,400	20,400
+■ M/F Housing RB (Betty Anne Gardens Apts) Series 2002A		
3.54%, 01/07/06	7,510	7,510
+■ M/F Housing RB (El Paseo Apts) Series 2002B		
3.54%, 01/07/06	5,145	5,145
+■ M/F Housing RB (Raintree Apts) Series 2005A		
3.54%, 01/07/06	10,500	10,500
+■ M/F Housing RB (Siena at Renaissance Square Apts) Series 1996A		
3.55%, 01/07/06	21,500	21,500
San Jose Financing Auth		
+▶■ Lease RB (Land Acquisition) Series 2005B		
3.55%, 01/07/06	12,845	12,845
San Jose Redevelopment Agency		
+■ M/F Housing RB (101 San Fernando Apts) Series 1998A		
3.50%, 01/04/06	38,000	38,000
+■ Tax Allocation Bonds (Merged Area Redevelopment) Series 2005C		
3.51%, 01/07/06	16,575	16,575
+■ Tax Allocation Bonds (Merged Area Redevelopment) Series 2005D		
3.50%, 01/07/06	10,000	10,000
Tax Allocation Refunding Bonds (Merged Area Redevelopment) Series 2005A		
+▶■ 3.53%, 01/07/06	16,490	16,490
+▶■ 3.54%, 01/07/06	12,695	12,695

Portfolio Holdings continued

	Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	San Jose-Evergreen Community College District		
✚◗■■	GO Bonds (Election of 2004) Series A		
	3.55%, 01/07/06	10,755	10,755
	San Marcos Redevelopment Agency		
✚■	M/F Housing RB (Grandon Village) Series 2002A		
	3.46%, 01/07/06	13,500	13,500
	San Mateo Cnty Transit District		
	Limited Tax Refunding Bonds Series 2005A		
✚◗■■	3.53%, 01/07/06	8,765	8,765
✚◗■■	3.54%, 01/07/06	15,755	15,755
	Santa Barbara Cnty		
	2005-2006 TRAN Series A		
	2.63%, 07/25/06	28,500	28,713
	Santa Clara Cnty Housing Auth		
✚■	M/F Housing RB (Monte Vista Terrace Apts) Series 2005C		
	3.60%, 01/07/06	7,000	7,000
	Santa Fe Springs IDA		
✚■	IDRB (Tri-West) Series 1983		
	3.10%, 01/30/06	4,000	4,000
	Santa Rosa		
✚■	Wastewater Refunding RB Series 2004A		
	3.55%, 01/07/06	24,000	24,000
	Santa Rosa Housing Auth		
✚■	M/F Housing RB (Quail Run Apts) Series 1997A		
	3.63%, 01/07/06	8,380	8,380
	Sierra Joint Community College District		
✚◗■■	GO Bonds (School Facilities Improvement District No.1 & 2-Election of 2004) Series A		
	3.53%, 01/07/06	12,460	12,460
	Sonoma Cnty Junior College District		
	GO Bonds (Election of 2002) Series B		
✚◗■■	3.53%, 01/07/06	19,790	19,790
✚◗■■	3.53%, 01/07/06	6,420	6,420
	South Coast Local Education Agencies		
	Pooled TRAN Series 2005A		
	3.22%, 06/30/06	35,000	35,123
	Pooled TRAN Series 2005A		
	3.04%, 06/30/06	15,000	15,067
	South Placer Wastewater Auth		
✚◗■	RB Series B		
	3.50%, 01/07/06	5,200	5,200
	South San Francisco		
✚■	M/F Housing RB (Magnolia Plaza Apts) Series 1987A		
	3.54%, 01/07/06	5,500	5,500
	Southern California HFA		
◗■	S/F Mortgage RB Series 2004A		
	3.53%, 01/07/06	24,500	24,500
◗■	S/F Mortgage RB Series 2004B		
	3.53%, 01/07/06	15,960	15,960
	Southern California Metropolitan Water District		
◗■	RB Series 2005B-2		
	3.50%, 01/05/06	6,000	6,000
◗■	Refunding RB Series 2001B-1		
	3.45%, 01/07/06	3,000	3,000
◗■	Water RB Series 2001C-2		
	3.75%, 01/07/06	9,400	9,400
	Southern California Public Power Auth		
✚◗■■	Refunding RB (San Juan Power-Unit 3) Series 2005A		
	3.55%, 01/07/06	6,250	6,250
	Stockton		
✚■	Special Tax Bonds (Arch Road East Community Facilities District No. 99-02) Series 1999		
	3.51%, 01/07/06	1,100	1,100
	Sunnyvale		
✚◗■	COP (Government Center Site Acquisition) Series 2001A		
	3.48%, 01/07/06	7,095	7,095
	Sweetwater Union High SD		
✚◗■■	GO Bonds (Election of 2000) Series C		
	3.53%, 01/07/06	19,020	19,020

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
University of California		
✚◗■ General RB Series 2003A		
3.53%, 01/07/06	17,270	17,270
General RB Series 2005F		
✚◗■ 3.53%, 01/07/06	11,515	11,515
✚◗■ 3.53%, 01/07/06	10,904	10,904
✚◗■ General RB Series G		
3.53%, 01/07/06	18,070	18,070
Limited Project RB Series 2005B		
✚◗■ 3.55%, 01/04/06	7,000	7,000
◗■ 3.54%, 01/07/06	12,200	12,200
◗■ RB (Multiple Purpose) Series K		
3.55%, 01/07/06	19,430	19,430
✚◗■ RB (Multiple Purpose) Series O		
3.53%, 01/07/06	7,495	7,495
Ventura Cnty		
TRAN Series 2005-06		
2.54%, 07/03/06	50,000	50,357
Victor Valley Community College District		
✚■ COP Series 1997		
3.55%, 01/07/06	50,275	50,275
Western Placer Unified SD		
✚■ COP (School Facilities) Series 2003		
3.55%, 01/07/06	8,600	8,600
Westminister Redevelopment Agency		
✚■ M/F Housing RB (Brookhurst Royale Senior Assisted Living) Series 2000A		
3.60%, 01/07/06	7,700	7,700
✚◗■ Tax Allocation Refunding RB (Commercial Redevelopment Project No.1) Series 1997		
3.55%, 01/07/06	1,500	1,500
Westminster		
✚◗■ COP (Civic Center Refunding) Series 1998A		
3.55%, 01/07/06	3,175	3,175
		7,231,805

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico 2.0%		
Puerto Rico		
✚◗■ Public Improvement Bonds Series 2000		
3.50%, 01/07/06	2,700	2,700
✚◗■ Public Improvement Bonds Series 2001A		
3.53%, 01/07/06	200	200
✚◗■ Public Improvement Bonds Series 2001B		
3.54%, 01/07/06	2,295	2,295
✚◗■ Public Improvement Refunding Bonds Series 2002A		
3.61%, 01/07/06	4,995	4,995
✚◗■ Public Improvement and Refunding Bonds Series 2000		
3.51%, 01/07/06	2,835	2,835
✚ TRAN Series 2006		
3.23%, 07/28/06	50,000	50,356
Puerto Rico Electric Power Auth		
RB Series HH		
✚◗■ 3.54%, 01/07/06	6,565	6,565
✚◗■ 3.54%, 01/07/06	5,000	5,000
✚◗■ RB Series II		
3.54%, 01/07/06	7,405	7,405
✚◗■ Refunding RB Series SS		
3.54%, 01/07/06	4,045	4,045
Puerto Rico Highway and Transportation Auth		
✚◗■ Highway Refunding RB Series BB		
3.52%, 01/07/06	1,630	1,630
✚◗■ RB Series 2000B		
3.51%, 01/07/06	4,945	4,945
✚◗■ RB Series G and Subordinated RB Series 2003		
3.54%, 01/07/06	9,380	9,380
✚◗■ RB Series Y		
3.50%, 01/07/06	1,700	1,700
✚◗■ Refunding RB Series AA		
3.54%, 01/07/06	3,995	3,995
Transportation Refunding RB Series L		
✚◗■ 3.52%, 01/07/06	4,640	4,640
✚◗■ 3.53%, 01/07/06	12,170	12,170
✚◗■ 3.55%, 01/07/06	1,700	1,700

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico Housing Finance Corp		
✛▶■■ Homeownership Mortgage RB 　　Series 2000A		
3.53%, 01/07/06	155	155
M/F Mortgage RB Portfolio A 　　Series I		
✛▶■■ 3.55%, 01/07/06	3,805	3,805
✛▶■■ 3.55%, 01/07/06	2,750	2,750
Puerto Rico Infrastructure Financing Auth		
✛▶■■ Special Tax RB Series 1997A		
3.50%, 01/07/06	3,290	3,290
✛▶■■ Special Tax RB Series 2005A		
3.50%, 01/07/06	840	840
Special Tax Refunding RB 　　Series 2005C		
✛▶■■ 3.52%, 01/07/06	15	15
✛▶■■ 3.54%, 01/07/06	4,700	4,700
Puerto Rico Public Buildings Auth		
✛▶■■ Refunding RB Series L		
3.54%, 01/07/06	6,545	6,545
		148,656

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$7,380,461
Cash	1,000
Receivables:	
Fund shares sold	14,123
Interest	49,483
Prepaid expenses	+ 133
Total assets	**7,445,200**

Liabilities

Payables:	
Fund shares redeemed	18,911
Investment bought	50,589
Dividends to shareholders	1,389
Investment adviser and administrator fees	132
Transfer agent and shareholder service fees	202
Trustees' fees	13
Accrued expenses	+ 229
Total liabilities	**71,465**

Net Assets

Total assets	7,445,200
Total liabilities	− 71,465
Net assets	**$7,373,735**

Net Assets by Source

Capital received from investors	7,376,205
Net realized capital losses	(2,470)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$4,134,154		4,136,072		$1.00
Value Advantage Shares	$3,239,581		3,240,248		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $7,380,461. Includes restricted but deemed liquid securities comprised of 144A securities worth $2,413,318 or 32.7% of the fund's total net assets. During the reporting period, the fund had $1,525,715 in transactions with other Schwab Funds®.

Federal Tax Data

Cost basis of portfolio	$7,380,461

Unused capital losses:

Expires 12/31 of:	Loss amount:
2008	$ 955
2011	508
2012	397
2013	+ 610
	$2,470

Reclassifications:

Net realized capital losses	$ 9

Reclassified as:	
Net investment income not yet distributed	$ (9)

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Investment Income

Interest		**$170,591**

Net Realized Gains and Losses

Net realized losses on investments sold		(619)

Expenses

Investment adviser and administrator fees		25,165
Transfer agent and shareholder service fees:		
Sweep Shares		18,454
Value Advantage Shares		6,608
Trustees' fees		50
Custodian and portfolio accounting fees		545
Professional fees		56
Registration fees		63
Shareholder reports		177
Other expenses	+	72
Total expenses		51,190
Expense reduction	−	11,018
Net expenses		**40,172**

Increase in Net Assets from Operations

Total investment income		170,591
Net expenses	−	40,172
Net investment income		**130,419**
Net realized losses	+	(619)
Increase in net assets from operations		**$129,800**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.25
Value Advantage Shares	0.05

Shareholder Services:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.20
Value Advantage Shares	0.17

These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $9,788 from the investment adviser (CSIM) and $1,230 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses through April 29, 2006, as follows:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.65
Value Advantage Shares	0.45

This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$130,419	$47,590
Net realized losses	+ (619)	(431)
Increase in net assets from operations	**129,800**	**47,159**

Distributions Paid

Dividends from Net Investment Income		
Sweep Shares	71,464	24,386
Value Advantage Shares	+ 58,952	23,164
Total dividends from net investment income	**130,416**	**47,550**

Transactions in Fund Shares

Shares Sold		
Sweep Shares	18,372,058	15,986,392
Value Advantage Shares	+ 4,453,975	3,464,257
Total shares sold	**22,826,033**	**19,450,649**
Shares Reinvested		
Sweep Shares	70,262	23,979
Value Advantage Shares	+ 52,187	20,603
Total shares reinvested	**122,449**	**44,582**
Shares Redeemed		
Sweep Shares	(18,455,404)	(16,031,992)
Value Advantage Shares	+ (4,091,191)	(3,720,576)
Total shares redeemed	**(22,546,595)**	**(19,752,568)**
Net transactions in fund shares	**401,887**	**(257,337)**

Net Assets

Beginning of period	6,972,464	7,230,192
Total increase or decrease	+ 401,271	(257,728)
End of period	**$7,373,735**	**$6,972,464**

Unless stated, all numbers x 1,000.

100% of the funds dividends for the current and prior periods are tax-exempt interest dividends.

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents shares sold plus shares reinvested, minus shares redeemed.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $— and $6 at the end of the current and prior period, respectively.

Financial Notes

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers two share classes: Sweep Shares and Value Advantage Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds when practical. When

---

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Investor Money Fund
  Schwab Advisor Cash Reserves
  Schwab Cash Reserves

one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year.

As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity using the effective interest rate method. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab California Municipal Money Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab California Municipal Money Fund (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 14, 2006

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab California Municipal Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

Interim Approval, May 2005. At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. In connection with the interim approval of the Agreement, the Board requested that CSIM prepare responses to certain questions outlined below in advance of the next regularly scheduled Board meeting. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. The Board noted that certain funds, including the California Municipal Money Fund—Sweep Shares, had lower performance relative to their respective peer groups than other funds, and inquired as to the underlying reasons for this relative performance.

The Board also requested that CSIM evaluate the reasons for such funds' relative performance, consider appropriate measures to address the performance and report the results of their findings at the next Board meeting. Following such evaluation, and based upon CSIM's agreement to perform such analyses, etc. relating to performance, the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the

Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Subsequent Continuation, August 2005. At the August 31, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the continuation of the Agreement through June 30, 2006. This approval extended the interim approval of the Agreement by the Board, which had taken place on May 24, 2005 and is discussed above. In connection with the approval of the Agreement, the Board considered additional information provided by CSIM in response to the Board's requests at the May 24, 2005 meeting, as well as reconsidered the information provided and factors considered at prior meetings including, with respect to the Schwab California Municipal Money Fund, commitments by CSIM to reduce the guaranteed overall expense ratio for the Sweep Share Classes of the Schwab California Municipal Money Fund by three basis points between May 1, 2006 and May 1, 2008. The Board concluded that the information provided at the meeting supported continuation of the Agreement. In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate). *Until 2001:* Special Advisor to the President, Stanford University. *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University. Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2]

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3] Non-Executive Chairman, Solectron Corporation (manufacturing).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

38

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Trustee, Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01,* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Member SIPC
Printed on recycled paper.
MFR26569-03

Schwab Taxable Money Funds

Annual Report
December 31, 2005

Schwab Government
Money Fund™

Schwab U.S. Treasury
Money Fund™

Schwab Value Advantage
Money Fund®

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., which currently ranks as one of the largest investment managers in the country. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

We strive every day to warrant the trust you have placed in us; that will never change. Thank you for investing with us.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion for the year ended December 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for your Schwab money fund for the year ended December 31, 2005. Although the period was marked by volatility, our money funds provided competitive yields as well as safety and stability.

I would like to take this opportunity to remind you that Schwab Funds offers a range of position-traded money funds that are available with a variety of minimums and investment strategies to meet your needs. These funds and share classes are available beginning with a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include both taxable and, for clients who are tax sensitive, tax-free investment strategies. To make these products even more convenient, we've recently reduced the subsequent investment minimum requirement from $5,000 to $500 on several of our Value Advantage Investments.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. During the report period covered by this book, Schwab Funds launched seven new funds across varying investment styles and strategies.

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the Value Advantage Money Fund. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the Value Advantage Money Fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

The Investment Environment and the Fund

Despite having witnessed a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates eight consecutive times in the one-year report period and bringing the benchmark rate up to 4.25%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

Regardless of the concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.5%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past two quarters was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructures in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September, although softening oil demand and quick action by the federal government to release Strategic Petroleum Reserves led to a subsequent decline off that peak. During the fourth quarter, oil had dropped to as low as $58 a barrel, but then rebounded back to $64 as of the end of the period. While the full economic effect of the hurricanes remains unknown, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in those areas.

Another significant event that happened during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he had not yet been confirmed into office as of the end of the report period, Bernanke's experience on



Karen Wiggan, a vice president of the investment adviser and senior portfolio manager, has day-to-day responsibility for management of the Government Money and U.S. Treasury Money Funds. She joined the firm in 1987 and has worked in fixed income portfolio management since 1991.

the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

The Schwab Government Money Fund took advantage of rising short-term interest rates and continued to increase its holdings of shorter-term discount notes and variable-rate securities. The interest rates on variable-rate securities reset frequently, allowing the fund to capture the rise in market rates. In this economic environment, the fund maintained a shorter weighted average maturity (WAM) to allow its yield to reflect the rising rates. The fund increased its positions in repurchase agreements (repo) as the spread between agency discount notes and repos widened, providing a favorable yield advantage.

The Schwab U.S. Treasury Money Fund tracked the rising short-term rates with the 3-month Treasury bill increasing from 2.25% to 4.08% during the one-year period. During the year, the rate of bill issuance remained depressed due to unusually strong tax receipts and a smaller than anticipated budget deficit. Due to the smaller than expected supply, the fund maintained a longer weighted average maturity (WAM) to take advantage of the relatively large gap between shorter- and longer-term rates in the U.S. Treasury bill curve.

The Schwab Value Advantage Money Fund was positioned for a continued rise in short-term interest rates by adding to its holdings of variable-rate securities. The interest rates on these types of securities reset frequently, allowing the fund the opportunity to capture a rise in market rates. To further take advantage of the rising-rate environment, the fund kept its weighted average maturity (WAM) relatively short at about 40 days. Keeping the WAM short provides flexibility to adapt and respond to the changes in interest rates. This is a similar strategy to our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Performance and Fund Facts as of 12/31/05

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Government Money Fund	U.S. Treasury Money Fund	Value Advantage Money Fund		
			Investor Shares	Select Shares®	Institutional Shares
Ticker Symbol	SWGXX	SWUXX	SWVXX	SWBXX	SWAXX
Seven-Day Yield[1]	3.59%	3.30%	3.88%	3.98%	4.09%
Seven-Day Yield–No Waiver[2]	3.52%	3.11%	3.77%	3.77%	3.77%
Seven-Day Effective Yield[1]	3.65%	3.35%	3.95%	4.05%	4.17%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Government Money Fund	U.S. Treasury Money Fund	Value Advantage Money Fund
Weighted Average Maturity	29 days	60 days	47 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1	100% Tier 1
Minimum Initial Investment[3]			
Sweep Investments™	*	*	n/a
Investor Shares ($15,000 for IRA and custodial accounts)	n/a	n/a	$25,000
Select Shares	n/a	n/a	$1,000,000
Institutional Shares	n/a	n/a	$3,000,000

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.
Portfolio holdings may have changed since the report date.
[1] Fund expenses have been partially absorbed by CSIM and Schwab.
[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.
[3] Please see prospectus for further detail and eligibility requirements.
* Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2005 and held through December 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/05	Ending Account Value (Net of Expenses) at 12/31/05	Expenses Paid During Period[2] 7/1/05–12/31/05
Schwab Government Money Fund™				
Actual Return	0.75%	$1,000	$1,015.20	$3.81
Hypothetical 5% Return	0.75%	$1,000	$1,021.43	$3.82
Schwab U.S. Treasury Money Fund™				
Actual Return	0.63%	$1,000	$1,014.20	$3.20
Hypothetical 5% Return	0.63%	$1,000	$1,022.03	$3.21
Schwab Value Advantage Money Fund™				
Investor Shares				
Actual Return	0.45%	$1,000	$1,016.90	$2.29
Hypothetical 5% Return	0.45%	$1,000	$1,022.94	$2.29
Select Shares®				
Actual Return	0.35%	$1,000	$1,017.40	$1.78
Hypothetical 5% Return	0.35%	$1,000	$1,023.44	$1.79
Institutional Shares				
Actual Return	0.24%	$1,000	$1,018.00	$1.22
Hypothetical 5% Return	0.24%	$1,000	$1,024.00	$1.22

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Schwab Government Money Fund™

Financial Statements

Financial Highlights

	1/1/05– 12/31/05	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.03	0.01	0.00[1]	0.01	0.04
Less distributions:					
Dividends from net investment income	(0.03)	(0.01)	(0.00)[1]	(0.01)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	2.52	0.65	0.48	1.20	3.63
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.75	0.75	0.75	0.75	0.75
Gross operating expenses	0.83	0.83	0.83	0.83	0.84
Net investment income	2.49	0.64	0.49	1.19	3.52
Net assets, end of period ($ x 1,000,000)	2,471	2,535	2,838	3,092	3,054

[1] Per share amount was less than $0.01.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
20.7%	U.S. Government Securities	512,341	512,341
12.0%	Variable-Rate Obligations	295,905	295,905
68.1%	Other Investments	1,681,228	1,681,228
100.8%	Total Investments	2,489,474	2,489,474
(0.8)%	Other Assets and Liabilities		(18,891)
100.0%	Net Assets		2,470,583

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

U.S. Government Securities 20.7% of net assets

Discount Notes 18.8%

Fannie Mae

3.99%, 01/03/06	41,500	41,491
4.01%, 02/08/06	15,000	14,937
4.19%, 02/15/06	25,670	25,537
4.20%, 02/22/06	4,744	4,715
4.25%, 02/22/06	15,000	14,909
4.21%, 02/24/06	12,525	12,447
4.31%, 03/01/06	57,046	56,648
4.48%, 04/03/06	25,137	24,859
4.52%, 06/07/06	10,000	9,807

Federal Home Loan Bank

4.25%, 02/22/06	15,000	14,909
4.28%, 03/01/06	30,000	29,792
4.47%, 05/31/06	10,000	9,818

Freddie Mac

4.19%, 02/14/06	51,285	51,025
4.24%, 04/18/06	25,000	24,692
4.25%, 04/18/06	9,253	9,138
4.27%, 04/25/06	25,000	24,669
4.30%, 04/25/06	20,000	19,733
4.31%, 04/25/06	20,000	19,733
4.47%, 05/16/06	1,660	1,633
4.51%, 06/06/06	5,000	4,904
4.52%, 06/06/06	10,000	9,808
4.53%, 06/13/06	20,000	19,599
4.56%, 06/20/06	20,000	19,579
		464,382

Coupon Notes 1.9%

Federal Home Loan Bank

2.95%, 09/14/06	15,000	14,838
2.23%, 04/21/06	17,000	16,894
2.75%, 05/15/06	16,315	16,227
		47,959

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Variable-Rate Obligations 12.0% of net assets		
Coupon Notes 12.0%		
Fannie Mae		
4.21%, 01/07/06	40,000	39,980
4.22%, 01/09/06	25,000	25,000
Federal Home Loan Bank		
4.18%, 01/03/06	35,000	34,990
4.15%, 02/02/06	40,000	39,986
4.20%, 02/10/06	46,000	45,989
4.36%, 03/13/06	30,000	29,995
3.89%, 03/29/06	30,000	29,991
Freddie Mac		
4.14%, 02/07/06	50,000	49,974
		295,905

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
Other Investments 68.1% of net assets		
Repurchase Agreements 68.1%		
Bank of America Securities L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $236,640		
4.30%, issued 12/30/05, due 01/03/06	182,087	182,000
4.35%, issued 12/28/05, due 01/05/06	25,027	25,000
4.61%, issued 12/22/05, due 01/06/06	25,048	25,000
Bear Stearns & Co., Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $61,547		
3.99%, issued 08/31/05, due 01/06/06	25,355	25,000
4.32%, issued 12/21/05 due 01/04/06	35,067	35,000

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $483,730		
4.26%, issued 12/30/05, due 01/03/06	141,295	141,228
4.28%, issued 12/14/05, due 01/06/06	35,096	35,000
4.29%, issued 12/19/05, due 01/06/06	40,086	40,000
4.30%, issued 12/05/05, due 01/06/06	30,079	30,000
4.30%, issued 12/23/05, due 01/06/06	40,067	40,000
4.34%, issued 12/02/05, due 01/06/06	35,148	35,000
4.34%, issued 12/22/05, due 01/03/06	25,045	25,000
4.40%, issued 10/31/05, due 01/06/06	30,246	30,000
4.44%, issued 11/04/05, due 01/06/06	33,256	33,000
4.45%, issued 11/10/05, due 01/06/06	50,352	50,000
4.51%, issued 12/01/05, due 01/06/06	15,068	15,000
Goldman Sachs & Co.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $448,800		
4.33%, issued 12/30/05, due 01/03/06	400,192	400,000
4.40%, issued 10/05/05, due 01/04/06	40,413	40,000
Morgan Stanley & Co., Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $71,400		
4.30%, issued 12/08/05, due 01/06/06	45,156	45,000
4.32%, issued 11/30/05, due 01/06/06	25,111	25,000

Portfolio Holdings continued

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement		
Collateralized by U.S. Government		
Securities with a value of $413,114		
4.00%, issued 10/03/05, due 01/05/06	50,528	50,000
4.01%, issued 10/04/05, due 01/06/06	45,471	45,000
4.05%, issued 10/11/05, due 01/06/06	25,245	25,000
4.09%, issued 10/17/05, due 01/06/06	25,230	25,000
4.20%, issued 11/21/05, due 01/06/06	35,188	35,000
4.29%, issued 11/22/05, due 01/06/06	30,161	30,000
4.29%, issued 12/13/05, due 01/06/06	40,114	40,000
4.31%, issued 11/29/05, due 01/06/06	40,182	40,000
4.40%, issued 12/12/05, due 01/06/06	35,107	35,000
4.47%, issued 11/14/05, due 01/07/06	50,329	50,000
4.57%, issued 12/20/05, due 01/06/06	30,065	30,000
		1,681,228

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$ 808,246
Repurchase agreements, at value	1,681,228
Interest receivable	6,375
Prepaid expenses	+ 77
Total assets	**2,495,926**

The amortized cost for the fund's securities was $2,489,474. During the reporting period, the fund had $30,000 in transactions with other Schwab Funds®.

Liabilities

Payables:	
Dividends to shareholders	221
Investments bought	24,859
Investment adviser and administrator fees	60
Transfer agent and shareholder service fees	91
Trustees' fees	10
Accrued expenses	+ 102
Total liabilities	**25,343**

Net Assets

Total assets	2,495,926
Total liabilities	− 25,343
Net assets	**$2,470,583**

Net Assets by Source

Capital received from investors	2,470,916
Net realized capital losses	(333)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$2,470,583		2,471,695		$1.00

Federal Tax Data

Cost basis of portfolio	$2,489,474

Unused capital losses:

Expires 12/31 of:	Loss amount:
2006	$119
2007	184
2008	13
2010	1
2011	+ 16
	$333

Reclassifications:

Net realized capital losses	$226
Reclassified as:	
Capital received from investors	($226)

See financial notes. 11

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Investment Income

Interest		**$80,525**

Expenses

Investment adviser and administrator fees		9,008
Transfer agent and shareholder service fees		11,195
Trustees' fees		32
Custodian and portfolio accounting fees		207
Professional fees		36
Registration fees		54
Shareholder reports		95
Other expenses	+	32
Total expenses		20,659
Expense reduction	–	2,000
Net expenses		**18,659**

Increase in Net Assets from Operations

Total investment income		80,525
Net expenses	–	18,659
Net investment income		**61,866**
Increase in net assets from operations		**$61,866**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab)

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses through April 29, 2006 to 0.75% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$61,866	$17,967
Increase in net assets from operations	**61,866**	**17,967**

Distributions Paid

Dividends from net investment income	61,866	**17,967**

Transactions in Fund Shares

Shares sold	8,304,873	8,723,826
Shares reinvested	61,036	17,617
Shares redeemed	+ (8,430,592)	(9,043,706)
Net transactions in fund shares	**(64,683)**	**(302,263)**

Net Assets

Beginning of period	2,535,266	2,837,529
Total decrease	+ (64,683)	(302,263)
End of period	**$2,470,583**	**$2,535,266**

The tax-basis components of distributions are:

Current year
Ordinary income $61,866
Long-term capital gains $−
Prior year
Ordinary income $17,967
Long-term capital gains $−

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab U.S. Treasury Money Fund™

Financial Statements

Financial Highlights

	1/1/05– 12/31/05	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.02	0.01	0.00[1]	0.01	0.04
Less distributions:					
Dividends from net investment income	(0.02)	(0.01)	(0.00)[1]	(0.01)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	2.36	0.62	0.49	1.15	3.61
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.64	0.65	0.65	0.65	0.65
Gross operating expenses	0.83	0.82	0.82	0.82	0.84
Net investment income	2.32	0.61	0.49	1.15	3.44
Net assets, end of period ($ x 1,000,000)	3,574	3,811	4,046	4,323	4,042

[1] Per share amount was less than $0.01.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.0% U.S. Government Securities	3,573,889	3,573,889
100.0% Total Investments	3,573,889	3,573,889
0.0% Other Assets and Liabilities		506
100.0% Net Assets		3,574,395

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 100.0% of net assets		
Treasury Bills 93.9%		
U. S. Treasury Bills		
3.54%, 01/05/06	81,516	81,484
3.55%, 01/05/06	27,250	27,239
3.72%, 01/05/06	100,000	99,958
3.40%, 01/12/06	50,000	49,948
3.41%, 01/12/06	22,470	22,447
3.61%, 01/12/06	75,000	74,918
3.62%, 01/12/06	100,000	99,890
3.63%, 01/12/06	50,000	49,945
3.65%, 01/12/06	50,000	49,945
3.69%, 01/12/06	34,285	34,247
3.78%, 01/19/06	50,000	49,906
3.79%, 01/19/06	30,000	29,944
3.82%, 01/19/06	57,385	57,276
3.84%, 01/19/06	13,985	13,958
3.86%, 01/19/06	18,795	18,758
3.84%, 01/26/06	40,000	39,894
3.86%, 01/26/06	35,000	34,907
3.87%, 01/26/06	50,000	49,867
3.88%, 01/26/06	50,000	49,866
3.85%, 02/02/06	146,230	145,734
3.87%, 02/02/06	50,000	49,829
3.91%, 02/02/06	100,000	99,656
3.93%, 02/02/06	35,000	34,879
3.72%, 02/09/06	3,220	3,207
3.75%, 02/09/06	23,415	23,321
3.93%, 02/09/06	275,000	273,840
3.95%, 02/09/06	40,000	39,830
3.74%, 02/16/06	14,410	14,342
3.76%, 02/16/06	20,000	19,906
3.77%, 02/16/06	20,000	19,905
3.93%, 02/16/06	150,000	149,254
3.94%, 02/16/06	150,000	149,251
3.95%, 02/23/06	29,035	28,868
3.99%, 02/23/06	100,000	99,418
3.77%, 03/02/06	40,000	39,753
3.95%, 03/02/06	20,060	19,929
3.96%, 03/02/06	100,000	99,348
3.97%, 03/02/06	50,000	49,672
3.89%, 03/09/06	60,995	60,557
3.90%, 03/09/06	151,350	150,261
3.91%, 03/09/06	100,000	99,279
3.98%, 03/09/06	50,000	49,633

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
3.87%, 03/16/06	5,940	5,893
3.95%, 03/16/06	40,000	39,679
3.80%, 03/23/06	30,000	29,749
3.92%, 03/23/06	40,000	39,651
3.93%, 03/23/06	38,308	37,972
3.94%, 03/30/06	50,000	49,523
3.95%, 03/30/06	50,000	49,522
3.93%, 04/06/06	40,000	39,594
4.03%, 04/06/06	30,000	29,685
3.99%, 04/13/06	15,000	14,834
4.04%, 04/13/06	18,000	17,798
4.25%, 06/01/06	35,000	34,389
4.29%, 06/08/06	50,000	49,078
4.23%, 06/15/06	150,000	147,154
4.27%, 06/15/06	50,000	49,042
4.28%, 06/22/06	40,000	39,200
4.29%, 06/22/06	30,000	29,398
		3,356,230

Treasury Notes 6.1%

U.S. Treasury Notes

1.63%, 02/28/06	72,070	71,805
1.50%, 03/31/06	30,000	29,810
2.00%, 05/15/06	117,005	116,044
		217,659

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$3,573,889
Cash	3
Interest receivable	821
Investments sold	39,993
Prepaid expenses	+ 45
Total assets	**3,614,751**

The amortized cost for the fund's securities was $3,573,889.

Liabilities

Payables:	
Dividends to shareholders	282
Investments bought	39,775
Investment adviser and administrator fees	48
Transfer agent and shareholder service fees	132
Trustees' fees	10
Accrued expenses	+ 109
Total liabilities	**40,356**

Net Assets

Total assets	3,614,751
Total liabilities	− 40,356
Net assets	**$3,574,395**

Net Assets by Source

Capital received from investors	3,575,439
Net realized capital losses	(1,044)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$3,574,395		3,575,559		$1.00

Federal Tax Data

Cost basis of portfolio	$3,573,889
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2006	$89
2007	580
2010	66
2011	75
2012	+ 125
	$935
Deferred capital losses	$110
Capital losses utilized	**$7**
Reclassifications:	
Net realized capital losses	$55
Reclassified as:	
Capital received from investors	($55)

See financial notes.   17

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Investment Income

Interest		**$106,200**

Net Realized Gains and Losses

Net realized losses on investments sold		(36)

Expenses

Investment adviser and administrator fees		12,854
Transfer agent and shareholder service fees		16,141
Trustees' fees		37
Custodian and portfolio accounting fees		283
Professional fees		39
Registration fees		109
Shareholder reports		95
Other expenses	+	53
Total expenses		29,611
Expense reduction	–	6,651
Net expenses		**22,960**

Increase in Net Assets from Operations

Total investment income		106,200
Net expenses	–	22,960
Net investment income		**83,240**
Net realized losses	+	(36)
Increase in net assets from operations		**$83,204**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab)

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses through April 29, 2006 to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$83,240	$25,370
Net realized losses +	(36)	(192)
Increase in net assets from operations	**83,204**	**25,178**

Distributions Paid

Dividends from net investment income	**83,240**	**25,370**

Transactions in Fund Shares

Shares sold	12,062,775	11,353,793
Shares reinvested	82,101	25,007
Shares redeemed +	(12,381,488)	(11,613,375)
Net transactions in fund shares	**(236,612)**	**(234,575)**

Net Assets

Beginning of period	3,811,043	4,045,810
Total decrease +	(236,648)	(234,767)
End of period	**$3,574,395**	**$3,811,043**

The tax-basis components of distributions for the period ended 12/31/05 are:

Current year
Ordinary income	$83,240
Long-term capital gains	$–

Prior year
Ordinary income	$25,370
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab Value Advantage Money Fund®

Financial Statements

Financial Highlights

Investor Shares	1/1/05–12/31/05	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.03	0.01	0.01	0.02	0.04
Less distributions:					
Dividends from net investment income	(0.03)	(0.01)	(0.01)	(0.02)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	2.86	0.98	0.80	1.55	4.05
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.45	0.45	0.45	0.45	0.43
Gross operating expenses	0.56	0.56	0.55	0.54	0.56
Net investment income	2.83	0.97	0.81	1.55	3.92
Net assets, end of period ($ x 1,000,000)	24,112	23,365	28,860	38,728	44,247

Select Shares	1/1/05–12/31/05	1/1/04–12/31/04	2/28/03[1]–12/31/03
Per-Share Data ($)			
Net asset value at beginning of period	1.00	1.00	1.00
Income from investment operations:			
Net investment income	0.03	0.01	0.01
Less distributions:			
Dividends from net investment income	(0.03)	(0.01)	(0.01)
Net asset value at end of period	1.00	1.00	1.00
Total return (%)	2.96	1.09	0.72[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.35	0.35	0.35[3]
Gross operating expenses	0.56	0.56	0.55[3]
Net investment income	3.03	1.10	0.83[3]
Net assets, end of period ($ x 1,000,000)	2,325	1,209	1,013

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Institutional Shares	1/1/05– 12/31/05	1/1/04– 12/31/04	1/1/03– 12/31/03	7/1/02[1]– 12/31/02
Per-Share Data ($)				
Net asset value at beginning of period	1.00	1.00	1.00	1.00
Income from investment operations:				
Net investment income	0.03	0.01	0.01	0.01
Less distributions:				
Dividends from net investment income	(0.03)	(0.01)	(0.01)	(0.01)
Net asset value at end of period	1.00	1.00	1.00	1.00
Total return (%)	3.08	1.20	1.01	0.81[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	0.24	0.24	0.24	0.24[3]
Gross operating expenses	0.56	0.56	0.55	0.55[3]
Net investment income	3.11	1.20	1.00	1.57[3]
Net assets, end of period ($ x 1,000,000)	1,929	1,054	720	521

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

◆ Asset-backed security

✦ Credit-enhanced security

• Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
71.6%	Fixed-Rate Obligations	20,318,570	20,318,570
17.6%	Variable-Rate Obligations	4,990,080	4,990,080
10.6%	Other Investments	2,997,514	2,997,514
99.8%	Total Investments	28,306,164	28,306,164
0.2%	Other Assets and Liabilities		60,309
100.0%	Net Assets		28,366,473

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Fixed-Rate Obligations 71.6% of net assets

Commercial Paper & Other Corporate Obligations 48.6%

AB Spintab
| 4.12%, 01/18/06 | 73,000 | 72,860 |

Alliance & Leicester, PLC, Section 4(2) / 144A
4.12%, 01/20/06	65,000	64,860
4.32%, 02/21/06	32,000	31,806
4.46%, 03/21/06	45,000	44,565
4.49%, 05/10/06	76,000	74,804

◆ **Amstel Funding Corp., Section 4(2) / 144A**
| 4.35%, 02/22/06 | 77,846 | 77,362 |
| 4.35%, 02/23/06 | 17,000 | 16,892 |

◆✦ **Amsterdam Funding Corp., Section 4(2) / 144A**
| 4.27%, 01/04/06 | 203,000 | 202,928 |
| 4.30%, 01/06/06 | 50,000 | 49,970 |

✦ **ANZ National Bank (Int'l) Ltd.**
| 4.09%, 01/13/06 | 40,000 | 39,946 |
| 4.01%, 02/23/06 | 50,000 | 49,710 |

◆✦ **Aquinas Funding, L.L.C., Section 4(2) / 144A**
4.19%, 01/03/06	8,438	8,436
4.33%, 02/13/06	5,000	4,974
4.04%, 02/27/06	21,000	20,868
4.54%, 05/30/06	24,000	23,559
4.60%, 06/05/06	6,000	5,884
4.65%, 06/16/06	12,000	11,748
4.64%, 06/19/06	25,000	24,467
4.65%, 06/22/06	48,000	46,959

◆✦ **ASAP Funding Ltd., Section 4(2) / 144A**
4.26%, 01/19/06	100,000	99,788
4.27%, 02/01/06	4,000	3,985
4.30%, 02/02/06	29,000	28,890
4.42%, 03/03/06	57,000	56,578
4.46%, 03/07/06	11,000	10,912
4.47%, 03/10/06	14,500	14,379

◆✦ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**
4.18%, 01/04/06	16,000	15,994
4.30%, 01/06/06	116,433	116,364
4.07%, 01/09/06	7,821	7,814
4.21%, 01/10/06	29,000	28,970
4.45%, 03/13/06	15,840	15,703

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
4.10%, 01/13/06	70,071	69,976
3.88%, 01/18/06	137,914	137,665
4.12%, 01/19/06	10,000	9,980
4.16%, 01/26/06	10,309	10,280
3.99%, 02/17/06	195,785	194,784
4.00%, 03/01/06	7,000	6,955
4.47%, 05/08/06	23,000	22,645
4.52%, 05/17/06	86,000	84,564
4.60%, 06/08/06	43,000	42,153
4.60%, 06/16/06	109,000	106,743
Bank of America Corp.		
4.25%, 02/10/06	356,000	354,339
4.42%, 02/27/06	100,000	99,306
4.42%, 02/28/06	8,000	7,944
Bank of Ireland, Section 4(2) / 144A		
4.12%, 01/19/06	145,000	144,705
4.57%, 05/23/06	40,000	39,293
✛ **Barclays U.S. Funding Corp.**		
4.35%, 02/21/06	6,800	6,759
◆✛ **Barton Capital Corp., Section 4(2) / 144A**		
4.30%, 01/12/06	200,000	199,738
4.16%, 01/26/06	42,374	42,253
Bear Stearns Companies, Inc.		
4.04%, 01/04/06	101,000	100,966
4.12%, 01/18/06	87,000	86,833
◆✛ **Beta Finance, Inc., Section 3c7 / 144A**		
4.18%, 01/12/06	43,000	42,945
4.15%, 01/24/06	28,000	27,927
4.33%, 02/21/06	25,000	24,848
4.00%, 03/01/06	41,000	40,737
◆✛• **Blue Spice, L.L.C., Section 4(2) / 144A**		
4.12%, 01/20/06	12,000	11,974
4.13%, 03/28/06	20,000	19,806
✛ **CBA (Delaware) Finance, Inc.**		
4.08%, 01/09/06	10,750	10,740
4.32%, 02/21/06	97,000	96,413
◆ **CC (USA), Inc., Section 3c7 / 144A**		
4.08%, 01/11/06	7,000	6,992
3.85%, 01/13/06	7,000	6,991
3.87%, 01/13/06	54,000	53,931
3.89%, 01/13/06	5,000	4,994
4.08%, 01/13/06	21,195	21,166
4.12%, 01/20/06	22,000	21,953

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.16%, 01/25/06	30,000	29,918
4.29%, 02/13/06	63,000	62,681
4.33%, 02/21/06	22,000	21,867
4.45%, 03/20/06	10,000	9,905
◆✛ **Chariot Funding, L.L.C., Section 4(2) / 144A**		
4.19%, 01/05/06	105,000	104,951
4.25%, 01/25/06	28,000	27,921
✛ **Citigroup Funding, Inc.**		
4.07%, 01/09/06	242,500	242,283
4.29%, 01/09/06	149,000	148,859
4.30%, 01/12/06	136,000	135,822
4.14%, 01/23/06	75,000	74,812
4.29%, 01/30/06	72,000	71,753
4.41%, 02/21/06	50,000	49,690
4.44%, 03/17/06	190,000	188,262
4.46%, 03/20/06	40,000	39,618
4.65%, 06/26/06	29,000	28,356
◆✛ **Concord Minutemen Capital Co., Series A Section 3c7 / 144A**		
3.75%, 01/06/06	7,000	6,996
4.18%, 01/09/06	13,656	13,643
4.11%, 01/10/06	150,000	149,847
4.21%, 01/11/06	36,000	35,958
4.24%, 01/18/06	86,000	85,829
3.95%, 03/08/06	8,000	7,943
4.45%, 03/13/06	35,018	34,714
4.25%, 04/07/06	58,000	57,357
◆✛ **Crown Point Capital Co., L.L.C. Section 3c7 / 144A**		
3.98%, 01/04/06	50,000	49,984
4.20%, 01/12/06	32,000	31,959
4.33%, 04/19/06	15,000	14,809
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4 (2) / 144A**		
4.18%, 01/03/06	25,000	24,994
4.00%, 01/04/06	150,000	149,951
4.05%, 01/04/06	8,000	7,997
4.01%, 01/05/06	21,000	20,991
4.10%, 01/11/06	57,000	56,936
4.11%, 01/11/06	50,000	49,943
4.30%, 01/12/06	50,000	49,935
4.31%, 01/12/06	32,000	31,958
4.23%, 01/18/06	14,000	13,972
4.15%, 01/20/06	133,000	132,712
4.49%, 03/28/06	91,500	90,529

Portfolio Holdings continued

Issuer / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✛Dexia Delaware L.L.C.		
4.43%, 03/14/06	30,000	29,737
DnB NOR Bank ASA		
4.07%, 01/13/06	25,000	24,966
3.96%, 01/30/06	51,000	50,840
4.37%, 03/02/06	16,000	15,885
◆Dorada Finance, Inc., Section 3c7 / 144A		
4.29%, 02/13/06	50,000	49,747
4.60%, 06/12/06	79,000	77,404
✛Dresdner U.S. Finance, Inc.		
4.31%, 01/09/06	55,000	54,948
◆Edison Asset Securitization Corp., L.L.C., Section 4(2) / 144A		
4.58%, 06/06/06	133,000	130,418
◆✛Eiffel Funding, L.L.C., Section 4(2) / 144A		
4.20%, 01/09/06	25,000	24,977
◆✛Fairway Finance Co., L.L.C., Section 4(2) / 144A		
4.12%, 01/13/06	55,023	54,948
◆✛Falcon Asset Securitization Corp., Section 4(2) / 144A		
4.23%, 01/09/06	42,287	42,248
4.12%, 01/17/06	23,828	23,785
4.24%, 01/18/06	55,472	55,362
4.22%, 01/19/06	101,766	101,553
◆Five Finance Inc., Section 3c7 / 144A		
4.04%, 01/03/06	7,000	6,998
4.08%, 01/13/06	10,000	9,987
4.11%, 01/17/06	10,000	9,982
4.15%, 01/24/06	48,000	47,874
4.16%, 01/24/06	20,000	19,947
4.21%, 01/30/06	7,000	6,977
4.34%, 04/24/06	15,500	15,294
ForeningsSparbanken AB (Swedbank)		
4.11%, 01/18/06	13,800	13,773
4.54%, 05/30/06	195,000	191,421
◆Galaxy Funding, Inc., Section 4(2) / 144A		
4.10%, 01/11/06	40,000	39,955
4.12%, 01/19/06	15,000	14,969
4.20%, 01/24/06	11,000	10,971
4.33%, 02/21/06	15,000	14,909
General Electric Capital Corp.		
4.04%, 01/04/06	100,000	99,967
4.05%, 01/06/06	97,000	96,946
4.14%, 02/08/06	146,000	145,371
3.99%, 03/02/06	100,000	99,348
3.95%, 03/21/06	35,000	34,703

Issuer / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.46%, 05/03/06	112,000	110,345
4.46%, 05/11/06	316,000	311,025
General Electric Capital Services		
3.99%, 03/02/06	150,000	149,023
4.72%, 09/22/06	192,000	185,580
◆✛Grampian Funding, L.L.C., Section 4(2) / 144A		
4.12%, 01/20/06	8,000	7,983
4.46%, 03/22/06	60,000	59,412
4.53%, 05/26/06	31,000	30,447
✛HBOS Treasury Services, PLC		
4.34%, 02/22/06	13,000	12,919
4.33%, 02/24/06	89,000	88,428
4.34%, 02/27/06	65,000	64,558
4.43%, 03/14/06	84,000	83,263
HSBC U.S.A., Inc.		
4.45%, 05/01/06	4,000	3,942
Irish Life & Permanent, PLC, Section 4(2) / 144A		
4.05%, 01/05/06	32,000	31,986
4.05%, 01/06/06	42,000	41,977
4.12%, 01/18/06	10,000	9,981
4.32%, 02/16/06	40,000	39,782
✛IXIS Commercial Paper Corp., Section 4(2) / 144A		
4.14%, 01/25/06	150,000	149,591
4.26%, 02/16/06	54,000	53,710
4.56%, 05/16/06	15,000	14,749
4.60%, 06/16/06	40,000	39,172
◆✛Jupiter Securitization Corp., Section 4(2) / 144A		
4.22%, 01/10/06	101,657	101,551
4.19%, 01/11/06	36,000	35,958
4.24%, 01/19/06	42,745	42,655
◆K2 (USA), L.L.C., Section 3c7 / 144A		
4.20%, 01/10/06	15,000	14,984
4.21%, 01/11/06	10,000	9,988
4.12%, 01/17/06	13,600	13,575
4.29%, 02/13/06	9,000	8,954
4.34%, 02/22/06	16,800	16,696
4.00%, 02/23/06	80,000	79,538
4.35%, 02/23/06	10,000	9,937
4.37%, 02/28/06	20,000	19,861
4.43%, 03/09/06	4,800	4,761
3.95%, 03/13/06	25,800	25,603
4.45%, 03/13/06	35,000	34,696
4.24%, 04/05/06	10,000	9,892
4.25%, 04/05/06	32,800	32,444

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ KBC Financial Products International, Ltd.,		
Section 4(2) / 144A		
4.16%, 01/24/06	50,000	49,869
◆+ Lexington Parker Capital Co.,		
L.L.C. Section 4(2) / 144A		
4.06%, 01/06/06	42,000	41,977
4.23%, 02/03/06	10,000	9,962
4.00%, 02/14/06	23,000	22,890
4.34%, 02/22/06	8,000	7,950
◆+ Links Finance, L.L.C., Section 3c7 / 144A		
4.37%, 02/27/06	34,000	33,768
4.37%, 02/28/06	11,000	10,923
4.39%, 03/01/06	20,000	19,858
4.45%, 03/17/06	7,000	6,936
◆ Mane Funding Corp., Section 4(2) / 144A		
4.14%, 01/19/06	7,212	7,197
4.20%, 01/23/06	47,124	47,004
4.33%, 02/21/06	147,000	146,109
4.45%, 03/16/06	121,000	119,906
4.46%, 03/20/06	109,024	107,982
◆+ Mont Blanc Capital Corp., Section 4(2) / 144A		
4.24%, 01/19/06	88,000	87,815
4.35%, 02/23/06	71,282	70,831
◆+ Nieuw Amsterdam Receivables Corp.,		
Section 4(2) / 144A		
4.01%, 01/03/06	40,000	39,991
3.78%, 01/12/06	30,000	29,966
4.11%, 01/13/06	12,000	11,984
3.97%, 02/08/06	20,000	19,918
4.35%, 02/22/06	23,782	23,634
4.04%, 02/27/06	15,000	14,906
4.39%, 03/02/06	14,500	14,395
4.06%, 03/23/06	14,000	13,875
4.13%, 03/23/06	14,512	14,380
Northern Rock PLC		
4.41%, 03/07/06	62,000	61,511
◆+ Old Line Funding, L.L.C., Section 4(2) / 144A		
4.36%, 01/12/06	69,290	69,198
◆+ Park Avenue Receivables Corp. L.L.C.,		
Section 4(2) / 144A		
4.23%, 01/19/06	75,127	74,969
◆+ Park Granada, L.L.C., Section 4(2) / 144A		
4.28%, 01/03/06	60,000	59,986
4.21%, 01/26/06	36,000	35,896
4.28%, 02/07/06	30,000	29,869
4.40%, 03/02/06	16,000	15,884

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Picaros Funding, L.L.C., Section 4(2) / 144A		
4.00%, 02/17/06	86,000	85,560
4.35%, 02/22/06	14,000	13,913
4.18%, 03/30/06	75,000	74,250
◆+ Preferred Receivables Funding Corp.		
Section 4(2) / 144A		
3.97%, 02/10/06	150,000	149,352
4.37%, 02/28/06	11,567	11,486
4.60%, 06/12/06	36,000	35,271
+ San Paolo IMI U.S. Financial Co.		
4.03%, 01/05/06	177,000	176,922
+ Santander Central Hispano Finance (Delaware), Inc.		
4.00%, 02/24/06	60,000	59,647
3.96%, 03/15/06	122,000	121,038
4.30%, 04/13/06	14,000	13,833
◆+ Scaldis Capital Ltd., Section 4(2) / 144A		
4.08%, 01/10/06	57,542	57,484
4.13%, 01/17/06	175,000	174,682
4.14%, 01/20/06	15,281	15,248
4.37%, 02/27/06	102,474	101,773
4.41%, 03/01/06	21,366	21,213
4.40%, 03/02/06	116,348	115,504
4.44%, 03/10/06	54,925	54,470
4.46%, 03/20/06	35,000	34,666
◆+ Sheffield Receivables Corp., Section 4(2) 144A		
4.16%, 01/05/06	88,611	88,570
4.19%, 01/09/06	37,000	36,966
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
4.17%, 01/05/06	95,000	94,956
4.06%, 01/10/06	23,000	22,977
4.18%, 01/10/06	50,000	49,948
3.88%, 01/12/06	15,000	14,982
4.21%, 02/01/06	6,000	5,979
4.22%, 02/03/06	50,000	49,809
4.31%, 02/17/06	42,000	41,766
4.34%, 02/21/06	21,000	20,872
4.37%, 02/27/06	68,000	67,535
4.39%, 03/01/06	20,000	19,858
4.13%, 03/27/06	27,000	26,742
4.47%, 05/08/06	123,000	121,104
Skandinaviska Enskilda Banken AB		
4.03%, 03/02/06	108,000	107,288
+ Societe Generale North America, Inc.		
4.35%, 02/21/06	15,600	15,505

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Thunder Bay Funding, LLC., Section 4(2) / 144A		
4.12%, 01/18/06	47,000	46,909
4.16%, 01/23/06	10,581	10,554
4.46%, 03/20/06	45,000	44,570
4.47%, 03/20/06	30,519	30,227
◆+ Ticonderoga Funding, LLC., Section 4(2) / 144A		
4.27%, 01/09/06	66,328	66,265
4.37%, 01/27/06	13,000	12,959
Toronto Dominion Holdings		
4.42%, 05/05/06	5,500	5,418
◆+ Tulip Funding Corp., Section 3c7 / 144A		
4.45%, 04/27/06	67,000	66,057
+ UBS Finance (Delaware), Inc.		
4.14%, 01/26/06	24,900	24,829
4.17%, 01/30/06	40,800	40,665
◆+ Variable Funding Capital Corp., Section 4(2) / 144A		
4.29%, 01/13/06	100,000	99,858
+ Westpac Banking Corp., Section 4(2) / 144A		
4.21%, 02/24/06	122,000	121,240
4.61%, 06/13/06	14,000	13,715
+ Westpac Trust Securities NZ Ltd., Section 4(2) / 144A		
4.28%, 02/09/06	30,000	29,863
4.36%, 02/28/06	130,000	129,097
◆ Whistlejacket Capital, L.L.C., Section 3c7 / 144A		
4.13%, 01/20/06	6,567	6,553
4.17%, 01/24/06	6,053	6,037
4.07%, 01/30/06	30,258	30,160
4.35%, 02/23/06	15,168	15,072
4.43%, 03/10/06	6,836	6,779
4.45%, 03/14/06	20,000	19,824
4.47%, 03/20/06	5,179	5,129
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
4.33%, 02/17/06	12,993	12,920
4.44%, 02/22/06	36,000	35,771
4.40%, 03/01/06	35,386	35,133
4.41%, 03/01/06	25,376	25,194
4.42%, 03/13/06	26,435	26,207
◆+ Windmill Funding Corp., Section 4(2) / 144A		
4.30%, 01/11/06	38,000	37,955
		13,779,572

Certificates of Deposit 20.9%

American Express Bank FSB		
4.44%, 03/14/06	44,000	44,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Australia & New Zealand Banking Group Ltd.		
4.24%, 04/07/06	86,000	86,000
Banca Intesa		
4.22%, 01/24/06	131,000	131,000
Banco Bilbao Vizcaya Argentaria S.A.		
4.50%, 04/19/06	154,000	154,000
Bank of Tokyo-Mitsubishi, Ltd.		
4.17%, 01/27/06	100,000	100,000
4.44%, 03/09/06	14,000	14,000
Barclays Bank PLC		
4.18%, 01/04/06	20,000	20,000
4.16%, 01/05/06	242,000	242,000
4.05%, 01/06/06	29,000	29,000
4.21%, 01/18/06	17,000	17,000
4.22%, 01/19/06	30,000	30,000
4.36%, 02/28/06	20,000	20,000
BNP Paribas		
4.30%, 02/17/06	80,000	80,000
4.03%, 03/27/06	287,000	287,000
4.60%, 06/20/06	231,000	231,000
Calyon		
4.21%, 01/11/06	190,000	190,000
4.12%, 01/17/06	10,000	10,000
3.99%, 02/23/06	110,000	110,000
Canadian Imperial Bank of Commerce		
3.96%, 02/01/06	110,000	110,000
Citibank, N.A.		
4.36%, 02/28/06	66,000	66,000
4.48%, 03/29/06	33,000	33,000
Credit Agricole S.A.		
4.61%, 06/21/06	30,000	30,000
Credit Suisse		
4.33%, 01/18/06	49,000	49,000
4.25%, 01/26/06	29,000	29,000
4.58%, 06/06/06	78,000	78,000
4.59%, 06/13/06	34,000	34,000
4.60%, 06/20/06	179,000	179,000
DePfa Bank, PLC		
4.05%, 01/06/06	10,000	10,000
4.21%, 01/13/06	30,000	30,000
4.12%, 01/19/06	20,000	20,000
4.39%, 03/03/06	50,000	50,000
Deutsche Bank, AG		
3.96%, 02/01/06	14,000	14,000
4.62%, 10/26/06	150,000	150,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
DnB NOR Bank ASA		
3.81%, 01/20/06	20,000	20,000
Dresdner Bank AG		
4.25%, 01/26/06	169,000	169,000
Fortis Bank		
4.18%, 04/03/06	205,000	205,000
+ HBOS Treasury Services, PLC		
4.38%, 03/10/06	125,000	125,000
4.41%, 05/05/06	35,000	35,000
HSBC Bank, USA		
4.13%, 03/29/06	65,000	65,000
4.30%, 04/21/06	56,000	56,000
ING Bank N.V.		
4.11%, 01/20/06	55,000	55,000
4.46%, 05/08/06	28,000	28,000
Landesbank Baden-Wurttemberg		
4.32%, 02/17/06	100,000	99,999
Landesbank Hessen-Thuringen Girozentrale		
4.53%, 05/30/06	86,000	86,000
Lloyds TSB Bank, PLC		
3.96%, 02/01/06	50,000	50,000
Mizuho Corp. Bank, Ltd.		
4.21%, 01/27/06	80,000	80,000
4.22%, 02/01/06	30,000	30,000
Nordea Bank Finland, PLC		
4.24%, 04/06/06	265,000	265,000
4.46%, 05/08/06	87,000	87,000
4.49%, 05/15/06	33,000	33,000
Northern Rock, PLC		
4.25%, 01/26/06	50,000	50,000
Royal Bank of Scotland, PLC		
4.29%, 02/01/06	82,000	82,000
4.41%, 05/05/06	40,000	40,000
San Paolo IMI SpA		
4.21%, 01/18/06	125,000	125,000
4.11%, 01/19/06	17,000	17,000
4.36%, 03/01/06	10,000	10,000
Societe Generale		
4.61%, 06/21/06	46,000	46,000
4.63%, 06/22/06	118,000	118,000
Toronto Dominion Bank		
4.46%, 03/27/06	255,000	255,000
U.S. Bank, N.A.		
4.11%, 01/20/06	218,000	218,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
UBS, AG		
3.97%, 02/01/06	42,000	42,000
Unicredito Italiano SpA		
3.78%, 01/17/06	35,000	35,000
4.10%, 01/17/06	350,000	350,000
4.11%, 01/19/06	10,000	10,000
4.29%, 04/18/06	105,000	105,000
Washington Mutual Bank, FA		
4.44%, 03/14/06	73,000	73,000
4.61%, 06/16/06	29,000	29,000
Wells Fargo Bank, N.A.		
4.27%, 01/12/06	50,000	50,000
4.31%, 01/26/06	100,000	99,999
Wilmington Trust Co.		
4.42%, 03/08/06	22,000	22,000
		5,942,998
Bank Notes 2.1%		
Bank of America, N.A.		
4.19%, 01/11/06	184,000	184,000
4.25%, 01/27/06	412,000	412,000
		596,000

Variable-Rate Obligations 17.6% of net assets

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Access Loans for Learning Student Loan Corp.		
Taxable Student Loan RB Series II-A-6		
4.33%, 01/07/06	27,800	27,800
Bank of Ireland, 144A		
4.34%, 01/20/06	40,000	40,000
Bank of New York Co., Inc., 144A		
4.42%, 01/27/06	50,000	50,000
Barclays Bank, PLC		
4.25%, 01/05/06	90,000	89,992
4.30%, 01/10/06	37,000	36,997
4.31%, 01/23/06	300,000	299,968
BNP Paribas		
4.30%, 01/10/06	100,000	99,980
4.31%, 01/17/06	75,000	74,992
Canadian Imperial Bank of Commerce		
4.43%, 01/17/06	100,000	100,000
4.35%, 01/23/06	10,000	10,000

Portfolio Holdings continued

Issuer / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚ Central Baptist Church of Hixson, Tennessee		
4.44%, 01/07/06	13,000	13,000
✚ City of New Britain, Connecticut		
GO Pension Bonds Series 1998		
4.39%, 01/07/06	40,000	40,000
✚ Columbus, Georgia Development Authority		
Taxable RB (Jay Leasing, Inc. Project) Series 1997		
4.41%, 01/07/06	5,535	5,535
Commonwealth Bank of Australia, 144A		
4.16%, 01/24/06	50,000	50,000
◆✚ Concord Minutemen Capital Co., Series A Section 3c7 / 144A		
4.32%, 01/19/06	20,000	19,999
Credit Suisse		
4.32%, 01/11/06	100,000	100,000
Dexia Credit Local		
4.32%, 01/26/06	100,000	99,975
◆ Dorada Finance, Inc., Section 3c7 / 144A		
4.32%, 01/17/06	145,000	144,999
◆ Five Finance Inc., Section 3c7 / 144A		
4.33%, 01/17/06	50,000	49,996
General Electric Capital Corp.		
4.47%, 01/17/06	225,000	225,000
HSH Nordbank, AG		
4.29%, 01/09/06	75,000	74,997
J.P. Morgan Securities, Inc.		
4.29%, 01/01/06	100,000	100,000
◆✚ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A		
4.24%, 01/03/06	175,000	174,994
4.29%, 01/09/06	35,000	34,999
4.34%, 01/13/06	73,000	72,998
◆ Liberty Lighthouse U.S. Capital Co. L.L.C., Section 4(2) / 144A		
4.26%, 01/03/06	31,000	31,000
4.29%, 01/09/06	52,000	51,997
4.34%, 01/19/06	30,000	30,000
4.34%, 01/30/06	40,000	39,998
◆✚ Links Finance, L.L.C., Section 3c7 / 144A		
4.29%, 01/09/06	50,000	49,993
4.32%, 01/17/06	32,000	31,997
4.35%, 01/17/06	100,000	100,006
✚ Loanstar Assets Partners II, L.P.		
4.46%, 01/07/06	25,000	25,000
✚ Merlot Trust Section 4(2) / 144A		
Series 2000B		
4.53%, 01/07/06	30,000	30,000
Merrill Lynch & Co., Inc.		
4.35%, 01/17/06	75,000	75,000
• Metropolitan Life Insurance Co.		
4.36%, 01/03/06	100,000	100,000
• Monumental Life Insurance Co.		
4.30%, 01/01/06	100,000	100,000
4.39%, 01/01/06	10,000	10,000
4.39%, 01/03/06	100,000	100,000
Morgan Stanley		
4.30%, 01/03/06	140,000	140,000
4.34%, 01/17/06	50,000	50,000
✚ New Jersey Economic Development Authority		
Taxable Economic Development Bonds (MSNBC CNBC Project) Series 1997A		
4.27%, 01/03/06	15,600	15,600
Norddeutsche Landesbank Girozentrale		
4.27%, 01/03/06	130,000	129,992
4.32%, 01/17/06	75,000	74,993
Nordea AB		
4.34%, 02/13/06	80,000	80,000
Nordea Bank Finland, PLC		
4.34%, 01/17/06	35,000	34,998
Royal Bank of Canada		
4.39%, 02/10/06	40,000	40,000
Royal Bank of Scotland, PLC		
4.26%, 01/03/06	90,000	89,994
4.26%, 01/06/06	140,000	139,990
4.32%, 01/27/06	112,000	111,992
4.33%, 01/30/06	80,000	79,989
Royal Bank of Scotland, PLC, 144A		
4.34%, 01/23/06	20,000	20,000
◆✚ Sigma Finance, Inc., Section 3c7 / 144A		
4.33%, 01/17/06	75,000	74,995
4.35%, 01/17/06	46,125	46,125
Svenska Handelsbanken AB		
4.25%, 01/03/06	75,000	74,989

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
• **The Goldman Sachs Group, Inc.**		
4.34%, 01/04/06	10,000	10,000
4.40%, 01/13/06	140,000	140,000
• **The Goldman Sachs Group, Inc., 144A**		
4.39%, 01/09/06	125,000	125,000
✛ **Town of Islip, New York IDA, 144A**		
Taxable Adjustable Rate IDRB		
(Nussdorf Associates/Quality		
King Distributions, Inc. Facility)		
Series 1992		
4.68%, 01/07/06	1,285	1,285
• **Travelers Insurance Co.**		
4.34%, 01/01/06	25,000	25,000
4.44%, 01/19/06	100,000	100,000
4.43%, 01/30/06	25,000	25,000
◆✛ **Wachovia Asset Securitization, Inc., 144A**		
Series 2005-HM1A Class AMM		
4.37%, 01/25/06	33,948	33,948
Washington Mutual Bank, FA		
4.36%, 01/30/06	125,000	125,000
Wells Fargo & Co., 144A		
4.36%, 01/17/06	120,000	120,001
◆ **Whistlejacket Capital, L.L.C., Section 3c7 / 144A**		
4.28%, 01/09/06	13,000	12,998
4.33%, 01/20/06	17,000	16,998
4.33%, 01/27/06	74,000	73,991
◆ **White Pine Finance, L.L.C., Section 3c7 / 144A**		
4.26%, 01/09/06	22,000	21,997
4.32%, 01/17/06	42,000	41,995
4.37%, 01/20/06	42,000	42,005
4.33%, 01/25/06	60,000	59,993
		4,990,080

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Other Investments 10.6% of net assets

Repurchase Agreements 10.6%

Bank of America Securities LLC. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $324,360 4.30%, issued 12/30/05, due 01/03/06	318,152	318,000
Bear Stearns & Co. Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $132,603 4.28%, issued 12/30/05, due 01/03/06	130,062	130,000
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $525 4.26%, issued 12/30/05, due 01/03/06	514	514
Goldman Sachs & Co. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,020,000 4.33%, issued 12/30/05, due 01/03/06	1,000,482	1,000,000
Morgan Stanley & Co. Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $682,381 4.28%, issued 12/30/05, due 01/03/06	669,318	669,000
UBS Financial Services, Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $897,602 4.29%, issued 12/30/05, due 01/03/06	880,419	880,000
		2,997,514

End of investments.

Portfolio Holdings continued

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)

At December 31, 2005 portfolio holdings included illiquid and/or restricted securities as follows:

Blue Spice, L.L.C., Section 4(2) / 144A

4.12%,10/18/05, 01/20/06	12,000	11,974
4.13%, 09/27/05, 03/28/06	20,000	19,806
		31,780

Metropolitan Life Insurance Co., 144A

4.36%, 02/01/05, 01/03/06	100,000	**100,000**

Monumental Life Insurance Co.

4.39%, 06/10/93, 01/01/06	10,000	10,000
4.30%, 01/12/00, 01/01/06	100,000	100,000
4.39%, 10/10/96, 01/03/06	100,000	100,000
		210,000

Travelers Insurance Co., 144A

4.34%, 01/31/05, 01/03/06	25,000	25,000
4.44%, 08/19/05, 01/19/06	100,000	100,000
4.43%, 10/28/05, 01/30/06	25,000	25,000
		150,000

The Goldman Sachs Group, Inc.

4.34%, 10/04/05, 01/04/06	10,000	10,000
4.40%, 07/18/05, 01/13/06	140,000	140,000
		150,000

The Goldman Sachs Group, Inc., 144A

4.39%, 07/09/04, 01/09/06	125,000	**125,000**

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$25,308,650
Repurchase agreements, at value	2,997,514
Receivables:	
Fund shares sold	248,175
Interest	54,803
Prepaid expenses	+ 841
Total assets	**28,609,983**

Liabilities

Payables:	
Fund shares redeemed	226,610
Dividends to shareholders	15,311
Investment adviser and administrator fees	509
Transfer agent and shareholder service fees	458
Trustees' fees	30
Accrued expenses	+ 592
Total liabilities	**243,510**

Net Assets

Total assets	28,609,983
Total liabilities	− 243,510
Net assets	**$28,366,473**

Net Assets by Source

Capital received from investors	28,366,473

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$24,112,102		24,112,313		$1.00
Select Shares	$2,325,036		2,325,036		$1.00
Institional Shares	$1,929,335		1,929,336		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $28,306,164 Includes restricted and/or illiquid securities worth $766,780, or 2.7% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $11,174,964 or 39.4% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio $28,306,164

Reclassifications:

Net realized capital losses	$103
Reclassified as:	
Capital received from investors	($103)

See financial notes. 31

Statement of
Operations

For January 1, 2005 through December 31, 2005. All numbers x 1,000.

Investment Income

Interest	**$866,135**

Expenses

Investment adviser and administrator fees		86,330
Transfer agent and shareholder service fees:		
Investor Shares		50,865
Select Shares		3,788
Institutional Shares		3,303
Trustees' fees		114
Custodian and portfolio accounting fees		2,218
Professional fees		118
Registration fees		636
Shareholder reports		248
Other expenses	+	232
Total expenses		147,852
Expense reduction	−	34,181
Net expenses		**113,671**

Increase in Net Assets from Operations

Total investment income		866,135
Net expenses	−	113,671
Net investment income		**752,464**
Increase in net assets from operations		**$752,464**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services 0.17% of the fund's assets. These fees are paid by Charles Schwab & Co., Inc. (Schwab)

For the fund's independent trustees only.

Includes $29,307 from the investment adviser (CSIM) and $4,874 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses through April 29, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.45
Select Shares	0.35
Institutional Shares	0.24

This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/05–12/31/05	1/1/04–12/31/04
Net investment income	$752,464	$275,461
Increase in net assets from operations	**752,464**	**275,461**

Distributions Paid

Dividends from net investment income		
Investor Shares	653,672	251,075
Select Shares	52,115	12,183
Institutional Shares	+ 46,677	12,203
Total dividends from net investment income	**752,464**	**275,461**

The tax-basis components of distributions are:

Current year
Ordinary income	$752,464
Long-term capital gains	$–

Prior year
Ordinary income	$275,461
Long-term capital gains	$–

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Shares Sold

Investor Shares	24,443,221	18,381,853
Select Shares	4,581,545	2,590,824
Institutional Shares	+ 4,425,407	2,979,806
Total shares sold	**33,450,173**	**23,952,483**

Shares Reinvested

Investor Shares	591,999	229,151
Select Shares	46,156	10,546
Institutional Shares	+ 41,389	10,215
Total shares reinvested	**679,544**	**249,912**

Shares Redeemed

Investor Shares	(24,288,614)	(24,105,952)
Select Shares	(3,511,556)	(2,405,370)
Institutional Shares	+ (3,591,062)	(2,656,903)
Total shares redeemed	**(31,391,232)**	**(29,168,225)**
Net transactions in fund shares	**2,738,485**	**(4,965,830)**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	25,627,988	30,593,818
Total decrease	+ 2,738,485	(4,965,830)
End of period	**$28,366,473**	**$25,627,988**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The Schwab Value Advantage Money Fund offers three share classes: Investor Shares, Select Shares and Institutional Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. The Schwab Government Money and U.S. Treasury Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Investor Money Fund
Schwab Advisor Cash Reserves
Schwab Cash Reserves

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which the funds belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity using the effective interest rate method. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Government Money Fund, Schwab U.S. Treasury Money Fund, and Schwab Value Advantage Money Fund (three of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Funds") at December 31, 2005, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
February 14, 2006

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Government Money Fund, the Schwab U.S. Treasury Money Fund and the Schwab Value Advantage Money Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

Interim Approval, May 2005. At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. In connection with the interim approval of the Agreement, the Board requested that CSIM prepare responses to certain questions outlined below in advance of the next regularly scheduled Board meeting. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. The Board noted that certain funds, including the U.S. Treasury Money Fund, had lower performance relative to their respective peer groups than other funds, and inquired as to the underlying reasons for this relative performance. The Board also requested that CSIM evaluate the reasons for such funds' relative performance, consider appropriate measures to address the performance and report the results of their findings at the next Board meeting. Following such evaluation, and based upon CSIM's agreement to perform such analyses, etc. relating to performance, the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. With respect to the U.S. Treasury Money Fund, the Board also considered Schwab's agreement that that fund's net operating expenses (excluding interest, taxes and certain non-routine expenses) would not exceed 63 (sixty-three) basis points for the period July 1, 2005 until July 1, 2006. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Subsequent Continuation, August 2005. At the August 31, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the continuation of the Agreement through June 30, 2006. This approval extended the interim approval of the Agreement by the Board, which had taken place on May 24, 2005 and is discussed above. In connection with the approval of the Agreement, the Board considered additional information provided by CSIM in response to the Board's requests at the May 24, 2005 meeting, as well as reconsidered the information provided and factors considered at prior meetings. The Board concluded that the information provided at the meeting supported continuation of the Agreement. In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees		
Name and Year of Birth	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate). *Until 2001:* Special Advisor to the President, Stanford University. *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University. Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2]

---

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3] Non-Executive Chairman, Solectron Corporation (manufacturing).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

42

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Trustee, Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01,* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES Adjustable convertible extendable security
BAN Bond anticipation note
COP Certificate of participation
GAN Grant anticipation note
GO General obligation
HDA Housing Development Authority
HFA Housing Finance Agency
IDA Industrial Development Authority
IDB Industrial Development Board
IDRB Industrial Development Revenue Bond
M/F Multi-family
RAN Revenue anticipation note
RB Revenue bond
S/F Single-family
TAN Tax anticipation note
TECP Tax-exempt commercial paper
TRAN Tax and revenue anticipation note
VRD Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Advisor Cash Reserves™

Annual Report
December 31, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., which currently ranks as one of the largest investment managers in the country. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

We strive every day to warrant the trust you have placed in us; that will never change. Thank you for investing with us.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion for the year ended December 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for your Schwab money fund for the year ended December 31, 2005. Although the period was marked by volatility, our money funds provided competitive yields as well as safety and stability.

I would like to take this opportunity to remind you that Schwab Funds offers a range of position-traded money funds that are available with a variety of minimums and investment strategies to meet your needs. These funds and share classes are available beginning with a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include both taxable and, for clients who are tax sensitive, tax-free investment strategies. To make these products even more convenient, we've recently reduced the subsequent investment minimum requirement from $5,000 to $500 on several of our Value Advantage Investments.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. During the report period covered by this book, Schwab Funds launched seven new funds across varying investment styles and strategies.

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the fund. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

The Investment Environment and the Fund

Despite having witnessed a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates eight consecutive times in the one-year report period and bringing the benchmark rate up to 4.25%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

Regardless of the concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.5%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past two quarters was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructures in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September, although softening oil demand and quick action by the federal government to release Strategic Petroleum Reserves led to a subsequent decline off that peak. During the fourth quarter, oil had dropped to as low as $58 a barrel, but then rebounded back to $64 as of the end of the period. While the full economic effect of the hurricanes remains unknown, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in those areas.

Another significant event that happened during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he had not yet been confirmed into office as of the end of the report period, Bernanke's experience on

the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

Schwab Advisor Cash Reserves was positioned to take advantage of the likelihood that the Federal Reserve would continue to raise short-term interest rates. As noted above, the Fed continued in its tightening cycle throughout the year, raising short-term interest rates 0.25% at each of its eight meetings. At the end of the one-year report period, the benchmark rate was up to 4.25%. In this economic environment, the fund continually added to its variable-rate holdings, maintaining its holdings at around 15-20% of fund assets during the period. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. To further take advantage of the rising-rate environment, we maintained our weighted average maturity (WAM) relatively short, at around 40 days. Keeping the WAM short provided flexibility to adapt and respond to the changes in interest rates.

Performance and Fund Facts as of 12/31/05

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Sweep Shares	Premier Sweep Shares
Ticker Symbol	SWQXX	SWZXX
Seven-Day Yield[1]	3.64%	3.74%
Seven-Day Yield–No Waiver[2]	3.44%	3.44%
Seven-Day Effective Yield[1]	3.70%	3.81%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	48 days
Credit Quality of Holdings % of portfolio	100% Tier 1

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested invested for six-months beginning July 1, 2005 and held through December 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/05	Ending Account Value (Net of Expenses) at 12/31/05	Expenses Paid During Period[2] 7/1/05–12/31/05
Schwab Advisor Cash Reserves™				
Sweep Shares				
Actual Return	0.69%	$1,000	$1,015.70	$3.51
Hypothetical 5% Return	0.69%	$1,000	$1,021.73	$3.52
Premier Sweep Shares				
Actual Return	0.59%	$1,000	$1,016.20	$3.00
Hypothetical 5% Return	0.59%	$1,000	$1,022.23	$3.01

---

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Financial Statements

Financial Highlights

Sweep Shares	1/1/05–12/31/05	8/19/04[1]–12/31/04
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.03	0.00[2]
Less distributions:		
Dividends from net investment income	(0.03)	(0.00)[2]
Net asset value at end of period	1.00	1.00
Total return (%)	2.63	0.45[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.69	0.69[4]
Gross operating expenses	0.85	0.85[4]
Net investment income	2.65	1.30[4]
Net assets, end of period ($ x 1,000,000)	1,898	1,271

Premier Sweep Shares	1/1/05–12/31/05	8/19/04[1]–12/31/04
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.03	0.00[2]
Less distributions:		
Dividends from net investment income	(0.03)	(0.00)[2]
Net asset value at end of period	1.00	1.00
Total return (%)	2.73	0.48[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.59	0.59[4]
Gross operating expenses	0.85	0.85[4]
Net investment income	2.75	1.41[4]
Net assets, end of period ($ x 1,000,000)	3,728	2,344

[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

◆ Asset-backed security

✦ Credit-enhanced security

• Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
64.0%	Fixed-Rate Obligations	3,597,666	3,597,666
14.2%	Variable-Rate Obligations	800,398	800,398
21.7%	Other Investments	1,221,359	1,221,359
99.9%	Total Investments	5,619,423	5,619,423
0.1%	Other Assets and Liabilities		6,669
100.0%	Net Assets		5,626,092

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 64.0% of net assets		
Commercial Paper & Other Corporate Obligations 47.8%		
AB Spintab		
4.21%, 01/20/06	2,000	1,996
Alliance & Leicester, PLC, Section 4(2) / 144A		
3.95%, 03/14/06	2,000	1,984
4.47%, 03/15/06	7,000	6,937
4.49%, 05/10/06	21,000	20,670
4.62%, 06/06/06	13,000	12,745
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
4.07%, 01/09/06	9,000	8,992
4.35%, 02/22/06	10,000	9,938
4.35%, 02/23/06	6,000	5,962
✦ **ANZ (Delaware), Inc.**		
4.30%, 04/17/06	41,000	40,492
✦ **ANZ National Bank (Int'l) Ltd.**		
4.09%, 01/13/06	2,000	1,997
4.01%, 02/23/06	15,000	14,913
◆✦ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
4.19%, 01/03/06	1,000	1,000
4.12%, 01/13/06	1,000	999
4.60%, 06/05/06	3,000	2,942
4.61%, 06/13/06	2,000	1,959
4.65%, 06/16/06	13,000	12,727
4.64%, 06/19/06	5,000	4,893
4.65%, 06/22/06	4,000	3,913
◆✦ **ASAP Funding Ltd., Section 4(2) / 144A**		
4.04%, 01/04/06	2,000	1,999
4.05%, 01/04/06	7,000	6,998
4.21%, 01/09/06	7,000	6,993
4.43%, 02/23/06	16,000	15,897
4.42%, 03/03/06	5,000	4,963
4.46%, 03/07/06	3,000	2,976
◆✦ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
4.18%, 01/04/06	5,000	4,998
4.19%, 01/04/06	11,884	11,880
4.35%, 02/21/06	18,704	18,590
4.45%, 03/13/06	4,000	3,965
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
4.04%, 01/04/06	2,000	1,999
4.10%, 01/13/06	4,000	3,995
4.23%, 01/17/06	27,000	26,950

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
3.88%, 01/18/06	30,000	29,946
3.82%, 01/23/06	50,000	49,885
4.00%, 03/01/06	10,000	9,936
4.03%, 03/22/06	6,000	5,947
4.52%, 05/17/06	2,000	1,967
4.63%, 06/22/06	12,000	11,741
Bank of America Corp.		
4.18%, 01/10/06	2,000	1,998
4.42%, 02/27/06	12,000	11,917
Bank of Ireland, Section 4(2) / 144A		
4.10%, 01/17/06	13,300	13,276
4.33%, 03/13/06	6,000	5,949
Bear Stearns Companies, Inc.		
4.04%, 01/06/06	34,000	33,981
4.31%, 04/21/06	2,000	1,974
◆+ **Beta Finance, Inc., Section 3c7 / 144A**		
4.42%, 03/10/06	13,500	13,389
◆+• **Blue Spice, L.L.C., Section 4(2) / 144A**		
4.18%, 01/03/06	4,000	3,999
4.13%, 03/28/06	23,000	22,777
+ **CBA (Delaware) Finance, Inc.**		
4.27%, 02/15/06	17,000	16,910
◆ **CC (USA), Inc., Section 3c7 / 144A**		
3.85%, 01/13/06	3,000	2,996
3.87%, 01/13/06	1,000	999
4.12%, 01/20/06	21,000	20,955
3.96%, 01/27/06	7,000	6,980
4.01%, 03/01/06	6,000	5,961
4.30%, 04/20/06	12,000	11,847
◆+ **Chariot Funding, L.L.C., Section 4(2) / 144A**		
4.19%, 01/09/06	10,000	9,991
4.11%, 01/17/06	16,000	15,971
+ **Citigroup Funding, Inc.**		
4.27%, 01/10/06	20,000	19,979
4.30%, 01/12/06	5,000	4,993
4.27%, 01/13/06	32,000	31,955
4.41%, 02/21/06	10,000	9,938
4.38%, 03/03/06	18,000	17,868
4.44%, 03/13/06	1,000	991
4.44%, 03/17/06	44,000	43,598
4.46%, 03/17/06	10,000	9,908
4.65%, 06/26/06	35,000	34,223
◆+ **Concord Minutemen Capital Co., Series A** **Section 3c7 / 144A**		
3.75%, 01/06/06	30,000	29,985
4.07%, 01/09/06	5,544	5,539

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.11%, 01/10/06	2,000	1,998
4.21%, 01/11/06	2,000	1,998
4.24%, 01/18/06	11,000	10,978
3.95%, 03/08/06	15,000	14,894
4.25%, 04/07/06	1,000	989
◆+ **Crown Point Capital Co., L.L.C. Section 3c7 / 144A**		
3.98%, 01/04/06	30,000	29,990
3.82%, 01/18/06	20,000	19,965
4.33%, 04/19/06	19,000	18,758
◆ **Dakota CP Notes of Citibank Credit Card Issuance** **Trust, Section 4 (2) / 144A**		
4.10%, 01/11/06	6,000	5,993
4.11%, 01/11/06	11,000	10,988
4.13%, 01/19/06	4,000	3,992
4.32%, 01/19/06	45,000	44,903
4.15%, 01/20/06	1,000	998
4.32%, 01/24/06	49,000	48,865
4.49%, 03/28/06	17,000	16,820
+ **Dexia Delaware L.L.C.**		
4.43%, 03/14/06	38,000	37,667
DnB NOR Bank ASA		
4.57%, 06/01/06	43,000	42,194
4.63%, 06/21/06	15,000	14,678
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
4.12%, 01/20/06	20,000	19,957
+ **Dresdner U.S. Finance, Inc.**		
4.42%, 02/21/06	10,000	9,938
◆ **Edison Asset Securitization Corp., L.L.C.,** **Section 4(2) / 144A**		
4.58%, 06/06/06	41,000	40,204
◆+ **Eiffel Funding, L.L.C., Section 4(2) / 144A**		
4.19%, 01/03/06	25,000	24,994
4.49%, 03/28/06	2,000	1,979
◆+ **Fairway Finance Co., L.L.C., Section 4(2) / 144A**		
4.17%, 01/24/06	5,000	4,987
3.97%, 03/13/06	13,000	12,900
4.49%, 05/08/06	3,395	3,342
4.52%, 05/15/06	1,000	984
4.64%, 06/21/06	3,000	2,935
◆+ **Falcon Asset Securitization Corp.,** **Section 4(2) / 144A**		
4.23%, 01/09/06	50,000	49,953
◆ **Five Finance Inc., Section 3c7 / 144A**		
4.04%, 01/03/06	7,000	6,998
4.18%, 01/27/06	1,000	997

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.11%, 03/27/06	10,000	9,905
4.31%, 04/19/06	6,000	5,924
ForeningsSparbanken AB (Swedbank)		
4.29%, 04/19/06	30,000	29,622
4.54%, 05/30/06	22,000	21,596
◆ **Galaxy Funding, Inc., Section 4(2) / 144A**		
4.09%, 01/13/06	8,000	7,989
4.33%, 02/21/06	15,000	14,909
General Electric Capital Corp.		
4.04%, 01/04/06	35,000	34,988
4.06%, 01/10/06	40,000	39,960
4.07%, 01/12/06	45,000	44,945
4.14%, 02/08/06	54,000	53,767
3.99%, 03/01/06	20,000	19,872
3.95%, 03/21/06	9,000	8,924
4.30%, 04/17/06	4,000	3,950
4.46%, 05/03/06	12,000	11,823
4.61%, 08/01/06	8,000	7,790
4.71%, 09/15/06	8,000	7,740
General Electric Capital Services		
4.04%, 01/05/06	40,000	39,982
4.19%, 03/10/06	24,000	23,813
4.61%, 08/01/06	12,000	11,685
4.70%, 09/12/06	9,000	8,712
◆+ **Grampian Funding, LLC., Section 4(2) / 144A**		
4.12%, 01/19/06	6,000	5,988
4.17%, 01/26/06	4,000	3,989
4.37%, 03/02/06	6,000	5,957
4.46%, 03/22/06	10,000	9,902
+ **HBOS Treasury Services, PLC**		
4.33%, 02/24/06	7,000	6,955
4.41%, 03/08/06	29,000	28,768
Irish Life & Permanent, PLC, Section 4(2) / 144A		
4.05%, 01/05/06	3,000	2,999
4.32%, 02/16/06	11,000	10,940
4.45%, 03/14/06	9,000	8,921
4.46%, 03/21/06	1,000	990
+ **IXIS Commercial Paper Corp., Section 4(2) / 144A**		
4.35%, 03/16/06	29,000	28,745
◆+ **Jupiter Securitization Corp., Section 4(2) / 144A**		
4.29%, 01/05/06	1,190	1,189
◆ **K2 (USA), L.L.C., Section 3c7 / 144A**		
4.07%, 01/09/06	1,500	1,499
4.20%, 01/10/06	8,000	7,992
4.43%, 03/09/06	32,000	31,739

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
3.95%, 03/13/06	4,000	3,969
4.33%, 04/20/06	10,000	9,872
+ **KBC Financial Products International, Ltd., Section 4(2) / 144A**		
4.34%, 02/22/06	26,000	25,839
◆+ **Kitty Hawk Funding Corp., Section 4(2) / 144A**		
4.30%, 01/13/06	10,000	9,986
◆+ **Lexington Parker Capital Co., L.L.C. Section 4(2) / 144A**		
4.40%, 01/03/06	3,000	2,999
4.06%, 01/06/06	1,000	999
4.31%, 01/06/06	1,000	999
3.79%, 01/13/06	2,000	1,998
3.80%, 01/13/06	18,000	17,978
4.17%, 01/24/06	7,000	6,982
4.25%, 04/07/06	3,000	2,967
◆+ **Links Finance, L.L.C., Section 3c7 / 144A**		
4.37%, 02/27/06	10,000	9,932
◆ **Mane Funding Corp., Section 4(2) / 144A**		
4.31%, 01/18/06	12,000	11,976
4.33%, 02/21/06	7,142	7,099
4.35%, 02/24/06	31,000	30,800
◆+ **Mont Blanc Capital Corp., Section 4(2) / 144A**		
4.30%, 01/11/06	3,000	2,996
4.35%, 02/23/06	7,000	6,956
Morgan Stanley		
4.29%, 04/12/06	17,000	16,800
◆+ **Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A**		
4.28%, 01/05/06	9,000	8,996
4.16%, 01/19/06	3,000	2,994
4.40%, 03/02/06	4,419	4,387
4.45%, 03/13/06	2,000	1,983
4.45%, 03/16/06	8,000	7,928
4.06%, 03/23/06	9,000	8,919
+ **Nordea North America, Inc.**		
4.42%, 02/28/06	3,000	2,979
4.16%, 03/31/06	3,500	3,465
4.30%, 04/18/06	33,000	32,587
◆ **Park Granada, L.L.C., Section 4(2) / 144A**		
4.30%, 02/07/06	21,000	20,908
4.40%, 03/02/06	6,000	5,956
4.50%, 03/22/06	13,000	12,871

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✦◆ Picaros Funding, L.L.C., Section 4(2) / 144A		
4.00%, 02/17/06	10,000	9,949
4.35%, 02/22/06	14,000	13,913
4.18%, 03/30/06	4,000	3,960
◆✦ Preferred Receivables Funding Corp. Section 4(2) / 144A		
3.97%, 02/10/06	2,000	1,991
✦ San Paolo IMI U.S. Financial Co.		
4.03%, 01/05/06	35,000	34,984
✦ Santander Central Hispano Finance (Delaware), Inc.		
4.00%, 02/24/06	18,000	17,894
3.96%, 03/15/06	18,000	17,858
4.30%, 04/13/06	3,000	2,964
◆✦ Scaldis Capital Ltd., Section 4(2) / 144A		
4.05%, 01/06/06	9,040	9,035
4.14%, 01/20/06	14,000	13,970
4.16%, 01/24/06	9,000	8,976
4.26%, 01/25/06	24,000	23,932
4.37%, 02/27/06	53,000	52,637
4.40%, 03/02/06	3,000	2,978
◆✦ Sigma Finance, Inc., Section 3c7 / 144A		
4.07%, 01/12/06	11,500	11,486
4.09%, 01/12/06	10,000	9,988
4.22%, 02/03/06	30,000	29,885
4.27%, 02/10/06	15,000	14,930
4.34%, 02/21/06	6,000	5,964
4.02%, 02/22/06	22,000	21,874
4.41%, 03/03/06	1,000	993
4.31%, 04/25/06	5,000	4,933
Skandinaviska Enskilda Banken AB		
4.03%, 03/02/06	22,000	21,855
4.48%, 05/10/06	30,000	29,529
✦ Societe Generale North America, Inc.		
4.17%, 03/28/06	12,000	11,883
The Goldman Sachs Group, Inc.		
4.36%, 01/03/06	15,000	14,996
◆✦ Ticonderoga Funding, L.L.C., Section 4(2) / 144A		
4.33%, 01/23/06	50,243	50,111
◆✦ Triple-A One Funding Corp., Section 4(2) / 144A		
4.29%, 01/05/06	4,036	4,034
4.30%, 01/06/06	1,227	1,226
Westpac Banking Corp., Section 4(2) / 144A		
4.38%, 03/02/06	10,000	9,928
4.62%, 06/16/06	4,000	3,917

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✦ Westpac Trust Securities NZ Ltd., Section 4(2) / 144A		
4.16%, 01/03/06	7,000	6,998
4.28%, 02/09/06	8,000	7,963
4.32%, 02/09/06	15,000	14,930
◆ Whistlejacket Capital, L.L.C., Section 3c7 / 144A		
4.35%, 02/21/06	8,582	8,530
4.35%, 02/22/06	11,063	10,994
4.37%, 02/27/06	2,000	1,986
4.19%, 03/29/06	3,000	2,970
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
4.30%, 04/18/06	6,000	5,924
4.52%, 05/09/06	9,000	8,859
◆✦ Windmill Funding Corp., Section 4(2) / 144A		
4.30%, 01/11/06	14,000	13,983
		2,689,666

Certificates of Deposit 15.3%

American Express Bank FSB		
4.46%, 03/22/06	15,000	15,000
Banca Intesa		
4.22%, 01/24/06	18,000	18,000
Banco Bilbao Vizcaya Argentaria S.A.		
4.50%, 04/19/06	20,000	20,000
Bank of The West		
4.16%, 01/03/06	15,000	15,000
Bank of Tokyo-Mitsubishi, Ltd.		
4.43%, 03/07/06	22,000	22,000
Barclays Bank PLC		
4.05%, 01/06/06	12,000	12,000
4.20%, 01/11/06	9,000	9,000
4.36%, 02/28/06	44,000	44,000
BNP Paribas		
4.30%, 02/17/06	10,000	10,000
4.03%, 03/27/06	2,000	2,000
Canadian Imperial Bank of Commerce		
4.03%, 03/27/06	40,000	40,000
Credit Agricole S.A.		
4.61%, 06/21/06	41,000	41,000
4.63%, 06/22/06	50,000	50,000
Credit Suisse First Boston		
4.25%, 01/03/06	21,000	21,000
4.33%, 01/18/06	10,000	10,000
4.60%, 06/20/06	10,000	10,000

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
DePfa Bank, PLC		
4.12%, 01/19/06	15,000	15,000
Deutsche Bank, AG		
4.62%, 10/26/06	60,000	60,000
DnB NOR Bank ASA		
3.81%, 01/20/06	10,000	10,000
Dresdner Bank AG		
4.30%, 01/10/06	10,000	10,000
4.25%, 01/26/06	10,000	10,000
Fortis Bank		
4.18%, 04/03/06	4,000	4,000
+ HBOS Treasury Services, PLC		
4.38%, 03/10/06	2,000	2,000
4.30%, 04/19/06	35,000	35,000
HSBC Bank, USA		
4.13%, 03/29/06	25,000	25,000
4.30%, 04/21/06	2,000	2,000
ING Bank, N.V.		
4.11%, 01/20/06	45,000	45,000
4.46%, 05/08/06	16,000	16,000
Landesbank Baden-Wurttemberg		
4.48%, 03/31/06	22,000	22,000
4.58%, 06/12/06	3,000	3,000
Landesbank Hessen-Thuringen Girozentrale		
4.53%, 05/30/06	20,000	20,000
Mizuho Corp. Bank, Ltd.		
4.28%, 02/10/06	22,000	22,000
Nordea Bank Finland, PLC		
4.62%, 08/08/06	2,000	2,000
Rabobank Nederland		
4.51%, 05/22/06	18,000	18,000
U.S. Bank, N.A.		
4.15%, 01/25/06	48,000	48,000
Unicredito Italiano SpA		
3.78%, 01/17/06	15,000	15,000
4.10%, 01/17/06	3,000	3,000
4.11%, 01/19/06	1,000	1,000
3.82%, 01/23/06	5,000	5,000
4.29%, 04/18/06	43,000	43,000
Washington Mutual Bank, FA		
4.30%, 01/17/06	2,000	2,000
4.44%, 03/14/06	11,000	11,000
4.63%, 06/19/06	7,000	7,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Wells Fargo Bank, N.A.		
4.27%, 01/12/06	13,000	13,000
4.31%, 01/26/06	46,000	46,000
Wilmington Trust Co.		
4.42%, 03/08/06	5,000	5,000
		859,000
Bank Notes 0.9%		
Bank of America, N.A.		
4.19%, 01/11/06	35,000	35,000
4.25%, 01/27/06	14,000	14,000
		49,000
Variable-Rate Obligations 14.2% of net assets		
Bank of Ireland, 144A		
4.34%, 01/20/06	10,000	10,000
Barclays Bank, PLC		
4.30%, 01/10/06	25,000	24,998
4.29%, 01/17/06	50,000	49,995
4.31%, 01/17/06	13,000	12,999
4.31%, 01/23/06	5,000	5,000
◆+ Beta Finance, Inc., Section 3c7 / 144A		
4.32%, 01/17/06	19,000	19,000
BNP Paribas		
4.25%, 01/04/06	24,000	23,995
4.30%, 01/10/06	10,000	9,998
4.31%, 01/17/06	4,000	3,999
+ Breckenridge Terrace L.L.C.		
4.44%, 01/07/06	1,000	1,000
Canadian Imperial Bank of Commerce		
4.35%, 01/23/06	25,000	25,000
◆ CC (USA), Inc., Section 3c7 / 144A		
4.34%, 01/23/06	45,000	44,999
+ Cook County, ILL.		
Series 2004D		
4.41%, 01/07/06	1,500	1,500
Credit Suisse First Boston		
4.32%, 01/11/06	50,000	50,000
◆ Dorada Finance, Inc., Section 3c7 / 144A		
4.32%, 01/17/06	20,000	20,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Eagle County, Colorado Housing Facilities Revenue Bond		
(The Tarnes at BC LLC Project B) Series 1999		
4.44%, 01/07/06	2,000	2,000
HSH Nordbank, AG		
4.29%, 01/09/06	40,000	39,999
◆+ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A		
4.24%, 01/03/06	12,000	12,000
4.32%, 01/18/06	25,000	24,999
◆ Liberty Lighthouse U.S. Capital Co. L.L.C., Section 4(2) / 144A		
4.26%, 01/03/06	19,000	19,000
4.34%, 01/30/06	3,000	3,000
◆+ Links Finance, L.L.C., Section 3c7 / 144A		
4.30%, 01/09/06	20,000	19,997
4.35%, 01/17/06	13,000	13,001
Merrill Lynch & Co., Inc.		
4.35%, 01/17/06	25,000	25,000
Morgan Stanley		
4.30%, 01/03/06	20,000	20,000
Norddeutsche Landesbank Girozentrale		
4.32%, 01/17/06	4,000	4,000
Nordea AB		
4.34%, 01/11/06	25,000	25,000
Nordea Bank Finland, PLC		
4.34%, 01/17/06	35,000	34,998
Royal Bank of Scotland, PLC		
4.32%, 01/27/06	15,000	14,999
4.33%, 01/30/06	28,000	27,996
Royal Bank of Scotland, PLC, 144A		
4.34%, 01/23/06	20,000	20,000
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
4.33%, 01/17/06	12,000	11,999
4.35%, 01/17/06	15,000	15,000
Societe Generale, 144A		
4.26%, 01/03/06	15,000	15,000
Svenska Handelsbanken AB		
4.25%, 01/03/06	25,000	24,996
+ Tenderfoot Seasonal Housing, L.L.C.		
Series B		
4.44%, 01/07/06	2,885	2,885

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
• The Goldman Sachs Group, Inc.		
4.34%, 01/04/06	13,000	13,000
4.40%, 01/13/06	30,000	30,000
Washington Mutual Bank, FA		
4.36%, 01/30/06	25,000	25,000
◆ Whistlejacket Capital, L.L.C., Section 3c7 / 144A		
4.28%, 01/09/06	9,000	8,999
4.33%, 01/20/06	2,000	2,000
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
4.24%, 01/03/06	15,045	15,044
4.32%, 01/12/06	2,000	2,000
4.33%, 01/17/06	1,000	1,000
4.37%, 01/20/06	25,000	25,003
		800,398

Portfolio Holdings continued

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Other Investments 21.7% of net assets

Repurchase Agreements 21.7%

Bank of America Securities L.L.C.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $816,000
4.30%, issued 12/30/05,

due 01/03/06	800,382	800,000

Credit Suisse First Boston L.L.C.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $1,387
4.26%, issued 12/30/05,

due 01/03/06	1,360	1,359

Morgan Stanley & Co. Inc.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $430,325
4.28%, issued 12/30/05,

due 01/03/06	420,200	420,000
		1,221,359

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)

At December 31, 2005, portfolio holdings included illiquid and/or restricted securities as follows:

Blue Spice, L.L.C., Section 4(2) / 144A

4.18%, 11/03/05, 01/03/06	4,000	3,999
4.13%, 09/27/05, 03/28/06	23,000	22,777
		26,776

The Goldman Sachs Group, Inc.

4.34%, 10/04/05, 01/04/06	13,000	13,000
4.40%, 07/18/05, 01/13/06	30,000	30,000
		43,000

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$4,398,064
Repurchase agreements, at value	1,221,359
Receivables:	
Interest	7,549
Prepaid expenses	+ 748
Total assets	**5,627,720**

Liabilities

Payables:	
Dividends to shareholders	896
Investment adviser and administrator fees	106
Transfer agent and shareholder service fees	143
Trustees' fees	10
Accrued expenses	+ 473
Total liabilities	**1,628**

Net Assets

Total assets	5,627,720
Total liabilities	− 1,628
Net assets	**$5,626,092**

Net Assets by Source

Capital received from investors	$5,626,092

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$1,898,398		1,898,398		$1.00
Premier Sweep Shares	$3,727,694		3,727,694		$1.00

The amortized cost of the fund's securities was $5,619,423. Includes restricted and/or illiquid securities worth $69,776, or 1.2% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $1,948,137 or 34.6% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio $5,619,423

See financial notes.   15

Statement of
Operations

From January 1, 2005 through December 31, 2005. All numbers x 1,000.

Investment Income

Interest		**$162,594**

Expenses

Investment adviser and administrator fees		17,338
Transfer agent and shareholder service fees:		
Sweep Shares		7,350
Premier Sweep Shares		14,556
Trustees' fees		21
Custodian and portfolio accounting fees		453
Professional fees		45
Registration fees		1,105
Shareholder reports		308
Other expenses	+	23
Total expenses		41,199
Expense reduction	–	10,844
Net expenses		**30,355**

Increase in Net Assets from Operations

Total investment income		162,594
Net expenses	–	30,355
Net investment income		132,239
Increase in net assets from operations		**$132,239**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $7,610 from the investment adviser (CSIM) and $3,234 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses through April 29, 2006, as follows:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.69
Premier Sweep Shares	0.59

This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statement of
Changes in Net Assets

For the current and prior report period. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	01/01/05–12/31/05	8/19/04–12/31/04
Net investment income	$132,239	$12,474
Increase in net assets from operations	**132,239**	**12,474**

Distributions Paid

Dividends from net investment income		
Sweep Shares	43,265	4,518
Premier Sweep Shares +	88,974	7,956
Total dividends from net investment income	**132,239**	**12,474**

The tax-basis components of distributions are:

Current year
Ordinary income	$132,239
Long-term capital gains	$–

Prior year
Ordinary income	$12,474
Long-term capital gains	$–

Transactions in Fund Shares

Shares Sold
Sweep Shares	9,538,598	3,294,040
Premier Sweep Shares +	22,760,631	6,173,729
Total shares sold	**32,299,229**	**9,467,769**

Shares Reinvested
Sweep Shares	42,446	4,349
Premier Sweep Shares +	87,145	7,749
Total shares reinvested	**129,591**	**12,098**

Shares Redeemed
Sweep Shares	(8,953,704)	(2,027,331)
Premier Sweep Shares +	(21,463,885)	(3,837,675)
Total shares redeemed	**(30,417,589)**	**(5,865,006)**
Net transactions in fund shares	**2,011,231**	**3,614,861**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	3,614,861	–
Total increase +	2,011,231	3,614,861
End of period	**$5,626,092**	**$3,614,861**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes

Business Structure of the Funds

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The fund offers two share classes: Sweep Shares and Premier Sweep Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the Investment Adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

- Schwab Money Market Fund
- Schwab Government Money Fund
- Schwab U.S. Treasury Money Fund
- Schwab Value Advantage Money Fund
- Schwab Municipal Money Fund
- Schwab California Municipal Money Fund
- Schwab New York Municipal Money Fund
- Schwab New Jersey Municipal Money Fund
- Schwab Pennsylvania Municipal Money Fund
- Schwab Florida Municipal Money Fund
- Schwab Massachusetts Municipal Money Fund
- Schwab Retirement Advantage Money Fund
- Schwab Investor Money Fund
- Schwab Advisor Cash Reserves
- Schwab Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amount that it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity using the effective interest rate method. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Advisor Cash Reserves

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Advisor Cash Reserves (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, and the changes in its net assets and the financial highlights for the year then ended and for the period August 19, 2004 (commencement of operations) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 14, 2006

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Advisor Cash Reserves, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

Interim Approval, May 2005. At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. Following such evaluation, the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Subsequent Continuation, August 2005. At the August 31, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the continuation of the Agreement through June 30, 2006. This approval extended the interim approval of the Agreement by the Board, which had taken place on May 24, 2005 and is discussed above. In connection with the approval of the Agreement, the Board considered additional information provided by CSIM in response to the Board's requests at the May 24, 2005 meeting, as well as reconsidered the information provided and factors considered at prior meetings. The Board concluded that the information provided at the meeting supported continuation of the Agreement. In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate). *Until 2001:* Special Advisor to the President, Stanford University. *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University. Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2]

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3] Non-Executive Chairman, Solectron Corporation (manufacturing).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Trustee, Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01,* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES Adjustable convertible extendable security
BAN Bond anticipation note
COP Certificate of participation
GAN Grant anticipation note
GO General obligation
HDA Housing Development Authority
HFA Housing Finance Agency
IDA Industrial Development Authority
IDB Industrial Development Board
IDRB Industrial Development Revenue Bond
M/F Multi-family
RAN Revenue anticipation note
RB Revenue bond
S/F Single-family
TAN Tax anticipation note
TECP Tax-exempt commercial paper
TRAN Tax and revenue anticipation note
VRD Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Cash Reserves

Annual Report
December 31, 2005

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., which currently ranks as one of the largest investment managers in the country. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

We strive every day to warrant the trust you have placed in us; that will never change. Thank you for investing with us.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion for the year ended December 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for your Schwab money fund for the year ended December 31, 2005. Although the period was marked by volatility, our money funds provided competitive yields as well as safety and stability.

I would like to take this opportunity to remind you that Schwab Funds offers a range of position-traded money funds that are available with a variety of minimums and investment strategies to meet your needs. These funds and share classes are available beginning with a minimum initial investment of $25,000 ($15,000 for IRA and custodial accounts) and include both taxable and, for clients who are tax sensitive, tax-free investment strategies. To make these products even more convenient, we've recently reduced the subsequent investment minimum requirement from $5,000 to $500 on several of our Value Advantage Investments.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. During the report period covered by this book, Schwab Funds launched seven new funds across varying investment styles and strategies.

In closing, I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the fund. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

The Investment Environment and the Fund

Despite having witnessed a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates eight consecutive times in the one-year report period and bringing the benchmark rate up to 4.25%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

Regardless of the concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.5%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past two quarters was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructures in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September, although softening oil demand and quick action by the federal government to release Strategic Petroleum Reserves led to a subsequent decline off that peak. During the fourth quarter, oil had dropped to as low as $58 a barrel, but then rebounded back to $64 as of the end of the period. While the full economic effect of the hurricanes remains unknown, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in those areas.

Another significant event that happened during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he had not yet been confirmed into office as of the end of the report period, Bernanke's experience on

the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

Schwab Cash Reserves was positioned to take advantage of the likelihood that the Federal Reserve would continue to raise short-term interest rates. As noted above, the Fed continued in its tightening cycle throughout the year, raising short-term interest rates 0.25% at each of its eight meetings. At the end of the one-year report period, the benchmark rate was up to 4.25%. In this economic environment, the fund continually added to its variable-rate holdings, maintaining its holdings at around 10-15% of fund assets during the period. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. To further take advantage of the rising-rate environment, we maintained our weighted average maturity (WAM) relatively short, at around 40 days. Keeping the WAM short provided flexibility to adapt and respond to the changes in interest rates.

Performance and Fund Facts as of 12/31/05

Ticker Symbol: SWSXX

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield[1]	3.68%
Seven-Day Yield–No Waiver[2]	3.48%
Seven-Day Effective Yield[1]	3.74%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	45 days
Credit Quality of Holdings % of portfolio	100% Tier 1

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested invested for six-months beginning July 1, 2005 and held through December 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/05	Ending Account Value (Net of Expenses) at 12/31/05	Expenses Paid During Period[2] 7/1/05–12/31/05
Schwab Cash Reserves				
Actual Return	0.69%	$1,000	$1,015.80	$3.51
Hypothetical 5% Return	0.69%	$1,000	$1,021.73	$3.52

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Financial Statements

Financial Highlights

	1/1/05– 12/31/05	8/12/04[1]– 12/31/04		
Per-Share Data ($)				
Net asset value at beginning of period	1.00	1.00		
Income from investment operations:				
Net investment income	0.03	0.00[2]		
Less distributions:				
Dividends from net investment income	(0.03)	(0.00)[2]		
Net asset value at end of period	1.00	1.00		
Total return (%)	2.65	0.46[3]		
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	0.69	0.69[4]		
Gross operating expenses	0.92	1.05[4]		
Net investment income	2.90	1.24[4]		
Net assets, end of period ($ x 1,000,000)	822	140		

[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of December 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

◆ Asset-backed security

✚ Credit-enhanced security

· Illiquid and/or restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
72.0%	Fixed-Rate Obligations	591,715	591,715
9.5%	Variable-Rate Obligations	78,493	78,493
18.4%	Other Investments	150,962	150,962
99.9%	Total Investments	821,170	821,170
0.1%	Other Assets and Liabilities		758
100.0%	Net Assets		821,928

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 72.0% of net assets		
Commercial Paper & Other Corporate Obligations 51.0%		
AB Spintab		
4.21%, 01/20/06	2,400	2,395
4.40%, 03/03/06	2,000	1,985
Alliance & Leicester, PLC, Section 4(2) / 144A		
4.14%, 02/06/06	1,500	1,494
4.35%, 02/28/06	1,000	993
4.47%, 03/15/06	1,000	991
4.49%, 05/10/06	2,000	1,969
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
4.07%, 01/09/06	1,000	999
4.35%, 02/22/06	1,000	994
4.48%, 03/22/06	3,000	2,970
◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A**		
4.27%, 01/04/06	7,900	7,897
4.30%, 01/06/06	4,000	3,998
✚ **ANZ (Delaware) Inc.**		
4.45%, 03/15/06	2,318	2,297
✚ **ANZ National Bank (Int'l) Ltd.**		
4.09%, 01/13/06	1,000	999
4.01%, 02/23/06	2,000	1,988
◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
4.52%, 05/30/06	1,000	982
4.64%, 06/19/06	1,000	979
◆✚ **ASAP Funding Ltd., Section 4(2) / 144A**		
4.21%, 01/09/06	1,000	999
4.42%, 03/03/06	1,000	993
4.46%, 03/07/06	1,000	992
4.47%, 03/10/06	2,000	1,983
◆✚ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
4.30%, 01/06/06	1,000	999
4.21%, 01/10/06	1,735	1,733
4.35%, 02/21/06	3,000	2,982
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
4.45%, 05/03/06	2,000	1,971
4.47%, 05/08/06	7,000	6,892
4.52%, 05/17/06	1,000	983
4.52%, 05/22/06	2,000	1,965

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank of America Corp.		
4.18%, 01/10/06	11,000	10,989
4.42%, 02/27/06	19,000	18,868
4.42%, 02/28/06	6,000	5,958
Bank of Ireland, Section 4(2) / 144A		
4.52%, 05/23/06	4,000	3,930
4.57%, 05/23/06	1,000	982
+ Barclays U.S. Funding Corp.		
4.35%, 02/24/06	2,000	1,987
◆+ Barton Capital Corp., Section 4(2) / 144A		
4.30%, 01/12/06	4,000	3,995
4.16%, 01/26/06	1,000	997
Bear Stearns Companies, Inc.		
4.04%, 01/06/06	1,000	999
◆+ Beta Finance, Inc., Section 3c7 / 144A		
4.18%, 01/12/06	1,000	999
4.31%, 02/17/06	2,000	1,989
◆+• Blue Spice, L.L.C., Section 4(2) / 144A		
4.08%, 01/12/06	1,500	1,498
4.45%, 03/17/06	1,000	991
+ CBA (Delaware) Finance, Inc.		
4.18%, 01/10/06	2,500	2,497
4.32%, 02/21/06	2,000	1,988
◆ CC (USA), Inc., Section 3c7 / 144A		
4.07%, 01/11/06	1,000	999
4.12%, 01/20/06	2,000	1,996
4.33%, 02/21/06	1,000	994
4.45%, 03/22/06	1,895	1,876
◆+ Chariot Funding, L.L.C., Section 4(2) / 144A		
4.28%, 01/06/06	3,000	2,998
+ Citigroup Funding, Inc.		
4.07%, 01/09/06	1,500	1,499
4.30%, 01/12/06	2,000	1,997
4.27%, 01/13/06	9,000	8,987
4.41%, 02/21/06	1,000	994
4.37%, 03/01/06	7,000	6,950
4.46%, 03/20/06	2,000	1,981
◆+ Clipper Receivables Co., Section 4(2) / 144A		
4.34%, 01/17/06	1,209	1,207
◆+ Concord Minutemen Capital Co., Series A **Section 3c7 / 144A**		
3.75%, 01/06/06	1,000	999
4.21%, 01/11/06	2,000	1,998

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Crown Point Capital Co., L.L.C. **Section 3c7 / 144A**		
4.20%, 01/12/06	1,000	999
◆ Dakota CP Notes of Citibank Credit Card Issuance **Trust, Section 4(2) / 144A**		
4.30%, 01/12/06	2,000	1,997
4.32%, 01/24/06	1,000	997
4.49%, 03/28/06	1,500	1,484
+ Danske Corp.		
4.21%, 02/06/06	2,500	2,490
DnB NOR Bank ASA		
4.37%, 03/02/06	2,000	1,986
◆ Dorada Finance, Inc., Section 3c7 / 144A		
4.12%, 01/20/06	2,000	1,996
4.60%, 06/12/06	1,000	980
+ Dresdner U.S. Finance, Inc.		
4.31%, 01/09/06	1,500	1,499
◆ Edison Asset Securitization Corp., L.L.C., **Section 4(2) / 144A**		
4.58%, 06/06/06	5,000	4,903
◆+ Eiffel Funding, L.L.C., Section 4(2) / 144A		
4.18%, 01/09/06	3,000	2,997
4.49%, 03/28/06	1,000	989
◆+ Fairway Finance Co., L.L.C., Section 4(2) / 144A		
4.30%, 01/11/06	1,325	1,323
4.52%, 05/15/06	1,915	1,884
◆+ Falcon Asset Securitization Corp., **Section 4(2) / 144A**		
4.12%, 01/17/06	1,000	998
◆ Five Finance Inc., Section 3c7 / 144A		
4.04%, 01/03/06	1,000	1,000
4.39%, 02/28/06	1,000	993
ForeningsSparbanken AB (Swedbank)		
4.29%, 04/19/06	4,000	3,950
◆ Galaxy Funding, Inc., Section 4(2) / 144A		
4.09%, 01/13/06	1,000	999
4.20%, 01/24/06	2,000	1,995
General Electric Capital Corp.		
4.04%, 01/04/06	5,000	4,998
4.05%, 01/06/06	5,000	4,997
3.95%, 03/22/06	3,000	2,974
4.29%, 04/03/06	3,000	2,968
4.46%, 05/11/06	2,000	1,969

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.51%, 05/15/06	2,000	1,967
4.52%, 05/23/06	2,000	1,965
4.59%, 06/12/06	2,500	2,449
4.65%, 08/02/06	2,000	1,947
4.62%, 08/21/06	2,000	1,942
General Electric Capital Services		
4.06%, 01/05/06	4,000	3,998
◆+ **Grampian Funding, LLC., Section 4(2) / 144A**		
4.01%, 01/04/06	1,000	1,000
4.17%, 01/26/06	1,000	997
4.46%, 03/22/06	1,000	990
4.29%, 04/11/06	1,000	988
+ **HBOS Treasury Services, PLC**		
4.33%, 02/24/06	4,000	3,974
4.43%, 03/14/06	1,000	991
4.52%, 06/01/06	4,000	3,926
HSBC U.S.A., Inc.		
4.45%, 05/01/06	1,000	986
Irish Life & Permanent, PLC, Section 4(2) / 144A		
4.22%, 01/31/06	2,000	1,993
4.45%, 03/14/06	1,000	991
+ **IXIS Commercial Paper Corp., Section 4(2) / 144A**		
4.26%, 02/16/06	1,000	995
4.33%, 02/24/06	1,000	994
4.56%, 05/16/06	1,000	983
4.52%, 05/31/06	1,000	982
◆+ **Jupiter Securitization Corp., Section 4(2) / 144A**		
4.19%, 01/11/06	6,000	5,993
◆ **K2 (USA), L.L.C., Section 3c7 / 144A**		
4.31%, 01/09/06	2,000	1,998
4.12%, 01/17/06	2,000	1,996
3.95%, 03/13/06	1,000	992
+ **KBC Financial Products International, Ltd.,** **Section 4(2) / 144A**		
4.34%, 02/22/06	3,000	2,981
◆+ **Kitty Hawk Funding Corp., Section 4(2) / 144A**		
4.30%, 01/13/06	8,890	8,877
◆+ **Lexington Parker Capital Co., L.L.C.** **Section 4(2) / 144A**		
4.06%, 01/06/06	2,000	1,999
3.79%, 01/13/06	2,000	1,998
3.97%, 03/14/06	1,000	992
◆ **Mane Funding Corp., Section 4(2) / 144A**		
4.14%, 01/19/06	1,000	998
4.20%, 01/23/06	3,000	2,992

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.32%, 02/17/06	4,000	3,978
4.45%, 03/16/06	2,000	1,982
◆+ **Mont Blanc Capital Corp., Section 4(2) / 144A**		
4.30%, 01/11/06	4,000	3,995
Morgan Stanley		
4.29%, 04/12/06	5,000	4,941
◆+ **Nieuw Amsterdam Receivables Corp.,** **Section 4(2) / 144A**		
4.35%, 02/24/06	1,000	994
4.40%, 03/02/06	1,000	993
4.45%, 03/13/06	1,069	1,060
4.06%, 03/23/06	1,000	991
+ **Nordea North America, Inc.**		
4.21%, 01/04/06	1,200	1,200
4.22%, 01/13/06	2,049	2,046
4.30%, 04/18/06	1,000	987
◆+ **Old Line Funding, L.L.C., Section 4(2) / 144A**		
4.36%, 01/12/06	5,000	4,993
◆+ **Park Avenue Receivables Corp. L.L.C.,** **Section 4(2) / 144A**		
4.23%, 01/19/06	6,000	5,987
◆ **Park Granada, L.L.C., Section 4(2) / 144A**		
4.30%, 02/07/06	1,000	996
4.40%, 03/02/06	1,000	993
4.47%, 03/16/06	3,000	2,973
◆+ **Picaros Funding, L.L.C., Section 4(2) / 144A**		
4.35%, 01/30/06	4,000	3,986
3.97%, 02/17/06	941	936
4.35%, 02/22/06	2,000	1,988
◆+ **Preferred Receivables Funding Corp.** **Section 4(2) / 144A**		
3.97%, 02/10/06	1,000	996
+ **San Paolo IMI U.S. Financial Co.**		
4.03%, 01/05/06	2,000	1,999
+ **Santander Central Hispano Finance (Delaware), Inc.**		
4.23%, 01/13/06	1,000	999
3.96%, 03/15/06	2,000	1,984
4.53%, 06/01/06	1,000	981
◆+ **Scaldis Capital Ltd., Section 4(2) / 144A**		
4.05%, 01/06/06	2,000	1,999
4.14%, 01/20/06	3,000	2,994
4.40%, 03/02/06	1,000	993
◆+ **Sheffield Receivables Corp., Section 4(2) / 144A**		
4.19%, 01/09/06	1,000	999
4.16%, 01/23/06	1,011	1,008

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
4.07%, 01/12/06	1,500	1,498
4.21%, 02/01/06	1,365	1,360
4.41%, 03/03/06	1,000	993
Skandinaviska Enskilda Banken AB		
4.17%, 01/05/06	4,000	3,998
+ Societe Generale North America, Inc.		
4.21%, 02/03/06	1,450	1,444
4.35%, 02/21/06	7,000	6,957
4.17%, 03/28/06	1,000	990
◆ Stadshypotek Delaware, Inc., Section 4(2) / 144A		
4.42%, 02/27/06	3,500	3,476
The Goldman Sachs Group, Inc.		
4.36%, 01/03/06	8,000	7,998
4.50%, 05/23/06	11,000	10,809
◆+ Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
4.14%, 01/20/06	3,451	3,444
4.29%, 04/10/06	1,399	1,383
◆+ Ticonderoga Funding, LLC., Section 4(2) / 144A		
4.27%, 01/09/06	4,000	3,996
4.37%, 01/27/06	4,000	3,987
Toronto Dominion Holdings		
4.42%, 05/05/06	3,000	2,955
◆+ Tulip Funding Corp., Section 4(2) / 144A		
4.30%, 01/03/06	2,000	2,000
+ UBS Finance (Delaware), Inc.		
3.88%, 01/12/06	3,000	2,997
4.33%, 02/22/06	2,000	1,988
4.35%, 02/22/06	9,400	9,342
4.35%, 02/28/06	1,400	1,390
+ Westpac Banking Corp., Section 4(2) / 144A		
4.35%, 02/24/06	3,000	2,981
4.61%, 06/13/06	1,000	980
+ Westpac Trust Securities NZ Ltd., Section 4(2) / 144A		
4.16%, 01/03/06	2,700	2,699
4.32%, 02/09/06	1,000	995
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
4.35%, 02/22/06	1,000	994
4.28%, 04/10/06	1,000	988
4.65%, 06/12/06	1,839	1,801
◆+ Windmill Funding Corp., Section 4(2) / 144A		
4.30%, 01/11/06	2,000	1,998
		419,215

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Certificates of Deposit 20.8%		
American Express Bank FSB		
4.44%, 03/14/06	4,000	4,000
Australia & New Zealand Banking Group Ltd.		
4.47%, 03/31/06	4,000	4,000
Bank of Tokyo-Mitsubishi, Ltd.		
4.17%, 01/27/06	3,000	3,000
4.43%, 03/07/06	1,000	1,000
Barclays Bank PLC		
4.18%, 01/04/06	2,000	2,000
4.16%, 01/05/06	5,000	5,000
4.05%, 01/06/06	4,000	4,000
4.21%, 01/18/06	1,000	1,000
BNP Paribas		
3.95%, 01/25/06	1,000	1,000
Canadian Imperial Bank of Commerce		
4.03%, 03/27/06	3,000	3,000
Citibank, N.A.		
4.48%, 03/29/06	12,000	12,000
Credit Agricole S.A.		
4.61%, 06/21/06	6,000	6,000
4.63%, 06/22/06	3,000	3,000
Credit Suisse		
4.25%, 01/03/06	5,000	5,000
4.33%, 01/18/06	11,000	11,000
4.58%, 06/06/06	2,000	2,000
4.60%, 06/20/06	11,000	11,000
DePfa Bank, PLC		
4.12%, 01/19/06	8,000	8,000
Deutsche Bank, AG		
4.62%, 10/26/06	2,000	2,000
Dresdner Bank AG		
4.30%, 01/10/06	4,000	4,000
ING Bank N.V.		
4.46%, 05/08/06	3,000	3,000
Landesbank Baden-Wurttemberg		
4.48%, 03/31/06	7,000	7,000
Landesbank Hessen-Thuringen Girozentrale		
4.53%, 05/30/06	2,000	2,000
San Paolo IMI SpA		
4.11%, 01/19/06	3,000	3,000
Suntrust Bank, Inc.		
4.20%, 02/03/06	4,000	4,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Toronto Dominion Bank		
4.46%, 03/27/06	15,000	15,000
4.46%, 03/28/06	18,000	18,000
U.S. Bank, N.A.		
4.11%, 01/20/06	6,500	6,500
Unicredito Italiano SpA		
3.78%, 01/17/06	5,000	5,000
Washington Mutual Bank, FA		
4.30%, 01/17/06	5,000	5,000
Wells Fargo Bank, N.A.		
4.29%, 01/10/06	8,000	8,000
4.27%, 01/12/06	2,000	2,000
		170,500

Bank Notes 0.2%

Bank of America, N.A.		
4.25%, 01/27/06	2,000	**2,000**

Variable-Rate Obligations 9.5% of net assets

Barclays Bank, PLC		
4.29%, 01/17/06	5,000	4,999
4.31%, 01/17/06	5,000	5,000
4.31%, 01/23/06	5,000	4,999
BNP Paribas		
4.25%, 01/04/06	2,000	1,999
4.30%, 01/10/06	15,000	14,997
Credit Suisse		
4.32%, 01/11/06	5,000	5,000
Dexia Credit Local		
4.32%, 01/26/06	3,000	2,999
HSH Nordbank, AG		
4.29%, 01/09/06	2,000	2,000
◆ **Liberty Lighthouse U.S. Capital Co. L.L.C.,** **Section 4(2) / 144A**		
4.27%, 01/05/06	2,000	2,000
◆+ **Links Finance, L.L.C., Section 3c7 / 144A**		
4.34%, 01/10/06	2,000	2,000
4.32%, 01/17/06	3,000	3,000
Norddeutsche Landesbank Girozentrale		
4.32%, 01/17/06	3,000	3,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Nordea Bank Finland, PLC		
4.30%, 01/17/06	5,000	5,000
+ **Roman Catholic Bishop of San Jose, CA**		
4.38%, 01/07/06	5,500	5,500
◆+ **Sigma Finance, Inc., Section 3c7 / 144A**		
4.33%, 01/17/06	1,000	1,000
+ **Tenderfoot Seasonal Housing, L.L.C.**		
Series B		
4.44%, 01/07/06	3,000	3,000
The Goldman Sachs Group, Inc.		
4.33%, 01/03/06	2,000	2,001
• 4.34%, 01/04/06	2,000	2,000
• 4.40%, 01/13/06	1,000	1,000
◆ **Whistlejacket Capital, L.L.C., Section 3c7 / 144A**		
4.33%, 01/17/06	1,000	1,000
4.33%, 01/20/06	4,000	3,999
◆ **White Pine Finance, L.L.C., Section 3c7 / 144A**		
4.32%, 01/12/06	1,000	1,000
4.32%, 01/17/06	1,000	1,000
		78,493

Security	Maturity Amount ($ x 1,000)	

Other Investments 18.4% of net assets

Repurchase Agreements 18.4%

Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $2,002, 4.26%, issued 12/30/05, due 01/03/06	1,963	1,962
Morgan Stanley & Co., Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $120,403, 4.28%, issued 12/30/05, due 01/03/06	118,056	118,000

Security	Maturity Amount ($ x 1,000)	Value
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $31,621, 4.35%, issued 12/27/05, due 01/03/06	10,008	10,000
4.29%, issued 12/12/05, due 01/06/06	21,063	21,000
		150,962

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At December 31, 2005, portfolio holdings included illiquid and/or restricted securities as follows:		
Blue Spice, L.L.C. Section 4(2) / 144A		
4.08%, 01/11/00, 01/12/06	1,500	1,498
4.45%, 01/15/00, 03/17/06	1,000	991
		2,489
The Goldman Sachs Group, Inc.		
4.34%, 10/04/05, 01/04/06	2,000	2,000
4.40%, 07/18/05, 01/13/06	1,000	1,000
		3,000

Statement of
Assets and Liabilities

As of December 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$670,208
Repurchase agreements, at value	150,962
Interest receivable	957
Prepaid expenses	+ 101
Total assets	**822,228**

Liabilities

Payables:	
Dividends to shareholders	105
Investment adviser and administrator fees	13
Transfer agent and shareholder service fees	31
Trustees' fees	8
Accrued expenses	+ 143
Total liabilities	**300**

Net Assets

Total assets	822,228
Total liabilities	− 300
Net assets	**$821,928**

Net Assets by Source

Capital received from investors	821,928

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$821,928		821,928		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $821,170. Includes illiquid and/or restricted securities worth $5,489 or 0.7% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $238,386 or 29.0% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$821,170

Statement of
Operations
From January 1, 2005 through December 31, 2005. All numbers x 1,000.

Investment Income

Interest	**$10,708**

Expenses

Investment adviser and administrator fees		1,133
Transfer agent and shareholder service fees		1,341
Trustees' fees		27
Custodian and portfolio accounting fees		41
Professional fees		28
Registration fees		96
Shareholder reports		77
Other expenses	+	9
Total expenses		2,752
Expense reduction	−	695
Net expenses		**2,057**

Increase in Net Assets from Operations

Total investment income		10,708
Net expenses	−	2,057
Net investment income		8,651
Increase in net assets from operations		**$8,651**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through April 29, 2006, to 0.69% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Statement of
Changes in Net Assets

For the current and prior report periods. The fund commenced operations on
August 12, 2004. All numbers x 1,000.

Operations

	1/1/05–12/31/05	08/12/04–12/31/04
Net investment income	$8,651	$521
Increase in net assets from operations	**8,651**	**521**

Distributions Paid

Dividends from net investment income	**8,651**	**521**

Transactions in Fund Shares

Shares sold	2,736,029	384,505
Shares reinvested	8,432	510
Shares redeemed	+ (2,063,020)	(244,528)
Net transactions in fund shares	**681,441**	**140,487**

Net Assets

Beginning of period	140,487	—
Total increase	+ 681,441	140,487
End of period	**$821,928**	**$140,487**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

Current year
Ordinary income	$8,651
Long-term capital gains	$–

Prior year
Ordinary income	$521
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes

Business Structure of the Funds

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Investor Money Fund
Schwab Advisor Cash Reserves
Schwab Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity using the effective interest rate method. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Cash Reserves

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Cash Reserves (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2005, the results of its operations for the year then ended, and the changes in its net assets and the financial highlights for the year then ended and for the period August 12, 2004 (commencement of operations) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 14, 2006

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between The Charles Schwab Family of Funds (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, including the Schwab Cash Reserves, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

Interim Approval, May 2005. At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement on an interim basis through September 30, 2005. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported interim renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both risk and shareholder risk expectations for such fund. Following such evaluation the Board concluded, within the context of its full deliberations, that the performance of the funds supported interim renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported interim renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the Funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported interim renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the interim continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Subsequent Continuation, August 2005. At the August 31, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the continuation of the Agreement through June 30, 2006. This approval extended the interim approval of the Agreement by the Board, which had taken place on May 24, 2005 and is discussed above. In connection with the approval of the Agreement, the Board considered additional information provided by CSIM in response to the Board's requests at the May 24, 2005 meeting, as well as reconsidered the information provided and factors considered at prior meetings. The Board concluded that the information provided at the meeting supported continuation of the Agreement, subject to CSIM's continuing review of expense ratios for the Schwab Cash Reserves. In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate). *Until 2001:* Special Advisor to the President, Stanford University. *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University. Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2]

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3] Non-Executive Chairman, Solectron Corporation (manufacturing).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Trustee, Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01,* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of assets such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
  Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812